                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-12092
PROSPECTUS

                       OFFER TO EXCHANGE ALL OUTSTANDING
              SERIES A 10 5/8% SENIOR SUBORDINATED NOTES DUE 2010
                                      FOR
              SERIES B 10 5/8% SENIOR SUBORDINATED NOTES DUE 2010
                                       OF

                               IFCO SYSTEMS N.V.

   We hereby offer, upon the terms and conditions described in this prospectus, to exchange all of our outstanding Series A 10 5/8% Senior Subordinated Notes due 2010 for our registered Series B 10 5/8% Senior Subordinated Notes due 2010. The Series A notes were issued on March 8, 2000 and, as of the date of this prospectus, an aggregate principal amount of (Euro)200.0 million is outstanding. The terms of the Series B notes are identical in all material respects to the terms of the outstanding Series A notes, except that the Series B notes are registered under the Securities Act of 1933 and will be freely transferable in accordance with the transfer provisions of the indenture.

Please consider the following:

  . Our offer to exchange Series A notes for Series B notes will be open until 5:00 p.m., New York City time, on August 22, 2000, unless we extend the offer.

  . You should also carefully review the procedures for tendering your Series
    A notes beginning on page 23 of this prospectus.

  . If you do not tender your Series A notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

  . We have applied for listing of the Series B notes on the Luxembourg Stock
    Exchange.

Information about the Notes:

  . The Series B notes will mature on March 15, 2010.

  . We will pay interest on the Series B notes at an annual rate of 10 5/8% on March 15 and September 15 of each year, beginning on September 15, 2000.

  . We have the option to redeem all or a portion of the Series B notes on or after March 15, 2005, at a redemption price equal to 100% of the principal amount of the Series B notes plus a premium declining ratably to par, plus accrued interest.

  . At any time on or before March 15, 2003, we may redeem up to 35% of the original principal amount of the Series B notes at a redemption price of 110.625% of the principal amount with money we raise in specified equity offerings.

  . Our obligations under the Series B notes will not be secured, will rank junior to all our senior debt, and will rank equally to all of our existing and future senior subordinated debt.

You should consider carefully the risk factors beginning on page 14 of this prospectus in connection with the exchange offer and before investing in the Series B notes.

Neither the SEC nor any state securities commission has approved or disapproved of the Series B notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                                 July 18, 2000

                     PRESENTATION OF FINANCIAL INFORMATION

   In this prospectus, references to Deutsch marks or DM are to the currency of Germany, references to euro or (Euro) means the common currency for the eleven member states of the European Union, and references to U.S. dollars or $ are to the currency of the United States. See "Exchange Rate Information" for historical information regarding the noon buying rate for the Deutsch mark and the euro by the Federal Reserve Bank of New York.

   Various amounts and percentages set out in this prospectus have been rounded and accordingly may not total.

                           EXCHANGE RATE INFORMATION

   The table below sets forth, for the periods and dates indicated, information concerning the noon buying rates for Deutsch marks, expressed in Deutsch marks per $1.00, and for euros, expressed in U.S. dollars per (Euro)1.00. The conversion rate between the euro and the Deutsch mark is fixed at (Euro)1.00 = DM1.95583. No representation is made that the Deutsch mark or euro amounts, on the one hand, or the U.S. dollar amounts, on the other hand, referred to in this prospectus could be or could have been converted into U.S. dollars, Deutsch marks, or euros, as the case may be, at any particular rate or at all.


                                                     Deutsch marks per $1.00
      Deutsch mark:                              -------------------------------
                                                                 Period   Period
      Calendar Year                               High   Low   Average(1)  End
      -------------                              ------ ------ ---------- ------
      1995...................................... 1.5925 1.3565   1.4901   1.3835
      1996...................................... 1.5477 1.3798   1.4655   1.5210
      1997...................................... 1.7438 1.4725   1.6039   1.7438
      1998...................................... 1.8810 1.7080   1.7978   1.8033
                                                   U.S. dollars per (Euro)1.00
      Euro:                                      -------------------------------
                                                                 Period   Period
      Year                                        High   Low   Average(1)  End
      ----                                       ------ ------ ---------- ------
      1999...................................... 1.1812 1.0023   1.0588   1.0070
      Month
      -----
      January 2000.............................. 1.0335 0.9757   1.0131   0.9757
      February 2000............................. 1.0060 0.9643   0.9834   0.9643
      March 2000................................ 0.9724 0.9524   0.9643   0.9574
      April 2000................................ 0.9647 0.9083   0.9449   0.9089
      May 2000.................................. 0.9328 0.8891   0.9059   0.9328
      June 2000................................. 0.9648 0.9307   0.9505   0.9545

--------
(1)The average of the noon buying rates on the last business day of each month during each year presented and the average of the noon buying rates on the business days during each month presented.

   In this prospectus, approximate dollar amounts are provided for euro-denominated amounts based on the noon buying rate on July 7, 2000, of
(Euro)1.00 = $0.9484. Approximate dollar amounts are provided for Deutsch mark-denominated amounts based on this euro rate and the fixed conversion rate of
(Euro)1.00 = DM1.95583, resulting in a rate of $0.4849 U.S. dollars for each Deutsch mark. As of January 15, 1999, the Federal Reserve Bank of New York only publishes noon buying rates for the euro and not for the individual member states of the European Union. The exchange rates as of March 8, 2000, the closing date for the merger, IPO, and initial offering of the notes, as discussed in this prospectus, were (Euro)1.00 = $0.9576 and DM1 = $0.4896.

                               PROSPECTUS SUMMARY

   The following summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider in connection with the exchange offer and before investing in the Series B notes. This prospectus includes specific terms of the Series B notes we are offering as well as information regarding our business and detailed financial data. We encourage you to read this prospectus carefully, including the "Risk Factors" section and financial statements. Unless otherwise indicated, all references in this prospectus to "we," "us," "our," and similar terms, as well as references to the "Company" and "IFCO Systems," refer to IFCO Systems N.V. and its subsidiaries after the contribution of the capital shares of the IFCO Companies to IFCO Systems N.V. and to the IFCO Companies and their subsidiaries before that time. As a result of the merger with PalEx, Inc., and other related transactions, completed in March 2000, IFCO Systems owns all the stock of the IFCO Companies and PalEx. The IFCO Companies are IFCO Europe Beteiligungs GmbH, MTS Okologistik GmbH, and IFCO International Network Beteiligungsgesellschaft mbH, which was formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH, and their subsidiaries. PalEx refers to PalEx, Inc., which traded on the Nasdaq National Market before the merger, and its subsidiaries. For purposes of this prospectus, when we describe information on a pro forma basis, unless otherwise indicated, we are giving effect to the merger of PalEx with IFCO Systems, the IPO of IFCO Systems' ordinary shares in March 2000, the initial offering of the Series A notes, initial borrowings under the new senior credit facility, and other transactions in connection with the merger and the IPO.

                                  The Company

   We are a leading international provider of round-trip systems, serving over 9,000 customers in 17 countries. We believe we:

  . own and manage the largest pool of round-trip containers, or RTCs, in Europe based on 1997 market information;

  . own and manage a rental pool of over 1.5 million pallets in Canada, making us the second largest pallet rental pool owner and manager in North America;

  . are the largest provider of new and recycled pallets in North America based on our pallet industry experience and industry information; and

  . are the largest provider of industrial container reconditioning services in North America based on our 1998 volume and our estimate of the total number of industrial containers reconditioned in the United States each year using information obtained from the Reusable Industrial Packaging Association.

   Round-trip means that a container is used for the flow of products through one whole distribution cycle and then is used multiple times. We provide RTCs and related services to growers or manufacturers in order to distribute goods to retailers. Retailers benefit from improved product handling and automation capabilities, in-store display in RTCs, improved space efficiency, and reduction of the amount of packaging for transport. We contract third parties to collect empty RTCs from retailers for inspection and reconditioning by us. The RTCs are then reintroduced into the round-trip system for reuse on a just-in-time basis. Our RTCs, which are based on patented technology, are made of plastic and are collapsible. The RTCs are available in many different standardized sizes and structures depending on the goods to be moved. They are designed to be stacked interchangeably regardless of size. Currently, we have approximately 63.5 million IFCO RTCs in circulation. Our European pool now serves over 4,000 growers supplying produce to approximately 15,000 supermarket outlets throughout Western Europe. Currently, approximately 75 retailer groups use our round-trip systems.

   We also manufacture, sell, lease, and recycle wooden pallets in a variety of shapes and sizes for the movement of various types of goods. We currently conduct our pallet operations from approximately 60 facilities throughout the United States and Canada. We also recondition industrial container products, which include steel closed top drums, steel drums with fully removable heads, plastic drums, and industrial bulk containers, from approximately 10 facilities in the United States.

   On a pro forma basis, our revenues for the year ended December 31, 1999, were approximately $547.4 million and our EBITDA was approximately $85.9 million.

                               Company Strengths

   We believe that we have the following strengths:

  . Leading Provider of Round-trip Systems. We are a leading provider of round-trip systems for the transport of fruits and vegetables in Europe. In addition, we have a rental pool of over 1.5 million pallets in Canada and are positioned to expand our pallet pooling services into the United States.

  . Systems Approach to Product Flow. We provide customers and retailers with comprehensive systems to effectively manage the flow of products throughout the distribution process. We offer solutions to our customers tailored to their product categories or sectors. These solutions are expected to reduce costs, maintain product quality and freshness, and increase the efficiency of the flow of goods. We have an existing North American network of approximately 80 distribution and maintenance facilities and additional round-trip products--pallets and industrial containers. By offering RTCs, pallets, and industrial containers and services from the same sites in our extensive regional networks, we have the ability to manage complete shipping platform systems for customers and retailers, which include production, distribution, display, collection of RTCs from retailers' back docks after use, and cleaning and reuse.

  . Innovative Patented Technology and Economic Efficiencies. Our patented technology allows us to provide user-friendly, stackable, and collapsible RTCs. Our plastic RTCs are competitive with other plastic container alternatives. Most IFCO RTCs are manufactured in a one-piece injection process, which reduces manufacturing costs. IFCO RTCs are also stackable with other RTCs and cardboard boxes. While some competitors offer RTCs that are collapsible, based on a comparison with our principal competitor, we believe none are as fully and easily collapsible as the IFCO RTCs. In addition, our RTCs offer a significant economic advantage to retailers and growers and manufacturers over corrugated and wood boxes for the following reasons:

    . Multiple reuse--the containers are reusable, reducing the amount of waste and disposal costs;

    . Time savings--the time spent handling goods is reduced, both in terms of product handling during distribution and direct placement on the retail floor;

    . Handling efficiency and space savings--the patented containers are easier to handle for product loading and transport. After removal of the product, RTCs are collapsible to the same height, minimizing the amount of space a user needs to devote to handling and storing containers;

    . Reduction of product spoilage and waste--RTCs reduce spoilage and waste, and promote longer shelf life, because RTCs are not subject to water damage and there is less breakage and crushing during distribution and display as compared to less durable corrugated boxes;

    . Energy efficiency--for produce, the open design of the RTCs allows more efficient cooling through air circulation and better temperature control; and

    . Easier in-store display--products may be displayed in the RTCs without any additional handling.

  . Well-established Partnerships with Retailers and Growers. We have established and will continue developing relationships with many retailers and growers. Retailers using our products or services include, for example, Metro in Germany, Migros in Switzerland, and Waitrose in the United Kingdom. In many cases, retailers in Europe have begun to require growers to use our RTCs. We have recently established relationships with Wal-Mart and H.E. Butt in the United States, among others, and intend to expand our market share in the United States.

  . Geographic Diversity. We have geographically diverse operations with approximately 60 locations in Europe, 11 locations in Japan, six locations in Argentina, and approximately 80 locations in North America. Our decentralized facilities provide us with a competitive advantage and allow us to meet retailers' needs in these regions. We believe we are positioned to take advantage of transcontinental transport opportunities for the movement of produce and other perishables from producing regions to consuming regions.

  . Experienced Management Team and Strong Strategic Relationships. Our management team has extensive experience in the transportation, logistics, and packaging industries, transportation and logistics operations, acquisitions, and knowledge of the U.S. market. Our management group understands and has experience integrating acquired businesses into a common infrastructure. We also enter both major markets--Europe and North America--with established local management personnel for day-to-day operations and expansion. In addition, GE Capital Corporation has a continuing relationship with us because of the right of its subsidiary to become a direct or indirect holder of our ordinary shares. We intend to use this continuing relationship to avail ourselves of GE Capital's extensive experience and other relationships.

                               Business Strategy

   Our objective is to be the preeminent international provider of round-trip systems through the implementation of the following strategy:

  . Expand in the United States. We believe the combination of (1) our comprehensive round-trip systems and high quality RTCs and (2) our relationships with producers and retailers, knowledge of shipping platform and container management services, and experience with North American distribution channels offer us a significant opportunity to expand our round-trip systems business in the United States. In Europe, the IFCO round-trip systems have become several large-scale retailers' preferred alternative to conventional packaging and are continuing to grow in popularity. We believe a similar evolution will occur in the United States based upon comparable opportunities and receptiveness among growers and retailers. Since we will benefit from the existing pallet and industrial container network of approximately 70 supply and maintenance depots, this strategy is expected to reduce expenditures on network infrastructure in the United States. These expenditures are a significant part of start-up costs in the United States.

  . Cross Sell Among Businesses in the United States. Additional benefits of expanding the IFCO round-trip systems in the United States are the operating efficiencies and transportation savings as a result of increased volume at common depot facilities. We believe that we will be able to offer round-trip systems to U.S. pallet and industrial container customers and retailers, pallet and industrial container services to U.S. RTC customers and retailers, and comprehensive shipping platform and management of backdock services to both. Backdock services include the initial product receiving and container or pallet disposition operations on a retailer's back dock.

  . Further Development of Markets. We intend to continue our expansion into other geographic and product markets with both existing and new products and services.

    . Dry Goods--We intend to continue expanding our round-trip systems to the dry goods market. The dry goods market is significantly larger than the produce market in both Europe and the United States and remains largely unpenetrated by RTCs. We believe the many advantages of RTCs will enable us to attract dry goods manufacturers and retailers and provide us with additional market share in geographic markets where we are already a leading provider of RTCs for produce and other perishables.

    . Worldwide--In the future, we intend to continue expanding our round-trip systems to other geographic markets with an initial emphasis on accelerating the growth of our developing operations in Japan and South America.

  . Further Logistics Systems Opportunities. Retailers, distributors, and producers are focusing increasingly on cost-effective means of transporting and effectively tracking their goods. We intend to capitalize upon this trend by increasing and improving our array of logistics services. We plan to continue development of a number of services that are intended to grow our business profitably and ensure our position as a leading provider of round-trip systems. One example is the development of technology beyond traditional barcode scanners that will allow our customers to record and transmit electronically significantly more data about the location and movement of RTCs and the products being transported in the RTCs.

  . Continue to Pursue Strategic Acquisitions and Alliances Worldwide. We believe that the fragmented nature of our industries provides opportunities for both internal growth and growth through strategic acquisitions. We intend to pursue both strategic acquisitions and those that enable us to expand in selected geographic areas. In the last two years, we have successfully completed and integrated 24 acquisitions. In addition, we will consider joint ventures that would give us access to new products, markets, or technologies.

                                The Transactions

   In March 2000, we completed the merger of PalEx with and into Silver Oak Acquisition Corp., our newly formed, wholly owned subsidiary, which changed its name to "PalEx, Inc." The merger became effective immediately prior to the issuance of the Series A notes. As a result of the merger and related transactions, we own all of the stock of the IFCO Companies and PalEx. In the merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or our ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was approximately $71.4 million in cash and approximately 7.4 million of our ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the merger was approximately $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was approximately $153.5 million as of March 8, 2000.

   In connection with the merger, we also completed an initial public offering of our ordinary shares and entered into a new senior credit facility. We applied a portion of the proceeds from borrowings under the new senior credit facility, together with cash on hand and proceeds from the initial offering of the Series A notes and the IPO, to refinance a substantial portion of the debt of the IFCO Companies and PalEx, to pay the merger consideration to PalEx's stockholders, and to fund other related transactions.

   In connection with the merger, Schoeller Logistics Industries GmbH and Gebruder Schoeller Beteiligungsverwaltungs GmbH contributed to IFCO Systems, directly or indirectly, the outstanding capital shares of IFCO Europe, MTS, and IFCO International owned by them.

   In addition, we, together with Schoeller Industries, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, Gebruder Schoeller, and Schoeller KG entered into the Option Release and IPO-Facilitation Agreement with GE Capital and General Electric Erste Beteiligungs GmbH, in connection with the merger and the IPO. Pursuant to that agreement, Schoeller Logistic Technologies Holding GmbH issued a DM45.0 million, or approximately $21.8 million, convertible debenture to GE Erste in exchange for the contribution of the preferential share of IFCO Europe owned by GE Erste. We also paid GE Capital DM43.0 million, or approximately $21.0 million (as of March 8, 2000), out of the net proceeds of the initial offering of the Series A notes, the IPO, and the initial borrowings under the new senior credit facility in consideration of the release of GE Capital's and GE Erste's options and other rights to purchase shares of the IFCO Companies.

   At the same time as the completion of the IPO, we purchased the interest of Intertape Polymer Group Inc. in IFCO-U.S., L.L.C. for approximately $5.0 million in cash. In addition, we repaid debt owed by IFCO U.S. to Intertape, of approximately $24.2 million. As a result of this purchase, we own all of the equity interests in IFCO U.S.

   The merger, the IPO, the initial offering of the Series A notes, the new senior credit facility, the refinancing of debt, the payment to GE Capital, and the purchase of the remaining interest in IFCO U.S. are collectively referred to herein as the "Transactions."

   The following diagram illustrates the structure of IFCO Systems and its subsidiaries after completion of the Transactions. This diagram is only a summary and does not precisely reflect all the legal and corporate entities or their relationships to one another.

                             [POST-MERGER DIAGRAM]

                   Summary of Key Terms of the Exchange Offer

Securities to be
 Exchanged................  On March 8, 2000, we issued (Euro)200.0 million principal amount of Series A notes to CIBC World Markets Corp. and Banc One Capital Markets, Inc., the Initial Purchasers of the Series A Notes, in a transaction exempt from the registration requirements of the Securities Act. The terms of the Series B notes and the Series A notes are identical in all material respects, except that Series B notes will be freely transferable by the holders of the Series B notes in accordance with the transfer provision of the indenture.

The Exchange Offer........  You must properly tender your Series A notes and we must accept them for exchange. We will exchange all Series A notes that you tender and do not withdraw by the expiration date of the exchange offer. If you exchange your Series A notes, we will issue Series B notes to you on or promptly after the expiration date.

Expiration of Exchange
 Offer....................  5:00 p.m., New York City time, on August 22, 2000.

Ability to Resell Series
 B Notes..................  We believe you may offer for resale, resell, and otherwise freely transfer the Series B notes without registration or delivering a prospectus to a buyer if:

                            . you acquire the Series B notes in the ordinary
                              course of your business;

                            . you are not participating, do not intend to
                              participate, and have no arrangement or
                              understanding with any person to participate in the distribution of Series B notes; and

                            . you are not related to us.

                            If this belief is inaccurate and you sell or transfer any Series B note without delivering a prospectus to a buyer or without an exemption from the registration requirements of the Securities Act, you may be responsible for money or other damages under the Securities Act. We will not pay those damages on your behalf.

                            Each broker-dealer that receives Series B notes for its own account in exchange for Series A notes it acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the Series B notes. A broker-dealer may use this prospectus for an offer to resell, resale, or other retransfer of the Series B notes issued to it in the exchange offer.

                            Exchange offers are not being made to:

                            . holders of Series A notes in any jurisdiction in
                              which the exchange offer or its acceptance would not comply with the securities or blue sky laws of that jurisdiction; and

                            . holders of Series A notes who we control.

No Minimum Required.......  There is no minimum amount of Series A notes that you must tender in the exchange offer.

Procedures for Exchanging
 Your Series A Notes......  If you wish to exchange your Series A notes, you must transmit to The Bank of New York, our exchange agent, on or before the expiration date a properly completed and executed letter of transmittal, which we have provided to you with this prospectus, or a facsimile of the letter of transmittal, together with your Series A notes and any other documentation requested by the letter of transmittal; or

                            By agreeing to the letter of transmittal, you will make those representations described on page 23 under the heading "The Exchange Offer--Purpose and Effect."

Special Procedures for
 Beneficial Owners........  If you are a beneficial owner whose Series A notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to exchange your Series A notes, you should contact the registered holder promptly and instruct the registered holder to exchange the Series A notes for you. If you wish to exchange your Series A notes on your own behalf, you must either make appropriate arrangements to register ownership of the Series A notes in your name or obtain a properly completed bond power from the registered holder.

                            The transfer of registered ownership may take considerable time and you may not be able to complete the transfer before the expiration date of the exchange offer.

Withdrawal Rights.........  Unless we extend the date, you may withdraw your tendered Series A notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Exchange Agent............  The address, telephone number and facsimile number for the exchange agent is:

                            The Bank of New York      The Bank of New York
                            101 Barclay Street        30 Cannon Street
                            New York, New York 10286
                                                  or  London EC4M 6XH England
                            Telephone: (212) 815-5919 Telephone: 44-207-964-
                            Facsimile: (212) 815-4803 7284

                                                      Facsimile: 44-207-964-
                                                      6369
                            Kredietbank S.A. Luxembourgeoise, the Luxembourg listing, paying, and transfer agent for the notes, will also serve as the Luxembourg exchange agent.

                   Summary of Key Terms of the Series B Notes

   You should be aware that the indenture that currently governs your Series A notes is the same indenture that will govern the Series B notes, except that there will be no restrictions on your sale of Series B notes.

Issuer....................  IFCO Systems, N.V.

Securities Offered........  (Euro)200,000,000 in aggregate principal amount of
                            Series B 10 5/8% Senior Subordinated Notes due
                            2010.

Maturity Date.............  March 15, 2010.

Interest Rate.............  10 5/8% per year (calculated using a 360-day year).

Interest Payment Dates....  Each March 15 and September 15, beginning on
                            September 15, 2000.

Security and Ranking......  The Series B notes will not be secured by any collateral.

                            The Series B notes will rank below all of our senior debt. Therefore, if we default, your right to payment under the Series B notes will be junior to all of our senior debt, including any debt under our new senior credit facility.

                            The Series B notes will effectively rank below all liabilities (including trade payables) of our subsidiaries that are not guarantors.

                            As of March 31, 2000, we had approximately $57.5 million of senior debt, excluding capital lease obligations, and the ability to borrow additional senior debt under the new senior credit facility.

Guarantees................  All of our material subsidiaries will guarantee the payment of the Series B notes with unconditional guarantees that will effectively rank below their senior debt in right of payment.

Form of Notes; Payment....  You will not be entitled to receive Series B notes in definitive form except in limited circumstances.

                            We will make payments on the Series B notes in euros. You must notify the Common Depositary if you wish to receive payments on the Series B notes in U.S. dollars. You will bear all currency exchange costs.

Optional Redemption after
 Five Years...............  Except in the case of certain public equity offerings by us and in the case of certain
                            Netherlands tax events, we cannot redeem the Series B notes prior to March 15, 2005.

                            At any time from and after that date, which may be more than once, we may redeem some or all of the Series B notes at specified prices, plus accrued interest.

Optional Redemption after
 Public Equity
 Offerings................  At any time which may be more than once, before
                            March 15, 2003, we can buy back up to 35% of the Series B notes with money we raise in one or more public equity offerings, as long as:

                            . we pay 110.625% of the face amount of the Series B notes bought, plus accrued interest;

                            . we buy the Series B notes within 60 days of completing the public equity offering; and

                            . at least 65% of the Series B notes originally issued remain outstanding afterwards.

Change of Control Offer...  If we experience a change in control, we must give holders of the Series B notes the opportunity to sell us their Series B notes at 101% of their face amount, plus accrued interest.

                            We may not be able to pay you the required price for Series B notes you present to us at the time of a change of control, because:

                            .  we might not have enough funds at that time; or

                            . the terms of our senior debt, including the new senior credit facility, may prevent us from paying such amount.

Tax Gross-up and
 Redemption ..............  We will make payments on the Series B notes free of withholding or deduction for Netherlands taxes except as required by law. If withholding or deduction is required, we may be required to pay additional amounts so that the net amounts you receive will equal the amount you would have received if withholding or deduction had not been imposed. In that event, however, we can redeem the Series B notes, in whole but not in part, at any time at 100% of their face amount, plus accrued interest.

Asset Sale Proceeds.......  We may have to use the cash proceeds from selling assets to offer to buy back Series B notes at their face amount, plus accrued interest.

Certain Indenture
 Provisions...............  The indenture governing the Series B notes will limit what we, and most or all of our subsidiaries, may do. The provisions of the indenture will limit our ability to:

                            .  incur more debt;

                            .  pay dividends and make distributions;

                            .  issue stock of subsidiaries;

                            .  make investments;

                            .  repurchase stock;

                            .  create liens;

                            .  enter into transactions with affiliates;

                            .  enter into sale-leaseback transactions;

                            .  merge or consolidate; and

                            .  transfer or sell assets.

                            These covenants are subject to a number of
                              important exceptions.

Use of Proceeds...........  We will not receive any cash proceeds from the issuance of the Series B notes in this exchange offer.

   For more complete information about the Series B notes, see the "Description of the Registered Notes" section of this prospectus.

                                  Risk Factors

   In connection with the exchange offer and before making an investment in the Series B notes, you should consider carefully the information included in the "Risk Factors" section of this prospectus, as well as other information contained in this prospectus.

                                ----------------

   We were organized on March 31, 1999, under the laws of the Netherlands. Our corporate headquarters are located at "Rivierstaete", Amsteldijk 166, 1079 LH, Amsterdam, The Netherlands. Our telephone number at that address is 31-20-504-1772.

      Summary Unaudited Pro Forma Combined and Consolidated Financial Data

   The summary pro forma financial information for IFCO Systems shows you how we might have looked if the Transactions had been completed as of January 1, 1999, for purposes of the statement of operations data and other financial data. When reading the summary pro forma financial information, you should also read the unaudited pro forma combined and consolidated financial statements included in this prospectus. The pro forma financial statements were prepared using the purchase method of accounting, with the IFCO Companies treated as the accounting acquiror. If we had actually completed the Transactions as of January 1, 1999, we might have performed differently. You should not rely on the pro forma financial information as an indication of the results that we would have achieved if the Transactions had taken place earlier or the future results that we will experience after completion of these Transactions.

                                                   Fiscal      Three Months
                                                 Year Ended   Ended March 31,
                                                December 31, ------------------
                                                    1999       1999      2000
                                                ------------ --------  --------
Statement of Operations Data:
Revenues.......................................   $547,364   $136,025  $133,283
Gross profit...................................    105,768     26,490    22,479
Income from operations.........................     22,713      6,680     1,330
Net interest cost..............................    (21,223)    (5,361)   (6,207)
Net (loss).....................................     (7,902)    (2,117)   (9,910)
Other Financial Data:
EBITDA(1)......................................   $ 85,853   $ 21,438  $ 22,268
EBITDA margin(1)...............................       15.7%      15.8%     16.7%
Depreciation and amortization..................   $ 56,738   $ 15,059  $ 19,205
Capital expenditures(2)........................     30,767     16,835     9,004

--------
(1) EBITDA is not presented as an alternative measure of operating results or cash flows from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt. EBITDA represents our pro forma combined net (loss) after exclusion of net interest costs, income tax provisions, depreciation and amortization charges, and nonrecurring, one-time charges (credits). EBITDA as presented is not necessarily comparable with similarly titled measures presented by other companies. EBITDA margin is calculated by dividing our EBITDA by our pro forma revenues for the same period. The following table reflects the calculation of EBITDA:

                                                    Fiscal     Three Months
                                                  Year Ended  Ended March 31,
                                                 December 31, ---------------
                                                     1999      1999     2000
                                                 ------------ -------  -------
Net (loss)(3)...................................   $(6,786)   $(2,052) $(9,910)
Income tax provision............................     8,130      2,488      236
Net interest cost...............................    21,223      5,361    6,207
Depreciation and amortization...................    56,738     15,059   19,205
Non-recurring charges...........................     6,548        582    6,530
                                                   -------    -------  -------
  EBITDA........................................   $85,853    $21,438  $22,268
                                                   =======    =======  =======

(2) Our pro forma capital expenditures have been calculated by adding the historical capital expenditures of IFCO Systems and PalEx and do not reflect any pro forma adjustments.

(3) Net loss in the above table excludes the effect of minority interest and participating rights.

                    Summary Historical Financial Information

   The following tables show summary historical financial information for IFCO Systems and consolidated historical financial information for PalEx. The summary combined and consolidated historical statement of operations data for IFCO Systems for the three years ended December 31, 1999, is derived from the audited combined and consolidated financial statements of IFCO Systems, which were audited by PwC Deutsche Revision AG, independent accountants. All other historical financial information for IFCO Systems is unaudited. The summary consolidated historical statement of operations information for PalEx for the three years ended December 26, 1999, is derived from PalEx's audited consolidated financial statements, which were audited by Arthur Andersen LLP, independent certified public accountants.You should read this summary historical financial information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined and consolidated financial statements of IFCO Systems and consolidated financial statements of PalEx included in this prospectus. IFCO Systems' financial statements have been prepared in U.S. dollars and in accordance with U.S. GAAP.

IFCO Systems

                                                               Three Months
                                 Year Ended December 31,      Ended March 31,
                                ----------------------------  ----------------
                                  1997      1998      1999     1999     2000
                                --------  --------  --------  -------  -------
                                      (in thousands)            (unaudited)
Statement of Operations Data:
Revenues......................  $118,546  $136,176  $154,726  $38,799  $57,263
Cost of sales.................    99,622   106,218   124,485   31,289   47,319
                                --------  --------  --------  -------  -------
Gross profit..................    18,924    29,958    30,241    7,510    9,944
Selling, general and
 administrative expenses......    18,328    24,289    24,511    6,137    6,865
Merger and integration costs..       --        --      3,519      582    1,283
Amortization of goodwill......       675       383       289       72      642
Other operating (income),
 net..........................      (840)     (864)     (639)    (234)    (147)
                                --------  --------  --------  -------  -------
Income (loss) from
 operations...................       761     6,150     2,561      953    1,301
Net interest cost.............   (10,415)  (10,494)  (11,934)  (3,081)  (4,303)
Other income (expense), net...    (2,139)   (2,997)   (3,070)  (1,110)    (679)
Income tax (provision)
 benefit......................       (47)     (210)     (320)     (34)     707
Minority interest.............       --     (1,274)   (1,291)     (65)     --
Extraordinary loss on early
 extinguishment of debt.......       --        --        --       --    (5,600)
Cumulative effect of change in
 accounting principle.........       --        --        --       --       770
                                --------  --------  --------  -------  -------
Net (loss)....................  $(11,840) $ (8,825) $(14,054) $(3,337) $(7,804)
                                ========  ========  ========  =======  =======

PalEx

                                                      Year Ended
                                        --------------------------------------
                                        December 28, December 27, December 26,
                                            1997         1998         1999
                                        ------------ ------------ ------------
                                                    (in thousands)
Statement of Operations Data:
Revenues...............................   $222,993     $319,691     $386,887
Cost of goods sold.....................    188,084      259,562      311,735
Inventory valuation adjustment.........        --         1,235          --
                                          --------     --------     --------
Gross profit...........................     34,909       58,894       75,152
Selling, general and administrative
 expenses..............................     20,135       33,042       44,249
Amortization of goodwill and other
 intangible assets.....................        593        3,334        4,774
Pooling expenses.......................        --         1,841          --
Compensation differential..............      1,020        1,062          --
Restructuring charge...................        --           949          --
Plant closure costs and asset
 abandonment loss......................        --         1,369          --
                                          --------     --------     --------
Income from operations.................     13,161       17,297       26,129
Net interest cost......................     (1,722)      (8,468)     (14,996)
Other income (expense), net............        (95)         262        1,397
Provision for income taxes.............     (4,704)      (5,105)      (5,777)
                                          --------     --------     --------
Net income.............................   $  6,640     $  3,986     $  6,753
                                          ========     ========     ========

                                  RISK FACTORS

   You should carefully consider all the information in this prospectus, including the following risk factors, in connection with the exchange offer and before making an investment decision regarding the Series B notes.

Risks Related to the Notes

 Our level of debt could prevent us from fulfilling our obligations under the notes

   As of March 31, 2000, we had approximately $242.4 million of net debt, including capital leases, representing approximately 42% of total capitalization. Our level of debt may have important consequences to you. For example it could:

  . limit our ability to obtain additional financing for acquisitions, working capital, capital expenditures, or other purposes;

  . require us to dedicate a substantial portion of our cash flow to pay our interest expense and debt amortization, which will reduce the funds that would otherwise be available to us for our operations and future business opportunities;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

  . place us at a competitive disadvantage compared to our competitors that have less debt;

  . increase our vulnerability to general adverse economic and industry conditions; and

  . make it more difficult for us to satisfy our obligations with respect to the notes.

   Our ability to pay interest on the notes and to satisfy our other debt obligations will depend in part upon the future financial and operating performance of our subsidiaries and upon our ability to renew or refinance borrowings or to raise additional equity capital. Prevailing economic conditions and financial, business, and other factors, many of which are beyond our control, will affect our ability to make these payments. While we believe that cash flow from operations will provide an adequate source of long-term liquidity, a significant drop in operating cash flow resulting from adverse economic conditions, competition, or other uncertainties beyond our control would increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to meet our debt service obligations, we will have to pursue one or more alternatives, such as:

  . reducing or delaying capital expenditures;

  . refinancing debt;

  . selling assets; or

  . raising equity capital.

   We cannot assure you that any of these alternatives could be accomplished on satisfactory terms, if at all, or that those actions would yield sufficient funds to retire the notes and the debt senior to the notes.

 The risks described above could increase if we borrow more money through our new senior credit facility

   Despite our level of debt, our new senior credit facility and the indenture governing the notes permit us to borrow additional money. Any additional debt could rank senior in right of payment to the notes. If we borrow more money, as we intend to do in order to make acquisitions and capital improvements, the related risks described above could be significantly increased.

 The notes and the guarantees are subordinate to our other debt

   The notes and the guarantees are unsecured and rank behind all of our existing and future senior debt, including our obligations under the new senior credit facility. Our debt under the new senior credit facility will also become due prior to the time the principal obligations under the notes become due. As a result of the subordination provisions of the notes, in the event of a liquidation or insolvency, our assets will be available to pay obligations on the notes only after all of our senior debt has been paid in full. After our senior debt has been paid in full there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. If we incur any additional senior subordinated debt, the holders of that debt would be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up. This right may have the effect of reducing the amount of proceeds paid to holders of the notes. In addition, no payments may be made with respect to the principal of or premium, if any, or interest on the notes if a payment default exists with respect to our senior debt and, under certain circumstances, no payments may be made with respect to the principal of, premium or interest on, the notes for a certain period if a non-payment default exists with respect to the senior debt.

 Federal and state fraudulent transfer statutes allow courts, under specific circumstances, to void or subordinate indebtedness such as the notes in favor of other creditors

   Federal and state laws allow courts, under specific circumstances, to void debts and require creditors to return payments received from debtors.

   Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a court could void the guarantees of the notes by certain of our subsidiaries, or could subordinate claims in respect of those guarantees to all of our other debts or the debts of any of our subsidiaries that guarantee the notes if, among other things, that court found that any of those subsidiaries, at the time we issued the notes and gave their guarantee:

  (1) intended to hinder, delay, or defraud current or future creditors; or

  (2) received less than reasonably equivalent value or fair consideration for incurring the indebtedness and the subsidiary:

    (A) was insolvent or was rendered insolvent by its guarantee of the notes;

    (B) was engaged or about to engage in a business or transaction for which its assets remaining constituted unreasonably small capital to carry on its business; or

    (C) intended to incur, or believed that it would incur, debts beyond its ability to pay the debts as they matured.

   If a court found that these conditions were met, it could, in addition, void any payment by that subsidiary under the notes or its guarantee and require the recipients of those payments to return them to that subsidiary or to a fund for the benefit of creditors of that subsidiary.

   While the various state and federal laws that might be applied by the courts do not use identical tests, in general, a subsidiary would be considered insolvent if:

  . the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets; or

  . the present fair saleable value of its assets were less than the amount that it would need to pay its probable liability on existing debts, including contingent liabilities, as they become absolute and mature.

   We cannot assure you as to what standard a court would apply in making such determinations or that a court would conclude that our subsidiaries were solvent at the time of the offering.

   To the extent these guarantees were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of notes would cease to have any claim in respect of these subsidiaries and would be creditors solely of IFCO Systems. In that event, the claims of holders of notes against these subsidiaries would be subject to the prior payment of all liabilities and preferred stock claims of these subsidiaries. We cannot assure you that, after providing for all prior claims and preferred stock interests, if any, there would be sufficient assets to satisfy the claims of holders of notes relating to any voided portions of the guarantees of the notes by these subsidiaries.

 Restrictions and covenants in our debt agreements limit our ability to take certain actions and perform some corporate functions

   Our debt agreements, which consist of the indenture governing the notes and the credit agreement and any ancillary agreements governing the new senior credit facility, contain a number of significant covenants that, among other things, limit our ability to:

  . incur additional debt or liens;

  . pay dividends or make other restricted payments;

  . make investments including the repurchase or redemption of either capital stock or the notes;

  . consummate asset sales;

  . enter into transactions with affiliates;

  . issue capital stock of a subsidiary or create dividend or other payment restrictions with respect to subsidiaries;

  . consolidate or merge with any person or transfer or sell all or substantially all of our assets;

  . make capital investments; and

  . alter our conduct.

   In addition, the new senior credit facility requires us to comply with specific financial ratios and tests, under which we are required to achieve specific financial and operating results. Our ability to comply with these provisions may be affected by events beyond our control. A breach of any of these covenants would result in a default under the new senior credit facility. In the event of any default, depending on the actions taken by the lenders under the new senior credit facility, we could be prohibited from making any payments on the notes. In addition, our lenders could elect to declare all amounts borrowed under the new senior credit facility, together with accrued interest thereon, to be due and payable, which would be an event of default under the indenture governing the notes. As a result of the priority afforded the new senior credit facility, we cannot assure you that we would have sufficient assets to pay debt then outstanding under the new senior credit facility and the indenture. Any future refinancing of the new senior credit facility is likely to contain similar restrictive covenants.

 We may not have the ability to raise the funds necessary to finance a change of control offer if required by the indenture

   Upon the occurrence of a change of control, we will be required to make an offer to purchase the notes at a price in cash equal to 101% of their aggregate principal amount, plus any accrued and unpaid interest, to the date of repurchase. Events involving a change of control may result in an event of default under the new senior credit facility and other debt that may be incurred in the future. This could result in an acceleration of the payment of that debt, in which case the subordination provisions of the notes would require payment in full of all senior debt before we can repurchase or make other payments in respect of the notes. We cannot assure you that we would have sufficient resources to repurchase the notes or pay our obligations if the debt under the new senior credit facility or other future senior debt were accelerated upon the occurrence of a change of control.

We cannot assure you that we will be able to obtain the consent of the lenders under the new senior credit facility to enable us to repurchase the notes.

 We cannot assure you that an active trading market for the Series B notes will develop and your ability to transfer them may be limited

   Before this exchange offer, there was no public market in the U.S. for the Series A Notes, and we cannot assure you that a market for the Series B notes will develop. We also cannot assure you of the ability of holders of the Series B notes to sell their notes or the price at which holders may be able to sell their notes. The Series B notes could trade at prices that may be lower than the initial offering price depending on many factors, including prevailing interest rates, our operating results and the market for similar securities. The Initial Purchasers of the notes have advised us that they currently intend to make a market in the Series B notes. The Initial Purchasers are not obligated to do so, however, and any market-making with respect to the Series B notes may be discontinued at any time without notice. In addition, market-making activity will be subject to the limitations imposed by the Securities Act and the Securities Exchange Act of 1934. We have applied to list the Series B notes on the Luxembourg Stock Exchange. To the extent that Series A notes are tendered and accepted in the exchange offer, the market for the remaining untendered Series A notes among investors qualified to purchase and sell those notes could be adversely affected.

 The Series A notes will continue to be subject to transfer restrictions if you do not exchange them in the exchange offer

   If you do not exchange your Series A notes for Series B notes in the exchange offer, the Series A notes will continue to be subject to the restrictions on transfer described in the legend on the Series A notes. The restrictions on transfer of the Series A notes exist because we issued the Series A notes based upon exemptions to the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the currently outstanding Series A notes if they are registered under the Securities Act and applicable state securities laws or are offered and sold under an exemption from these registration requirements. We do not intend to register the currently outstanding Series A notes under the Securities Act.

Risks Related to IFCO Systems

 The operational and financial benefits expected from the merger may not be realized

   Schoeller Industries and PalEx entered into the merger agreement with the expectation that the merger would produce substantial operational and financial benefits for both the IFCO Companies and PalEx, including the use of PalEx's North American infrastructure to accelerate the expansion of the IFCO Companies' business in the United States. The integration of two large companies, incorporated in different countries, with geographically dispersed operations, and with significant differences in business plans, business cultures, and compensation structures, presents significant challenges and will require substantial attention from management. The diversion of management's attention and any difficulties encountered in the transition and integration process could reduce revenues, increase levels of expenses, and impair operating results of the combined company. In addition, we may not be successful in using the PalEx North American locations in connection with the IFCO Companies' U.S. business.

 We will be controlled by a limited number of shareholders, which limits the ability of the public shareholders to influence our affairs

   Christoph and Martin Schoeller, through Schoeller Industries and/or affiliates and Schoeller Holding, beneficially own, excluding options, approximately 46.8% of our outstanding ordinary shares. The Schoellers are able to influence our business, policies, and affairs and may be able to block approval of any proposed merger, combination, or sale of substantially all our assets. Because they have the largest beneficial ownership, the Schoellers may legitimately seek to preserve their control and may not have the same interest as the holders of the notes in pursuing strategic investments or business combinations if the result would be a decrease in control or would cause us no longer to exist as a separate entity.

   Christoph Schoeller does not devote his full time to IFCO Systems, which may impair our business prospects

   Under the terms of a management agreement with IFCO Europe, Schoeller Industries provides administrative and management services, but Christoph Schoeller, who is Chairman of our board of directors, does not devote to us his full working time. Because of other Schoeller family business interests, Christoph Schoeller will continue to be unable to devote his undivided attention to our operations and management. This may impede our management and operations and limit the growth prospects for our business.

   Our international operations may prove more difficult or costly than our domestic operations

   Since we have significant operations outside of Germany and the United States, we are subject to the risks associated with cross-border business transactions and activities. These risks principally relate to delayed payments from customers in some countries or difficulties in the collection of receivables generally. Political, legal, trade, or economic changes or instability could limit or curtail our business activities and operations in Eastern Europe, Asia, and South America. Unexpected changes in regulatory requirements, tariffs and other trade barriers, and price exchange controls could limit operations and make the distribution of products difficult. In addition, the uncertainty of the legal environment in these areas could limit our ability to effectively enforce our rights.

   We may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates

   As a consequence of the global nature of our business, we are exposed to increases in interest rates and changes in foreign currency exchange rates, which may result in decreased profitability. We seek to minimize these risks through regular operating and financing activities and, when appropriate, through the use of currency and interest rate hedges and similar financial instruments, although these measures may not be implemented or be effective. We are also exposed to risks from changes in foreign currency exchange rates as a result of our financial reporting in U.S. dollars.

   We are dependent on extensive capital investment, which may not be readily available

   Our business plan calls for extensive capital investment. We may be unable to obtain sufficient capital resources to finance our operations. A lack of capital or an increase in the cost of capital may prevent us from achieving our growth plans and our financial objectives.

   We are dependent on our relationships with a small number of large retailers

   We are dependent on our relationships with a small number of large retailers. Our inability to maintain these relationships or cultivate new relationships on similar terms will impair our ability to remain competitive in the markets in which we operate. The loss of one or more of these relationships would have a negative impact on our revenues and profitability.

  Our growth strategies may not be achieved

   We expect to grow both internally and through acquisitions and alliances. We expect to spend significant time and effort in evaluating, completing, and integrating acquisitions.

   Acquisitions may involve a number of operational risks, including:

  . integration of acquisitions may not be successful or may not be possible without substantial costs, delays, or other problems, in either case reducing any positive impact on our revenues and profitability or actually decreasing profitability;

  . adverse short-term effects on reported operating results, which will result in lower profitability;

  . diversion of management's attention from operations, which could result in decreased profitability or limit internal growth; and

  . dependence on retention, hiring, and training of key personnel, which may impair our ability to integrate acquisitions successfully or may prevent us from seizing future growth opportunities, both internally and through acquisitions.

  To the extent we are unable to manage our growth effectively, or are unable to attract and retain qualified management, our ability to grow or maintain our level of revenues and profitability, or to implement our business plan, could be materially limited.

   In addition, we may not be able to identify or acquire additional businesses. We could also experience increased competition for acquisitions of desirable companies, which could increase the amounts paid for acquisitions or reduce the number of acquisition candidates, resulting in reduced growth opportunities.

 Our business models may not succeed in new markets

   Our business plans rely on duplicating our business models in new markets, including the United States. Our business models may not be successfully duplicated in these new markets.

 Weather conditions may reduce demand for our services and products

   We provide a significant portion of our services and products to customers who ship agricultural products. Severe weather, particularly during the harvesting seasons, may cause a reduction in demand from agricultural customers, lowering our revenues and profitability. For example, a heavy freeze that damages citrus or other produce crops could have a significant negative impact on our financial condition and results of operations.

 Our operating results may fluctuate significantly due to seasonal factors

   Our businesses are subject to seasonal variations in operations and demand. Our operations experience the greatest demand for RTCs, new pallets, and reconditioned industrial containers during the citrus and produce harvesting seasons, generally October through May, with significantly lower demand from the citrus and produce industries in the summer months. Moreover, yearly results can also fluctuate significantly. Fluctuations are the result of the size of the citrus and produce harvests, which, in turn, largely depend on the occurrence and severity of inclement weather. Accordingly, our performance in any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year.

 Our cost of goods sold may be subject to increases because of unmanageable changes in the cost or availability of lumber, the largest raw material cost for pallets

   The largest component of cost of goods sold for our wooden pallets is lumber. Any increase in the cost of lumber or decrease in the availability of lumber will materially increase cost of goods sold resulting in decreased profitability unless there is a corresponding increase in the prices we charge our customers. We, however, may be limited in how much of a cost increase, if any, we are able to pass along to customers or how quickly we are able to pass along a cost increase to customers. In addition, increases in prices may result in a decrease in sales. The majority of the lumber used in the pallet industry is hardwood, which is only grown in some regions of the United States.

   If the demand for lumber is greater than the supply, the price will increase and our cost for lumber will increase. The factors affecting supply and demand are outside our control, including:

  . competing demand from other pallet manufacturers and other industries that use similar grades and types of lumber;

  . governmental limits on logging on public lands or for environmental reasons; and

  . governmental agreements limiting lumber imports into the United States or Canada.

   Since lumber is difficult to harvest in adverse weather, adverse weather may also decrease the supply, resulting in price increases. We may not be able to secure adequate lumber supplies in the future at prices we consider reasonable.

 Our RTC business competes in a highly competitive industry, which may limit our business prospects

   We face competition in all geographic markets and each industry sector in which we operate. We expect aggressive competition from packaging industry companies. We also face aggressive competition from the traditional packaging industry. In addition, relatively few barriers prevent entry into the traditional packaging and pallet industries. The effect of this competition could reduce our revenues, limit our ability to grow, increase pricing pressure on our products, and otherwise affect our financial results.

 Our markets for pallet manufacturing and recycling services and industrial container reconditioning services are highly competitive, which may limit our ability to grow or maintain profitability

   The markets for pallet manufacturing and recycling services and drum reconditioning services are highly fragmented and competitive. As a result, competition on pricing is often intense. Competition for customers and competitive pricing pressure holding down prices may limit our ability to grow or maintain profitability.

 Our pallet manufacturing operations may also be subject to competition from lumber mills, which could decrease our profitability

   We often compete with lumber mills in the sale of new pallets. These mill competitors typically view pallet manufacturing as an opportunity to use the lower grade lumber that would otherwise be waste. As a result, they are able to manufacture and sell low-cost pallets. This depresses pallet prices overall, which could decrease our profitability.

 Our pallet manufacturing and recycling operations are subject to competition from larger competitors, which may limit our ability to grow or maintain revenues and profitability

   Other companies with significantly greater capital and other resources than our capital and resources may enter or expand their operations in the pallet manufacturing and recycling businesses in the future, which could place us in direct competition with these larger companies in the markets for new and recycled pallets. Increased competition from large competitors could reduce our revenues through loss of customers or competitive pricing pressures. Decreases in revenues could have a corresponding effect on profitability.

 Our pallet operations face competition from other pallet alternatives, which could limit or decrease revenues and profitability

   Our new and recycled pallet operations face competition from pallet leasing or other pallet systems providers, which are marketed as less expensive or otherwise more favorable alternatives to new pallet purchasers. Pallet leasing competes currently with new and recycled pallet sales to the grocery and wholesale distribution industries and may expand into other industries in the future. CHEP, with significantly greater resources than us, is currently the dominant pallet leasing company in the world. Other pallet systems may include pallets fabricated from non-wooden components like plastic as cost-effective, durable alternatives to wooden pallets. Increased competition from pallet leasing companies or providers of other alternatives could make it more difficult for us to attract and retain customers or force us to reduce prices. As a result, revenue growth may be limited or may decrease with corresponding effects on our profitability.

 We have potential exposure to environmental liabilities, which may increase costs and lower profitability

   Our operations are subject to various environmental laws and regulations, including those dealing with handling and disposal of waste products, fuel storage, and air quality. As a result of past and future operations at our subsidiaries' facilities, we may be required to incur remediation costs and other related expenses. In addition, although we intend to conduct appropriate due diligence with respect to environmental matters in connection with future acquisitions, we may not be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business. One of our subsidiaries currently has potential exposure to environmental liabilities as a result of contaminations at the Zellwood Groundwater Contamination Site in Orange County, Florida. For a description of the potential exposure, see "Business--Regulation--Industrial Containers." Environmental liabilities incurred by us or our subsidiaries, if not covered by adequate insurance or indemnification, will increase our costs and have a negative impact on our profitability.

 We may not be able to negotiate with union employees and may be subject to work stoppages

   Approximately 300 employees of our industrial container group are members of various labor unions. If we are unable to negotiate acceptable contracts with these unions as existing agreements expire, strikes or other work stoppages by the affected workers could occur and increased operating costs due to higher wages or benefits paid to union members may result. If the unionized employees engage in a strike or other work stoppage, or other employees become unionized, we could experience a significant disruption of our operations and higher ongoing labor costs. This could result in decreased revenues and/or lower profitability than otherwise could have been achieved.

 Protecting securityholders rights may prove more difficult and costly than in a U.S. corporation

   Our corporate affairs are governed by our articles of association and by the laws of the Netherlands. The rights of our securityholders and creditors and the responsibilities of directors on our board of directors, our officers, and the experts named in this prospectus, some of whom may reside outside of the United States, are different than those established under the laws of Delaware or other U.S. jurisdictions. Therefore, our public securityholders may have more difficulty and be subject to higher costs in protecting their interests in the face of actions by our management, the board of directors or controlling securityholders than they would as securityholders of a corporation incorporated in Delaware or other U.S. jurisdictions. This may include difficulty in effecting service of process within the United States upon us or those persons, or enforcing, in courts outside of the United States, judgments against us or those persons obtained in U.S. courts and based upon the civil liability provisions of the federal securities laws of the United States. Furthermore, since a substantial portion of our assets will be located outside of the United States, any judgment obtained in the United States against those persons or us may not be collectible within the United States. Additionally, there may be doubt as to the enforceability, in original actions in Dutch courts, of liabilities based solely upon the federal securities laws of the United States.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements contained in this prospectus discuss future expectations, contain projections of results of operations or financial condition of IFCO Systems or PalEx, or state other forward-looking information. These statements may include financial information and/or statements for the period following this exchange offer. You can find many of these statements by looking for words like believes, expects, anticipates, estimates, or similar expressions used in this prospectus.

   These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable.

   Risks and uncertainties include the following:

  . our ability to effectively integrate our operations and achieve our operational and growth objectives;

  . the competitive nature of the container businesses, including RTCs, pallets, and industrial containers;

  .  customer demand and business and economic cycles;

  .  the ability to finance capital expenditures and growth;

  .  conditions in lumber markets;

  .  seasonality;

  .  weather conditions;

  .  changes in national or international politics and economics;

  .  currency exchange rate fluctuations; and

  . changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange or the Nasdaq National Market.

   Important factors that could cause our actual results to be materially different from the forward-looking statements are also disclosed in the "Risk Factors" section and throughout this prospectus.

                               THE EXCHANGE OFFER

Purpose and Effect

   On March 8, 2000, we sold the Series A notes to the Initial Purchasers. In connection with the sale of the Series A notes, we entered into a registration rights agreement with the Initial Purchasers. The registration rights agreement requires that we use our reasonable best efforts to register the Series B notes with the SEC and offer to exchange the new Series B notes for the Series A notes. A copy of the registration rights agreement has been filed with the SEC as an exhibit to our registration statement and we strongly encourage you to read the entire text of the registration rights agreement. We expressly qualify all of our discussions of the registration rights agreement by the terms of the agreement itself. Except as discussed below, upon the completion of the exchange offer we will have no further obligations to register your notes.

   We need certain representations from you before you can participate in the exchange offer. In order to participate in the exchange offer, we require that you represent to us that:

  . you are acquiring the Series B notes in the ordinary course of your business;

  . neither you nor any other person is engaging in, or intends to engage in, a distribution of the Series B notes;

  . neither you nor any other person has an arrangement or understanding with any person to participate in the distribution of the Series B notes;

  . neither you nor any other person is our "affiliate," which is defined under Rule 405 of the Securities Act as a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, us; and

  . if you or any other person is a broker-dealer, you will receive Series B notes for your own account, your Series B notes will be acquired as a result of market making activities or other trading activities and you will be required to acknowledge that you will deliver a prospectus in connection with any resale of your Series B notes.

   You may be entitled to "shelf" registration rights. In accordance with the registration rights agreement, we are required to file a shelf registration statement covering your Series A notes for a continuous offering in accordance with Rule 415 of the Securities Act. This means that we must file a second registration statement to register your Series A notes if:

  . we are not permitted to complete the exchange offer because of any change in law or applicable interpretations of the staff of the SEC; or

  . we are notified by any holder of Series A notes that it is prohibited from participating in the exchange offer because of SEC policy, it may not resell the Series B notes because it cannot comply with the prospectus delivery requirements or it is a broker-dealer who holds Series A notes purchased directly from us or one of our affiliates.

   If we are obligated to file a shelf registration statement, we will be required to keep the shelf registration statement effective until March 8, 2002. Other than as described above, you will not have the right to participate in the shelf registration or require that we register your notes in accordance with the Securities Act.

   If you participate in the exchange offer and make the representations provided above, we believe you will be able to freely sell or transfer your Series B notes. We base our belief upon existing interpretations by the SEC's staff contained in several "no-action" letters to third-parties unrelated to us if you tender your Series A notes in the exchange offer for the purpose of participating in a distribution of Series B notes, you cannot rely on this interpretation by the SEC's staff and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer who receives Series B notes for its own account in exchange for its Series A notes, whether the Series B notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that the broker-dealer will deliver a prospectus in connection with any resale of the Series B notes.

   You may suffer adverse consequences if you fail to exchange your Series A notes. See "Risk Factors."

   Following the completion of the exchange offer, except as provided above and in the registration rights agreement, you will not have any further registration rights and your Series A notes will continue to be subject to restrictions on transfer. Accordingly, if you do not participate in the exchange offer, your ability to sell your Series A notes could be adversely affected.

Terms of the Exchange Offer

   We will accept any validly tendered notes that are not withdrawn, prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue the Series B notes in denominations of (Euro)50,000 and in increments of (Euro)1,000 above (Euro)50,000 in exchange for each (Euro)50,000 and (Euro)1,000 principal amount, respectively, of your Series A notes. You may tender some or all of your notes in the exchange offer.

   The form and terms of the Series B notes will be the same as the form and terms of your notes except that:

  . interest on the Series B notes will accrue from the last interest payment date on which interest was paid on your Series A notes, or, if no interest was paid, from the date of the original issuance of your Series A notes; and

  . the Series B notes have been registered under the Securities Act and will not bear a legend restricting their transfer.

   This prospectus, together with the letter of transmittal you received with this prospectus, is being sent to you and to others believed to have beneficial interests in the Series A notes. You do not have any appraisal or dissenters' rights under the laws of the Netherlands or under the indenture governing your notes. We intend to conduct the exchange offer in accordance with the requirements of the Securities Exchange Act of 1934 and the rules and regulations of the SEC.

   We will have accepted your validly tendered Series A notes when we have given oral or written notice to the exchange agent. The exchange agent, the Bank of New York, will act as agent for the tendering holders for the purpose of receiving the Series B notes from us. If the exchange agent does not accept any tendered Series A notes for exchange because of an invalid tender or for any other valid reason, the exchange agent will return the certificates, without expense, to the tendering holder as promptly as practicable after the expiration date of the exchange offer.

   You will not be required to pay brokerage commissions, fees, or transfer taxes in the exchange of your Series A notes. We will pay all charges and expenses other than any taxes you may incur in connection with the exchange offer.

Expiration Date; Extensions; Amendments

   The exchange offer will expire at 5:00 p.m., New York City time, on August 22, 2000, unless we extend it and thereby delay acceptance for exchange of any Series A notes. In order to extend the exchange offer, we will issue a notice by press release or by other public announcement before 9:00 a.m, New York City time, on the next business day after the previously scheduled expiration date.

   We reserve the right, in our sole discretion:

  . to delay accepting your notes;

  . to extend the exchange offer;

  . to terminate the exchange offer if any of the conditions were not satisfied by giving oral or written notice of delay, extension or termination to the exchange agent; or

  . to amend the terms of the exchange offer in any manner.

Procedures for Tendering Your Notes

   Only you may tender your notes in the exchange offer. Except as stated on page 27 under the heading "Book-Entry Transfer," to tender in the exchange offer, you must:

  . complete, sign, and date the enclosed letter of transmittal, or a copy of it;

  . have the signature on the letter of transmittal guaranteed if required by the letter of transmittal; and

  . mail, fax, or otherwise deliver the letter of transmittal or copy to The
    Bank of New York as the exchange agent before the expiration date.

   In addition, either:

  . the exchange agent must receive certificates for your Series A notes and the letter of a transmittal before the expiration date; or

  . the exchange agent must receive a timely confirmation of a book-entry transfer of your Series A notes into the account of the exchange agent at Euroclear or Clearstream Banking, societe anonyme, formerly Cedelbank, under the procedure for book-entry transfer described below before the expiration date of the exchange offer.

   For your Series A notes to be tendered effectively, the exchange agent must receive a letter of transmittal and other required documents before the expiration date of the exchange offer.

   If you do not withdraw your tender before the expiration date, it will constitute an agreement between you and us in accordance with the terms and conditions in this prospectus and in the letter of transmittal.

   The method of delivery to the exchange agent of your Series A notes, your letter of transmittal, and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date of the exchange offer. Do not send either a letter of transmittal or your Series A notes directly to us. You may request your broker, dealer, commercial bank, trust company, or nominee to make the exchange on your behalf.

Procedure if the Series A Notes are not Registered in Your Name

   Any beneficial owner whose Series A notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender the Series A notes in the exchange offer should contact the registered holder promptly and instruct the registered holder to tender the Series A notes on the beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, the owner must, before completing and executing a letter of transmittal and delivering the owner's Series A notes, either make appropriate arrangements to register ownership of the Series A notes in the beneficial owner's name or obtain a properly completed bond power or other proper endorsement from the registered holder. We strongly urge you to act immediately since the transfer of registered ownership may take considerable time.

Signature Requirements and Signature Guarantees

   Unless you are a registered holder who requests that the Series B notes be mailed to you and issued in your name, or unless you are a member of, or participate in, the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program, or an "Eligible Guarantor Institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act, each an "Eligible Institution," you must guarantee your signature on a letter of transmittal or a notice of withdrawal by an eligible guarantor institution.

   If a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity signs the letter of transmittal or any notes or bond powers on your behalf, that person must indicate their capacity when signing and submit satisfactory evidence to us with the letter of transmittal demonstrating their authority to act on your behalf.

Conditions to the Exchange Offer

   We will decide all questions as to the validity, form, eligibility, acceptance, and withdrawal of tendered Series A notes and our determination will be final and binding on you. We reserve the absolute right to reject any and all Series A notes properly tendered or accept any Series A notes that would be unlawful in the opinion of our counsel. We also reserve the right to waive any defects, irregularities, or conditions of tender as to particular Series A notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in a letter of transmittal, will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of Series A notes as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Series A notes, we, the exchange agent, or any other person will not incur any liability for failure to give this notification. Tenders of Series A notes will not be deemed to have been made until any defects or irregularities have been cured or waived. Any Series A notes received by the exchange agent that are not properly tendered and as to which defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

   We reserve the right to purchase or to make offers for any Series A notes that remain outstanding after the expiration date of the exchange offer or to terminate the exchange offer and, to the extent permitted by law, purchase Series A notes in the open market, in privately negotiated transactions, or otherwise. The terms of any of these purchases or offers could differ from the terms of the exchange offer.

   These conditions are for our sole benefit and we may assert or waive them at any time or for any reason. Our failure to exercise any of our rights will not be a waiver of our rights.

   We will not accept for exchange any Series A notes tendered, and no Series B notes will be issued in exchange for any Series A notes, if at the time any stop order is threatened or in effect with respect to the registration statement or the qualification of the indenture relating to the Series B notes under the Trust Indenture Act of 1939. We are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

   In all cases, issuance of Series B notes will be made only after timely receipt by the exchange agent of certificates for Series A notes or a timely book-entry confirmation of the Series A notes into the exchange agent's account at Euroclear or Clearstream Luxembourg, a properly completed and duly executed letter of transmittal and all other required documents. If we do not accept any tendered Series A notes for a valid reason or if you submit Series A notes for a greater principal amount than you desire to exchange, we will return the unaccepted or non-exchanged Series A notes to you at our expense. In the case of Series A notes tendered by book-entry transfer into the exchange agent's account at a book-entry transfer facility under the book-entry transfer procedures described below, the non-exchanged Series A notes will be credited to an account maintained with the book-entry transfer facility. This will occur as promptly as practicable after the expiration or termination of the exchange offer for the Series A notes.

   Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue Series B notes in exchange for, any Series A notes and may terminate or amend the exchange offer if at any time before the acceptance of the Series A notes for exchange or the exchange of the Series B notes for the Series A notes we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

Book-Entry Transfer

   The exchange agent will make requests to establish accounts with respect to the Series A notes at Euroclear and Clearstream Luxembourg for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in Euroclear's and/or Clearstream Luxembourg's systems may make book-entry delivery of Series A notes being tendered by causing Euroclear and/or Clearstream Luxembourg to transfer the Series A notes into the exchange agent's account at Euroclear and/or Clearstream Luxembourg in accordance with the appropriate procedures for transfer.

Withdrawal Rights

   You may withdraw your tender of Series A notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

   For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at its address provided in this prospectus before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

   The notice of withdrawal must:

  . specify the name of the person who deposited the Series A notes to be withdrawn;

  . identify the Series A notes to be withdrawn, including the certificate number or numbers and principal amount of the Series A notes;

  . be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Series A notes were tendered or be accompanied by documents of transfer sufficient to have the trustee of the Series A notes register the transfer of the Series A notes into the name of the person withdrawing the tender; and

  . specify the name in which any Series A notes are to be registered, if different from that of the holder who tendered the Series A notes.

   We will determine all questions as to the validity, form and eligibility of any notices (including time of receipt), and our determination will be final and binding on all parties. Any Series A notes withdrawn will not be considered to have been validly tendered. We will return any Series A notes that have been tendered but not exchanged without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Series A notes may be retendered by following one of the above procedures before the expiration date.

Exchange Agent

   The Bank of New York has been appointed as the exchange agent for the exchange offer.

   You should direct all executed letters of transmittal to the exchange agent. Questions, requests for assistance, and requests for additional copies of the prospectus or a letter of transmittal should be directed to the exchange agent addressed as follows:

         By Mail:          By Facsimile Transmission: By Hand or Overnight
   The Bank of New York         44-207-964-6369             Courier:
     30 Cannon Street        Attention: Emma Wilkes   The Bank of New York
  London EC4M 6XH England    Confirm by Telephone:      30 Cannon Street
  Attention: Emma Wilkes        44-207-964-7284      London EC4M 6XH England
                                  Emma Wilkes        Attention: Emma Wilkes

                          For Information by Telephone
                                (call collect):
                           (212) 815-5919 (New York)
                                       or
                            44-203-964-7284 (London)

Fees and Expenses

   We currently do not intend to make any payments to brokers, dealers, or others to solicit acceptances of the exchange offer. The principal solicitation is being made by mail. However, additional solicitations may be made in person or by telephone by our officers and employees. Our estimated cash expenses incurred in connection with the exchange offer will be paid by us and are estimated to be approximately $500,000 in the aggregate. This amount includes fees and expenses of The Bank of New York as the trustee for the Series B and Series A notes and as the exchange agent and accounting, legal, printing, and related fees and expenses.

Transfer Taxes

   If you tender Series A notes for exchange, you will not be obligated to pay any transfer taxes. However, if you instruct us to register Series B notes in the name of, or request that your Series A notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for the payment of any transfer tax owed.

                                THE TRANSACTIONS

   In March 2000, we completed the merger of PalEx with and into IFCO Systems. Pursuant to the Amended and Restated Agreement and Plan of Reorganization, dated October 6, 1999, and effective as of March 29, 1999, as amended, (1) PalEx merged with and into Silver Oak Acquisition Corp., our newly formed, wholly owned subsidiary and (2) Schoeller Industries and Gebruder Schoeller contributed to us, directly or indirectly, all of the outstanding stock of the IFCO Companies owned by them. As a result of the merger and related transactions, we own all of the stock of the IFCO Companies and PalEx. In the merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or IFCO Systems ordinary shares for each share of PalEx common stock. The total merger consideration was approximately $71.4 million in cash and approximately 7.4 million of ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the merger was approximately $184.5 million for the PalEx common stock, plus the assumption debt of PalEx, which was approximately $153.5 million as of March 8, 2000.

   In connection with the merger and the IPO, we also completed an initial public offering of our ordinary shares and entered into a new senior credit facility. We applied a portion of the proceeds from borrowings under the new senior credit facility, together with cash on hand and proceeds from the initial offering of the Series A notes and the IPO, to refinance a substantial portion of the debt of the IFCO Companies and PalEx, to pay the merger consideration to PalEx's stockholders, and to fund other related transactions.

   In addition, we, together with Schoeller Industries, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, Gebruder Schoeller, and Schoeller KG entered into the Option Release and IPO-Facilitation Agreement with GE Capital and GE Erste in connection with the merger and the IPO. Pursuant to that agreement, Schoeller Holding issued a DM45.0 million, or approximately $21.8 million, convertible debenture to GE Erste in exchange for contribution of the preferential share of IFCO Europe owned by GE Erste. We also paid GE Capital DM43.0 million, or approximately $21.0 million (as of March 8, 2000), out of the net proceeds of the initial offering of the Series A notes, the IPO, and the initial borrowings under the new senior credit facility in consideration of the release of GE Capital's and GE Erste's options and other rights to purchase shares of the IFCO Companies.

   At the same time as the completion of the IPO, we purchased the interest of Intertape Polymer Group Inc. in IFCO U.S. for approximately $5.0 million in cash. In addition, we repaid debt owed by IFCO U.S. to Intertape of approximately $24.2 million. As a result of this purchase, we own all of the equity interests of IFCO U.S.

                                USE OF PROCEEDS

   We will not receive any cash proceeds from the issuance of the Series B notes. In consideration for issuing the Series B notes as described in this prospectus, we will receive in exchange Series A notes in the same principal amount. The Series A notes will be canceled and we will have no increase in our debt as a result of the exchange.

   The net proceeds from the initial offering of the Series A notes were approximately $184.7 million (after deducting underwriting discounts and commissions and other estimated costs). We used the proceeds of the offering, together with the proceeds from the IPO, and borrowings under the new senior credit facility, to repay a substantial portion of the existing debt of IFCO Systems and PalEx, to pay the merger consideration to PalEx's stockholders, and to fund the other Transactions.

                                 CAPITALIZATION

   The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2000. You should read this table along with "Management's Discussion and Analysis of Financial Condition and Results of Operation," and the combined and consolidated financial statements of IFCO Systems included in this prospectus. There have been no material changes in our capitalization, as set forth below, since March 31, 2000.

                                                                      As of
                                                                  March 31, 2000
                                                                  --------------
                                                                  (in thousands)
                                                                   (unaudited)
Cash and cash equivalents........................................    $ 36,172
                                                                     ========
Long-term debt (including current maturities):
  Long-term debt.................................................    $ 57,527
  10 5/8% senior subordinated notes..............................     190,640
  Capital lease obligations......................................      30,428
                                                                     --------
    Total long-term debt.........................................     278,595
Stockholders' equity(1)..........................................     292,822
                                                                     --------
    Total capitalization.........................................    $571,417
                                                                     ========

--------
(1) Our authorized share capital is divided into 100,000,000 ordinary shares and 50,000,000 preference shares, each with a nominal value of (Euro)2.00 per share. As of March 31, 2000, we had approximately 42.5 million ordinary shares and no preference shares outstanding.

       UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

   The following unaudited pro forma combined and consolidated financial statements give effect to:

  . the contribution to IFCO Systems of the outstanding capital stock of the IFCO Companies;

  . the merger;

  . the initial offering of the Series A notes and the IPO;

  . IFCO Systems' acquisition of the minority interest in IFCO U.S.; and

  . the other Transactions described under "The Transactions" section of this prospectus.

   The acquisition of PalEx was accounted for using the purchase method of accounting. The IFCO Companies have been identified as the accounting acquiror for financial statement presentation purposes as their former shareholders will represent the largest voting interest within IFCO Systems.

   The unaudited combined statements of operations give effect to the Transactions as if they had occurred on January 1, 1999.

   The pro forma adjustments are based on preliminary estimates, available information, and assumptions that our management deems appropriate and may be revised as additional information becomes available. Our management, however, does not believe that there are any other material identifiable intangible assets to which purchase price can be allocated. The pro forma financial data do not represent what our financial position or results of operations would actually have been if the Transactions in fact had occurred on those dates and are not necessarily representative of our financial position or results of operations for any future periods. The pro forma combined and consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes of IFCO Systems and PalEx included in this prospectus.

     Unaudited Pro Forma Combined and Consolidated Statement of Operations

                      For the Year Ended December 31, 1999
              (In thousands, except for share and per share data)

                                                           IFCO              IFCO
                                                          Systems           Systems
                            IFCO                         Pro Forma         Pro Forma
                          Systems    PalEx    Combined  Adjustments        Combined
                          --------  --------  --------  -----------       -----------
REVENUES................  $154,726  $386,887  $541,613    $5,751 a        $   547,364
COST OF GOODS SOLD......   124,485   311,735   436,220     5,376 a            441,596
                          --------  --------  --------    ------          -----------
  Gross Profit..........    30,241    75,152   105,393       375              105,768
SELLING, GENERAL AND
 ADMINISTRATIVE
 EXPENSES...............    24,511    44,249    68,760     2,144 a             70,904
MERGER AND INTEGRATION
 COSTS..................     3,519        --     3,519        --                3,519
AMORTIZATION OF GOODWILL
 AND OTHER INTANGIBLE
 ASSETS.................       289     4,774     5,063     4,208 b              9,271
OTHER OPERATING INCOME,
 NET....................      (639)       --      (639)       --                 (639)
                          --------  --------  --------    ------          -----------
  Income from
   operations...........     2,561    26,129    28,690    (5,977)              22,713
NET INTEREST COST.......   (11,934)  (14,996)  (26,930)    5,707 c, d, e      (21,223)
OTHER INCOME (EXPENSE),
 NET....................    (3,070)    1,397    (1,673)    1,702 a                 29
                          --------  --------  --------    ------          -----------
(Loss) income before
 provision (benefit) for
 income taxes...........   (12,443)   12,530        87     1,432                1,519
INCOME TAX PROVISION
 (BENEFIT)..............       320     5,777     6,097     2,033 f              8,130
MINORITY INTEREST.......    (1,291)       --    (1,291)       --               (1,291)
                          --------  --------  --------    ------          -----------
  Net (loss) income.....  $(14,054) $  6,753  $ (7,301)   $ (601)         $    (7,902)
                          ========  ========  ========    ======          ===========
Net loss per share--
 basic and diluted......                                                  $     (0.20)
                                                                          ===========
Shares used in computing
 net loss per share--
 basic and diluted......                                                   40,432,278
                                                                          ===========
Other Financial Data
  EBITDA(g).............                                                  $    85,853
  EBITDA margin(g)......                                                        15.68%


    See accompanying notes to unaudited pro forma combined and consolidated financial statements.

     Unaudited Pro Forma Combined and Consolidated Statement of Operations

                   For the Three Months Ended March 31, 1999
              (In thousands, except for share and per share data)

                                                         IFCO              IFCO
                                                        Systems           Systems
                           IFCO                        Pro Forma         Pro Forma
                          Systems   PalEx   Combined  Adjustments        Combined
                          -------  -------  --------  -----------       -----------
REVENUES................  $38,799  $96,388  $135,187    $   838 a       $   136,025
COST OF GOODS SOLD......   31,289   77,392   108,681        854 a           109,535
                          -------  -------  --------    -------         -----------
  Gross Profit..........    7,510   18,996    26,506        (16)             26,490
SELLING, GENERAL AND
 ADMINISTRATIVE
 EXPENSES...............    6,137   10,482    16,619        517 a            17,136
MERGER AND INTEGRATION
 COSTS..................      582       --       582         --                 582
AMORTIZATION OF GOODWILL
 AND OTHER INTANGIBLE
 ASSETS.................       72    1,085     1,157      1,169 b             2,326
OTHER OPERATING INCOME,
 NET....................     (234)      --      (234)        --                (234)
                          -------  -------  --------    -------         -----------
  Income from
   operations...........      953    7,429     8,382     (1,702)              6,680
NET INTEREST COST.......   (3,081)  (3,540)   (6,621)     1,260 c, d, e      (5,361)
OTHER INCOME (EXPENSE),
 NET....................   (1,110)    (191)   (1,301)       418 a              (883)
                          -------  -------  --------    -------         -----------
(Loss) income before
 provision (benefit) for
 income taxes...........   (3,238)   3,698       460        (24)                436
INCOME TAX PROVISION
 (BENEFIT)..............       34    1,705     1,739        749 f             2,488
MINORITY INTEREST.......      (65)      --       (65)        --                 (65)
                          -------  -------  --------    -------         -----------
  Net (loss) income.....  $(3,337) $ 1,993  $ (1,344)   $  (773)        $    (2,117)
                          =======  =======  ========    =======         ===========
Net loss per share--
 basic and diluted......                                                $     (0.05)
                                                                        ===========
Shares used in computing
 net loss per share--
 basic and diluted......                                                 40,432,278
                                                                        ===========
Other Financial Data
  EBITDA(g).............                                                $    21,438
  EBITDA margin(g)......                                                      15.76 %


    See accompanying notes to unaudited pro forma combined and consolidated financial statements.

     Unaudited Pro Forma Combined and Consolidated Statement of Operations

                   For the Three Months Ended March 31, 2000
              (In thousands, except for share and per share data)

                                                         IFCO              IFCO
                                                        Systems           Systems
                           IFCO                        Pro Forma         Pro Forma
                          Systems   PalEx   Combined  Adjustments        Combined
                          -------  -------  --------  -----------       -----------
REVENUES................  $57,263  $74,623  $131,886    $1,397 a        $   133,283
COST OF GOODS SOLD......   47,319   62,078   109,397     1,407 a            110,804
                          -------  -------  --------    ------          -----------
  Gross Profit..........    9,944   12,545    22,489       (10)              22,479
SELLING, GENERAL AND
 ADMINISTRATIVE
 EXPENSES...............    6,865   10,261    17,126       445 a             17,571
MERGER AND INTEGRATION
 COSTS..................    1,283       --     1,283        --                1,283
AMORTIZATION OF GOODWILL
 AND OTHER INTANGIBLE
 ASSETS.................      642      990     1,632       810 b              2,442
OTHER OPERATING INCOME,
 NET....................     (147)      --      (147)       --                 (147)
                          -------  -------  --------    ------          -----------
  Income from
   operations...........    1,301    1,294     2,595    (1,265)               1,330
NET INTEREST COST.......   (4,303)  (4,136)   (8,439)    2,232 c, d, e       (6,207)
OTHER INCOME (EXPENSE),
 NET....................     (679)     284      (395)      428 a                 33
                          -------  -------  --------    ------          -----------
(Loss) income before for
 income taxes and
 minority interest......   (3,681)  (2,558)   (6,239)    1,395                4,844
INCOME TAX PROVISION....     (707)      --      (707)      943 f                236
MINORITY INTEREST.......       --       --        --        --                   --
                          -------  -------  --------    ------          -----------
Income (loss) before
 extraordinary loss and
 cumulative effect of
 accounting change......   (2,974)  (2,558)   (5,532)      452               (5,080)
EXTRAORDINARY LOSS ON
 EARLY EXTINGUISHMENT OF
 DEBT...................   (5,600)      --    (5,600)       --               (5,600)
CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING
 PRINCIPLE..............      770       --       770        --                  770
                          -------  -------  --------    ------          -----------
  Net (loss) income.....  $(7,804) $(2,558) $(10,362)   $  452          $    (9,910)
                          =======  =======  ========    ======          ===========
Net loss per share--
 basic and diluted......                                                $     (0.24)
                                                                        ===========
Shares used in computing
 net loss per share--
 basic and diluted......                                                 40,646,564
                                                                        ===========
Other Financial Data
  EBITDA(g).............                                                $    22,268
  EBITDA margin(g)......                                                       16.7 %

    See accompanying notes to unaudited pro forma combined and consolidated financial statements.

  NOTES TO UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

General

   The historical financial statements reflect the financial position and results of operations of IFCO Systems and PalEx and were derived from their respective financial statements. The periods included in these financial statements are for the year ended December 31, 1999, for IFCO Systems and for the year ended December 26, 1999, for PalEx.

The Merger and Transactions

   IFCO Systems issued 20.0 million of its ordinary shares in exchange for all the outstanding capital stock of the IFCO Companies and issued approximately
7.4 million of its ordinary shares and paid approximately $71.4 million in cash in exchange for all the outstanding capital stock of PalEx. The IFCO Companies have been identified as the accounting acquiror and are the predecessors to IFCO Systems. The acquisition of PalEx is accounted for using the purchase method of accounting.

Unaudited Pro Forma Combined Statements of Operations Adjustments

  a. Reflects the consolidation of the revenues and expenses of IFCO U.S. as a wholly owned subsidiary, which occurred as a consequence of the purchase of the remaining interest, the elimination of the previously recorded loss accounted for under the equity method, and the elimination of previously recorded interest expense as a result of IFCO Systems' repayment of all interest-bearing debt of IFCO U.S.

  b. Reflects the amortization of goodwill of approximately $4.2 million during the year ended December 31, 1999, approximately $1.2 million during the three months ended March 31, 1999, and approximately $0.8 million during the three months ended March 31, 2000, as a result of the acquisition of PalEx, the purchase of the remaining interest in IFCO U.S., and the acquisition of options and rights of GE Capital and GE Erste. Goodwill will be amortized on the straight-line basis over a 30-year estimated life.

  c. Reflects interest expense reduction of approximately $28.0 million during the year ended December 31, 1999, approximately $6.9 million during the three months ended March 31, 1999, and approximately $6.4 million during the three months ended March 31, 2000, on $257.4 million of historical debt for the year ended December 31, 1999, and the three months ended March 31, 1999, and $277.9 million of historical debt for the three months ended March 31, 2000, in each case which is assumed to be repaid using available cash on hand and proceeds from the IPO and the senior subordinated notes, reduced by cash payments required under the terms of the merger agreement and other concurrent transactions. The interest expense reductions are calculated using a weighted average effective interest rate of approximately 10.0%.

  d. Reflects additional interest expense incurred during the year ended December 31, 1999, and the three months ended March 31, 1999 and 2000, in conjunction with the issuance of (Euro)200.0 million of senior subordinated notes, translated to approximately $191.5 million using the exchange rate as of March 31, 2000, of (Euro)1.00 = $0.9574.

  e. Reflects the amortization of loan costs associated with the issuance of the notes and the refinancing of the credit facilities of PalEx and the IFCO Companies.

  f. Reflects the effect of income tax adjustments related to the pro forma adjustments and considers the allocation of both reduced and additional interest based on currently available tax planning information, the assumption that goodwill amortization resulting from these transactions is non-deductible, and limited recognition of any tax benefits that result from additional net operating loss carryforwards created by pro forma adjustments.

  g. EBITDA is not presented as an alternative measure of operating results or cash flows from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt on a pro forma consolidated basis. EBITDA represents IFCO Systems' pro forma combined net (loss) after exclusion of net interest costs, income tax provisions, depreciation and amortization charges, and nonrecurring, one-time restructuring charges (credits). EBITDA as presented is not necessarily comparable with similarly titled measures presented by other companies. EBITDA margin is calculated by dividing IFCO Systems' EBITDA by its revenues for the same period.

                         SELECTED FINANCIAL INFORMATION

IFCO Systems

   The selected historical financial information presented below for, and as of the end of, each of the years in the three years ended December 31, 1999, is derived from IFCO Systems' audited combined and consolidated financial statements, which were audited by PwC Deutsche Revision AG, independent accountants. The selected historical financial information for, and as of the end of, the year ended December 31, 1996, and for the three months ended March 31, 1999 and 2000, is derived from IFCO Systems' unaudited combined and consolidated financial statements. No selected financial information has been presented as of and for the year ended December 31, 1995. Financial information for this year is unavailable since no consolidated financial information for IFCO Europe was prepared for this year. Further, financial information for this year was prepared for the individual IFCO Companies in accordance with German GAAP, which differs significantly from U.S. GAAP. In our opinion, the historical financial information for the interim periods includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. The results of operations for the interim periods are not necessarily indicative of the results of operations that may be expected for the full fiscal year. The selected historical financial information is not necessarily indicative of the future results of operations of IFCO Systems. IFCO Systems' financial statements have been prepared in U.S. dollars and in accordance with U.S. GAAP. You should read this selected historical financial information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined and consolidated financial statements of IFCO Systems included in this prospectus.

                                                                         Three Months
                                                                             Ended
                                     Year Ended December 31,               March 31,
                             -----------------------------------------  ----------------
                                1996       1997       1998      1999     1999     2000
                             ----------- ---------  --------  --------  -------  -------
                                             (dollars in thousands)
                             (unaudited)                                  (unaudited)
   Statement of Operations
    Data:
   Revenues................   $122,959    $118,546  $136,176  $154,726  $38,799  $57,263
   Cost of sales...........    118,354      99,622   106,218   124,485   31,289   47,319
                              --------   ---------  --------  --------  -------  -------
   Gross profit............      4,605      18,924    29,958    30,241    7,510    9,944
   Selling, general and
    administrative
    expenses...............     21,798      18,328    24,289    24,511    6,137    6,865
   Merger and integration
    costs..................        --          --        --      3,519      582    1,283
   Amortization of
    goodwill...............        236         675       383       289       72      642
   Other operating
    (income), net..........     (5,371)       (840)     (864)    (639)     (234)    (147)
                              --------   ---------  --------  --------  -------  -------
   Income (loss) from
    operations.............    (12,058)        761     6,150     2,561      953    1,301
   Net interest cost.......     (7,751)    (10,415)  (10,494) (11,934)   (3,081)  (4,303)
   Other income (expense),
    net....................        267      (2,139)   (2,997)  (3,070)   (1,110)    (679)
   Income tax (provision)
    benefit................        --          (47)     (210)    (320)      (34)     707
   Minority interest.......        --          --     (1,274)   (1,291)     (65)     --
   Extraordinary loss on
    early extinguishment of
    debt...................        --          --        --        --       --    (5,600)
   Cumulative effect of
    change in accounting
    principle..............        --          --        --        --       --       770
                              --------   ---------  --------  --------  -------  -------
   Net (loss)..............   $(19,542)  $ (11,840) $ (8,825) $(14,054) $(3,337) $(7,804)
                              ========   =========  ========  ========  =======  =======
   Net (loss) applicable to
    ordinary shares(1).....   $(19,542)  $ (11,210) $ (8,913) $(13,879) $(3,337) $(7,804)
                              ========   =========  ========  ========  =======  =======
   Other Financial Data:
   EBITDA(2)...............   $ 27,953     $26,226  $ 34,313  $ 40,482  $10,420  $12,068
   EBITDA margin(2)........       22.7%       22.1%     25.2%     26.6%    26.9%    21.1%
   Depreciation and
    amortization...........   $ 39,744   $  27,604  $ 28,434  $ 36,094  $10,060  $14,993
   Capital
    expenditures(3)........                 39,569    40,195    30,767   16,835    9,004
   Deficiency of earnings
    to fixed charges(4)....    (18,730)     (8,816)   (5,977)  (11,821)  (2,850)  (6,680)

                                             (Table continued on following page)

                                        As of December 31,                 As of
                              ----------------------------------------   March 31,
                                 1996       1997      1998      1999       2000
                              ----------- --------  --------  --------  -----------
                                                (in thousands)
                              (unaudited)                               (unaudited)
   Balance Sheet Data:
   Cash and cash
    equivalents............    $ 14,231   $  7,992  $ 23,642  $ 12,240   $ 36,172
   Receivables.............      95,970     93,397    74,462    64,809    139,035
   Other current assets....       9,296        775     1,874     4,591     58,364
                               --------   --------  --------  --------   --------
    Total current assets...     119,497    102,164    99,978    81,640    233,571
   Property, plant and
    equipment, net.........     128,661    134,776   172,437   167,678    250,345
   Other long term assets..       6,735     12,617    12,038    17,303    319,386
                               --------   --------  --------  --------   --------
    Total assets...........    $254,893   $249,557  $284,453  $266,621   $803,302
                               ========   ========  ========  ========   ========
   Short-term loans........    $ 48,943   $ 53,440  $    500  $    795        --
   Short-term related party
    loans..................      26,612     23,298     2,618     2,280        --
   Current maturities of
    long-term debt.........         --         --      4,912    70,038        899
   Current maturities of
    capital lease
    obligations............      15,135      4,738     9,340    10,329      9,365
   Refundable deposits.....      50,029     64,323    70,875    66,436     71,608
   Accounts payable........      71,054     65,010    69,287    83,209     87,223
   Accrued expenses and
    other current
    liabilities............      21,661     12,294     7,303     7,918     53,751
   Deferred income.........       4,347      4,660     6,573     5,459      6,058
   Accumulated losses in
    excess of investment
    in equity entities.....       1,267      3,136     4,472     5,623        --
   Long-term debt, net of
    current maturities.....       4,975        464    77,874       --     247,268
   Capital lease
    obligations, net of
    current maturities.....       5,913      7,971    26,867    24,198     21,063
   Other long-term
    liabilities............         --         --        --        --      13,245
                               --------   --------  --------  --------   --------
    Total liabilities......     249,936    239,334   280,621   276,285    510,480
   Participating rights....       5,419      3,956     4,274     3,259        --
   Redeemable participating
    rights.................         --       1,256     1,544     1,433        --
   Minority interest.......         --      25,001    28,887    25,316        --
   Total stockholders'
    equity (deficit).......        (462)   (19,990)  (30,873)  (39,672)   292,822
                               --------   --------  --------  --------   --------
    Total liabilities and
     stockholder's equity..    $254,893   $249,557  $284,453  $266,621   $803,302
                               ========   ========  ========  ========   ========

--------
(1) Net (loss) applicable to ordinary shares is net loss plus accretion on redeemable convertible preferred stock, redeemable cumulative participating rights, and participating rights.

(2) EBITDA is not presented as an alternative measure of operating results or cash flows from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt. EBITDA represents our net (loss) applicable to ordinary shares after exclusion of net interest costs, income tax (provisions), depreciation and amortization charges and nonrecurring, one-time charges. EBITDA as presented is not necessarily comparable with similarly titled measures presented by other companies. EBITDA margin is calculated by dividing our EBITDA by their revenues for the same period. The following table reflects the calculation of EBITDA:

                                                                   Three Months
                                Year Ended December 31,           Ended March 31,
                         ---------------------------------------  ----------------
                            1996       1997     1998      1999     1999     2000
                         ----------- --------  -------  --------  -------  -------
                                            (in thousands)
                         (unaudited)                                (unaudited)
Net (loss)..............  $(19,542)  $(11,840) $(8,825) $(14,054) $(3,337) $(7,804)
Income tax provision
 (benefit)..............       --          47      210       320       34     (707)
Net interest cost.......     7,751     10,415   10,494    11,934    3,081    4,303
Depreciation and
 amortization...........    39,744     27,604   28,434    36,094   10,060   14,993
Non-recurring charges...       --         --     4,000     6,548      582    1,283
                          --------   --------  -------  --------  -------  -------
EBITDA..................  $ 27,953   $ 26,226  $34,313  $ 40,842  $10,420  $12,068
                          ========   ========  =======  ========  =======  =======

(3) Our historical combined capital expenditure information is not available for the year ended December 31, 1996.

(4) Represents the amount by which loss before provision for income taxes and losses from equity investments plus accretion on preferred stock and participating rights did not cover fixed charges. Fixed charges consist of interest expense, that portion of rental expense, one-third, considered to be representative of interest, and accretion on preferred stock.

PalEx

   The selected historical financial information presented below for, and as of the end of, each of the years in the five-year period ended December 26, 1999, is derived from PalEx's consolidated financial statements. The selected historical financial information is not necessarily indicative of the future results of operations of PalEx or IFCO Systems. You should read this selected historical financial information along with the financial statements of PalEx included in this prospectus.

                          Fiscal Year Ended             Fiscal Year Ended
                            November 30,      --------------------------------------
                          ------------------  December 28, December 27, December 26,
                            1995      1996        1997         1998         1999
                          --------  --------  ------------ ------------ ------------
                                           (dollars in thousands)
Statement of Operations
Data:
Revenues................  $125,707  $145,030    $222,993     $319,691     $386,887
Cost of goods sold......   105,195   121,865     188,084      259,562      311,735
Inventory valuation
adjustment(1)                  --        --          --         1,235          --
                          --------  --------    --------     --------     --------
Gross profit............    20,512    23,165      34,909       58,894       75,152
Selling, general and
 administrative
 expenses...............    13,333    14,063      20,135       33,042       44,249
Amortization of goodwill
 and other intangible
 assets.................        76       165         593        3,334        4,774
Pooling expenses........       --        --          --         1,841          --
Compensation
differential............       --        --        1,020        1,062          --
Restructuring
charge(1)...............       --        --          --           949          --
Plant closure costs and
 asset abandonment
 loss(1)................       --        --          --         1,369          --
                          --------  --------    --------     --------     --------
Income from operations..     7,103     8,937      13,161       17,297       26,129
Net interest cost(2)....    (1,375)   (1,065)     (1,817)      (8,206)    (13,599)
Provision for income
taxes...................     1,594     1,833       4,704        5,105        5,777
                          --------  --------    --------     --------     --------
Net income .............  $  4,134  $  6,039    $  6,640     $  3,986     $  6,753
                          ========  ========    ========     ========     ========
Other Financial Data:
EBITDA(3)...............  $ 11,258  $ 13,045    $ 19,933     $ 35,680     $ 42,195
EBITDA margin(3)........       9.0%      9.0%        8.9%        11.2%        10.9%
Depreciation and
 amortization...........  $  3,685  $  3,597    $  5,847     $ 11,665     $ 14,669
Capital expenditures....     4,128     7,355       9,149       13,987        9,706
Ratio of earnings to
 fixed charges (4)......      4.10x     5.99x       7.59x        2.07x        1.84x

Balance Sheet Data (at
 end of period):
Working capital
 (deficit)..............  $  6,613  $  7,630    $ 35,705     $ 54,672     $(88,901)
Total assets............    50,857    57,868     120,005      292,438      304,910
Stockholders' equity....    19,400    24,443      67,437       95,280      103,813

--------
(1) The results of operations for PalEx's year ended December 27, 1998, include pre-tax charges of approximately $1.2 million for inventory valuation adjustment, approximately $0.9 million for restructuring costs and expenses and approximately $1.4 million for plant closure costs and asset abandonment loss related to the termination of PalEx's customer relationship with CHEP USA.
(2) Includes interest expense and other income (expense), net.
(3) EBITDA is not presented as an alternative measure of operating results or cash flows from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt. EBITDA represents PalEx's net income after exclusion of interest expense, provision for income taxes, depreciation and amortization charges, nonrecurring, one time restructuring charges (credits), pooling expenses, and compensation differential. EBITDA as presented is not necessarily comparable with similarly titled measures presented by other companies. EBITDA margin is calculated by dividing PalEx's EBITDA by its revenues for the same period. The following table reflects the calculation of EBITDA:


                         Fiscal Year Ended           Fiscal Year Ended
                           November 30,    --------------------------------------
                         ----------------- December 28, December 27, December 26,
                           1995     1996       1997         1998         1999
                         -------- -------- ------------ ------------ ------------
                                              (in thousands)
Net income.............. $  4,134 $  6,039   $ 6,640      $ 3,986      $ 6,753
Provision for income
 taxes..................    1,594    1,833     4,704        5,105        5,777
Interest expense........    1,845    1,576     1,722        8,468       14,996
Depreciation and
 amortization...........    3,685    3,597     5,847       11,665       14,669
Restructuring charge....      --       --        --         3,553          --
Pooling expenses and
 compensation
 differential...........      --       --      1,020        2,903          --
                         -------- --------   -------      -------      -------
 EBITDA................. $ 11,258 $ 13,045   $19,933      $35,680      $42,195
                         ======== ========   =======      =======      =======

(4) Calculated as net income before the provision for income taxes and net interest cost divided by net interest cost for the same period.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion in conjunction with our combined and consolidated financial statements included in this prospectus. In addition, you should read "Business" for more information about IFCO Systems.

Introduction

   We believe we own and manage the leading plastic round-trip container, or RTC, pool in Europe based on 1997 market information. We also have RTC operations in the United States, Japan, and Argentina and currently have over
63.5 million RTCs in circulation.

   Our European perishables operations accounted for 91.9% of total revenues during 1998 and 91.8% of total revenues during 1999. These operations are comprised of round-trip systems for the movement of fruit and vegetables. We deliver RTCs to growers for the transport of produce to retailers. Retailers benefit from decreased product handling, in-store display in RTCs, reduced storage requirements, and reduction of waste disposal costs. Retailers return the RTCs to us for inspection and cleaning, repair, or recycling as necessary. The RTCs are then reintroduced into the round-trip system for multiple reuse. The RTCs are primarily used by producers of fresh fruits and vegetables in exchange, generally, for a one-time use fee and a deposit. The deposit paid by customers is transferred between the customer, intermediate parties, and the retailer, until the deposit is ultimately repaid to the retailer upon our recollection of the RTC.

   The RTCs can be folded into a small volume when empty, reducing transportation costs. The RTCs are generally used between three and 12 times a year, depending on the type of RTC, and are depreciated over periods ranging from eight to 15 years. Most RTCs are supplied by Schoeller Plast AG, an indirect, 80%-owned subsidiary of Schoeller Industries, under a long-term supply agreement.

   Our non-European perishables operations are owned through IFCO International. IFCO International owns interests in round-trip systems operations in the United States, Japan, and Argentina. IFCO has a 33% minority ownership interest in the Japanese operations and, as of December 31, 1999, a 51% economic interest and 50% voting interest in the U .S. operations. Both of these investments are accounted for under the equity method. We acquired the remaining interest in IFCO U.S. in connection with our merger with PalEx in March 2000. The non-European businesses are still developing and are currently generating operating losses, although we believe that this business segment has the potential to generate profits as market share increases.

   Our dry good operations accounted for 7.3% of our total revenues during 1998 and 6.5% of the total revenues during 1999. Through our dry good operations, we operate round-trip systems for dry goods sold by retailers such as the major grocery and department stores. The RTCs for dry goods are individually identifiable by bar code, which enables us to accurately track their movements and invoice customers. The logistics of RTC movement in the dry good operations are similar to our European perishables operations. We currently have three principal customers in this business segment: two department stores, whose service agreements extend through 2003; and the Deutsche Post AG, whose contract, which began in September 1999, extends to September 30, 2004. Deutsche Post AG, the German postal service, is one of the largest European transporters of parcels and letters.

   We are reporting our results in accordance with U.S. GAAP and U.S. dollars. We previously reported results under German GAAP and in Deutsch marks. As a significant portion of our revenues will be collected in currencies other than the U.S. dollar, our results of operations may be adversely affected by fluctuations in currency exchange rates. For example, if the value of the Deutsch mark to the U.S. dollar goes down, the portion of our revenues collected in Deutsch marks would appear smaller when converted into U.S. dollars for purposes of reporting under U.S. GAAP.

Quarterly Results Of Operations

 Selected Financial Data

   The results of operations for the periods presented include IFCO Systems and our wholly owned subsidiaries, IFCO Europe, IFCO International, and MTS, and the results of operations of PalEx and IFCO U.S. from the date of their acquisitions effective March 8, 2000.

   Results may be materially affected by the timing and magnitude of acquisitions, assimilation costs, costs of opening new facilities, gain or loss of a material customer, variation in product mix, and weather conditions. Accordingly, the operating results for any interim period are not necessarily indicative of the results that may be achieved for any subsequent interim period or for a full fiscal year.

   The following table sets forth certain selected financial data as a percentage of revenues for the periods indicated (dollars in thousands):

                                                 Three Months Ended
                                             -------------------------------
                                               March 31,        March 31,
                                                 1999             2000
                                             --------------   --------------
Revenues.................................... $38,799  100.0%  $57,263  100.0%
Cost of goods sold..........................  31,289   80.6    47,319   82.6
                                             -------  -----   -------  -----
Gross profit................................   7,510   19.4     9,944   17.4
Selling, general and administrative
 expenses...................................   6,137   15.8     6,865   12.0
Merger transaction expenses.................     582    1.5     1,283    2.2
Goodwill amortization.......................      72     .2       642    1.1
Other operating income......................    (234)   (.6)     (147)   (.2)
                                             -------  -----   -------  -----
Income from operations......................     953    2.5     1,301    2.3
Interest expense............................  (3,081)  (7.9)   (4,303)  (7.5)
Foreign currency losses.....................    (185)   (.6)     (152)   (.3)
Loss from equity entity.....................    (521)  (1.3)     (417)   (.7)
Other expense, net..........................    (404)  (1.0)     (110)   (.2)
                                             -------  -----   -------  -----
Loss before income taxes and minority
 interest...................................  (3,238)  (8.3)   (3,681)  (6.4)
Provision (benefit) for income taxes........      34     .1      (707)  (1.2)
Minority interest...........................     (65)   (.2)       --     --
                                             -------  -----   -------  -----
Loss before extraordinary loss and
 cumulative effect of change in accounting
 principle..................................  (3,337)  (8.6)   (2,974)  (5.2)
Extraordinary loss on early extinguishments
 of debt....................................      --     --    (5,600)  (9.8)
Cumulative effect of change in accounting
 principle..................................      --     --       770    1.4
                                             -------  -----   -------  -----
Net loss.................................... $(3,337)  (8.6)% $(7,804) (13.6)%
                                             =======  =====   =======  =====

 Three Months Ended March 31, 2000 Compared to Three Months Ended March 31,
1999

   The functional currency is the local currency of each subsidiary. We have selected the U.S. dollar ("US$") as our reporting currency. The financial statements of our operations which are not denominated in US$ are translated using the exchange rate as of the balance sheet date for assets and liabilities and a weighted average exchange rate for the reported amount of revenues, expenses, gains, and losses during the reporting period.

   The US$ generally strengthened against the Deutsch mark during the three months ended March 31, 1999 and 2000 and strengthened between 2000 and 1999. During the three months ended March 31, 1999, the period average rate of Deutsch marks per US$ was 1.74. During the three months ended March 31, 2000, the period average rate of Deutsch marks per US$ was 1.98, resulting in a period average increase of 13.8%.

   Revenues increased 47.6% to $57.3 million in the three months ended March 31, 2000 from $38.8 million in the three months ended March 31, 1999. The increase in revenues for the three months ended March 31, 2000 over the same period in 1999 attributable to the acquisition of PalEx was approximately $20.8 million. DM revenues for RTC operations in Europe for the three months ended March 31, 2000 increased 5.5% from the three months ended March 31, 1999; however, due to the currency effects noted above, US$ revenues decreased $2.3 million, or 5.9%, between the periods.

   Gross profit increased to $9.9 million for the three months ended March 31, 2000 from $7.5 million for the three months ended March 31, 1999. Gross profit as a percentage of revenues decreased from 19.4% for the three-month period ended March 31, 1999 to 17.4% for the three month period ended March 31, 2000, primarily due to increased costs for RTC operations in Europe. Our gross profit as a percentage of revenues may fluctuate as a result of competitive pricing in different market areas in which it operates, continued changes to product mix, and changes in raw material and transportation costs.

   Selling, general and administrative expenses increased to $6.9 million, or 12.0% of revenues, in the three months ended March 31, 2000 from $6.1 million, or 15.8% of revenues, in the three months ended March 31, 1999.

   The results of operations for the three months ended March 31, 2000 and March 31, 1999 include merger transaction expenses of $1.3 million and $0.6 million, respectively. The transaction expenses for the three months ended March 31, 1999 were primarily for non-capitalizable legal and accounting fees. The transactions expenses for the three months ended March 31, 2000 were primarily for success bonuses paid upon completion of the merger and retention bonuses for key executives.

   Goodwill amortization increased to $0.6 million for the three months ended March 31, 2000 from $0.1 million for the three months ended March 31, 1999 and is the result of the acquisition of PalEx under purchase accounting.

   Interest expense increased to $4.3 million for the three months ended March 31, 2000 from $3.1 million for the three months ended March 31, 1999, primarily as a result of increased borrowings for our European operations.

   The results of operations for the three months ended March 31, 2000 include an extraordinary loss on the extinguishment of debt of $5.6 million. The loss occurred as a result of the write-off of unamortized portions of deferred bank fees and other charges related to credit facilities that were paid off in conjunction with the merger and related transactions.

   The results of operations for the three months ended March 31, 2000 includes the cumulative effect of an accounting change related to the method used to record RTC refurbishment costs in the amount of a credit of $0.7 million. We undertook a comprehensive review of our RTC refurbishment cost capitalization policies. The results of this review led us to conclude that we should adopt the accounting method that we believe most fairly matches the cost of refurbishing RTCs with the revenue cycle of RTCs. Previously, we charged cost of sales for refurbishing costs at the end of the RTC trip cycle. We now charge costs of sales for refurbishing expenses when the RTC begins the trip cycle. The reasoning underlying this change in accounting policy is that refurbishing the RTC prepares it for the next trip cycle. While the accounting policy for refurbishment costs previously followed by us was in accordance with generally accepted accounting principles, the changed policy is preferable.

   Other operating income, foreign currency losses, loss from equity entity, and other income expense totaled $0.8 million in expense for the three months ended March 31, 2000 and $1.3 million for the three months ended March 31, 1999.

   As a result of the foregoing, net loss increased to $7.8 million for the three months ended March 31, 2000 from $3.3 million for the three months ended March 31, 1999.

Annual Results of Operations

 Selected Financial Data

   The following table sets forth selected financial data for the periods presented for each of our business segments and the same data as a percentage of its total revenues. Functional currencies in our markets have been converted to U.S. dollars at the average exchange rate during each period presented. The effect of these fluctuations in exchange rates can affect comparison of the results of operations between periods.

   Reclassifications have been made in the 1998 and 1997 financial data to conform to the 1999 presentation and are discussed below where applicable.

                                  For the Year Ended December 31,
                            -------------------------------------------------
                                 1997             1998             1999
                            ---------------  ---------------  ---------------
                                       (dollars in thousands)
Revenues:
--European Perishables..... $108,674   91.7% $125,128   91.9% $141,984   91.8%
--Non-European
 Perishables...............      292    0.2     1,147    0.8     2,588    1.7
--Dry Good.................    9,580    8.1     9,901    7.3    10,154    6.5
                            --------  -----  --------  -----  --------  -----
                             118,546  100.0   136,176  100.0   154,726  100.0
Cost of sales:
--European Perishables.....   90,849   76.6    96,884   71.2   115,154   74.5
--Non-European
 Perishables...............      219    0.2       717    0.5     1,864    1.2
--Dry Good.................    8,554    7.2     8,617    6.3     7,467    4.8
                            --------  -----  --------  -----  --------  -----
                              99,622   84.0   106,218   78.0   124,485   80.5
Total gross profit.........   18,924   16.0    29,958   22.0    30,241   19.5

Selling, general and
 administrative expenses:
--European Perishables.....   15,002   12.7    20,694   15.2    21,239   13.7
--Non-European
 Perishables...............    1,718    1.4     1,629    1.2     2,128    1.4
--Dry Good.................    1,608    1.4     1,966    1.4     1,144    0.7
                            --------  -----  --------  -----  --------  -----
                              18,328   15.5    24,289   17.8    24,511   15.8
Merger and integration
 costs.....................        0    0.0         0    0.0     3,519    2.3
Goodwill amortization......      675    0.6       383    0.3       289    0.2
Other operating (income),
 net.......................     (840)  (0.7)     (864)  (0.6)     (639)  (0.4)

Income (loss) from
 operations:
--European Perishables.....    2,988    2.5     8,048    5.9     1,698    1.1
--Non-European
 Perishables...............   (1,645)  (1.4)   (1,216)  (0.9)     (965)  (0.6)
--Dry Good.................     (582)  (0.5)     (682)  (0.5)    1,828    1.2
                            --------  -----  --------  -----  --------  -----
                                 761    0.6     6,150    4.5     2,561    1.7

Other expenses, net........  (12,554) (10.6)  (13,491)  (9.9)  (15,004)  (9.7)
Income tax (provision)
 benefit...................      (47)   0.0      (210)  (0.2)     (320)  (0.2)
                            --------  -----  --------  -----  --------  -----
Net loss before minority
 interest..................  (11,840) (10.0)   (7,551)  (5.6)  (12,763)  (8.2)
                            ========  =====  ========  =====  ========  =====
Other Financial Data:
--EBITDA................... $ 26,226   24.1  $ 34,313   25.2  $ 40,842   26.4
                            ========  =====  ========  =====  ========  =====

 Year Ended December 31, 1999, Compared to Year Ended December 31, 1998

   Revenues. Our total revenues increased $18.5 million, or 13.6%, to $154.7 million in 1999 from $136.2 million in 1998. Revenues for 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

   European Perishables Operations. Revenues from the European perishables operations increased $16.9 million, or 13.5%, to $142.0 million in 1999 from $125.1 million in 1998. This increase was primarily attributable to an increase of 14.0% in the number of RTCs used, in the round-trip systems for fresh produce, and to a higher number of trips per RTC. This revenue increase was partially offset by a decrease of 4.1% related to changes in currency exchange rates relative to the previous period. The revenue increase was also a result of our establishing new retail partners, favorable harvests of citrus fruit, and increased business from existing customers. Revenues for 1999 reflect the correction of an information systems error that created a one-day duplication of revenues in Spain in the first month of 1999, resulting in a decrease of revenues of $0.4 million. Revenues for European perishables operations for 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

   Non-European Perishables Operations. Revenues from the non-European perishables operations increased $1.5 million, or 125.6%, to $2.6 million in 1999 from $1.1 million in 1998, as a result of increased volume in Argentina.

   Dry Good Operations. Revenues from the dry good operations increased $0.3 million, or 2.6%, to $10.2 million in 1999 from $9.9 million in 1998, as a result of increased business with a major customer and new business with Deutsche Post AG as a result of the contract that began in September 1999. The increase was offset by a decrease of 4.1% related to changes in currency exchange rates relative to the previous period.

   Cost of Sales and Gross Profit. Gross profit increased to $30.2 million year in 1999 from $30.0 million in 1998, primarily due to increased sales volume. Gross profit as a percentage of revenues decreased from 22.0% in 1998 to 19.5% in 1999.

   European Perishables Operations. The decrease in gross margin was primarily due to additional freight costs incurred to transport crates over longer distances in Europe and a non-recurring charge for RTC breakage in Europe. Additional costs, net of a reimbursement from Schoeller Plast AG, were incurred in 1999 as markets expanded in Europe. The cost reimbursement agreement with Schoeller Plast AG expired as of December 31, 1999. Cost of sales for 1999 reflect accounting charges for the full year in the treatment of washing costs in Denmark, an increased expense of $0.6 million, and an additional accrual for deposits payable based on the actual number of RTCs outstanding to customers in Spain, an increased expense of $0.7 million. In addition, cost of sales for 1999 reflect the correction of an information systems error that created an underreporting of transportation costs, resulting in increased cost of sales of $0.5 million.

   Non-European Perishables Operations. Gross margin for non-European perishables operations sales was slightly lower in 1999 compared to 1998 due to additional start-up costs incurred in South American countries to expand market share.

   Dry Good Operations. Gross margin for sales of dry goods, as a percentage of dry good sales, increased from 13.0% in 1998 to 26.5% in 1999, primarily due to a reduction in internal crate handling costs.

   Selling, General and Administrative Expenses and Other Operating Income (Expenses), Net. Selling, general and administrative expenses and other operating income (expenses), net increased $0.5 million, or 1.8%, to $23.9 million in 1999 from $23.4 million in 1998 and decreased as a percentage of revenues to 15.4% in 1999 from 17.2% in 1998. Certain expenses increased in 1999 accompanying growth in sales volume. Selling, general and administrative expenses and other operating income (expenses), net as a percentage of revenues decreased due to expenditures made in 1998 to prepare for the increase in business that we anticipated in 1999. Thus, the dollar increase was at a lower rate than the growth in revenues. Selling, general and administrative expenses and other operating income (expense), net for 1998 reflects reclassification of sales of granulate to revenues and reclassification of factoring costs and expense to other income and expense to conform to the 1999 presentation.

   Merger and Integration Costs. Merger and integration costs consist of $2.8 million for transaction costs incurred by PalEx, which we agreed to reimburse, and $0.7 million for severance pay and other costs related to our initial public offering of ordinary shares.

   Other Income and Expense. Interest expense increased $0.4 million, or 3.6%, to $12.5 million in 1999 from $12.1 million in 1998. Interest income decreased $1.0 million, or 62.7%, to $0.6 million in 1999 from $1.6 million in 1998. The decrease in interest income was primarily a result of the reduction of receivables from related parties due to the requirements under our credit facilities. Other income and expense for 1998 reflects reclassification of factoring costs and expense from other operating income to conform to the 1999 presentation.

   Foreign currency losses increased $0.9 million, or 480.9%, to $1.1 million in 1999 from $0.2 million in 1998, primarily due to changes in the U.S. dollar and British pound exchange rates.

   Losses from equity investments decreased $1.0 million, or 36.2%, to $1.7 million in 1999 from $2.7 million in 1998.

   As a result of the foregoing, net loss before minority interest increased to $12.8 million in 1999 from $7.6 million in 1998.

 Year Ended December 31, 1998, Compared to Year Ended December 31, 1997

   Revenues. Our total revenues increased $17.7 million, or 14.9%, to $136.2 million in 1998 from $118.5 million in 1997. Revenues for 1997 and 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

   European Perishables Operations. Revenues from the European perishables operations increased $16.4 million, or 15.1%, to $125.1 million in 1998 from $108.7 million in 1997. This increase was primarily attributable to an increase of 20.6% in the number of RTCs used in the round-trip systems for fresh produce, and the number of trips per RTC. This volume increase was offset by a 2.8% decline in average prices that was primarily caused by volume discounting in the United Kingdom and a 1.6% decline related to changes in currency exchange rates relative to the previous period. The increased use was primarily a result of our establishing new retail partners, favorable harvests of citrus fruit, and increased business from existing customers. Revenues for European perishables operations for 1997 and 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

   Non-European Perishables Operations. Revenues from the non-European perishables operations increased $0.8 million to $1.1 million in 1998 from $0.3 million in 1997, as a result of increased volume in Argentina.

   Dry Good Operations. Revenues from the dry good operations increased $0.3 million, or 3.4%, to $9.9 million in 1998 from $9.6 million in 1997, as a result of increased business with MTS's major customer.

   Cost of Sales and Gross Profit. Our total cost of sales increased $6.6 million, or 6.6%, to $106.2 million in 1998 from $99.6 million in 1997, but gross profit as a percentage of revenues increased from 16.0% for 1997 to 22.0% for 1998. These margin gains are primarily a result of the following:

  . increased utilization of our reconditioning depots;

  . the development of more internally operated cleaning facilities, as opposed to contracting with third parties;

  . decreased container breakage costs as a percentage of revenues, primarily as a result of customer education initiatives; and

  . decreased RTC trips between the various handling locations in the RTC movement cycle.

   European Perishables Operations. Cost of sales increased $6.1 million, or 6.6%, to $96.9 million in 1998 from $90.8 million in 1997. The percentage increase in cost of sales was lower than the percentage increase in related revenues for the same period primarily as a result of increasing economies of scale.

   Non-European Perishables Operations. Cost of sales increased $0.5 million, or 227.4%, to $0.7 million in 1998 from $0.2 million in 1997. The percentage increase in cost of sales was lower than the percentage increase in related revenues for the same period due to increasing stabilization of the start-up organization in Argentina and increasing economies of scale.

   Dry Good Operations. Cost of sales was substantially unchanged, both in absolute terms and as a percentage of revenues.

   Selling, General and Administrative Expenses and Other Operating Income (Expenses), Net. Selling, general and administrative expenses and other operating income (expenses), net increased $5.9 million, or 33.9%, to $23.4 million in 1998 from $17.5 million in 1997 and increased as a percentage of revenues to 17.2% in 1998 from 14.8% in 1997. The increase was due to additional staff in electronic data processing, controlling, and logistic management. Selling, general and administrative expenses and other operating income (expense), net for 1997 and 1998 reflects reclassification of sales of granulate to revenues and reclassification of factoring costs and expense to other income and expense to conform to the 1999 presentation.

   Other Income and Expense. Interest expense decreased $2.2 million, or 15.4%, to $12.1 million in 1998 from $14.3 million in 1997. Interest income decreased $2.3 million, or 58.7%, to $1.6 million in 1998 from $3.9 million in 1997. The net reduction in interest costs was primarily a result of less average debt and more favorable interest rates related to IFCO Europe's debt refinancing early in 1998. Other income and expense for 1997 and 1998 reflects reclassification of factoring costs and expense from other operating income to conform to the 1999 presentation.

   Primarily as a result of the foregoing, net loss before minority interest decreased to $7.6 million in 1998 from $11.8 million in 1997.

Liquidity and Capital Resources

   We have historically financed our growth with bank financing, the funds from which have been primarily used to purchase additional RTCs.

 Cash Flows

   Operating activities provided $36.3 million of cash in 1999 compared to $59.9 million in 1998, which represents a decrease of $23.6 million, or 39.4%. During 1998, we increased its factoring of accounts receivable, which led to a one-time positive cash flow of $25.4 million. Accounts receivable, net of factoring volume, increased $4.0 million in 1999 compared to a decrease of $27.6 million in 1998 caused by the one-time factoring proceeds. During the same period, accounts payable, accrued liabilities, and other liabilities increased $15.8 million compared to an increase of $6.9 million in 1998. These increases accompanied the higher sales volume in 1999 as compared to 1998.

   Operating activities provided $59.9 million of cash in 1998 compared to $29.5 million in 1997, which represents an increase of $30.4 million, or 102.9%. The net increase was due to several factors. In 1997, we experienced an increase in accounts receivable of $11.6 million. In 1998, we reduced accounts receivable through increased factoring activities, which led to additional positive cash flow of $2.2 million. In 1997, we decreased inventory by $7.4 million compared to a $1.6 million increase in 1998. We obtained additional liquidity through factoring proceeds of $25.4 million in 1998. Accounts payable increased $2.1 million in 1997 and $10.9 million in 1998 due to higher sales volume in each period. Accounts payable for 1997 related to certain non-cash RTC purchases have been reclassified to conform to the 1999 presentation.

   Cash used in investing activities in 1999 was $36.5 million compared to $38.8 million in 1998, a decrease of $2.3 million, or 5.9%. The majority of cash used in both periods was for the purchase of RTCs and property, plant, and equipment. The purchase of RTCs decreased by $10.4 million to $27.7 million in 1999 from $38.1 million in 1998, mainly because of a lower average price for purchased RTCs due to the product mix. Cash paid for merger costs and new information technology was $5.1 million in 1999.

   Cash used in investing activities in 1998 was $38.8 million compared to $40.3 million in 1997, which represents a decrease of $1.5 million, or 3.8%. The majority of cash used in both years was for the purchase of RTCs and other property, plant, and equipment, which is the principal reason for the decrease in cash used in investing activities. The investment in RTCs in 1998 was less due to the decreased breakage of RTCs that we experienced in 1998. Financial assets and property and equipment were also sold in 1998 and contributed $2.9 million in cash. Certain non-cash RTC purchases for 1997 have been reclassified to conform to the 1999 presentation.

   Cash used in financing activities was $7.8 million in 1999 compared to cash used in financing activities of $6.4 million in 1998. The payments on long-term bank borrowings and capital lease obligations were partially offset by proceeds from the revolving bank borrowings.

   Cash used in financing activities was $6.4 million in 1998 compared to cash provided by financing activities of $5.0 million in 1997. The principal cause for this shift to cash used in financing activities was a significant refinancing of substantially all of our bank debt in 1998, which resulted in proceeds of $91.8 million from long-term bank borrowings and a more significant decrease in short- and medium-term bank borrowings. In 1997, $24.9 million in proceeds were generated by the sale of redeemable convertible preferred stock.

   During 1997, GE Erste acquired a 24% interest in IFCO Europe, which is responsible for the European perishables operations, by purchasing redeemable convertible preferred stock for $24.9 million. The proceeds from this capital contribution were primarily used to fund IFCO Europe's operations. In connection with this initial investment in the European operations in 1997, GE Erste received options to increase this investment to 49% and then up to 100% after specified dates had passed and criteria had been met. GE Erste also received options to purchase up to 100% of IFCO International after specified dates had passed and criteria had been met. In connection with these transactions, GE Erste also received the right to require Schoeller Industries to contribute 100% of its interests in MTS, which is responsible for our dry good operations, to IFCO Europe. As part of the transactions related to the merger, GE Capital and GE Erste contributed all of their interests to us and released all of their rights to purchase shares of the IFCO Companies.

 The Merger and Initial Public Offering

   In March 2000, IFCO completed the merger of PalEx with and into Silver Oak Acquisition Corp., our newly formed, wholly owned subsidiary, which changed its name to "PalEx, Inc." As a result of the merger and related transactions, we own all of the stock of the IFCO Companies and PalEx. In the merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or our ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of our ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

   In connection with the merger, we also completed an initial public offering of 13.0 million ordinary shares in March 2000 and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option. The total net proceeds to us from the IPO, including the exercise of the overallotment option, were $211.4 million. The net proceeds from the IPO were used, along with cash on hand, the net proceeds from of the initial offering of the notes, and borrowings from our new senior credit facility, to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to GE Capital described below, and to fund our purchase of the remaining joint venture interest in IFCO U.S.

   In connection with the merger, Schoeller Industries and Gebruder Schoeller contributed to IFCO Systems, directly or indirectly, the outstanding capital shares of IFCO Europe, MTS, and IFCO International owned by them.

   In addition, we, together with Schoeller Industries, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, and Gebruder Schoeller entered into the Option Release and IPO-Facilitation Agreement with GE Capital and GE Erste, in connection with the merger and the IPO. Pursuant to that agreement, Schoeller Technologies issued a DM45.0 million, or approximately $21.8 million, convertible debenture to GE Erste in exchange for the contribution of the preferential share of IFCO Europe owned by GE Erste. We also paid GE Capital DM43.0 million, or approximately $21.0 million (as of March 8, 2000), out of the net proceeds of the IPO, the initial offering of the notes, and the initial borrowings under the new senior credit facility in consideration of the release of GE Capital's and GE Erste's options and other rights to purchase shares of the IFCO Companies.

 Credit Facilities

   On the closing date of the IPO and the merger, IFCO Systems and PalEx entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000, to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, Texas, NA. PalEx is the borrower, and we and our other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the co-arrangers, and Bank One, Texas, NA is also the administrative agent. The new senior credit facility replaced the former credit facilities of IFCO Europe discussed below and PalEx's senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the initial offering of the notes, and initial borrowings under the new senior credit facility.

   The new senior credit facility provides for borrowings of up to $235.0 million and consists of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.75 million and (2) a revolving credit facility providing for revolving loans to PalEx of up to $126.25 million. The term loan may be borrowed in up to 20 drawings commencing on the closing date of the IPO and the merger and ending on the third anniversary of the closing date. The term loan facility may be used only to finance permitted acquisitions. Permitted acquisitions include any acquisition in which the total consideration we pay does not exceed $25.0 million. The aggregate amount of consideration we or our subsidiaries pay in connection with permitted acquisitions during any consecutive 12-month period may not exceed $90.0 million.

   PalEx is able to draw on the revolving credit facility from the closing date of the IPO and the merger through the third anniversary of the closing date. The revolving credit facility matures on the sixth anniversary of the closing date. The revolving credit facility may be utilized to make capital expenditures and to finance the working capital needs of us and our subsidiaries in the ordinary course of business and to pay fees and expenses related to the transactions. The borrowing base under the revolving credit facility is based on a percentage of our eligible accounts receivable, eligible inventory, and eligible RTCs. Eligible inventory includes RTCs and pallets that we and our subsidiaries own for lease to third parties, and eligible RTCs are those owned by IFCO U.S.

   The outstanding amounts under the term loan and the revolving credit facility, as well as the swingline facility described below, bear interest at interest rates determined based upon our consolidated total leverage ratio, which is defined in the new senior credit facility, and changes quarterly commencing with September 30, 2000. The rates range from a high of 300 basis points over LIBOR and 200 basis points over prime rate, if our consolidated total leverage ratio is greater than 3.25, to a low of 200 basis points over LIBOR and 100 basis points over prime rate, if our consolidated total leverage ratio is less than 1.75. The new senior credit facility establishes a 25 basis point increase if the consolidated total leverage ratio is 1.75 to less than
2.25 and a similar increase for each .50 increase in the consolidated total leverage ratio. Generally we may elect one-, two-, three- and six-month LIBOR.

   The outstanding amounts under the term loan and the revolving credit facility are repayable in 12 consecutive quarterly installments commencing 39 months after the closing date in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

   PalEx has available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an aggregate amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduces availability under the revolving facility on a dollar-for-dollar basis. PalEx may obtain letters of credit, in an amount not in excess of $25.0 million of the revolving facility, issued by Canadian Imperial Bank of Commerce and Bank One, NA. Drawings under any letter of credit will be reimbursed by PalEx on the same business day.

   PalEx's obligations under the new senior credit facility are guaranteed by us and each of our existing and future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. The new senior credit facility and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the cost of obtaining the security interest are excessive in relation to the value of the security.

   The new senior credit facility contains a number of covenants that, among other things, limit our and our subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, the new senior credit facility requires that we and our subsidiaries comply with specified ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio, and a minimum EBITDA requirement.

   The new senior credit facility contains customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

   On March 8, 2000, we issued (Euro)200.0 million principal amount of the Series A notes, which translates to approximately $189.7 million, in a private placement. The total net proceeds to the Company from the issuance of the notes were $184.7 million.

   In 1998, IFCO Europe negotiated a new financing arrangement with a lending syndicate for a total of DM181.0 million, or $87.8 million The amount of credit available under the financing arrangement was reduced in 1999 to DM160.5 million, or $77.8 million. The credit facility consisted of DM125.5 million, or $60.9 million, available under a Senior Facility Agreement and DM35.0 million, or $17.0 million, available under a Senior Subordinated Facility Agreement.

   The Senior Facility Agreement consisted of a DM64.0 million, or $31.0 million, fixed term loan and two revolving credit facilities totaling DM61.5 million, or $29.8 million. All borrowings under the Senior Facility Agreement, DM100.5 or $51.5 million of which was outstanding as of December 31, 1999, contained principal reduction provisions, matured in 2004, and accrued interest at EURIBOR plus 1.75%, or 5.31% as of December 31, 1999. The amount available for future borrowings under the Senior Facility Agreement as of December 31, 1999, was DM 25.0 million or $12.8 million.

   Outstanding borrowings under the Senior Subordinated Agreement, which totalled DM35.0 million, or $18.0 million, as of December 31, 1999, accrued interest at a rate of EURIBOR plus 2.75%, or 6.31% as of

December 31, 1999. The Senior Subordinated Agreement did not have scheduled principal reductions until a balloon payment in 2005.

   As of December 31, 1999, IFCO Europe would not have been in compliance with certain financial covenants in the Senior Facility Agreement and the Senior Subordinated Agreement. IFCO Europe did not obtain waivers for these violations, since these credit facilities were repaid in full in March 2000 upon completion of the IPO and related transactions.

   The new senior credit facility permits, and the Senior Facility Agreement and Senior Subordinated Agreement previously permitted, specified levels of receivable factoring. During 1994, IFCO Europe had entered into a factoring agreement under which IFCO Europe could offer all of its trade receivables to a factoring agent. Under the factoring agreement, the sales price is the nominal value of the receivable less a factoring fee of 0.6% of the nominal value of the factored receivables. The factoring agent has the right to collect the receivables and bears the collection risk. The factoring agent is required to remit 75% of the factored receivables to IFCO Europe. The remainder, less the factoring charge, is held in an escrow account and is remitted to IFCO Europe following collection. The interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus 1.25%, or 4.59% as of December 31,1999. IFCO Europe factored 50% of its revenues and incurred factoring and interest charges under this agreement of $4.0 million in 1998. During 1999, IFCO Europe factored 48% of its revenues and incurred factoring and interest charges of $4.3 million.

   At December 31, 1999, we had entered into several capital lease agreements resulting in total capital lease obligations of $34.5 million.

   To reduce its variable rate interest risk, IFCO Europe entered into an interest rate cap agreement. As of December 31, 1999, this interest rate cap covered DM101.4 million or $52.0 million of its outstanding debt and limited interest rates applicable to those borrowings to 6.75% for $41.2 million of borrowings under the Senior Facility Agreement and to 7.75% for $10.8 million of borrowings under the Senior Subordinated Agreement. The costs of this agreement are included in interest expense rateably over the term of the agreement.

 Capital Expenditures

   Our aggregate capital expenditures were $30.8 million for 1999, $40.2 million for 1998, and $39.6 million for 1997. These capital expenditures were principally for the purchase of RTCs. We anticipate that a planned expansion of the European perishables RTC pool will require investments of $50.3 million in 2000 and $55.7 million in 2001. For the planned expansion of the non-European perishables RTC pool, we project capital expenditures of $26.3 million in 2000 and $37.1 million in 2001. We currently anticipate capital expenditures for additional and replacement pallet and drum manufacturing equipment and pallet pool expenditures of $27.0 million during 2000 and $24.2 million during 2001.

 Future Liquidity Needs

   We believe we will be able to finance operations and scheduled debt repayments from operating cash flow and additional borrowings under the new senior credit facility for the foreseeable future. The planned capital expenditures will be financed by the new senior credit facility. Our ability to make scheduled payments of principal or interest on, or to refinance, our debt, or to fund planned capital expenditures, will depend on our future performance. Our ability to do so is subject to general economic, financial, competitive, legislative, regulatory, and international and U.S. and European domestic political factors and other factors that are beyond our control. We may not generate sufficient cash flow from operations, anticipated revenue growth and operating improvements may not be realized or future capital may not be available in an amount sufficient, or on acceptable terms, to enable it to service its debt or to fund its other liquidity needs.

   We intend to pursue additional acquisitions. We are, from time to time, engaged in ongoing discussions with respect to selected acquisitions and other strategic opportunities, and expect to continue to assess these and other opportunities. The timing, size, or success of any acquisitions or other strategic opportunities and the resulting additional capital commitments are unpredictable. We expect to fund future acquisitions primarily through a combination of issuances of additional equity, working capital, cash flow from operations, and borrowings under the new senior credit facility. We may also require additional financing. To the extent new sources of financing are necessary to fund future acquisitions, we cannot assure you that we can secure the additional financing if and when it is needed or on terms deemed acceptable to us.

Impact of Inflation

   The results of our operations for the periods discussed have not been materially affected by inflation.

Seasonality

   Our RTC revenues vary depending on the fruit and vegetable harvesting season in different countries. Historically, a higher portion of its sales and operating income has been recognized in the fourth quarter than in the first quarter, which has historically been its weakest quarter. Revenues in Germany and France, for example, are highest in summer and fall, whereas revenues in Southern Europe reach a peak late in fall and throughout winter. Seasonality also has an influence on pricing, as transportation costs incurred during the winter to transport IFCO's RTCs from warmer countries in Southern Europe are higher than the costs to transport the RTCs from closer locations in Central Europe. IFCO accordingly charges customers in these Southern European countries higher usage fees.

   The pallet manufacturing, recycling, and crating business in North America is subject to seasonal variations in operations and demand. The third quarter is traditionally the quarter with the lowest demand for this business. We have a significant number of agricultural customers for this business and typically experiences the greatest demand for new pallets from these customers during the citrus and produce harvesting seasons, generally October through May. Yearly results can fluctuate significantly in this region depending on the size of the citrus and produce harvests, which, in turn, largely depend on the occurrence and severity of freezing weather and changes in rainfall. Adverse weather conditions may also affect our North American locations serving predominantly manufacturing and industrial customers experience less seasonality. Our drum reconditioning segment is seasonally impacted in the Southeastern and Western United States by the agricultural industries. Reconditioned drum sales are strongest during a period generally beginning in April and extending through September, with preseason production for this period running from January through March.

Related Party Supplier

   In 1997, a subsidiary of IFCO Europe entered into a ten-year supply agreement with Schoeller Plast Industries GmbH, a 100%-owned subsidiary of Schoeller Industries, to provide the IFCO Companies with substantially all of their new RTCs. The supply agreement was later assigned to Schoeller Plast AG, an indirect 80%-owned subsidiary of Schoeller Plast Industries GmbH. Changes in pricing may occur when Schoeller Plast AG's production costs vary by more that 15%. Under the terms of the supply agreement, we receive a fixed price per kilogram for broken containers, which are taken back by Schoeller Plast AG.

Foreign Currency Translation Effects

   Our functional currency is the Deutsch mark. We have elected the U.S. dollar as our reporting currency and consequently, assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the Deutsch mark. For the translation of our financial statements into U.S. dollars, the exchange rate at the respective balance sheet date is used for assets and liabilities and a weighted average exchange rate for the period for revenues, expenses, gains, and losses. The following exchange rates for the translation of the Deutsch mark into U.S. dollars were used:

                                             Weighted          Rate at the
                   Period                 average rate(1) balance sheet date(2)
                   ------                 --------------- ---------------------
   Year ended December 31, 1997..........     0.5757             0.5580
   Year ended December 31, 1998..........     0.5685             0.6140
   Three months ended March 31, 1999.....     0.5644             0.5491
   Year ended December 31, 1999..........     0.5454             0.5125
   Three months ended March 31, 2000.....     0.4929             0.4874

--------
(1) The average of the buying rates for the Deutsch mark, expressed as U.S. dollars per DM1.00, on the last business day of each full month during the indicated period.

(2) The buying rate, expressed as U.S. dollars per DM1.00, as of the indicated balance sheet date.

   In "Liquidity and Capital Resources" the balance sheet date rates above are used to translate Deutsch-mark-denominated amounts into approximate U.S. dollar amounts. Otherwise in this report, approximate dollar amounts are provided for euro-denominated amounts based on the Federal Reserve Bank of New York noon buying rate on the date indicated or on July 7, 2000, (Euro)1.00 = $0.9484, if no date is indicated. Approximate dollar amounts are provided for Deutsch-mark-denominated amounts based on this euro rate and the fixed conversion rate of (Euro)1.00 = DM1.95583, resulting in a rate of DM1 = $0.4849. The exchange rates as of March 8, 2000, the closing date for the merger and the IPO, were (Euro)1.00 = $0.9576 and DM1 = $0.4896.

Euro Currency

   On January 1, 1999, conversion rates of the national currencies of eleven European Union members, including Germany, were fixed against a common currency, called the euro. Each participating country's currency is legal tender during a transition period from January 1, 1999, until January 1, 2002, after which only the euro will be used. We have assessed their internally developed and purchased information technology applications to determine the changes needed to process euro-denominated transactions. As a result, our systems have been changed or will be changed to process euro-denominated transactions. Additional costs associated with the transition period are expected to be minimal and are not expected to have a material adverse effect on our financial results. In the future, we will use the euro as its functional currency in connection with its new information technology systems.

Quantitative and Qualitative Disclosures About Market Risks

   We are exposed to two broad classes of risk: interest rate risk and currency exchange rate fluctuations.

   Our exposure to interest rate risk relates primarily to its variable rate debt. At December 31, 1999, the carrying value of our total variable rate debt was $69.6 million. To help to reduce variable rate interest risk, we have entered into an interest rate cap agreement, which as of December 31, 1999, covered $52.0 million of the outstanding debt and limits interest rates related to these borrowings to 6.75% for $41.2 million of borrowings under the Senior Facilities Agreement and to 7.75% for $10.8 million of borrowings under the Senior Subordinated Agreement. The following table shows interest sensitivities of hypothetical changes in interest rates on the debt as of December 31, 1999, net of any interest rate differential received on the cap:

Change in interest rate in
 percentage points from
 December 31, 1999, borrowing
 level..........................      -3%    -1%   +1%     +3%     +5%     +1%
Increase (decrease) in net
 interest expense (in
 thousands)..................... $(2,217) $(739) $739  $1,354  $1,726  $2,656

   We are exposed to a degree of currency risk by virtue of conducting a portion of its business in currencies other than the Deutsch mark. Our currency risk arises from foreign currency receivables as well as from firm commitments to purchase services and supplies in the future in currencies other than the Deutsch mark. Foreign currency transaction gains and losses have not been material to the results of operations during the past three years. Currently, our policy is not to use derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The introduction of the euro should further reduce our exposure to exchange rate fluctuations from its European operations.

Year 2000

   We are unaware of any material impact resulting from or that could result from the year 2000 issue.

                               INDUSTRY OVERVIEW

Round-trip Systems

   Traditionally, corrugated cardboard, wood, and steel containers have been used for the packaging and handling of products. Growers and manufacturers have purchased or constructed containers for one-time shipment of their products. Recipients of containers have then removed the products from the containers for display, sale, or further distribution. Generally, the recipients have then had to dispose or arrange for disposal of the containers.

   We believe that the traditional packaging and material handling industry is now evolving into round-trip systems in order to make the flow of goods more efficient. The development of round-trip systems has been driven by retailer and customer preferences, cost-savings, and environmental sensitivity. Round-trip systems bring the historically separate segments of packaging and material handling into an integrated system by combining:

  .  logistics management;
  . standardized round-trip containers, pallets, industrial containers, and other material handling products;
  . reconditioning and recycling services to reduce the amount of packaging for transport; and
  .  information management for the flow of products.

Round-trip Containers

   The traditional one-way cardboard or wood containers have been the primary means of transporting grocery and dry goods products, including fresh fruits and vegetables. Prior to 1992, there were few alternatives for retailers in the produce industry to ship their products. Fruits and vegetables transported to grocery retailers in corrugated cardboard boxes have been damaged frequently because of collapsed or wet boxes.

   Round-trip containers, or RTCs, are reusable plastic or metal crates or trays, which are an alternative to a one-trip outer packaging case, including corrugated boxes. RTCs were initially developed to transport fruits and vegetables, but have been expanded to other product categories and sectors. They are typically used within exchange pools or closed loop round-trip systems. Exchange pools are cooperatives for the sharing and exchange of RTCs from company to company. In a closed-loop round-trip system, RTCs are provided by a company to growers or manufacturers, filled and transported to retailers, returned to the provider when empty for inspection and cleaning, repair, or recycling when necessary, and are then reused in the flow of goods.

   There are two basic categories of RTCs: collapsible and non-collapsible. They are usually based on ISO standard dimensions, including 600 mm x 400 mm or 400 mm x 300 mm, in varying heights, and are compatible with standard-sized pallets. Containers full of products are stacked at various heights. Collapsible containers have become popular with many retailers for fresh produce because when folded flat they require less storage space.

   Based on industry information, the estimated number of corrugated containers manufactured in Europe is approximately 15 billion each year, with approximately 10% used for perishables and approximately 30% used for dry goods. In the United States, the estimated number of containers is approximately 20 billion each year, with approximately 8% used for perishables and 30% used for dry goods. In Europe, approximately 20% of perishables are now being shipped in RTCs. In the United States, the use of RTCs is just beginning, with an estimated 15 million RTCs now in use for transporting perishables.

   The market for RTCs presents the possibility for significant growth because of cost savings and more efficient distribution through:

  .  multiple reuse;
  .  improved load utilization and container handling;
  .  reduced product handling, reduced product damage, and longer shelf life;

  .  more efficient temperature regulation;
  .  easier in-store display; and
  .  reduction of the amount of packaging for transport.

Pallets

   A pallet is a platform, usually made of wood, that is used for storing and shipping goods. Pallets are used in virtually all U.S. industries where products are physically distributed, including the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retail, and steel and metals industries. Pallets come in a wide range of shapes and sizes. Although most pallets are made of wood, they may also be made of steel, plastic, cardboard, molded wood fiber, and other materials to satisfy smaller niche markets. The wooden pallet has traditionally been the basis for the design of storage racks, warehouse storage areas, forklifts, docks, and containers used for shipping goods.

   We believe that there are over 1,000 different sizes and specifications of pallets used in North America. The grocery industry, which utilizes approximately one-third of all new pallets produced, uses a standard size 48 inch x 40 inch pallet, although many other styles and specifications are also manufactured for use in that industry. Other industries use pallets having specifications that are appropriate for their particular needs. Based on information supplied by industry sources, we believe that over 90% of the pallets used were of the traditional wooden type, fabricated from lumber and metal fasteners.

   Based on information supplied by industry sources, we estimate that the U.S. pallet industry generated revenues of approximately $5.6 billion in 1997 and is served by approximately 3,600 companies. We believe, based on our own experience in the industry, that most of these companies are small, privately held entities operating in only one location and serving customers within a limited geographic radius. Historically, the industry has been composed of companies that manufacture new pallets and companies that repair and recycle pallets. We estimate, based on industry sources, that during 1998 approximately 400 million new wooden pallets were produced and approximately 175 million wooden pallets were repaired or recycled. We also estimate there were approximately 1.9 billion pallets in circulation in the United States in 1998. Increasingly, pallet companies are considering the creation of pallet pools for leasing to customers and management of their pallet needs.

   The pallet industry has experienced significant changes and growth during the past several years. These changes are due, among other factors, to the focus by FORTUNE 1000 businesses on improving the logistical efficiency of their manufacturing and distribution systems. This focus has caused many of these businesses to attempt to reduce significantly the number of vendors serving them in order to simplify their procurement and product distribution processes. It also has prompted large manufacturers and distributors to outsource key elements of processes that are not within their core operations and to develop just-in-time procurement, manufacturing, and distribution systems. With the adoption of these systems, expedited product movement has become increasingly important and the demand for a high quality source of pallets has increased. Freight on pallets assists movement through the supply chain, reducing costly loading and unloading delays at distribution centers and warehouse facilities. However, the use of low-quality or improperly sized pallets may increase the level of product damage during shipping or storage.

   These broad changes affecting U.S. industry have created significant demand for higher quality pallets distributed through an efficient, more sophisticated system. Environmental and cost concerns have also accelerated the trend toward increased reuse or recycling of previously used pallets, further increasing the importance of higher quality new pallets, which can be reused more often and are easier to recycle than lower quality pallets.

Industrial Containers or Steel Drums

   There are two basic types of steel drums--open top and closed top. Open top drums are containers with a removable top that is fastened to the drum by a locking ring. These drums are reconditioned in a thermal process that uses high temperature furnaces. Open top drums are generally used for agricultural purposes and for viscous materials, including paints, coatings, greases, and adhesives. Closed top drums are those in which the top is an integral part of the drum's construction. Closed top drums are typically used for solvents, resins, and most petroleum products. These drums are reconditioned using a chemical washing process.

   Companies that use steel drums can choose between new and reconditioned steel drums. Reconditioned steel drums are previously used drums that are cleaned, repaired, and refurbished and are a cost effective alternative to new drums. Steel drums can typically be reconditioned and reused six to eight times and can then be scrapped and recycled. Similar to many other recycling industries, drum reconditioners return a useful product to the marketplace and solve a major disposal problem that would otherwise severely burden industry and municipalities.

   According to the Reusable Industrial Packaging Association, there are approximately 120 steel drum recyclers and reconditioners in North America. Based on 1996 market information from this industry association, we estimate that steel drum recyclers and reconditioners process an estimated 40 million drums each year, which represents approximately $500 million in revenues annually based on estimated reconditioning revenue per container. Fifty-five gallon steel drums are part of the non-bulk industrial packaging industry and are found in virtually every industrial facility. These drums are used to transport and store products primarily for the petroleum, chemical, coatings, agricultural, and food processing industries.

   Steel drum reconditioners in the United States tend to be regionally located in industrialized and agricultural areas. These companies are regionally located because of the freight costs of shipping empty drums long distances.

   Steel drums have traditionally been owned by the customers. Recently, companies have begun offering integrated drum management services to manage customers' drum usage.

                                    BUSINESS

General

   We are a leading international provider of round-trip systems, serving over 9,000 customers in 17 countries. We believe we:

  . own and manage the largest pool of round-trip containers, or RTCs, in Europe based on 1997 market information;

  . own and manage a rental pool of over 1.5 million pallets in Canada, making us the second largest pallet rental pool owner and manager in North America;

  . are the largest provider of new and recycled pallets in North America based on our pallet industry experience and industry information; and

  . are the largest provider of industrial container reconditioning services in North America based on our 1998 volume and our estimate of the total number of industrial containers reconditioned in the United States each year using information obtained from the Reusable Industrial Packaging Association.

   Round-trip means that a container is used for the flow of products through one whole distribution cycle and then is used multiple times. We provide RTCs and related services to growers or manufacturers in order to distribute goods to retailers. Retailers benefit from improved product handling and automation capabilities, in-store display in RTCs, improved space efficiency, and reduction of the amount of packaging for transport. We contract third parties to collect empty RTCs from retailers for inspection and reconditioning by us. The RTCs are then reintroduced into the round-trip system for reuse on a just-in-time basis. Our RTCs, which are based on patented technology, are made of plastic and are collapsible. The RTCs are available in many different standardized sizes and structures depending on the goods to be moved. They are designed to be stacked interchangeably regardless of size. Currently, we have approximately 63.5 million IFCO RTCs in circulation. Our European pool now serves over 4,000 growers supplying produce to approximately 15,000 supermarket outlets throughout Western Europe. Currently, approximately 75 retailer groups use our round-trip systems.

   We also manufacture, sell, lease, and recycle wooden pallets in a variety of shapes and sizes for the movement of various types of goods. We currently conduct our pallet operations from 60 facilities throughout the United States and Canada. We also recondition industrial container products, which include steel closed top drums, steel drums with fully removable heads, plastic drums, and industrial bulk containers, from 12 facilities in the United States.

   On a pro forma basis, our revenues for the year ended December 31, 1999, were approximately $547.4 million and our EBITDA was approximately $84.7 million.

Company Strengths

   We believe that we have the following strengths:

  . Leading Provider of Round-trip Systems. We are a leading provider of round-trip systems for the transport of fruits and vegetables in Europe. In addition, we have a rental pool of over 1.5 million pallets in Canada and are positioned to expand our pallet pooling services into the United States.

  . Systems Approach to Product Flow. We provide customers and retailers with comprehensive systems to effectively manage the flow of products throughout the distribution process. We offer solutions to our customers tailored to their product categories or sectors. These solutions are expected to reduce costs, maintain product quality and freshness, and increase the efficiency of the flow of goods. We have an existing North American network of approximately 80 distribution and maintenance facilities and additional round-trip products--pallets and industrial containers. By offering RTCs, pallets, and industrial containers and services from the same sites in our extensive regional networks, we have the ability to manage complete shipping platform systems for customers and retailers, which include production, distribution, display, collection of RTCs from retailers' back docks after use, and cleaning and reuse.

  . Innovative Patented Technology and Economic Efficiencies. Our patented technology allows us to provide user-friendly, stackable, and collapsible RTCs. Our plastic RTCs are competitive with other plastic container alternatives. Most IFCO RTCs are manufactured in a one-piece injection process, which reduces manufacturing costs. IFCO RTCs are also stackable with other RTCs and cardboard boxes. While some competitors offer RTCs that are collapsible, based on a comparison with our principal competitor, we believe none are as fully and easily collapsible as the IFCO RTCs. In addition, our RTCs offer a significant economic advantage to retailers and growers and manufacturers over corrugated and wood boxes for the following reasons:

    . Multiple reuse--the containers are reusable, reducing the amount of waste and disposal costs;

    . Time savings--the time spent handling goods is reduced, both in terms of product handling during distribution and direct placement on the retail floor;

    . Handling efficiency and space savings--the patented containers are easier to handle for product loading and transport. After removal of the product, RTCs are collapsible to the same height, minimizing the amount of space a user needs to devote to handling and storing containers;

    . Reduction of product spoilage and waste--RTCs reduce spoilage and waste, and promote longer shelf life, because RTCs are not subject to water damage and there is less breakage and crushing during distribution and display as compared to less durable corrugated boxes;

    . Energy efficiency--for produce, the open design of the RTCs allows more efficient cooling through air circulation and better temperature control; and

    . Easier in-store display--products may be displayed in the RTCs without any additional handling.

  . Well-established Partnerships with Retailers and Growers. We have established and will continue developing relationships with many retailers and growers. Retailers using our products or services include, for example, Metro in Germany, Migros in Switzerland, and Waitrose in the United Kingdom. In many cases, retailers in Europe have begun to require growers to use our RTCs. We have recently established relationships with Wal-Mart and H.E. Butt in the United States, among others, and intend to expand our market share in the United States.

  . Geographic Diversity. We have geographically diverse operations with approximately 60 locations in Europe, 11 locations in Japan, six locations in Argentina, and approximately 80 locations in North America. Our decentralized facilities provide us with a competitive advantage and allow us to meet retailers' needs in these regions. We believe we are positioned to take advantage of transcontinental transport opportunities for the movement of produce and other perishables from producing regions to consuming regions.

  . Experienced Management Team and Strong Strategic Relationships. Our management team has extensive experience in the transportation, logistics, and packaging industries in transportation and logistics operations, acquisitions, and knowledge of the U.S. market. Our management group understands and has experience integrating acquired businesses into a common infrastructure. We also enter both major markets--Europe and North America--with established local management personnel for day-to-day operations and expansion. In addition, GE Capital has a continuing relationship with us because of the right of its subsidiary to become a direct or indirect holder of our ordinary shares. We intend to use this continuing relationship to avail ourselves of GE Capital's extensive experience and other relationships.

Business Strategy

   Our objective is to be the preeminent international provider of round-trip systems through the implementation of the following strategy:

  . Expand in the United States. We believe the combination of (1) our comprehensive round-trip systems and high quality RTCs and (2) our relationships with producers and retailers, knowledge of shipping platform and container management services, and experience with North American distribution channels will offer us a significant opportunity to expand our round-trip systems business in the United States. In Europe, the IFCO round-trip systems have become several large-scale retailers' preferred alternative to conventional packaging and are continuing to grow in popularity. We believe a similar evolution will occur in the United States based upon comparable opportunities and receptiveness among growers and retailers. Since we will benefit from the existing pallet and industrial container network of approximately 70 supply and maintenance depots, this strategy is expected to reduce expenditures on network infrastructure in the United States. These expenditures are a significant part of start-up costs in the United States.

  . Cross Sell Among Businesses in the United States. Additional benefits of expanding the IFCO round-trip systems in the United States are the operating efficiencies and transportation savings as a result of increased volume at common depot facilities. We believe that we will be able to offer round-trip systems to U.S. pallet and industrial container customers and retailers, pallet and industrial container services to U.S. RTC customers and retailers, and comprehensive shipping platform and management of backdock services to both. Backdock services include the initial product receiving and container or pallet disposition operations on a retailer's back dock.

  . Further Development of Markets. We intend to continue our expansion into other geographic and product markets with both existing and new products and services.

    . Dry Goods--We intend to continue expanding our round-trip systems to the dry goods market. The dry goods market is significantly larger than the produce market in both Europe and the United States and remains largely unpenetrated by RTCs. We believe the many advantages of RTCs will enable us to attract dry goods manufacturers and retailers and provide us with additional market share in geographic markets where we are already a leading provider of RTCs for produce and other perishables.

    . Worldwide--In the future, we intend to continue expanding our round-trip systems to other geographic markets with an initial emphasis on accelerating the growth of our developing operations in Japan and South America.

  . Further Logistics Systems Opportunities. Retailers, distributors, and producers are focusing increasingly on cost-effective means of transporting and effectively tracking their goods. We intend to capitalize upon this trend by increasing and improving our array of logistics services. We plan to continue development of a number of services that are intended to grow our business profitably and ensure our position as a leading provider of round-trip systems. One example is the development of technology beyond traditional barcode scanners that will allow our customers to record and transmit electronically significantly more data about the location and movement of RTCs and the products being transported in the RTCs.

  . Continue to Pursue Strategic Acquisitions and Alliances Worldwide. We believe that the fragmented nature of our industries provides opportunities for both internal growth and growth through strategic acquisitions. We intend to pursue both strategic acquisitions and those that enable us to expand in selected geographic areas. In the last two years, we have successfully completed and integrated 24 acquisitions. In addition, we will consider joint ventures that would give us access to new products, markets, or technologies.

History

 The IFCO Companies

   The IFCO Companies began the world's first round-trip systems business. The business was initially founded in 1992 as IFCO International Fruit Container Organization GmbH, an affiliate of Schoeller Industries, which later changed its name to IFCO International Food Container Organization GmbH. Today, IFCO GmbH is the operating company for IFCO Europe.

   Since 1992, the IFCO Companies have developed European-wide round-trip systems for fresh fruit and vegetables. The IFCO Companies hold several international patent rights on its RTCs.

   Schoeller Industries is a family-owned business with its origins in the paper, sugar, wood, and textile industries dating back to the eighteenth century. In 1958, Alexander Schoeller invented, developed, and launched the first plastic beverage crates for use in the German beverage market, and plastic moldings are still one of the Schoeller group's core businesses. In 1982, Alexander's sons, Christoph and Martin Schoeller, joined the group and, in 1992, were responsible for the design of the collapsible RTCs and the launch of the IFCO Companies.

   In 1994, IFCO International entered into a joint venture with Mitsubishi in Japan, the IFCO Companies' first market entry outside of Europe. In 1996, IFCO International also entered into a U.S. joint venture. In 1997, GE Capital became an investor in IFCO Europe. In 1998, IFCO Europe was named one of Europe's Top 500 Growth Companies by the Association of Dynamic Entrepreneurs in Brussels, Belgium.

 PalEx

   PalEx was formed in January 1996 to create a national provider of pallets and related services. Concurrently with the closing of its initial public offering in March 1997, PalEx acquired three businesses engaged in pallet manufacturing and recycling. Since that time, PalEx acquired 16 additional pallet companies, making it the largest producer of new pallets and the largest pallet recycler in the United States. In the United States, PalEx provides a broad variety of pallet products and related services, including the manufacture and distribution of new pallets, the recycling of pallets, including used pallet retrieval, repair, remanufacture, and secondary marketing, and the processing and marketing of various wood-based by-products derived from pallet recycling operations. In Canada, PalEx conducts pallet rental and repair operations and pallet pooling management services through SMG Corporation, a Canadian subsidiary. PalEx currently conducts its pallet operations from approximately 60 facilities in 18 states in the United States and seven Canadian provinces.

   In separate transactions in February 1998, PalEx acquired four leading steel drum reconditioning companies, which formed the base for expanding its operations into the industrial container management industry. As a result of these acquisitions and three subsequent acquisitions, PalEx is now the largest reconditioner of industrial containers in North America. PalEx's container group is also engaged in drum and intermediate bulk container leasing operations. Its container group operates from approximately 10 facilities in ten states in the United States.

Systems and Services

 Round-trip Containers

   The IFCO round-trip systems provide a complete system for product flow that minimizes waste and improves customer satisfaction and retailer profitability. The IFCO round-trip systems include delivery of RTCs to producers when needed, collection of empty containers from retailers, cleaning of containers, and quality control. The producers are invoiced for the RTCs on a per use or a time basis. After cleaning and any necessary repair, the RTCs are reintroduced into the product distribution cycle.

   Since we started the RTC pool in Europe in 1992, we believe we have become the leading supplier of RTCs in Europe. Currently, there are approximately 63.5 million IFCO RTCs in circulation. Our European RTC pool now serves over 4,000 growers supplying produce to approximately 15,000 supermarket outlets throughout Western Europe.

   Producers and retailers enjoy several advantages with the IFCO round-trip systems compared to the use of traditional, disposable packaging, including lower costs, better product protection, increased handling efficiency, more efficient space utilization during transport, and less waste and environmental impact. We are able to maximize these benefits as a result of experience with container pooling and transport and our network of container depots, which is extensive in Europe and growing in other regions.

   The IFCO round-trip system is illustrated as follows:

                                    [GRAPH]

   This system includes the following steps:

  .  producer faxes order for IFCO RTCs to an IFCO container depot;
  .  RTCs are delivered from the IFCO container depot to producer;
  . producer receives an invoice for round-trip services, which include the one-time use of RTCs on either a trip or time basis;
  .  producer also receives an invoice for a deposit for RTCs;
  . computer tracking system generally monitors the flow of RTCs, but does not currently track the location of each individual RTC, except for RTCs used in dry goods distribution;
  . producer packs RTCs and ships them to retailer's distribution center or retail outlet, depending on retailer;
  .  producer bills the deposit for the RTCs to retailer;
  . retailer displays the products in the RTCs or removes the products for display;

  . we contract third parties to collect empty, collapsed RTCs from retailer's distribution center or retail outlet, depending on retailer, for return to an IFCO container depot;
  . once RTCs are recollected, we return deposit to the retailer; and . we inspect and clean, repair, or recycle, as necessary, empty RTCs at the IFCO container depot to make them ready for their next delivery to a producer.

   The IFCO round-trip systems cover all of the steps in the flow of the goods from delivery to return to depot, including:

  .  delivery to customer or first user;
  .  collection of empty containers from retailer;
  .  quality control;
  . hygienic cleaning conforming to applicable health and safety guidelines; . storage and delivery to the next customer; and . optional tracking system.

   Generally, we invoice customers on a per trip basis in Europe, Japan, and the United States and on a time basis in Argentina.

   IFCO RTCs are extremely versatile. All IFCO RTCs are made of 100% recyclable materials. They are light, yet strong enough to withstand the stresses of long distance travel and handling and significantly reduce produce damage and loss. They are compatible with automated packaging systems and provide an attractive product presentation at the point of sale. The RTCs fold on average to one-fourth of their original volume, dramatically reducing transport and storage costs for empty RTCs.

   Because the IFCO RTCs are made of durable plastic, the products packed in RTCs have better protection for handling during transport and bad weather conditions. The RTCs are better able to bear the stress of large loads as compared to corrugated containers. This is especially true with produce and other perishables, which have an increased chance of arriving at the point of sale in prime condition. Produce is then ready for display with minimum handling. Retailers have the option of using the RTCs for display purposes.

   The IFCO RTCs move back and forth among countries based on where crops are being harvested and the countries to which crops will be exported. For example, if Spain were at peak harvest, RTCs from depots outside Spain would be shipped directly to customers in Spain. In our European container pool, most packed RTCs end up back in Germany, since Germany imports much more produce than it grows domestically while other European countries tend to be net exporters. The RTCs are generally used between three and 12 times per year, depending on the type of RTC.

   We initially developed RTCs for use with fresh produce. We subsequently developed RTC applications for other perishables like fish, eggs, and bakery products. Other current applications for IFCO RTCs include transport and display of food dry goods, bulk transport, postal shipments, transport of products for department stores, and shipment protection for appliances. IFCO RTCs include different sizes of containers in ISO standard dimensions, including 600 mm x 400 mm and 400 mm x 300 mm. These different sizes are stackable interchangeably whether erected or collapsed.

   For a breakdown of our revenues for the year ended December 31, 1999, by segments and geographical markets, see Note 11 to our combined and consolidated financial statements.

 Pallets

   We offer new pallet manufacturing and pallet rental, repair, remanufacture, and recycling services. We believe that rental pool, repair, remanufacture, and recycling services present the greatest opportunity for future growth.

   New Pallet Manufacturing. The manufacturing process at our new pallet facilities is generally the most capital intensive part of the pallet business, with the majority of assembly and construction being automated. New pallets are manufactured from an assortment of wood products, varying in type and quality, with construction specifications being determined by the pallet's end use. We believe approximately 70% of the wood used in new pallets manufactured in North America consists of hardwoods, including oak, poplar, alder, and gum, with the balance consisting of pine or other softwoods.

   We use sawing equipment that cuts large wood sections to specification. The cut wood is then transported to assembly points where employees load the side boards and deck boards into nailing machines that nail the pallets together. After construction is completed, pallets are transported to a stacker for shipment or storage. More customized or smaller orders may be manufactured by hand on assembly tables by two laborers using pneumatic nailers. We typically manufacture pallets upon receipt of customer orders and generally do not maintain a significant inventory of completed pallets.

   New pallet manufacturing represented the following approximate percentages of revenues for the historical and pro forma periods indicated:

                                                              IFCO Systems Pro
              PalEx Historical                                 Forma Combined
                 Year Ended                                      Year Ended
              December 26, 1999                               December 31, 1999
              -----------------                               -----------------
                     54%                                             38%

Fiscal 1999 included, for the full period, revenues from a crate manufacturing business acquired in August 1998.

   Pallet Pooling and Reconditioning. Many new pallets are discarded by pallet users after one trip. However, pallets can be recovered, repaired, if necessary, and reused. Pallet repair and recycling operations begin with the retrieval or purchase of used pallets from a variety of sources. The condition and size of these pallets vary greatly. Once obtained, the pallets are sorted by size and condition. A portion of the pallets may require no repair and can be resold or returned immediately. Repairable pallets have their damaged boards replaced with salvaged boards or boards from new stock inventoried at the repair facility. Pallets that cannot be repaired are dismantled, and the salvageable boards are recovered for use in repairing and building other pallets. Unsalvageable boards may be ground into wood fiber, which we sell for use as landscaping mulch, fuel, animal bedding, gardening material, and other uses. Despite recent increasing automation, pallet recycling remains a labor intensive process.

   Pallet pooling and reconditioning represented the following approximate percentages of revenues for the historical and pro forma periods indicated:

                                                              IFCO Systems Pro
              PalEx Historical                                 Forma Combined
                 Year Ended                                      Year Ended
              December 26, 1999                               December 31, 1999
              -----------------                               -----------------
                     16%                                             11%


 Industrial Containers

   Drum Reconditioning. Although the drum reconditioning process varies slightly throughout the industry, two basic processes are used to recondition steel drums, depending on whether the drums to be reconditioned are closed top drums or open top drums. Closed top drums have secure tops that are an integral part of the drum's construction and have 2 inch and 3/4 inch head openings in the top of the drum. A steel drum with a fully removable head is referred to as an open top drum.

   Closed top drums are typically used to transport and store oils, solvents, and flowable resins. Closed top drums are reconditioned by cleaning the interior of the drum at a series of high-pressure alkaline and acid flush-and-rinse stations. Pneumatic machinery reshapes the drum by removing dents and restoring chimes (the top and bottom lid seals). Pressure tests required by U.S. Department of Transportation regulations are then performed to check each drum for leakage. The old exterior coatings are stripped from the drums with an alkaline solution and steel-shot blasting. Next, new decorative coatings are applied and baked on to provide a new durable exterior finish. The thermal treatment used on open top drums cannot be used on closed top drums unless the drum heads are removed.

   An open top drum is used for a number of agricultural and industrial applications, including storing and shipping citrus products, berries, foodstuffs, adhesives, and coatings. Open top drums are reconditioned using a thermal process. This process involves passing drums through a furnace that is heated to approximately 1,200 degrees Fahrenheit which vaporizes residual materials inside the drums. Residual chemicals and compounds created from this process are drawn into an afterburner and destroyed by temperatures approaching 1,850 degrees Fahrenheit. Steel-shot blasting then strips old finishes from both the interiors and exteriors of drums. After this process, the drums pass through a series of hydraulic and pneumatic equipment to restore each drum's shape and integrity. Finally, new interior protective and exterior decorative coatings are baked onto the drums.

   When closed top drums contain residues that cannot be purged through the standard procedures described above, the drums are converted to open top drums by cutting off the heads of the drums. The drums are then reconditioned as open top drums and are used as converted open top drums or reseamed and have new heads installed so that they can be re-used as a slightly shorter closed top drum.

   Waste separated from drums in the reconditioning process is packaged and shipped to appropriate landfills or incinerated in accordance with strict environmental controls. Worn out drums that can no longer be reconditioned are subjected to reconditioning cleaning processes so that they are acceptable raw material for scrap metal processors.

   Like pallet recycling, drum reconditioning remains a labor intensive process despite advances in reconditioning methods. Drum reconditioning represented the following approximate percentages of revenues for the historical and pro forma periods indicated:

                                                              IFCO Systems Pro
              PalEx Historical                                 Forma Combined
                 Year Ended                                      Year  Ended
              December 26, 1999                               December 31, 1999
              -----------------                               -----------------
                     27%                                             19%

   Container Management. Container management is the process of providing a combination of services related to a customer's pallet or drum usage, including the manufacture, repair, retrieval, delivery, and storage of pallets or the reconditioning, retrieval, delivery and storage of drums, as well as the disposal of unusable pallets or drums and component parts. In a typical arrangement, we will contract with a customer to remove all pallets or drums from a particular location and transport them to our repair or reconditioning facility. The pallets or drums are sorted and repaired or reconditioned as needed at one of our depots and sold to third parties, returned to either the customer or its supplier or placed in storage and made available for return to service. We may contract with a customer to perform any or all of the management services available. We believe there are significant opportunities to manage customers' entire shipping container and platform requirements and that we are in a unique position to develop and offer these services.

Expansion and Acquisitions

 Round-trip Containers

   We have interests in a joint venture in Japan and have begun an operation in Argentina for the development and operation of round-trip systems and RTC pools.

   In Japan, we have a minority interest in a joint venture with Mitsubishi, which began in 1995. The joint venture continues to encounter a very fragmented market and strong cooperative controls.

   In 1996, we entered into an agreement with Intertape Polymer Group, Inc., to form IFCO-U.S., L.L.C. IFCO U.S. has been successful in attracting some large retailers to the IFCO system. It still faces high costs, however, as it works to develop the necessary infrastructure to support an RTC pool. We purchased the Intertape interest in IFCO U.S. in March 2000 following the completion of the IPO.

   We entered the market in Argentina in mid-1998. The Argentine operation began local production of RTCs in March 1999. We have had initial success in attracting some major retailers to IFCO round-trip systems.

 Pallets

   Since the initial three acquisitions in connection with PalEx's initial public offering in March 1997, we have purchased 16 pallet companies in separate transactions. The total purchase price for these acquired companies was approximately 5.2 million shares of PalEx common stock, approximately $55.4 million in cash, and approximately $10.0 million principal amount of convertible notes.

 Industrial Containers

   In February 1998, PalEx Container Systems, Inc., one of our wholly owned subsidiaries, acquired five companies in separate transactions. Since that time, PalEx Container Systems has completed three additional acquisitions of reconditioning companies. The total purchase price for these acquisitions consisted of approximately 4.5 million shares of PalEx common stock and approximately $29.9 million in cash.

   We made no acquisitions during 1999.

Sales and Marketing

 Round-trip Containers

   We currently maintain a broad range of customers located throughout Europe, Japan, the United States, and Argentina. Our RTC sales and marketing department is comprised of approximately 50 people and is headquartered in Germany, with eight regional offices in Western Europe and one in Argentina. Our sales process is managed by direct salespersons, supplemented with high-level discussions between our top management and the retail chains. The marketing and sales strategy focuses primarily on:

  .  developing and enhancing relationships with retailer groups;
  . encouraging retailers to request their suppliers to use the IFCO round-trip systems; and
  . working closely with new and existing customers, whether growers or manufacturers, to implement IFCO round-trip systems for the customer and expand their use.

   Because we seek to generate the majority of our business through retailers, our marketing strategy focuses on large retail chains. Our marketing objective is to convince retailers of the advantages of the IFCO round-trip systems, which will then, in turn, lead the retailers to encourage producers to use the IFCO round-trip systems. This marketing strategy results in a well-defined target group of approximately 150 retail chains worldwide as compared to a large and highly fragmented group of producers. The current consolidation trend in the retail industry favors this marketing strategy.

   Our pricing is different in each country and is based on the distance between the customer and the retailer. Generally, pricing is reviewed on a yearly basis, except if there are changes in raw materials or taxes or other exceptional events occur.

   We place a significant emphasis on marketing. We maintain a large advertising presence in relevant industry publications in order to increase our international profile and create a strong brand name. Another successful marketing tool which we utilize is attendance at trade fairs, where we market our services to retailers and growers. Additionally, we have a comprehensive and regularly updated website and also produce an array of product brochures and other marketing materials.

   Our future growth prospects are largely dependent upon an internationally recognized brand name which will expand our existing customer base and further advance the acceptance of round-trip systems by the retail sector.

 Pallets and Industrial Containers

   We currently sell to pallet and industrial container customers within the various geographic regions in which we have operations. Our primary sales and marketing activities involve direct selling by our sales force and by members of senior management to local and regional customers at the plant level and to large accounts and target industries more broadly on a geographic basis. Because pricing is a function of regional material and delivery costs, pricing is established at the regional level.

   Because many of our customers need pallets and/or container management services on a national scale, we continue the development and implementation of our national sales and marketing plan to provide these services at many locations throughout the United States. We seek to continue to develop a network of facilities that will allow these customers to:

  . centralize purchases of new and recycled pallets, reconditioned drums, and container management services;

  . obtain convenient and dependable service and a consistent supply of uniform quality pallets, reconditioned drums, and container management services;

  . achieve greater efficiencies in their shipping platform and container use; and

  .  meet corporate recycling goals.

   We have developed relationships with several national customers and intend to provide services to these and numerous other customers on a local, regional, and national basis. The shipping platform and container management needs of national companies are not uniform, and we intend to tailor our national programs for each customer. These programs include a combination of sourcing, retrieving, repairing, and recycling pallets and drums according to individual customer requirements.

Customers

 Round-trip Containers

   Although the direct customers of IFCO round-trip systems are producers, the demand is driven mainly by the large retail chains and their product transport requirements. Our top twenty grower customers for RTCs accounted for approximately 12% of RTC revenues for 1999. No grower customer accounted for more than 2% of our 1999 revenues, and we do not materially rely on any single grower customer. The top ten retailer groups using IFCO RTCs accounted for approximately 85% of the recollection of RTCs in 1999.

   Currently, over 75 retailer groups are using IFCO round-trip systems, including major retailers such as Tengelmann, Edeka, Rewe, and Metro in Germany, Coop and Migros in Switzerland, and Waitrose in the United Kingdom. In 1998, we added Coop of Switzerland as a new large retail chain using IFCO RTCs. There has been a trend towards consolidation of grocery retailers in Europe. For example, Allkauf and Kriegbaum were acquired by Metro, and Wertkauf and Interspar were acquired by Wal-Mart in Germany. This trend is expected to continue and has had a positive effect on us as we are able to obtain more volume through existing relationships.

   Outside of Europe, our international operations are still largely in the development stage. Major retailers in Japan using the IFCO round-trip systems include Jusco, Coop Kobe, Odakyu, and Coop Tokyo. In the United

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

States, major retailers who have started to adopt the IFCO round-trip systems include Wal-Mart, H.E. Butt, and Food Lion. In Argentina, the major retailers now using the IFCO round-trip systems are Norte, Disco, Coto, Jumbo, Unimark, and Toledo.

   We currently have three principal customers for our dry good operations, two department stores, whose service agreements extend through 2003, and, Deutsche Post AG, whose contract extends to September 30, 2004. Deutsche Post AG is one of the largest European transporters of parcels and letters.

 Pallets and Industrial Containers

   We seek to efficiently serve large numbers of customers across diverse markets and industries to provide a stable and diversified base for ongoing sales of products and services in all operations.

   Our customers include companies in the automotive, chemical, consumer products, grocery, produce and food production, petroleum, paper and forest products, retail, and steel and metals industries. They are both regional and national in scale. Because a significant part of our products and services are sold to customers engaged in the produce and citrus industries, our sales volumes in some regions tend to be seasonal.

Suppliers and Raw Materials

 Round-trip Containers

   Schoeller Plast AG manufactures the RTCs that we use in Europe. Schoeller Plast AG has production sites throughout Europe. In addition to production capability, Schoeller Plast AG also conducts destructive and non-destructive testing, as appropriate, on raw material and production samples for quality control, new product testing, and product development.

   In 1997, IFCO GmbH, one of our subsidiaries, and Schoeller Plast Industries GmbH entered into a ten-year supply agreement, which was later assigned to Schoeller Plast AG. In addition to supplying crates, the supply agreement provides for Schoeller Plast AG to develop and improve RTCs for IFCO GmbH. Schoeller Plast AG is also required to transfer the related intellectual property rights to IFCO GmbH, which is in turn required to purchase the manufactured products from Schoeller Plast AG. Schoeller Plast AG is obligated to supply the containers to IFCO GmbH, and IFCO GmbH is required to purchase them from Schoeller Plast AG. The supply agreement establishes a price structure that changes periodically and is subject to upward and downward adjustment based on increases and decreases of more than 15% in raw material prices paid by Schoeller Plast AG. The supply agreement was negotiated on an arm's-length basis by GE Capital on behalf of IFCO GmbH and on market terms. The supply agreement expires on December 31, 2007, and may, upon the request of IFCO GmbH, be renewed for an additional ten-year period. For a more detailed description, see "Certain Relationships and Related Transactions--Supply Agreement."

 Pallets

   The primary raw materials used in new pallet manufacturing are lumber and plywood. We have long-term relationships with our lumber and plywood vendors. We believe that these relationships, as well as our ability to pursue larger volume purchases, will help to ensure adequate lumber supplies at competitive prices in the future. During the 1998 fiscal year, we purchased lumber and plywood from over 120 vendors. One of these vendors accounted for approximately 8% and another for approximately 5% of our total lumber purchases during the 1998 fiscal year. We do not believe that the loss of either of these vendors would materially adversely affect our financial condition or results of operations. We intend to continue to pursue a strategy of purchasing and upgrading low-grade and alternative sources of lumber as well as exploiting pricing aberrations and market trends to take advantage of lower prices in the marketplace as they occur.

   Pallet prices are closely related to the changing costs and availability of lumber, the principal raw material used in the manufacture and repair of wooden pallets. Typically, lumber prices fall in oversupplied lumber

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

markets, enabling small pallet manufacturers with limited capital resources to procure lumber and initiate production of low-cost pallets. This depresses pallet prices overall and adversely affects our revenues and operating margins. While we believe that we will benefit from strong relationships with multiple lumber suppliers, we cannot assure you that we will be able to secure adequate lumber supplies in the future. Lumber supplies and costs are affected by many factors outside our control, including governmental regulation of logging on public lands, lumber agreements between Canada and the United States, and competition from other industries that use similar grades and types of lumber. In addition, adverse weather conditions may affect our ability to obtain adequate supplies of lumber at a reasonable cost. In 1997, we experienced higher lumber costs resulting from high demand and the impact of wet weather on the harvesting of hardwood timber in the southeast regions of the U.S.

   We attempt to take advantage of the price volatility of lumber by buying additional quantities of lumber when prices are favorable and storing the inventory for later use. We also are able to buy low-quality lumber and upgrade this lumber at our plants. Although we have studied the broad use of alternative materials, like plastic, for the manufacture of pallets, we believe that there is not currently an available alternative raw material that possesses the tensile strength, recyclability, and low cost of wood. We continue to evaluate alternatives to wood and are receptive to their future use in pallet production.

   We source the majority of our pallets for reconstruction from businesses that use pallets and from trucking companies. Businesses that receive and ship a significant amount of goods are generally good sources for used pallets. Often the pallets they receive are damaged or do not meet their size or other specifications for internal systems or shipping. As a result, these businesses accumulate pallets that can be recycled. We identify these sources through establishing relationships with pallet users and by direct solicitation, telemarketing, and advertising. We generally achieve timely pallet removal by placing a trailer at a source that is used to hold unwanted pallets. We then remove the load of pallets at the same time we deliver recycled pallets to the pallet user. In some cases, we are paid a tipping fee for hauling away the used pallets or are allowed to take the pallets away at no charge. In other cases, we buy the used pallets.

 Industrial Containers

   PalEx sources the majority of drums to be reconditioned from customers to which we provide reconditioning services. Customers usually own the drums they use. The acquisition cost of used drums is highly dependent on the costs of recollecting them, including transportation costs. Drum demand in some regions of the United States has required more drums to be shipped outside of the region than are shipped into the region. Consequently, the acquisition costs of used drums, the primary raw materials for reconditioned drums, in these regions are significantly higher since the used drum deficit must be replaced by collecting and shipping used drums from over 250 miles away. The West Coast and Southeast regions of the United States tend to be net exporters of open top drums because of their emphasis on agriculture. The Midwest, on the other hand, tends to be a significant accumulator of drums because of its greater industrial content and usage of petroleum products, coatings, and chemicals.

Intellectual Property

 Round-trip Containers

   The development and protection of proprietary technology is essential to our business. Schoeller Plast AG conducts ongoing research and development as part of its obligations under the supply agreement with us to create and improve the design of our products. These efforts are conducted in collaboration with, and with input from, us. They have resulted in a number of innovative product designs and improvements. We have a policy of protecting our proprietary technology with patents. We file patent applications in the countries in which we operate and have obtained several European and international patents covering our products. We believe the loss of these patent rights would have a material adverse effect on our businesses.

   Our principal patents relate to our RTCs for perishables and for dry goods. The principal patent for RTCs in the perishables segment protects our rights to produce and use IFCO RTCs that consist of one piece and are produced in one production step. The RTC consists of a base and four sides with hinges that can be folded inward toward the base. The patent expires in 2013. The principal patent in the dry goods segment protects two main elements, a tray that can be used as the top or bottom and a collapsible frame that holds the side walls. This patent expires in 2011.

 Pallets and Industrial Containers

   We do not rely on patents or trademarks to any material degree in our pallet or industrial container operations.

Competition

 Round-trip Containers

   We believe that no other company has successfully challenged our position in Europe with respect to round-trip systems. We do, however, anticipate more aggressive challenges. The principal competitive factors are network economics, industry standards, and cost-savings. We believe that when retailers select container systems, they want to be able to choose in a competitive environment. We also believe the market position we have obtained is protected as a result of:

  . our established relationships with customers and retailers, which are maintained in part by the logistical services provided through our round-trip systems;
  . more locations to service customers and retailers where the volume of produce shipping from grower customers or to retailers creates the need; and
  .  the advantages of initial market entry.

   Our direct competitors in Europe include CHEP in many countries in Europe, Europe Pool System BV in Germany, and Steco International Plastics Logistic AG in Germany and Austria, plus four other RTC pools serving more regional markets. These seven companies have begun development of competitive container systems, but have limited customers and infrastructure at this time. In addition, agricultural cooperatives and retailers have a limited impact with their own reusable container systems.

   Our principal competition still comes from companies that are not providing round-trip systems, including manufacturers of disposable containers made from paper or wood. The majority of fresh produce is still packed in disposable containers.

   We are currently supplying RTCs for dry goods to only three principal customers.

   We believe that neither the Japanese joint venture nor the Argentine operations have any direct competitors other than the providers of traditional corrugated packaging. In the United States, we face similar competitive pressures to those in Europe, except that CHEP has a more significant presence overall in the United States than we do and represents a competitive challenge.

 Pallets

   We believe that the principal competitive factors in the pallet industry are price, quality of services, and reliability. With approximately 3,600 industry participants, the pallet industry has been, and is expected to remain, extremely fragmented and highly competitive. Though several companies have attempted to establish national pallet operations, most of our competitors are small, privately held companies that operate in only one location and serve customers within a limited geographic area. Competition on pricing is often intense and we may face increasing competition from pallet leasing or other pallet systems providers that market to new pallet purchasers as less expensive alternatives. CHEP USA's pallet leasing system competes with new pallet sales and recycling to the grocery and wholesale distribution industries and may expand into other industries in the future. In addition, pallet manufacturing and recycling operations are not highly capital intensive and the barriers to entry in these businesses are minimal. Other smaller competitors may have lower overhead costs and, consequently, may be able to manufacture or recycle pallets at lower costs than ours. Other companies with significantly greater capital and other resources than us, including CHEP USA, may enter or expand their operations in the pallet manufacturing and recycling businesses in the future, which could change the competitive dynamics of the industry. In the past, we have competed, and will continue to compete, with lumber mills in the sale of new pallets. These mill competitors typically view pallet manufacturing as an opportunity to use the lower grade lumber that would otherwise be waste.

 Industrial Containers

   Drum reconditioning businesses generally compete with respect to three criteria: price; manufacturing responsiveness; and delivery performance. Customers typically give less than 24 hours' notice for a majority of their orders. This practice requires reconditioners to maintain flexibility in their manufacturing capacity across product lines, carry sufficient levels of inventory to meet customer demands, and develop distribution systems with rapid pick-up and delivery capabilities. Although the primary competitive criterion is price, the increasing movement toward just-in-time delivery increases the importance of customer service.

   Transportation and regulatory requirements are also key competitive factors in the drum reconditioning industry. Due to the high costs of transporting drums, the competitive range of a reconditioning facility is approximately 250 miles. In each market in which we have container operations, we face local competitors. In addition, drum reconditioning operations are subject to significant regulatory oversight, which makes it difficult to open new facilities. For instance, as previously discussed, open top drum reconditioning operations require the use of large furnaces, which require regulatory permits that are increasingly difficult to obtain. According to industry sources, less than five new furnace permits have been granted to drum reconditioners in the last ten years in the United States.

Employees

   At March 31, 2000, we had a total of approximately 4,200 full-time employees, 500 in the operation of our round-trip systems, 3,000 in our pallet operations, and 700 in our industrial container group. Approximately 300 employees of our industrial container group at three locations are covered by collective bargaining agreements. We believe that our relationship with our employees is satisfactory.

Properties

 Round-trip Containers

   At December 31, 1999, we operated 62 container depots in connection with our European operations. The European RTC depots, which are leased, are located in the following countries:

     Austria (3)
     Belgium (2)
     Cyprus (1)
     Denmark (5)
     France (14)
     Germany (9)
     Greece (1)
     Italy (11)
     Netherlands (1)
     Norway (7)
     Spain (3)
     Switzerland (1)
     Turkey (1)
     United Kingdom (3)

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

   Through our interests in joint ventures outside of Europe, our round-trip systems operations are operated from 28 leased depot facilities in the following countries:

     Argentina (6)
     Japan (11)
     United States (11)

 Pallets and Industrial Containers

   At December 31, 1999, we operated 60 pallet facilities and 12 drum reconditioning facilities in 24 states in the United States and seven Canadian provinces. We own 25 of these facilities and lease 47. Most of our facilities offer more than one pallet-related or drum-related service. Our corporate office in Houston, Texas is leased. The chart below summarizes the locations of our pallet and industrial container facilities:

                         Total                                         Number of
                         Number   Number of  Number of  Number of Drum   Pallet
                           of     New Pallet Recycling  Reconditioning  Leasing
   State or Province   Facilities Facilities Facilities   Facilities   Facilities
   -----------------   ---------- ---------- ---------- -------------- ----------
   Alberta..........        2                                               2
   Arizona..........        2          1          1
   Arkansas.........        3          2          1
   British Colum-
    bia.............        1                                               1
   California.......        4          2          1            1
   Colorado.........        1                                  1
   Florida..........        4          1          1            2
   Georgia..........        4          3                       1
   Illinois.........        2                                  2
   Indiana..........        1          1
   Kansas...........        1                                  1
   Maine............        1          1
   Manitoba.........        1                                               1
   Minnesota........        1                                  1
   Mississippi......        1          1
   Missouri.........        1                     1
   New Brunswick....        1                                               1
   North Carolina...        6          5                       1
   Ohio.............        4          2          2
   Oklahoma.........        1          1
   Ontario..........        2                                               2
   Pennsylvania.....        2                     2
   Quebec...........        1                                               1
   Saskatchewan.....        2                                               2
   South Carolina...        1                     1
   Tennessee........        3          2          1
   Texas............       13          4          9
   Utah.............        1                                  1
   Virginia.........        1                     1
   Washington.......        1                                  1
   Wisconsin........        3          3

   Our interests in our owned and leased properties are pledged as security for the repayment of amounts due under our new senior credit facility.

   We believe that our properties are generally adequate for our present needs. Further, we believe that suitable additional or replacement space will be available when required.

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

Regulation

 Round-trip Containers

   Our RTC businesses are subject to evolving environmental, health, safety, and transportation laws and regulations. In Europe, these regulations are administered by the respective government agencies and the European Union. In the United States, they are administered by the U.S. Environmental Protection Agency and various other federal, state, and local environmental, zoning, health, and safety agencies.

 Pallets

   All of our pallet businesses are subject to evolving environmental, health, safety, and transportation laws and regulations at the federal, state, and local levels. These regulations are administered by the U.S. Environmental Protection Agency and various other federal, state, and local environmental, zoning, health, and safety agencies. Many of these agencies periodically examine our pallet operations to monitor compliance with these laws and regulations.

 Industrial Containers

   Our industrial container businesses are subject to extensive regulations governing location, design, operations, monitoring, site maintenance, and corrective actions. In order to construct and operate a furnace for open top drum reconditioning, our industrial container group must obtain and maintain one or more construction or operating permits and licenses and applicable zoning approvals. Obtaining the necessary permits and approvals is difficult, time-consuming, and expensive. Maintaining the necessary permits also requires significant effort. Once obtained, operating permits are subject to modification and revocation by the issuing agency. In addition, many drums received by our industrial container group for reconditioning may have contained products classified as a solid waste, a hazardous substance or a hazardous waste by applicable laws or regulations. Our industrial container group must ensure that these drums are "empty" as determined by EPA regulations at the time they are received at its facilities. Our industrial container group does not accept drums that are not empty because they are classified as hazardous wastes and must be handled and disposed of in an expensive manner in accordance with stringent regulatory requirements.

   Compliance with current and future regulatory requirements may require us, as well as others in the steel drum reconditioning industry, to make significant capital and operating expenditures from time to time. We make a continuing effort to anticipate regulatory, political, and legal developments that might affect operations, especially the operations of our industrial container group, but we will not always be able to do so. We cannot predict the extent to which any legislation or regulation that may be enacted, amended, repealed, interpreted, or enforced in the future may affect the operations of our industrial container group or other businesses. These actions could adversely affect our operations or impact our financial condition or profitability for one or more fiscal quarters or years.

   Governmental authorities have the power to enforce compliance with regulations and permit conditions, to obtain injunctions, or to impose civil or criminal penalties in case of violations. During the ordinary course of operations, our container group or our other subsidiaries may from time to time receive citations or notices of violations or orders from governmental authorities. When we receive citations or notices, our subsidiaries will work with the authorities to address their concerns. Failure to be in full compliance with applicable governmental requirements could lead to civil or criminal penalties, curtailed operations, facility closures, or the inability to obtain or retain necessary operating permits. In addition, our subsidiaries could be responsible for the remediation of an off-site source through their status as a transporter of certain chemicals.

   As a result of changing government and public attitudes in the area of environmental regulation and enforcement, we anticipate that changing requirements in health, safety, and environmental protection laws will require our container group to continually modify or replace various facilities and alter methods of operation at costs that may be substantial. Our container group incurs substantial expenditures in the operation of its businesses in order to comply with the requirements of environmental laws. These expenditures relate to waste stream containment and treatment, facility upgrades, and corrective actions. The majority of these expenditures are made in the normal course of our container group's businesses and neither materially adversely affects our profitability nor places us at any competitive disadvantage. Although, to our knowledge, we are currently in compliance in all material respects with all applicable federal, state, and local laws, permits, regulations, and orders affecting our operations where noncompliance would result in a material adverse effect on our financial condition, results of operations, or cash flows, we cannot assure you that we will not have to expend substantial amounts for environmental matters in the future.

   Our container group expects to grow in part by acquiring other existing drum reconditioning operations. Although we conduct due diligence investigations of the past waste management practices and the environmental condition of the businesses that our container group acquires, we cannot assure you that, through our investigation, we will identify or quantify all potential environmental problems or risks. As a result, our industrial container group may have acquired, or may in the future acquire, properties that have environmental problems and related liabilities. We seek to mitigate these risks by obtaining environmental representations and indemnities from the sellers of the acquired businesses or by requiring remediation of known environmental contamination before acquisition. We cannot, however, assure you that we will be able to rely on any of these actions if an environmental liability exists.

   Federal Statutes and Regulation. The primary U.S. federal statutes affecting our businesses are summarized below. These statutes regulate the discharges of hazardous substances and waste to the air and water and related permits, as well as handling and disposal practices for solid and hazardous wastes.

   The Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, and its implementing regulations establish a framework for regulating the handling, transportation, treatment, and disposal of hazardous and nonhazardous waste. They also require states to develop programs to ensure the safe disposal of solid waste in landfills. Container residues may be hazardous waste under the Resource Conservation and Recovery Act or the corresponding state regulations and as such require special handling, transporting, storing, and disposal of not only the residues but also the containers. We, as well as other entities with drum reconditioning operations, could incur significant costs in complying with these regulations; however, we do not believe that the costs of complying with these standards will have a material adverse effect on our operations.

   The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA, among other things, provides for the cleanup of sites from which there is a release or threatened release of a hazardous substance into the environment and the recovery of natural resource damages. Courts have interpreted CERCLA to impose strict, retroactive, joint and several liability for the costs of cleanup and for damages to natural resources upon the present and former owners or operators of facilities or sites from which there is a release or threatened release of hazardous substances with limited defenses. Generators of hazardous substances and transporters are also strictly liable. As a practical matter, at sites where there are multiple responsible parties for a cleanup, the costs of cleanup are typically allocated according to a volumetric or other standard among the parties. Under the authority of CERCLA and its implementing regulations, detailed requirements apply to the manner and degree of remediation of facilities and sites where hazardous substances have been or are threatened to be released into the environment. Also, CERCLA imposes substantial penalties for failure to report the release of a hazardous substance.

   Liability under CERCLA is not dependent upon the intentional disposal of hazardous wastes, as defined under the Resource Conservation and Recovery Act. Liability can be imposed upon the release or threatened release, even as a result of lawful, unintentional, and non-negligent action, of any one of more than 700 hazardous substances, including very small quantities of these substances. CERCLA requires the EPA to establish a National Priorities List of sites at which hazardous substances have been or are threatened to be released and which require investigation or cleanup. Because of the extremely broad definition of hazardous substances, other industrial properties with which our subsidiaries or their predecessors have been, or with which they may become, associated as an owner or operator may subject our subsidiaries to liability under CERCLA. Consequently, if there is a release or threatened release of these substances into the environment from a site currently or previously owned or operated by one of our subsidiaries, we could be liable under CERCLA for the cost of removing these hazardous substances at the site, remediation of contaminated soil or groundwater, and damages to natural resources, even if those substances were deposited at the facilities before our subsidiaries acquired or operated them.

   The Federal Water Pollution Control Act of 1972, or Clean Water Act regulates the discharge of pollutants into streams, rivers, lakes, or the ocean from a variety of sources, including nonhazardous solid waste disposal sites. The Clean Water Act also regulates storm water runoff and indirect discharge. Our subsidiaries are required to apply for and obtain discharge permits, conduct sampling and monitoring, and, under some circumstances, reduce the quantity of pollutants in those discharges. The Clean Water Act provides civil, criminal, and administrative penalties for violations of its provisions.

   The Clean Air Act provides for the federal, state, and local regulation of the emission of air pollutants. These regulations impose emission limitations and monitoring and reporting requirements on several of our operations, including the operations of our industrial container group's open top drum reconditioning furnaces. The costs of compliance with the Clean Air Act permitting and emission control requirements are not anticipated to have a material adverse effect on us.

   State and Local Regulation. The states in which we operate have their own laws and regulations that may be more strict than comparable federal laws and regulations governing hazardous and nonhazardous solid waste disposal, water and air pollution, releases, and cleanup of hazardous substances and related liability. The states also have adopted regulations governing the permitting and operation of furnaces, including those used in the open top drum reconditioning operations of our industrial container group. Our industrial container group's facilities and operations are likely to be subject to many, if not all, of these types of requirements.

   Environmental Proceedings. Our subsidiaries are currently parties to the following judicial or administrative proceedings with respect to environmental matters.

   Zellwood Superfund Site. In February 1998, one of our wholly owned subsidiaries acquired Drum Service Co. of Florida, a steel drum reconditioning company with a facility in Florida. In 1982, Drum Service was notified by the EPA and the Florida Department of Environmental Regulation that Drum Service had been identified as a potentially responsible party with respect to the Zellwood Groundwater Contamination Site in Orange County, Florida. The Zellwood Site was designated a Superfund environmental clean-up site after the Florida Department discovered arsenic contamination in a shallow monitoring well adjacent to the site. The Drum Service facility is located on a portion of the 57 acres constituting the Zellwood Site. We believe that Drum Service and its former shareholders were among approximately 25 entities and individuals identified as potentially responsible parties by the EPA.

   Between March 1990 and July 1996, the EPA issued various unilateral administrative orders and notices to Drum Service and the other potentially responsible parties regarding the Zellwood Site. Those orders and notices demanded reimbursement from the potentially responsible parties of approximately $2.0 million of the EPA's costs related to the Zellwood Site and requested the potentially responsible parties to accept financial responsibility for additional clean-up efforts. During that time, the EPA estimated that the cost of the selected remedy for soil and the selected remedy for groundwater at the Zellwood Site would be approximately $6.1 million. The EPA currently estimates that the total cost will be approximately $6.6 million. Drum Service and the other potentially responsible parties did not agree to the EPA's demands or agree to fund any additional clean-up. In April 1997, the EPA issued an order unilaterally withdrawing its previous order.

   On June 12, 1998, a suit was filed by the EPA in United States District Court in Orlando, Florida, against Drum Service and certain other potentially responsible parties with respect to the Zellwood Site. The EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 18 years and a declaratory judgment for future response costs.

   Drum Service has maintained comprehensive general liability insurance coverage over the past 25 years and has notified various insurers of the EPA's claims regarding the Zellwood Site. A number of those relevant insurance policies did not contain an exclusion for pollution. Drum Service has notified the insurers that issued these policies of the EPA's claims regarding the Zellwood Site and the commencement of the lawsuit. In 1992, Drum Service settled a claim with one insurer for an amount that covered a substantial portion of the costs Drum Service had incurred at that time in dealing with the EPA and the Florida Department. Drum Service has identified other umbrella liability policies for which coverage may also be available and has been approached by the insurer under two of those policies seeking a settlement. The insurer has now agreed to pay Drum Service's legal fees and expenses in defending the EPA's lawsuit and to reimburse Drum Service for past legal fees and expenses. In addition, the former shareholders of Drum Service have a written agreement with Drum Service and PalEx to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities and expenses exceed Drum Service's and PalEx's insurance recoveries.

   Drum Service is vigorously defending the lawsuit and intends to continue to pursue its insurance coverage with respect to losses and expenses incurred in connection with the Zellwood Site. Although there can be no assurance as to any ultimate liability of Drum Service under the EPA's lawsuit, the amount of recoveries from other potentially responsible parties or the insurance coverage, or the amount of insurance recoveries, we believe that Drum Service's insurance coverage, recoveries from other potentially responsible parties, and the obligations of Drum Service's former shareholders will be adequate to cover any liability or expenses of Drum Service arising from the lawsuit.

Legal Proceedings

   From time to time, we may be a party to various legal proceedings arising in the ordinary course of business. Most of that litigation involves claims for personal injury or property damage incurred in connection with our operations. We believe that none of these actions will have a material adverse effect on our financial condition or results of operations.

   On June 12, 1998, a suit was filed by the EPA in United States District Court in Orlando, Florida, against Drum Service and other potentially responsible parties with respect to the Zellwood Site. The EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 18 years and a declaratory judgment for future response costs. See "--Regulation-- Industrial Containers."

                                   MANAGEMENT

Directors and Executive Officers

   Responsibility for the management of IFCO Systems lies with our board of directors, consisting of A members and B members. The maximum number of members of the board of directors shall be nine, and the number shall be determined by the general meeting of shareholders with the understanding that there shall be at least one A member. The B members are responsible for the general course of affairs of the Company and its enterprise. The A members are responsible for the day-to-day management of the Company and its enterprise. The members of the board of directors are appointed by the general meeting of shareholders. The A members serve for an indefinite period of time. The B members must resign no later than the close of the annual shareholders meeting held in the fourth year after the year of their last appointment, but can be reappointed. We can be represented by the board of directors, by each A member individually, and by each B member acting jointly with an A member. Executive officers are appointed by the board of directors and constitute the equivalent of a management board of a company with a supervisory board and management board management structure.

   Our directors and executive officers are:

               Name            Age                   Position
               ----            ---                   --------
     Christoph Schoeller......  42 Chairman and B Director
     Martin A. Schoeller......  44 Chief Executive Officer and A Director
     Cornelius Geber..........  48 B Director
     Sam W. Humphreys.........  40 B Director
     Randall Onstead..........  44 B Director
     Eckhard Pfeiffer.........  58 B Director
     Dr. Frank Tofflinger.....  39 B Director
     James Griffin............  46 Chief Executive Officer, North America
     David Lee................  51 Chief Executive Officer, Europe and Global
                                   Systems
     Vance K. Maultsby, Jr. ..  48 Executive Vice President, Strategy and
                                    Finance and Chief Financial Officer
     Edward E. Rhyne..........  39 Executive Vice President and General Counsel
     Howe Q. Wallace..........  45 Executive Vice President, Human Resources

   Christoph Schoeller became Chairman of the Board of Directors of IFCO Systems in January 2000 and a B director in March 2000. Christoph Schoeller has been a Managing Director of IFCO Europe since November 1997. Christoph Schoeller became a director of PalEx in March 2000 upon completion of the merger. In 1992, he co-founded IFCO GmbH and MTS with his brother, Martin Schoeller. Mr. Schoeller is responsible for advancing both IFCO Europe's and MTS's market and product development and logistics network. In 1982, Mr. Schoeller joined the Schoeller group of companies, which are engaged in plastics manufacturing and other activities, and presently serves as one of its Managing Directors. From 1982 through 1984, he was involved in international sales and licensing in the Eastern hemisphere. From 1985 to 1988, Christoph Schoeller was focused on product development and build-up of the sales organization. From 1988 until 1992, Mr. Schoeller developed Schoeller Industries' sales and marketing organization. Mr. Schoeller is a member of the supervisory board of Trans-o-flex Schnell-Lieferdienst AG, a logistics company, and was formerly a member of the supervisory board of Danzas Holding AG, a logistics company, until its merger with Deutsche Post AG.

   Martin A. Schoeller became Chief Executive Officer and the A director of IFCO Systems in March 2000 and was designated an executive officer of the Company. Martin Schoeller has been a Managing Director of IFCO Europe since November 1997 and the sole Managing Director of IFCO International since May 1995. Martin Schoeller became a director of PalEx in March 2000 upon completion of the merger. In 1992, Mr. Schoeller co-founded IFCO GmbH and MTS with his brother, Christoph Schoeller. In 1980, Martin Schoeller joined the Schoeller group of companies and presently serves as one of its Managing Directors. Initially, he managed a plastics plant, from 1980 to 1982. From 1982 through 1984, he was involved in international sales and licensing. From 1985 to 1988, Mr. Schoeller was focused on developing plant operations. From 1988 until 1992, Martin Schoeller developed several European production companies. Mr. Schoeller presently serves as the Chairman of the European Association of Dynamic Entrepreneurs, Europe's 500, in Germany.

   Cornelius Geber became a B director of IFCO Systems in March 2000. Mr. Geber has been the CEO of Kuhne & Nagel AG & Co., a worldwide transport company, since 1996. From 1993 until 1998, Mr. Geber was a member of the holding board of directors for Kuhne & Nagel International AG, a Swiss holding company of the worldwide Kuhne & Nagel group. Mr. Geber has been a member of the board of Friedrich Grohe AG, Hemer, a plumbing supply company, since October 1999. Mr. Geber has been the Head of the Board of Paul Gunther Logistik AG, Hamburg, a German transport and logistics company, since January 2000. Mr. Geber has been a senior consultant to the board of directors of Deutsche Post AG, and a consultant to BC Partner's Hamburg, the largest private equity investor group in Europe, since April 1999.

   Sam W. Humphreys became a B director of IFCO Systems in March 2000. Mr. Humphreys is engaged in private equity and venture capital investing. Until completion of the merger in March 2000, he was a director of PalEx since January 1996 and non-executive Chairman of the Board since March 1997. Through Main Street Merchant Partners II, L.P., a merchant banking firm, and other investment partnerships, Mr. Humphreys was involved in the creation and development of numerous businesses during the 1990s and has served in executive management positions and on the board of directors of several of these businesses, including C\\2\\ Media, Inc., a digital media business; e-CommLink, Inc., which provides Internet banking systems to commercial banks; U.S. Delivery Systems, Inc., the largest same-day local delivery company in the U.S; and Envirofil, Inc., a solid-waste management company.

   Randall Onstead became a B director of IFCO Systems in March 2000. Mr. Onstead served as Chairman and Chief Executive Officer of Randall's Food Markets, Inc. from 1998 until September 1999. From 1996 until 1998, Mr. Onstead was President and Chief Executive Officer of Randall's. From 1986 until 1996, Mr. Onstead was President and Chief Operating Officer of Randall's. Randall's is a retail supermarket chain that had sales of over $2.7 billion in 1999.

   Eckhard Pfeiffer became a B director of IFCO Systems in March 2000. Mr. Pfeiffer is Chairman of Intershop Communications AG and Chairman of Ricardo.de AG. From 1991 until 1999, Mr. Pfeiffer was the President and Chief Executive Officer of Compaq Computer Corporation, the largest global computer systems manufacturer. Mr. Pfeiffer is a member of the board of directors of General Motors Corporation, Hughes Electronics Corporation, and Bell Atlantic Corporation and serves on the advisory board of Deutsche Bank AG. Mr. Pfeiffer is a member of the board of trustees of Southern Methodist University and serves on the executive board of Southern Methodist University's Cox School of Business.

   Dr. Frank Tofflinger became a B director of IFCO Systems in March 2000. Dr. Tofflinger has been Director of the Carlyle Group Europe, a private equity group based in Washington DC, since January 2000. From July 1996 until December 1999, Dr. Tofflinger was Managing Director of Schoeller Industries. From December 1993 until June 1996, Dr. Tofflinger was Managing Director of IMM Office Systems, a large European independent copy and facsimile systems distribution and service organization.

   Jim Griffin became Chief Executive Officer, North America of IFCO Systems in March 2000 and was designated an executive officer of the Company. From 1996 until joining the Company, Mr. Griffin was President of Ryder Transportation Services, managing operations in the United States, Canada, the United Kingdom, and Germany. During this same period, he also managed global purchasing and corporate brand management and served as a member of Ryder's Corporate Strategy, Policy, and Operating Committees. From 1993 through 1996, he was President of Ryder Automotive Carrier Services, where he was responsible for 6,000 employees in 75 locations throughout the United States and Canada. From 1990 through 1992, Mr.

Griffin was Vice President and General Manager of the Mid-South Area for Ryder Transportation Services. Mr. Griffin is a Certified Public Accountant.

   David Lee became Chief Executive Officer, Europe and Global Systems of IFCO Systems in May 2000 and was designated an executive officer of the Company. From April 1999 until joining the Company, Mr. Lee was the European President and Chief Executive Officer of Transport International Pool and Modular Space, two subsidiaries of GE Capital. From April 1998 to April 1999, he served as European President and Managing Director of Transport International Pool. From May 1996 until January 1998, he served as Executive Vice President CHEP Americas and President of CHEP Mexico, Brazil and Argentina with commercial responsibility for sales, service, and operational strategy for North and South America. During the same period, Mr. Lee was also Chairman of the International Commercial Group that oversaw CHEP businesses around the world. From 1990 through 1996, Mr. Lee was Senior Vice President of CHEP USA, where he was responsible for sales, service, and operational strategy for the Northeast United States.

   Vance K. Maultsby, Jr. became Executive Vice President, Strategy and Finance and Chief Financial Officer of IFCO Systems in March 2000 and was designated an executive officer of the Company. Mr. Maultsby also became a director of PalEx in March 2000 upon completion of the merger. Mr. Maultsby has been Chief Executive Officer of PalEx since December 1996. Mr. Maultsby served as PalEx's President from November 1996 until November 1998. From 1993 to 1996, Mr. Maultsby was a partner with Ernst & Young LLP, where he managed the Dallas, Texas office of its Corporate Finance Group. From 1989 to 1992, Mr. Maultsby was chief executive officer of Alemar Financial Company, later named Alemar Cost Reduction, Inc., which provided financial advisory services to a variety of industries. From 1985 to 1989, Mr. Maultsby was an officer in the Corporate Finance Group for Stephens Inc., an investment banking firm. Prior to the position with Stephens Inc., Mr. Maultsby was a partner with KPMG Peat Marwick, served as the National Director of its Petroleum Industry Practice, was co-director of its Southwest Area Mergers and Acquisitions Advisory Practice and practiced public accounting for more than five years. Mr. Maultsby is a Certified Public Accountant.

   Edward E. Rhyne became Executive Vice President and General Counsel of IFCO Systems in March 2000 and was designated an executive officer of the Company. Mr. Rhyne has been Vice President and General Counsel of PalEx since June 1997. Prior to his employment with PalEx, Mr. Rhyne was a partner at Gardere & Wynne, L.L.P., where he was engaged in the private practice of law as a securities and mergers and acquisitions lawyer for more than five years.

   Howe Q. Wallace became Executive Vice President, Human Resources of IFCO Systems in March 2000 and was designated an executive officer of the Company. Mr. Wallace has been the Chief Human Resource Officer of PalEx since its formation in 1997. He served in that same capacity for Ridge Pallets, one of PalEx's founding companies since 1983. Mr. Wallace served on the board of directors of the National Wooden Pallet and Containers Association from February 1995 to February 1998, and has been active in industry education efforts.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Supply Agreement

   IFCO International Food Container Organization GmbH, one of our wholly owned subsidiaries, is a party to a supply agreement with Schoeller Plast Industries GmbH, dated November 4, 1997. The supply agreement was later assigned to Schoeller Plast AG, an indirect 80%-owned subsidiary of Schoeller Industries. Schoeller Industries will not become part of IFCO Systems upon completion of the merger and will remain under the control of Martin and Christoph Schoeller. Under the supply agreement, Schoeller Plast AG has agreed to supply collapsible plastic RTCs exclusively to IFCO GmbH, and IFCO GmbH has agreed to purchase RTCs for use in the European market exclusively from Schoeller Plast AG. Schoeller Plast AG has also agreed to provide ongoing research and development to improve technology relating to the RTCs. Under the supply agreement, all IFCO RTC technological developments are registered on behalf of IFCO GmbH. The supply agreement also includes an exclusive royalty-free license to Schoeller Plast AG with respect to the manufacturing of the IFCO RTCs for IFCO GmbH.

   The pricing of the RTCs purchased under the supply agreement is based upon the type of RTC purchased. According to the terms of the supply agreement, IFCO GmbH purchases the RTCs for cash, although, in the event that the average price per RTC exceeds DM6.10, or approximately $2.96, IFCO GmbH may purchase the RTCs by recording a payable, bearing interest at 7.59% per year, in favor of Schoeller Plast AG for the aggregate cost of the RTCs purchased in excess of DM6.10 per RTC. Additionally, IFCO GmbH has the option of requesting cost plus pricing. Cost plus pricing would allow IFCO GmbH to purchase RTCs at Schoeller Plast AG's actual cost of production plus an agreed amount or percentage for Schoeller Plast AG's profit.

   If IFCO GmbH desires to purchase additional, different, or improved products from other suppliers, Schoeller Plast AG is entitled to deliver, within three months, the products or any comparable products to IFCO GmbH, and IFCO GmbH is required to purchase these products from Schoeller Plast AG under the terms and conditions of the supply agreement. If Schoeller Plast AG is unable to supply the requested products, IFCO GmbH may obtain the products from other sources. If, however, IFCO GmbH is unsuccessful in marketing these products, Schoeller Plast AG may market the products on a non-exclusive basis to third parties. Further, if Schoeller Plast AG offers the products to any other customer at a price or on conditions more favorable than those extended to IFCO GmbH, the parties shall renegotiate the terms and conditions of the supply agreement.

   The supply agreement expires on December 31, 2007, and may be renewed by the parties for an additional ten-year period. The supply agreement may be terminated by either party at any time for cause. If the supply agreement is terminated by IFCO GmbH for good cause, Schoeller Plast AG is prohibited from competing with IFCO GmbH for two years after that termination.

   MTS may also become a party to the supply agreement whereby Schoeller Plast AG will provide MTS with RTCs for dry goods.

   In January 1999, IFCO GmbH entered into an additional agreement with Schoeller Plast AG in which Schoeller Plast AG agreed to share higher initial costs related to the strategic growth of the crate leasing and supply business up to a maximum amount of DM6.0 million, or approximately $2.9 million, for the year ended 1999. For the year ended December 31, 1999, Schoeller Plast AG has reimbursed IFCO GmbH DM6.0 million, or approximately $2.9 million, which has been recorded as a reduction of costs of goods sold. The additional agreement terminated at the end of 1999, and after December 31, 1999, no further costs related to the additional agreement will be reimbursed.

Management Agreements

   Pursuant to a management agreement, dated as of January 2, 1997, Schoeller Industries provides administrative and management services to IFCO Europe and its subsidiaries, including management advice with respect to acquisition activities and strategic alliances. In exchange for these services, IFCO Europe and its subsidiaries pay Schoeller Industries an annual management fee, which is paid monthly, that will not exceed

DM1.5 million, or approximately $0.7 million, for each of the fiscal years 1999 and 2000. This management agreement expires December 31, 2000, and may be extended from year to year if mutually agreed upon.

   Pursuant to a second management agreement, dated as of January 2, 1997, Schoeller Industries provides administrative and management services to MTS, including management advice with respect to acquisition activities and strategic alliances. In exchange for these services, MTS pays Schoeller Industries an annual management fee, which is paid monthly, that will not exceed DM250,000, or approximately $121,000, for each of the fiscal years 1999 and 2000. This management agreement expires December 31, 2000, and may be extended from year to year if mutually agreed upon. Each of the management agreements will continue to be in effect upon completion of the merger, although Schoeller Industries will not become part of IFCO Systems and will remain under the control of Martin and Christoph Schoeller.

Loans and Guarantees

   Martin Schoeller and Christoph Schoeller have, together, loaned IFCO International $800,000 at an interest rate of 5% per annum. The loan became due on December 31, 1998, and has been extended to December 31, 2000. The purpose of the loan was to enable IFCO International to extend a loan of $800,000 to IFCO U.S. This loan was repaid upon the closing of the merger and IPO.

   Additionally, pursuant to an agreement between Schoeller-U.S., Inc, and IFCO U.S., Martin Schoeller and Christoph Schoeller have together loaned to IFCO U.S. $300,000. The loans are to provide additional working capital to IFCO U.S. The loans have an interest rate equivalent to the interest rate paid by IFCO U.S. on loans to IFCO U.S. from Intertape and were repaid upon the closing of the merger and the IPO.

   Martin Schoeller and Christoph Schoeller have each loaned IFCO International an amount equal to 37.5 million yen, or 75.0 million yen in total, or approximately $696,000, at an interest rate of 2.5% per year. The purpose of the loan was to enable IFCO International to purchase capital stock in IFCO Japan. The loan becomes due on December 31, 2000.

   Additionally, Martin Schoeller and Christoph Schoeller have each loaned to IFCO International DM100,000, or DM200,000 in total, or approximately $97,000 at an interest rate of 5.0% per annum. The purpose of the loan was to provide additional working capital to IFCO International and was repaid upon the closing of the merger and IPO.

   Creditanstalt--Bankverein AG extended a credit facility of DM1.5 million, approximately $0.7 million, to IFCO International. Of this amount, approximately $500,000 was available to IFCO Argentina through Banco B.I. Creditanstalt S.A., an affiliate of Creditanstalt. The credit facility had a variable interest rate and became due on June 30, 1998, and has been extended to May 31, 2000. To secure the DM1.5 million credit facility provided by Creditanstalt--Bankverein, Alexander Schoeller & Co. Management Holding GmbH, a company owned by Alexander Schoeller, and Alexander Schoeller & Co. GmbH Schweiz, also a company owned by Alexander Schoeller, each provided a guarantee of up to DM1.5 million in favor of Creditanstalt. This loan was repaid upon the closing of the merger and IPO.

Participating Rights

   IFCO GmbH has issued to Schoeller Plast Industries GmbH, an 80%-owned subsidiary of Schoeller Industries, participating rights with a nominal value of DM10.0 million, or approximately $4.8 million. The participating rights have no voting rights and may be terminated by IFCO GmbH upon repayment of the nominal value. In the event of IFCO GmbH's liquidation, the participating rights are repayable after all other creditors and rank equally with the share capital. The participating rights share in IFCO GmbH's profits, up to a maximum of approximately $0.9 million, per year, before any other distribution may be made and in IFCO GmbH's losses in the amount of 10% per year until the balance is exhausted. If the participating rights have been reduced from their nominal value by their share of losses, future profits must first be used to restore them to their nominal value before any other distributions may be made. IFCO GmbH redeemed these participating rights at their book value at the closing of the IPO.

Redeemable Participating Rights

   In 1996, IFCO International received DM2.0 million, or approximately $1.0 million, from Alexander Schoeller & Co. Management Holding GmbH, a company that is wholly owned by the Schoellers. Each year that IFCO International recognizes a profit under German GAAP, Alexander Schoeller & Co. is entitled to DM250,000, or approximately $121,000 per year. This amount is cumulative, and any unpaid balance due to IFCO International's lack of profit bears interest at 6.0% per year. Alexander Schoeller & Co. does not participate in IFCO International's losses and has no voting rights in IFCO International. The agreement is for an unlimited duration and may be terminated by either party with a six-month notice period. IFCO International redeemed these redeemable participating rights at their book value at the closing of the IPO.

Agreement with GE Capital and GE Erste

   GE Erste owned the single outstanding preferential share of IFCO Europe. Schoeller Industries, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, Gebruder Schoeller, Schoeller KG, and we entered into the Option Release and IPO-Facilitation Agreement with GE Capital and GE Erste in connection with the proposed merger and the IPO. Pursuant to the Option Release
Agreement:

  .  GE Erste consented to the merger and the IPO;

  . GE Erste agreed to contribute the IFCO Europe preferential share to us for purposes of the merger and the IPO upon the request of GE Capital or Schoeller Industries;

  . GE Capital and GE Erste agreed, effective with the completion of the merger and the IPO, to cancel and waive all options and other rights they have under existing agreements to purchase shares of IFCO Europe, IFCO International, or MTS; and

  . GE Capital and GE Erste will have board observation rights with respect to us.

   In January 2000, GE Erste contributed the IFCO Europe preferential share to Schoeller Holding, which then contributed the share to us. In exchange for the contribution of the IFCO Europe preferential share, Schoeller Holding issued to GE Erste a convertible debenture in the principal amount of DM45.0 million, or approximately $21.8 million, with a 30-year term and bearing 5% interest per year. The convertible debenture is convertible by GE Erste into our ordinary shares held by Schoeller Holding consisting of not more than 15.45% of the capital stock outstanding before completion of the merger and the IPO or into a corresponding number of ordinary shares in Schoeller Holding. GE Erste may require conversion of the debenture on demand at any time beginning six months after the IPO. GE Erste's conversion of its debenture into our ordinary shares after the merger will not dilute the ownership of the former PalEx stockholders or the purchasers of shares in the IPO.

   If at any time after the IPO the value of 15.45% of the capital stock outstanding before the merger and the IPO is less than DM45.0 million, or approximately $21.8 million, plus the accrued interest under the debenture, GE Erste may require payment of the full principal plus accrued interest from Schoeller Holding. In that case, however, Schoeller Holding has the right, instead of making payment in cash, to deliver our ordinary shares with a value equal to DM45.0 million, or approximately $21.8 million, plus accrued interest. GE Erste will continue to own the debenture or the ordinary shares received on exercise for at least one year after the IPO. GE Erste will, however, be able to sell the debenture or the ordinary shares after the IPO if we make a corporate acquisition or merger with a company or business that does not comply with GE Capital's internal rules for affiliated companies.

   In consideration of GE Capital's and GE Erste's release of options and other rights, before the effective time of the merger, we paid GE Capital approximately DM43.0 million, or approximately $21.1 million (as of March 8, 2000), out of the net proceeds of the offering of the notes, the IPO, and initial borrowings under the new senior credit facility. In addition, Schoeller Industries has granted GE Capital an option to purchase approximately 95,000 IFCO Systems ordinary shares held by Schoeller Holding at the IPO price.

          SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

   The following table sets forth as of June 30, 2000, the beneficial ownership of our ordinary shares, by each person who, to our knowledge, beneficially owned more than 10% of our ordinary shares and all of our directors and executive officers as a group.

   Except as indicated, beneficial ownership includes the sole power to vote and dispose of our ordinary shares. If a person has the right to acquire beneficial ownership of any ordinary shares by exercise of options within 60 days after June 30, 2000, the ordinary shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our ordinary shares that person owns. These ordinary shares are not included in the computations for any other person.

                                                          Beneficial Ownership
                                                          ---------------------
                  Name of Beneficial Owner                  Shares   Percentage
                  ------------------------                ---------- ----------
     Christoph Schoeller(1).............................  20,771,500    47.7%
     Martin A. Schoeller(1).............................  20,771,500    47.7%
     All directors and executive officers as a group (12
      persons)(2).......................................  22,310,952    50.0%

--------
(1) The listed ordinary shares are owned directly by Schoeller Holding, which is owned 75.95% by Schoeller Industries and 24.05% by Gebruder Schoeller. Schoeller Industries and Gebruder Schoeller are each beneficially owned by Christoph Schoeller, Martin Schoeller, Andrea Schoeller, and Schoeller KG. Christoph Schoeller and Martin Schoeller share voting and investment power with respect to the capital shares of Schoeller Holding, Schoeller Industries, Schoeller Holdings GmbH, which directly owns the shares of Schoeller Industries, and Gebruder Schoeller. Includes (a) 1,900,000 ordinary shares beneficially owned by Andrea Schoeller, Christoph Schoeller's wife, and (b) 2,000,000 ordinary shares beneficially owned by Schoeller KG, which is beneficially owned by Alexander Schoeller and Leopold Schoeller, the children of Martin Schoeller. Christoph Schoeller and Martin Schoeller disclaim beneficial ownership of the ordinary shares beneficially owned by Andrea Schoeller and by Schoeller KG. Each of Christoph and Martin Schoeller have been granted options to purchase 771,500 IFCO ordinary shares that are fully exercisable.
(2) Includes (a) a total of 3,901,131 ordinary shares with respect to which the director or executive officer disclaims beneficial ownership and (b) options to purchase a total of 1,843,000 ordinary shares that are exercisable within 60 days of June 30, 2000. Excludes options to purchase a total of 1,396,805 ordinary shares that are not exercisable.

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

                   DESCRIPTION OF NEW SENIOR CREDIT FACILITY

   On the closing date of the Transactions, IFCO Systems and PalEx entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000, to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce, which is an affiliate of CIBC World Markets Corp., and Bank One, Texas, NA, which is an affiliate of Banc One Capital Markets, Inc. CIBC World Markets Corp. and Banc One Capital Markets, Inc. served as co-arrangers and co-book runners for the new senior credit facility. CIBC World Markets Corp. acted as the syndication agent and Bank One, Texas, NA also acted as the administrative agent (the "Agent"). The following is a summary description of the principal terms of the new senior credit facility. The description set forth below does not purport to be complete and is qualified in its entirety by reference to the agreements setting forth the principal terms and conditions of the new senior credit facility.

   The new senior credit facility provides for borrowings of up to $235.0 million and consists of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.75 million and (2) a revolving credit facility providing for revolving loans to PalEx of up to $126.25 million.

   The term loan may be borrowed in up to 20 drawings under the new senior credit facility commencing on the closing date of the Transactions and ending on the third anniversary of the closing date. The term loan facility may be used only to finance permitted acquisitions. Permitted acquisitions include any acquisition in which the total consideration we pay does not exceed $25.0 million. The aggregate amount of consideration we pay in connection with permitted acquisitions during any consecutive 12-month period may not exceed $90.0 million.

   We are able to draw on the revolving credit facility from the closing date of the Transactions through the third anniversary of the closing date. The revolving credit facility matures on the sixth anniversary of the closing date. The revolving credit facility may be utilized to make capital expenditures and to finance the working capital needs of IFCO Systems and our subsidiaries in the ordinary course of business and to pay fees and expenses related to the transactions.

   The borrowing base under the revolving credit facility is based on a percentage of our eligible accounts receivable, eligible inventory and eligible RTCs. Eligible inventory includes RTCs and pallets that we and our subsidiaries own for lease to third parties, and eligible RTCs are those owned by IFCO U.S. The borrowing base is computed by PalEx on a periodic basis, and a borrowing base certificate will be delivered to the Agent reflecting the borrowing base as of the last day of the period mutually agreed upon.

   PalEx has available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradeable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an aggregate amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduces availability under the revolving facility on a dollar-for-dollar basis.

   PalEx may obtain letters of credit, in an amount not in excess of $25.0 million of the revolving facility, issued by Canadian Imperial Bank of Commerce and Bank One, NA. Any letter of credit issued will expire on the earlier of (1) one year after the date of issue or (2) five business days prior to the termination of the revolving credit facility, provided, that any letter of credit with a one-year term may provide for additional one-year periods, but under no circumstances may the term exceed five days prior to the termination of commitments under the revolving credit facility. Drawings under any letter of credit will be reimbursed by PalEx on the same business day.

   PalEx's obligations under the new senior credit facility are guaranteed by us and each of our existing and future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the Agent. The new senior credit facility and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the cost of obtaining the security interest are excessive in relation to the value of the security.

   The outstanding amounts under the term loan and the revolving credit facility are repayable in 12 consecutive quarterly installments commencing 39 months after the closing date in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period set forth in the new senior credit facility.

   The new senior credit facility contains a number of covenants that, among other things, limit our and our subsidiaries' ability to dispose of assets, incur additional indebtedness, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay indebtedness, or engage in certain transactions with affiliates, and otherwise restrict certain corporate activities. In addition, the new senior credit facility requires that we and our subsidiaries comply with specified ratios and tests.

   The new senior credit facility contains customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other indebtedness, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

                      DESCRIPTION OF THE REGISTERED NOTES

   The Company will issue the Series B notes under an existing Indenture, dated as of March 8, 2000 (the "Indenture"), by and among itself, the Guarantors and The Bank of New York, as trustee (the "Trustee"). The outstanding Series A notes and the registered Series B notes are collectively referred to as the "Notes." The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TIA") as in effect on the date of the Indenture. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the TIA for a statement of them. The following is a summary of the material terms and provisions of the Notes. This summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Notes and the Indenture (including the definitions contained therein). A copy of the form of Indenture may be obtained from the Company by any holder or prospective investor upon request. Definitions relating to certain capitalized terms are set forth under "--Certain Definitions." Capitalized terms that are used but not otherwise defined herein have the meanings ascribed to them in the Indenture and such definitions are incorporated herein by reference.

General

   The Notes will be limited in aggregate principal amount to (Euro)200.0 million. The Notes will be issued in registered form in minimum denominations of (Euro)50,000 and in increments of (Euro)1,000 above (Euro)50,000. The Notes are general unsecured obligations of the Company, subordinated in right of payment to Senior Debt of the Company and senior in right of payment to any current or future subordinated Indebtedness of the Company. The Notes rank and will rank pari passu without any preference among themselves.

   The Guarantors (together with each other Restricted Subsidiary of the Company which guarantees payment of the Notes pursuant to the covenant described under "--Certain Covenants--Limitation on Creation of Subsidiaries") have jointly and severally Guaranteed the Notes, on a senior subordinated basis, as to payment of principal, premium, if any, and interest.

Governing Law

   The Notes and the Indenture are governed by New York law.

Maturity, Interest and Principal

   The Notes will mature on March 15, 2010. The Notes may be redeemed upon stated maturity for 100% of their principal amount plus any accrued and unpaid interest. The Notes will bear interest at a rate of 10 5/8% per annum from the Issue Date until maturity. Interest is payable semiannually in arrears on each March 15 and September 15 commencing September 15, 2000, to holders of record of the Notes at the close of business on the immediately preceding March 1 and September 1, respectively. The interest rate on the Notes is subject to increase, and such Additional Interest will be payable on the payment dates set forth above, in certain circumstances, if the Notes (or other securities substantially similar to the Notes) are not registered with the SEC within the prescribed time periods. See "Exchange Offer; Registration Rights."

Optional Redemption

   The Company may redeem the Notes at its option, in whole at any time or in part from time to time, on or after March 15, 2005, at the following redemption prices (expressed as percentages of the principal amount thereof), together, in each case, with accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on March 15 of each year listed below:

   Year                                                               Percentage
   ----                                                               ----------
   2005.............................................................. 105.3125%
   2006.............................................................. 103.5417%
   2007.............................................................. 101.7708%
   2008 and thereafter............................................... 100.0000%

   Notwithstanding the foregoing, the Company may redeem in the aggregate up to 35% of the original principal amount of Notes at any time and from time to time prior to March 15, 2003 at a redemption price equal to 110.625% of the aggregate principal amount so redeemed, plus accrued and unpaid interest, if any, to the redemption date out of the Net Proceeds of one or more Equity Offerings; provided that:

   (1) at least 65% of the principal amount of Notes originally issued remains outstanding immediately after the occurrence of any such redemption; and

   (2) any such redemption occurs within 60 days following the closing of any such Equity Offering.

   In the event of a redemption of fewer than all of the Notes, the Trustee shall select the Notes to be redeemed in compliance with the standard procedures of Euroclear and/or Clearstream, as the case may be, and the Luxembourg Stock Exchange on a pro rata basis, by lot or in such other manner as the Trustee shall deem fair and equitable. The Notes will be redeemable in whole or in part upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to a holder's last address as it shall appear on the register maintained by the Registrar of the Notes. Notice of any redemption will also be published in a Luxembourg newspaper of general circulation. On and after any redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption unless the Company shall fail to redeem any such Note.

Subordination

   The indebtedness represented by the Notes is, to the extent and in the manner provided in the Indenture, subordinated in right of payment to the prior indefeasible payment and satisfaction in full in cash of all existing and future Senior Debt of the Company. As of October 31, 1999, after giving pro forma effect to the Transactions, the principal amount of outstanding Senior Debt of the Company, on a consolidated basis, would have been approximately $4.2 million, or (Euro)4.0 million ((Euro)4.4 million based on the current exchange rate), excluding capital leases.

   In the event of any

   (1) bankruptcy, reorganization, insolvency, receivership, or similar proceeding relating to the Company or to its creditors, as such, or to its assets;

   (2) liquidation or dissolution or other winding-up of the Company;

   (3) assignment for the benefit of creditors of the Company; or

   (4) marshalling of assets or liabilities of the Company,

   (all of the foregoing events described in clauses (1) through (4) referred to herein individually as a "Bankruptcy Proceeding" and collectively as "Bankruptcy Proceedings"), the holders of Senior Debt of the Company will be entitled to receive payment and satisfaction in full in cash of all amounts due on or in respect of all Senior Debt of the Company before the holders of the Notes are entitled to receive or retain any payment or distribution of any kind on account of the Notes. By reason of such subordination, in the event of any such Bankruptcy Proceeding, creditors of the Company who are holders of Senior Debt may recover more, ratably, than other creditors of the Company, including holders of the Notes.

   Upon the occurrence of a Payment Default on Designated Senior Debt, no payment or distribution of any kind or character (including, without limitation, cash, property, and any payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of the Notes by the Company) may be made by or on behalf of the Company or any Restricted Subsidiary of the Company, including, without limitation, by way of set-off or otherwise, for or on account of the Notes, or for or on account of the purchase, redemption or other acquisition of any Notes, and neither the Trustee nor any holder or owner of any Notes shall take or receive from the Company or any Restricted

Subsidiary of the Company, directly or indirectly in any manner, payment in respect of all or any portion of Notes commencing on the date of receipt by the Trustee of written notice from the representative of the holders of Designated Senior Debt (the "Representative") of the occurrence of such Payment Default, and in any such event, such prohibition shall continue until such Payment Default is cured, waived in writing, or otherwise ceases to exist. At such time as the prohibition set forth in the preceding sentence shall no longer be in effect, subject to the provisions of the following paragraph, the Company shall resume making any and all required payments in respect of the Notes, including any missed payments.

   Upon the occurrence of a Non-Payment Event of Default on Designated Senior Debt, no payment or distribution of any kind or character (including, without limitation, cash, property and any payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of the Notes by the Company) may be made by the Company or any Restricted Subsidiary of the Company, including, without limitation, by way of set-off or otherwise, for or on account of the Notes, or for or on account of the purchase, redemption, or other acquisition of any Notes, and neither the Trustee nor any holder or owner of any Notes shall take or receive from the Company or any Restricted Subsidiary of the Company, directly or indirectly in any manner, payment in respect of all or any portion of the Notes for a period (a "Payment Blockage Period") commencing on the date of receipt by the Trustee of written notice from the Representative of such Non-Payment Event of Default unless and until (subject to any blockage of payments that may then be in effect under the preceding paragraph) the earliest of

     (1) more than 179 days shall have elapsed since receipt of such written notice by the Trustee,

     (2) such Non-Payment Event of Default shall have been cured or waived in writing or otherwise shall have ceased to exist or such Designated Senior Debt shall have been paid in full, or

     (3) such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from the Representative,

after which, in the case of clause (1), (2) or (3), the Company shall resume making any and all required payments in respect of the Notes, including any missed payments. Notwithstanding any other provision of the Indenture, in no event shall a Payment Blockage Period commenced in accordance with the provisions of the Indenture described in this paragraph extend beyond 179 days from the date of the receipt by the Trustee of the notice referred to above (the "Initial Blockage Period"). Any number of additional Payment Blockage Periods may be commenced during the Initial Blockage Period; provided, however, that no such additional Payment Blockage Period shall extend beyond the Initial Blockage Period. After the expiration of the Initial Blockage Period, no Payment Blockage Period may be commenced until at least 180 consecutive days have elapsed from the last day of the Initial Blockage Period. Notwithstanding any other provision of the Indenture, no Non-Payment Event of Default with respect to Designated Senior Debt that existed or was continuing on the date of the commencement of any Payment Blockage Period initiated by the Representative shall be, or be made, the basis for the commencement of a second Payment Blockage Period initiated by the Representative, whether or not within the Initial Blockage Period, unless such Non- Payment Event of Default shall have been cured or waived for a period of not less than 90 consecutive days.

   In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind, whether in cash, property, or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Debt of the Company is paid and satisfied in full in cash, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Debt and will be immediately paid over or delivered to the holders of Senior Debt or their representative or representatives to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Debt.

   Each Guarantee will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Debt of the respective Guarantor and will be subject to the rights of holders of Designated Senior Debt of such Guarantor to initiate blockage periods, upon terms substantially comparable to the subordination of the Notes to all Senior Debt of the Company.

   If the Company or any Guarantor fails to make any payment on the Notes or any Guarantee, as the case may be, when due or within any applicable grace period, whether or not on account of payment blockage provisions, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof. See "--Events of Default."

   A holder of Notes by its acceptance of Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee its attorney-in-fact for such purpose.

Certain Covenants

   The Indenture will contain, among others, the following covenants:

 Limitation on Additional Indebtedness

   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur (as defined) any Indebtedness (including Acquired Indebtedness); provided that the Company or any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness) if after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the Company's Consolidated Fixed Charge Coverage Ratio is at least 2.5 to 1.

   Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may incur Permitted Indebtedness; provided that the Company will not incur any Permitted Indebtedness that ranks junior in right of payment to the Notes that has a maturity or mandatory sinking fund payment prior to the maturity of the Notes. Notwithstanding any other provision of this "Limitation on Additional Indebtedness" covenant, (1) the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies and (2) in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness or is otherwise entitled to be incurred pursuant to this covenant, the Company may, in its sole discretion, classify (or reclassify) such item of Indebtedness in any manner that complies with this covenant and such items of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, accretion or amortization of original issue discount, and the payment of interest in the form of additional Indebtedness, will not be deemed to be an incurrence of Indebtedness for purposes of this covenant and accruals of mandatory dividends or the payment of mandatory dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed an issuance of Disqualified Capital Stock for purposes of this covenant.

 Limitation on Other Senior Subordinated Indebtedness

   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur, contingently or otherwise, any Indebtedness (other than the Notes and the Guarantees, as the case may be) that is both (1) subordinated in right of payment to any Senior Debt of the Company or any of its Restricted Subsidiaries, as the case may be, and (2) senior in right of payment to the Notes and the Guarantees, as the case may be. For purposes of this covenant, Indebtedness is deemed to be senior in right of payment to the Notes or the Guarantees, as the case may be, if it is not explicitly subordinated in right of payment to Senior Debt at least to the same extent as the Notes and the Guarantees, as the case may be, are subordinated to such Senior Debt.

 Limitation on Restricted Payments

   The Company will not make, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

   (1) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

   (2) immediately after giving pro forma effect to such Restricted Payment, the Company could incur (Euro)1.00 of additional Indebtedness (other than Permitted Indebtedness) under "--Limitation on Additional Indebtedness" above; and

   (3) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date does not exceed the sum of

     (a) 50% of the Company's Cumulative Consolidated Net Income (or minus 100% of any cumulative deficit in Consolidated Net Income during such period), provided that for purposes of this "Limitation on Restricted Payments" covenant the Company's Cumulative Consolidated Net Income shall include the net income (loss) of PalEx from January 1, 2000,

     (b) 100% of the aggregate Net Proceeds received by the Company from the issue or sale after the Issue Date of Capital Stock (other than Disqualified Capital Stock or Capital Stock of the Company issued to any Subsidiary of the Company) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which have been so converted, exercised, or exchanged, as the case may be,

     (c) without duplication of any amounts included in clause (3)(b) above, 100% of the aggregate Net Proceeds received by the Company from any equity contribution from a holder of the Company's Capital Stock, excluding, in the case of clauses (3)(b) and (c), any Net Proceeds from an Equity Offering to the extent used to redeem the Notes, and

     (d) without duplication, the sum of

       (i) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends, or other distributions;

       (ii) the net proceeds received by the Company or any of its Restricted Subsidiaries from the disposition, retirement or redemption of all or any portion of such Investments (other than to a Subsidiary of the Company); and

       (iii) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of the net assets of such Subsidiary,

provided, however, that the sum of clauses (i), (ii), and (iii) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

   For purposes of determining under clause (3) above, the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

   The provisions of this covenant shall not prohibit:

   (1) the payment of any distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture,

   (2) the repurchase, redemption, or other acquisition or retirement of any shares of Capital Stock of the Company or Indebtedness subordinated to the Notes by conversion into, or by or in exchange for, shares of Capital Stock of the Company (other than Disqualified Capital Stock), or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Capital Stock),

   (3) the redemption or retirement of Indebtedness of the Company subordinated to the Notes in exchange for, by conversion into, or out of the Net Proceeds of a substantially concurrent sale or incurrence of, Indebtedness of the Company (other than any Indebtedness owed to a Subsidiary) that is Refinancing Indebtedness,

   (4) the retirement of any shares of Disqualified Capital Stock of the Company by conversion into, or by exchange for, shares of Disqualified Capital Stock of the Company, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Disqualified Capital Stock of the Company,

   (5) payments made to effect the Transactions,

   (6) repurchases by the Company of Capital Stock (other than Disqualified Capital Stock) (or options therefor) of the Company from directors, officers, or employees of the Company or any of its Restricted Subsidiaries or their authorized representatives upon the death, disability, termination of employment of such officers or employees, in an aggregate amount not to exceed, in any calendar year, (Euro)1.0 million,

   (7) loans and advances to officers and other employees of the Company or any of its Restricted Subsidiaries for the exercise of stock options in any amount not to exceed (Euro)1.0 million at any one time outstanding,

   (8) the exchange by the Company of the SMG Exchangeable Shares for cash and/or Capital Stock of the Company (other than Disqualified Capital Stock of the Company) as elected by a holder of SMG Exchangeable Shares on or before the Issue Date, and

   (9) other Restricted Payments in an aggregate amount since the Issue Date not to exceed (Euro)2.0 million.

   In calculating the aggregate amount of Restricted Payments made subsequent to the Issue Date for purposes of clause (3) of the first paragraph above, amounts expended pursuant to clause (1) of the immediately preceding paragraph shall be included in such calculation.

 Limitation on Investments

   The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Investment other than:

   (1) a Permitted Investment, or

   (2) an Investment that is made after the Issue Date as a Restricted Payment in compliance with the "Limitation on Restricted Payments" covenant.

 Limitation on Liens

   The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, or otherwise cause or suffer to exist or become effective any Liens of any kind securing Indebtedness other than Senior Debt upon any property or asset of the Company or any of its Restricted Subsidiaries or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary of the Company that owns property or assets, now owned or hereafter acquired, unless:

   (1) if such Lien secures Indebtedness that is subordinated to the Notes, any such Lien shall be subordinated to the Lien granted to the holders of the Notes to the same extent as such Indebtedness is subordinated to the Notes; and

   (2) in all other cases, the Notes are equally and ratably secured; except for:

     (a) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

     (b) Liens of the Company or a Wholly Owned Restricted Subsidiary of the Company on assets of any Restricted Subsidiary;

     (c) Liens securing Refinancing Indebtedness that is incurred to Refinance any Indebtedness that has been secured by a Lien permitted under the Indenture and that has been incurred in accordance with the provisions of the Indenture, provided, however, that such Liens: (i) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness as being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; and

     (d) Permitted Liens.

 Limitation on Transactions with Affiliates

   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (each an "Affiliate Transaction") unless:

   (1) such Affiliate Transaction is between or among the Company and its Restricted Subsidiaries; or

   (2) the terms of such Affiliate Transaction are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties.

   In any Affiliate Transaction (or any series of related Affiliate Transactions that are similar or part of a common plan) involving an amount or having a fair market value in excess of (Euro)2.0 million that is not permitted under clause (1) above, the Company must obtain a resolution of the board of directors of the Company certifying that such Affiliate Transaction complies with clause (2) above. In any Affiliate Transaction (or any series of related Affiliate Transactions that are similar or part of a common plan) involving an amount or having a fair market value in excess of (Euro)5.0 million that is not permitted under clause (1) above, the Company must obtain a favorable written opinion as to the fairness of such transaction or transactions, as the case may be, from an Independent Financial Advisor.

   The foregoing provisions will not apply to:

   (1) reasonable fees and compensation and customary expense reimbursement paid to, and indemnity provided on behalf of, officers, directors, employees, or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's board of directors or senior management,

   (2) any agreement as in effect as of the Issue Date (including, without limitation, any agreement entered into on the Issue Date in connection with the Transactions) or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the holders in any material respect than the original agreement as in effect on the Issue Date,


   (3) loans and advances to employees or officers of the Company and its Restricted Subsidiaries permitted by clause (3) of the definition of "Permitted Investments,"

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

   (4) Restricted Payments permitted by the Indenture,

   (5) transactions with Affiliates solely in their capacity as holders of Indebtedness or Capital Stock of the Company or any of its Subsidiaries, so long as such Affiliates are treated no more favorably than holders of such Indebtedness or Capital Stock generally, or

   (6) transactions with a Receivables Subsidiary in connection with Permitted Receivables Financing.

 Limitation on Creation of Subsidiaries

   The Company will not create or acquire, and will not permit any of its Restricted Subsidiaries to create or acquire, any Subsidiary other than:

   (1) a Restricted Subsidiary existing as of the Issue Date,

   (2) a Restricted Subsidiary that is acquired or created after the Issue Date; provided, however, that each Restricted Subsidiary other than an Immaterial Subsidiary acquired or created pursuant to this clause (2) shall have executed a guarantee, pursuant to which such Restricted Subsidiary will become a Guarantor; provided, further, in the event the Company or any of its Restricted Subsidiaries incurs Acquired Indebtedness (assuming such incurrence is in accordance with the "Limitation on Additional Indebtedness" covenant) as a result of the acquisition of a Restricted Subsidiary and as long as the terms of such Acquired Indebtedness prohibit the Guarantee of the Notes by such newly-acquired Restricted Subsidiary or such newly-acquired Restricted Subsidiary would be in breach or default of the terms of the Acquired Indebtedness as a result of such Guarantee, such Restricted Subsidiary will not be required to execute a Guarantee; provided, that, until such Restricted Subsidiary executes and delivers a Guarantee in accordance with this covenant,
(a) none of the Company or any other Restricted Subsidiary of the Company will transfer any assets (other than in the ordinary course of business) to such newly-acquired Restricted Subsidiary, (b) such newly-acquired Restricted Subsidiary will not transfer such Acquired Indebtedness to the Company or any other Restricted Subsidiary, and (c) neither the Company nor any Restricted Subsidiary of the Company shall provide any guarantee of, or similar credit support for, or otherwise become directly or indirectly liable for any Indebtedness of such newly-acquired Restricted Subsidiary, or

   (3) an Unrestricted Subsidiary.

 Limitation on Certain Asset Sales

   The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

   (1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the board of directors of the Company, and evidenced by a board resolution);

   (2) not less than 75% of the consideration received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents other than in the case where the Company or such Restricted Subsidiary is undertaking a Permitted Asset Swap; and

   (3) the Asset Sale Proceeds received by the Company or such Restricted Subsidiary are applied:

     (a) to the extent the Company or any such Restricted Subsidiary, as the case may be, elects, or is required, to prepay, repay or purchase indebtedness under any then existing Senior Debt of the Company or any such Restricted Subsidiary within 360 days following the receipt of the Asset Sale Proceeds from any Asset Sale; provided that any such repayment shall result in a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid;


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

     (b) to the extent the Company elects, to an investment in assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another Person) used or useful in its business; provided that such investment occurs or the Company or any such Restricted Subsidiary enters into contractual commitments to make such investment, subject only to customary conditions, within 270 days following receipt of such Asset Sale Proceeds (provided that such investment shall in any event be consummated no later than 90 days following such 270th day); and

     (c) if on such 360th day in the case of clause (3)(a) or the 270th day in the case of clause 3(b) (or on such 90th day in the case of the proviso to clause (3)(b)) with respect to any Asset Sale, the Available Asset Sale Proceeds exceed (Euro)10.0 million, the Company shall apply an amount equal to the Available Asset Sale Proceeds to an offer to repurchase the Notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date (an "Excess Proceeds Offer").

   Notwithstanding the foregoing, in the event that a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary dividends or distributes to all of its stockholders on a pro rata basis any proceeds of an Asset Sale to the Company or another Restricted Subsidiary, the Company or such Restricted Subsidiary need only apply its share of such proceeds in accordance with the preceding clauses (a), (b), and (c).

   If an Excess Proceeds Offer is not fully subscribed, the Company may retain the portion of the Available Asset Sale Proceeds not required to repurchase Notes.

   If the Company is required to make an Excess Proceeds Offer, the Company shall mail, within 30 days following the date specified in clause (3)(c) above, a notice to the holders stating, among other things:

     (1) that such holders have the right to require the Company to apply the Available Asset Sale Proceeds to repurchase such Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date;

     (2) the purchase date, which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed;

     (3) the instructions that each holder must follow in order to have such Notes purchased; and

     (4) the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the purchase of such Notes.

   In the event of the transfer of substantially all of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "--Merger, Consolidation, or Sale of Assets" below, the successor Person shall, for purposes of this covenant, be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred and shall comply with the provisions set forth in 3(a), 3(b), and 3(c) of this covenant with respect to such deemed sale as if it were an Asset Sale.

   The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Excess Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

 Limitation on Preferred Stock of Restricted Subsidiaries

   The Company will not permit any of its Restricted Subsidiaries that are not Guarantors to issue any Preferred Stock (except Preferred Stock issued to the Company or a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the

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

Company) to hold any such Preferred Stock unless such Restricted Subsidiary would be entitled to incur or assume Indebtedness under "--Limitation on Additional Indebtedness" above (other than Permitted Indebtedness) in the aggregate principal amount equal to the aggregate liquidation value as of the date of issuance thereof of the Preferred Stock to be issued.

 Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

   (1) pay dividends or make any other distributions to the Company or any Restricted Subsidiary of the Company

     (a) on its Capital Stock, or

     (b) with respect to any other interest or participation in, or measured by, its profits or

   (2) repay any Indebtedness or any other obligation owed to the Company or any Restricted Subsidiary of the Company,

   (3) make loans or advances or capital contributions to the Company or any of its Restricted Subsidiaries, or

   (4) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries,

   except for such encumbrances or restrictions existing under or by reason of:

   (1) encumbrances or restrictions existing on the Issue Date to the extent and in the manner such encumbrances and restrictions are in effect on the Issue Date,

   (2) the Indenture, the Notes, and the Guarantees,

   (3) applicable law,

   (4) contracts to which any Person who is acquired in accordance with the terms of the Indenture is a party, including any instrument governing Acquired Indebtedness or Capital Stock, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person (including any Subsidiary of the Person), so acquired,

   (5) customary non-assignment provisions in leases or other agreements entered in the ordinary course of business and consistent with past practices,

   (6) Refinancing Indebtedness; provided that such restrictions are no more restrictive than those contained in the agreements governing the Indebtedness being extended, refinanced, renewed, replaced, defeased, or refunded,

   (7) customary restrictions in Capitalized Lease Obligations, security agreements, or mortgages securing Indebtedness of the Company or a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such Capitalized Lease Obligations, security agreements, and mortgages,

   (8) customary restrictions with respect to a Restricted Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary,


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

   (9) contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary,

   (10) restrictions on cash or other deposits or net worth imposed by customers under contracts (not evidencing or relating to Indebtedness) entered into in the ordinary course of business,

   (11) customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business,

   (12) customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary, or

   (13) with respect to a Receivables Subsidiary, an agreement relating to Indebtedness of such Receivables Subsidiary which is permitted under "Limitation on Additional Indebtedness" above or pursuant to an agreement relating to a Permitted Receivables Financing by such Receivables Subsidiary.

 Limitation on Sale and Lease-Back Transactions

   The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Lease-Back Transaction unless:

   (1) the consideration received in such Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold, as determined in good faith by the board of directors of the Company and evidenced by a board resolution; and

   (2) the Company could incur the Attributable Indebtedness in respect of such Sale and Lease-Back Transaction in compliance with "--Limitation on Additional Indebtedness" above.

Change of Control Offer

   Upon the occurrence of a Change of Control, the Company shall be obligated to make an offer to purchase (the "Change of Control Offer") each holder's outstanding Notes at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Payment Date (as defined) in accordance with the procedures set forth below.

   Within 30 days of the occurrence of a Change of Control, the Company shall send by first-class mail, postage prepaid, to the Trustee and to each holder of the Notes, at the address appearing in the register maintained by the Registrar of the Notes and publish in a Luxembourg newspaper of general circulation, a notice stating:

   (1) that the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment;

   (2) the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"));

   (3) that any Note not tendered will continue to accrue interest;

   (4) that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

   (5) that holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date;

   (6) that holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission, or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased;

   (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered;

   (8) any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

   (9) the name and address of the Paying Agent.

   On the Change of Control Payment Date, the Company shall, to the extent lawful:

   (1) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer,

   (2) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so tendered and

   (3) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Company.

   The Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Company shall execute and issue, and the Trustee shall promptly authenticate and mail to such holder, a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note shall be issued in an original principal amount in denominations of (Euro)1,000 and integral multiples thereof.

   The Indenture requires that if the New Senior Credit Facility is in effect, or any amounts are owing thereunder or in respect thereof, at the time of the occurrence of a Change of Control, prior to the mailing of the notice to holders described in the second preceding paragraph, the Company covenants to:

   (1) repay in full all obligations and terminate all commitments under or in respect of the New Senior Credit Facility and all other Senior Debt the terms of which require repayment upon a Change of Control or offer to repay in full all obligations and terminate all commitments under or in respect of the New Senior Credit Facility and all such Senior Debt and repay the Indebtedness owed to each such lender who has accepted such offer, or

   (2) obtain the requisite consents under the New Senior Credit Facility and all such other Senior Debt to permit the repurchase of the Notes as described above.

   The Company must first comply with the covenant described in the preceding sentence before it shall be required to purchase Notes in the event of a Change of Control; provided that, notwithstanding the foregoing, the Company's failure to consummate a Change of Control Offer in accordance with the provisions of this covenant due to the covenant described in the immediately preceding sentence shall constitute an Event of Default described in clause (3) under "-- Events of Default" below after the notice required by such clause. As a result of the foregoing, a holder of the Notes may not be able to compel the Company to purchase the Notes unless the Company is able at the time to refinance all of the obligations under or in respect of the New Senior

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

Credit Facility and all such other Senior Debt or obtain requisite consents under the New Senior Credit Facility and all such other Senior Debt.

   The Indenture further provides that (1) if the Company or any Restricted Subsidiary thereof has issued any outstanding (a) Indebtedness that is subordinated in right of payment to the Notes or (b) Preferred Stock, and the Company or such Restricted Subsidiary is required to make a change of control offer or to make a distribution with respect to such subordinated indebtedness or Preferred Stock in the event of a change of control, the Company shall not consummate any such offer or distribution with respect to such subordinated indebtedness or Preferred Stock until such time as the Company shall have paid the Change of Control Purchase Price in full to the holders of Notes that have accepted the Company's change of control offer and shall otherwise have consummated the change of control offer made to holders of the Notes and (2) the Company will not issue Indebtedness that is subordinated in right of payment to the Notes or Preferred Stock with change of control provisions requiring the payment of such Indebtedness or Preferred Stock prior to the payment of the Notes tendered pursuant to a Change of Control Offer in the event of a Change in Control under the Indenture.

   The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

Taxation; Redemption for Taxation Reasons

   All payments of principal, premium (if any), and interest in respect of the Notes and of any other amounts payable pursuant to the Indenture will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Netherlands or any political subdivision or any authority thereof or therein having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Company will pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts received by the Holders after such withholding or deduction shall equal the respective amounts of principal, premium (if any), and interest and of any other amounts payable pursuant to the Indenture that would have been receivable in respect of the Notes in the absence of such withholding or deduction, except that no Additional Amounts shall be payable in relation to any payment in respect of any Note:

   (1) to, or to a third party on behalf of, a Holder who is liable for such taxes, duties, assessments, or governmental charges in respect of such Note by reason of his having some connection with the Netherlands other than the mere holding of the Note; or

   (2) in the case of payments or principal, premium (if any), or interest in respect of the Notes made against presentation of the Note at the specified office of a Paying Agent in the Netherlands; or

   (3) in the case of payments of principal, premium (if any), or interest in respect of the Notes presented for payment more than 30 days after the date on which such payment first becomes due or, if the full amount of the money payable has not been received by the Trustee or a Paying Agent on or prior to such due date, the date on which, the full amount of such money having been so received, notice to that effect shall have been given to the Holders by the Trustee, except to the extent that the Holder thereof would have been entitled to Additional Amounts on presenting such Note for payment on the final day of such period of 30 days; or

   (4) to, or to a third party on behalf of, a Holder who would not be liable or subject to the withholding or deduction by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority.

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

   All, but not less than all, of the Notes may be redeemed, at the option of the Company, at any time, upon giving notice to Holders as described below (which notice shall be irrevocable), at a redemption price equal to 100% of the principal amount thereof, together with interest accrued to the date fixed for redemption, if the Company determines and certifies to the Trustee immediately prior to the giving of such notice that on the occasion of the next payment due in respect of the Notes the payment of Additional Amounts in respect of such Notes would become required as a result of the provisions of this clause. Prior to the giving of any notice of redemption described in this paragraph, the Company shall deliver to the Trustee an Officer's Certificate stating that the obligation to pay Additional Amounts cannot be avoided by the Company taking reasonable measures available to it, and setting forth a statement of facts showing that the conditions precedent to the right of the Company so to redeem have occurred and the Trustee shall be entitled to accept such Certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on the Holders. Notice of redemption shall be given to the Holders at least 30 but not more than 60 days before the date fixed for redemption.

Merger, Consolidation, or Sale of Assets

   The Company will not and will not permit any of its Restricted Subsidiaries to consolidate with, merge with or into, or sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of the assets of the Company and its Restricted Subsidiaries (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any Person unless:

   (1) the Company or such Restricted Subsidiary, as the case may be, shall be the continuing Person, or the Person (if other than the Company or such Restricted Subsidiary) formed by such consolidation or into which the Company or such Restricted Subsidiary, as the case may be, is merged or to which the properties and assets of the Company or such Restricted Subsidiary, as the case may be, are sold, assigned, transferred, leased, conveyed, or otherwise disposed of shall be a corporation organized and existing under the laws of any member state of the European Union, Switzerland, or any state of the United States of America or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company or such Restricted Subsidiary, as the case may be, under the Indenture, the Notes, and the Guarantees, and the obligations thereunder shall remain in full force and effect;

   (2) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

   (3) immediately after giving effect to such transaction on a pro forma basis the Company or such Person could incur at least (Euro)1.00 of additional Indebtedness (other than Permitted Indebtedness) under "--Certain Covenants-- Limitation on Additional Indebtedness" above; provided that a Guarantor may merge into the Company or another Person that is a Guarantor without complying with this clause (3).

   In connection with any consolidation, merger, or transfer of assets contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate stating that such consolidation, merger, or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

   For purposes of the foregoing, the transfer (by lease, assignment, sale, or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.


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

Payments for Consent

   The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes that so consent, waive, or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Guarantees

   The Guarantors will Guarantee the Notes on a senior subordinated basis. All payments pursuant to the Guarantees by the Guarantors are subordinated in right of payment to the prior payment in full of all Senior Debt of each respective Guarantor, to the same extent and in the same manner that all payments pursuant to the Notes are subordinated in right of payment to the prior payment in full of all Senior Debt of the Company.

   The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees of Senior Debt) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor.

   A Guarantor shall be released from all of its obligations under its Guarantee if all of its assets or Capital Stock is sold or the Capital Stock of its direct or indirect parent company is sold, in each case in a transaction in compliance with "--Certain Covenants--Limitation on Certain Asset Sales" above, and such Guarantor has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent herein provided for relating to such transaction have been complied with.

   As of the date hereof, all of the Company's Restricted Subsidiaries other than Immaterial Subsidiaries will be Guarantors. The Company is a holding company with no separate operations other than its ownership of the equity of its subsidiaries. Accordingly, the description of the Company's business and operations in this prospectus includes a description of the business and operations of its subsidiaries, most of whom will be Guarantors. As a result, the operations of the subsidiaries are not separately described.

Events of Default

   The following events are defined in the Indenture as "Events of Default":

   (1) default in payment of any principal of, or premium, if any, on the Notes whether at maturity, upon redemption or otherwise (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

   (2) default for 30 days in payment of any interest on the Notes (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

   (3) default by the Company or any Restricted Subsidiary in the observance or performance of any other covenant in the Notes or the Indenture for 30 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding (except in the case of a default with respect to the "Change of Control" or "Merger, Consolidation, or Sale of Assets" covenants, which shall constitute an Event of Default with such notice requirement but without such passage of time requirement);

   (4) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates (Euro)10.0 million or more at any time;

   (5) any final judgment or judgments (not covered by insurance) which can no longer be appealed for the payment of money in excess of (Euro)10.0 million shall be rendered against the Company or any Restricted Subsidiary thereof, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect;

   (6) certain events involving bankruptcy, insolvency, or reorganization of the Company or any Significant Restricted Subsidiary thereof; and

   (7) any of the Guarantees of a Guarantor that is a Significant Restricted Subsidiary ceases to be in full force and effect or any of the Guarantees of a Guarantor that is a Significant Restricted Subsidiary is declared to be null and void and unenforceable or any of the Guarantees of a Guarantor that is a Significant Restricted Subsidiary is found to be invalid or any of the Guarantors that is a Significant Restricted Subsidiary denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

   The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest on the Notes) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

   The Indenture provides that if an Event of Default (other than an Event of Default with respect to the Company of the type described in clause (6) above) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued interest to the date of acceleration and the same shall become immediately due and payable; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if:

   (1) all Events of Default, other than nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived as provided in the Indenture,

   (2) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid,

   (3) if the Company has paid the Trustee its reasonable compensation, and reimbursed the Trustee for its expenses, disbursements, and advances and

   (4) in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the above Events of Default, the Trustee shall have received an Officers' Certificate and an opinion of counsel that such Event of Default has been cured or waived.

   No such rescission shall affect any subsequent Default or impair any right consequent thereto. In case an Event of Default with respect to the Company of the type described in clause (6) of the first paragraph above shall occur, the principal, premium, and interest amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

   The holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations provided for in the Indenture and under the TIA.

   No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as Trustee, and unless the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Notwithstanding the foregoing, such limitations do not apply to a suit instituted on such Note on or after the respective due dates expressed in such Note.

Defeasance and Covenant Defeasance

   The Indenture provides that the Company may elect either:

   (1) to defease and be discharged from any and all of its and any Guarantor's obligations with respect to the Notes (except for certain obligations such as to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost, or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust) ("defeasance") or

   (2) to be released from its obligations with respect to the Notes under certain covenants contained in the Indenture ("covenant defeasance")

upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or non-callable U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the Indenture. Such a trust may only be established if, among other things,

   (1) the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture)

     (a) to the effect that neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940 and

     (b) describing either a private ruling concerning the Notes or a published ruling of the Internal Revenue Service, to the effect that holders of the Notes or persons in their positions will not recognize income, gain, or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance, and discharge had not occurred;

   (2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit, or insofar as Events of Default from bankruptcy, insolvency, or reorganization events are concerned, at any time in the period ending on the 91st day after the date of deposit;

   (3) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

   (4) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes over any other creditors of the Company or with the intent of defeating, hindering, delaying, or defrauding any other creditors of the Company or others;

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

   (5) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the defeasance or the covenant defeasance have been complied with;

   (6) the Company shall have delivered to the Trustee an opinion of counsel to the effect that

     (a) the trust funds will not be subject to any rights of holders of Senior Debt, including, without limitation, those arising under the Indenture and

     (b) assuming no intervening bankruptcy shall occur and that no Holder is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally; and

   (7) certain other customary conditions precedent are satisfied.

Modification of Indenture

   From time to time, the Company, the Guarantors, and the Trustee may, without the consent of holders of the Notes, amend or supplement the Indenture for certain specified purposes, including providing for uncertificated Notes in addition to certificated Notes, and curing any ambiguity, defect, or inconsistency, or making any other change that does not, in the opinion of the Trustee, materially and adversely affect the rights of any holder. The Indenture contains provisions permitting the Company, the Guarantors, and the Trustee, with the consent of holders of at least a majority in principal amount of the outstanding Notes, to modify or supplement the Indenture, except that no such modification shall, without the consent of each holder affected thereby,

   (1) reduce the amount of Notes whose holders must consent to an amendment, supplement, or waiver to the Indenture,

   (2) reduce the rate of or change the time for payment of interest, including defaulted interest, on any Note,

   (3) reduce the principal of or premium on or change the stated maturity of any Note or change the date on which any Notes may be subject to redemption or repurchase or reduce the redemption or repurchase price therefor,

   (4) make any Note payable in money other than that stated in the Note or change the place of payment,

   (5) waive a default on the payment of the principal of, interest on, or redemption payment with respect to any Note,

   (6) make any change in provisions of the Indenture protecting the right of each holder of Notes to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of Notes to waive Defaults or Events of Default,

   (7) amend, change, or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Excess Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto,

   (8) modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes or any Guarantee in a manner which adversely affects the holders of Notes, or

   (9) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

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

Reports to Holders

   So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the SEC and to the holders of the Notes. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the SEC or to the holders of the Notes, it will nonetheless continue to furnish such information to the SEC and holders of the Notes. Copies of such information may also be obtained during normal business hours on any weekday at the office of Kredietbank S.A. Luxembourgeoise, the Luxembourg Paying Agent, at 43, Boulevard Royal, L-2955 Luxembourg.

Compliance Certificate

   The Company will deliver to the Trustee on or before 90 days after the end of the Company's fiscal year an Officers' Certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default, its status, and the intended method of cure, if any.

The Trustee

   The Trustee under the Indenture will be the Registrar and Paying Agent with regard to the Notes. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

Transfer and Exchange

   Holders of the Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar under such Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption and, further, is not required to transfer or exchange any Note for a period of 15 days before selection of the Notes to be redeemed.

   The Notes will be issued in a transaction exempt from registration under the Securities Act and will be subject to the restrictions on transfer described in "Notice to Investors."

   The registered holder of a Note may be treated as the owner of it for all purposes.

Certain Definitions

   Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

   "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with any other Person or that is assumed in connection with the acquisition of assets from such Person and, in each case, not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such merger, consolidation or acquisition.

   "Adjusted Net Assets" of any Person at any date shall mean the lesser of:

   (1) the amount by which the fair value of the property of such Person exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities), but excluding liabilities under the Guarantee of such Person at such date; and

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   (2) the amount by which the present fair salable value of the assets of such
Person at such date exceeds the amount that will be required to pay the probable liability of such Person on its debts (after giving effect to all other fixed and contingent liabilities and after giving effect to any collection from any Subsidiary of such Person in respect of the obligations of such Person under the Guarantee of such Person), excluding Indebtedness in respect of the Guarantee of such Person, as they become absolute and matured.

   "Affiliate" means, with respect to any specific Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that, for purposes of the covenant described under "-- Certain Covenants--Limitation on Transactions with Affiliates," beneficial ownership of at least 10% of the voting securities of a Person, either directly or indirectly, shall be deemed to be control.

   "Asset Acquisition" means:

   (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company or

   (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company), which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

   "Asset Sale" means any direct or indirect sale, issuance, conveyance, assignment, transfer, lease, or other disposition (including any sale and lease-back transaction), other than to the Company or any of its Restricted Subsidiaries, in any single transaction or series of related transactions of:

   (1) any Capital Stock of or other equity interest in any Restricted Subsidiary of the Company; or

   (2) any other property or assets of the Company or of any Restricted Subsidiary thereof other than the sale of the Company's products in the ordinary course of business;

   provided that Asset Sales shall not include:

   (1) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than
(Euro)1,500,000;

   (2) the sale, lease, conveyance, disposition, or other transfer of all or substantially all of the assets of the Company as permitted under "--Merger, Consolidation, or Sale of Assets";

   (3) any Restricted Payment made in compliance with the "Limitation on Restricted Payments" covenant, and any making of any Permitted Investment;

   (4) surrender or waiver of contract rights or the settlement, release, or surrender of contract, tort or other claims of any kind;

   (5) sales of Cash Equivalents;

   (6) granting of Liens not otherwise prohibited by the Indenture;

   (7) leases or subleases to third persons in the ordinary course of business that do not interfere in any material respect with the business of the Company or any of its Restricted Subsidiaries; and

   (8) transfers of Receivables and Related Assets in connection with a Permitted Receivables Financing.

   "Asset Sale Proceeds" means, with respect to any Asset Sale,

   (1) cash and Cash Equivalents received by the Company or any Restricted Subsidiary of the Company from such Asset Sale (including cash or Cash Equivalents received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after

     (a) provision for all income or other taxes measured by or resulting from such Asset Sale,

     (b) payment of all brokerage commissions, underwriting fees and other fees and expenses related to such Asset Sale,

     (c) provision for minority interest holders in any Restricted Subsidiary of the Company as a result of such Asset Sale,

     (d) repayment of Indebtedness that is secured by the assets subject to such Asset Sale or otherwise required to be repaid in connection with such Asset Sale and

     (e) deduction of appropriate amounts to be provided by the Company or a Restricted Subsidiary of the Company as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or a Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale, and

   (2) promissory notes and other non-cash consideration received by the Company or any Restricted Subsidiary of the Company from such Asset Sale or other disposition upon the liquidation or conversion of such notes or non-cash consideration into cash or Cash Equivalents.

   "Attributable Indebtedness" in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the greater of:

   (i) the fair value of the property subject to such arrangement, and

   (ii) the present value (discounted at the rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

   "Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied in accordance with clauses (3)(a) or (3)(b), and which have not yet been the basis for an Excess Proceeds Offer in accordance with clause (3)(c) of the first paragraph of "--Certain Covenants--Limitation on Certain Asset Sales."

   "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, or other equivalents (however designated and whether or not voting) of corporate stock, partnership or limited liability company interests, or any other participation, right or other interest in the nature of an equity interest in such Person including, without limitation, Common Stock and Preferred Stock of such Person, or any option, warrant, or other security convertible into any of the foregoing.

   "Capitalized Lease Obligations" means with respect to any Person, Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

   "Cash Equivalents" means:

   (1) securities issued or directly and fully guaranteed or insured by the Government of any of the member states of the European Union, the United States of America, Switzerland, or any agency or instrumentality of any such Government; provided that, in each case, such obligations mature within one year from the date of acquisition thereof;

   (2) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having the highest rating obtainable from either S&P's or Moody's, or carrying an equivalent rating by an internationally recognised rating agency if both of the two named rating agencies cease publishing ratings of investments or do not rate institutions in the subject country;

   (3) time deposits, demand deposits, certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank incorporated in a member state of the European Union, the United States of America, Switzerland, Canada, or any branch of the foregoing and rated P-1 by Moody's or A-1 by S&P, or carrying an equivalent rating by an internationally recognised rating agency selected by the Company if both of the two named rating agencies cease publishing ratings of investments or do not rate institutions in the subject country;

   (4) shares of any money market mutual fund that (a) has its assets invested continuously in the types of investments referred to in clauses (1) and (2) above, (b) has net assets of not less than (Euro)250,000,000 (or its foreign currency equivalent), and (c) has the highest rating obtainable from either S&P's or Moody's, or carrying an equivalent rating by an internationally recognised rating agency selected by the Company if both of the two named rating agencies cease publishing ratings of investments or do not rate institutions in the subject country; and

   (5) repurchase agreements with respect to, and which are fully secured by a perfected security interest in, obligations of a type described in clause (1) or clause (2) above and are with any commercial bank described in clause (3) above.

   A "Change of Control" of the Company will be deemed to have occurred at such time as

   (1) (a) any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), other than a Permitted Holder, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of 50% or more of the total voting or economic power of the Company's Capital Stock, and (b) the Permitted Holders no longer have the power to elect a majority of the directors of the board of directors of the Company,

   (2) the occurrence of any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to any Person or Group, together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to the Permitted Holders,

   (3) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company has been approved by the Permitted Holders or a majority of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the board of directors of the Company, or

   (4) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture).

   "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to

   (1) vote in the election of directors of such Person or

   (2) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers, or others that will control the management and policies of such Person.

   "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to

   (1) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries or the issuance or redemption or other repayment of Preferred Stock of any such Restricted Subsidiary (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness and, in the case of any Restricted Subsidiary, the issuance or redemption or other repayment of Preferred Stock (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date (except that, in determining the Consolidated Fixed Charge Ratio as of any Transaction Date, any Permitted Indebtedness that is incurred at the same time as the Indebtedness giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio shall not be included for purposes of such calculation), as if such incurrence or repayment or issuance or redemption or other repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period, and

   (2) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any EBITDA (provided that such EBITDA shall be included only to the extent includable pursuant to the definition of "Consolidated Net Income" without regard to clauses (3) and (7) of the definition of "Consolidated Net Income") (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X of the Exchange Act) attributable to the assets that are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

   If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

   (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

   (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

   (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by one or more Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

   "Consolidated Fixed Charges" means, with respect to any Person, for any period, the sum, without duplication, of:

   (1) Consolidated Interest Expense, plus

   (2) the product of

     (a) the amount of all dividend and distribution payments on any series of Disqualified Capital Stock and Preferred Stock of such Person and its Restricted Subsidiaries paid (other than dividends paid in Capital Stock (other than Disqualified Capital Stock)), accrued or scheduled to be paid or accrued during such period, times

     (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state, and local tax rate of such Person, expressed as a decimal.

   "Consolidated Interest Expense" means, with respect to any Person, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Restricted Subsidiaries on a consolidated basis including, but not limited to:

   (1) Redeemable Dividends, whether paid or accrued, on Preferred Stock,

   (2) imputed interest included in Capitalized Lease Obligations,

   (3) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing,

   (4) the net costs associated with Hedging Obligations,

   (5) amortization of other financing fees and expenses,

   (6) the interest portion of any deferred payment obligation,

   (7) amortization of discount or premium, if any,

   (8) interest-equivalent costs associated with any Permitted Receivables Financing, whether accounted for as interest expense or loss on the sale of Receivables and Related Assets, and

   (9) all other non-cash interest expense (other than interest amortized to cost of sales),

plus, without duplication, (i) all net capitalized interest for such period,
(ii) all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person, and (iii) the amount of all dividends or distributions paid on Disqualified Capital Stock (other than dividends paid or payable in shares of Capital Stock of the Company that does not constitute Disqualified Capital Stock).

   "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom:

   (1) the Net Income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of the amount of dividends or distributions paid to the referent Person or a Restricted Subsidiary of such referent Person;

   (2) the Net Income of any Restricted Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions to the extent of such restriction or limitation;

   (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition;

   (4) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Restricted Subsidiaries other than in the ordinary course of business;

   (5) extraordinary gains and losses;

   (6) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

   (7) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger, or transfer of assets; and

   (8) non-recurring charges in connection with the Transactions in an aggregate amount not to exceed (Euro)2.0 million.

   "Consolidated Tangible Assets" of any Person at any date means the total assets of such Person, less goodwill and other intangible assets of such Person, in each case as shown on the most recent balance sheet of such Person, determined on a consolidated basis in accordance with GAAP.

   "Cumulative Consolidated Net Income" means, with respect to the Company, as of any date of determination, Consolidated Net Income from January 1, 2000, to such date of determination, taken as a single accounting period.

   "Designated Senior Debt," as to the Company or any Guarantor, as the case may be, means

   (1) any Senior Debt under the New Senior Credit Facility, and

   (2) after the New Senior Credit Facility has been paid in full and terminated, any other Senior Debt which at the time of determination exceeds
(Euro)25.0 million in aggregate principal amount (or accreted value in the case of Indebtedness issued at a discount) outstanding or available under a committed facility, which is specifically designated in the instrument evidencing such Senior Debt as "Designated Senior Debt" by such Person and as to which the Trustee has been given written notice of such designation.

   "Disqualified Capital Stock" means any Capital Stock of a Person or a Restricted Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event (other than an event that would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable solely at the option of the holder thereof, on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness; provided, however, that Preferred Stock of a Person or any Restricted Subsidiary thereof that is issued with the benefit of provisions requiring a change of control offer or

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an asset sale offer to be made for such Preferred Stock in the event of a change of control of or sale of assets by such Person or Restricted Subsidiary, which provisions have substantially the same effect as the provisions of the Indenture described under "Change of Control" and "Limitation on Certain Asset Sales," shall not be deemed to be Disqualified Capital Stock solely by virtue of such provisions.

   "EBITDA" means, with respect to any Person and its Restricted Subsidiaries, for any period, an amount equal to:

   (1) the sum of
     (a) Consolidated Net Income for such period, plus
     (b) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (a) hereof, plus
     (c) Consolidated Interest Expense for such period, plus
     (d) depreciation for such period on a consolidated basis, plus
     (e) amortization of intangibles for such period on a consolidated basis, plus
     (f) any other non-cash items reducing Consolidated Net Income for such period (other than any non-cash item requiring an accrual or reserve for cash disbursements in any future period), minus

   (2) all non-cash items increasing Consolidated Net Income for such period (other than any non-cash item that represents a reversal of an accrual or reserve initially recorded in anticipation of a cash disbursement to be made in a future period), all for such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP.

   "Equity Offering" means a sale by the Company of shares of its Common Stock (however designated and whether voting or non-voting) (other than Disqualified Capital Stock) and any and all rights, warrants or options to acquire such Common Stock.

   "Exchange Act" means the U.S. Securities Exchange Act of 1934 and the rules and regulations of the SEC promulgated thereunder.

   "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the board of directors of the Company acting reasonably and in good faith and shall be evidenced by a resolution of the board of directors of the Company delivered to the Trustee.

   "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

   "Guarantee" means the guarantee of the obligations of the Company with respect to the Notes by each Guarantor.

   "Guarantor" mean each Restricted Subsidiary of the Company on the Issue Date that guarantees the Notes (other than any Immaterial Subsidiaries) as of the Issue Date and each other Restricted Subsidiary that in the future executes a Guarantee pursuant to the covenant described under "Certain Covenants Limitation on Creation of Subsidiaries" or otherwise; provided that any person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Guarantee is released in accordance with the terms of the Indenture.

   "Hedging Obligations" means, with respect to any Person, the net payment obligations of such Person under (a) interest rate swap agreements, interest rate capital agreements and interest rate collar agreements and

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(b) other agreements or arrangements entered into in order to protect such
Person against fluctuations in commodity prices, interest rates or currency exchange rates.

   "Immaterial Subsidiaries" means at any time, any Restricted Subsidiary of the Company having Consolidated Tangible Assets (as determined in accordance with GAAP) in an amount of less than 1% of the Consolidated Tangible Assets of the Company and its Restricted Subsidiaries (as determined in accordance with GAAP); provided, however, that the Consoldiated Tangible Assets (as so determined) of all Immaterial Subsidiaries shall not exceed 3% of Consolidated Tangible Assets of the Company and its Subsidiaries (as so determined). In the event that the Consolidated Tangible Assets of all Immaterial Subsidiaries exceeds 3% of Consolidated Tangible Assets of the Company and its Restricted Subsidiaries, the Company will designate Restricted Subsidiaries that would otherwise be Immaterial Subsidiaries to be excluded as Immaterial Subsidiaries until such 3% threshold is not exceeded. Notwithstanding the foregoing, no Restricted Subsidiary that guarantees the New Senior Credit Facility shall be deemed an Immaterial Subsidiary.

   "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange, or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurable," and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

   "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures, or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included:

   (1) any Capitalized Lease Obligations of such Person,

   (2) obligations secured by a Lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed; provided that, if such obligations have not been assumed by such Person, the amount of such Indebtedness shall be the lesser of (a) the fair market value of such assets at such date of determination and (b) the amount of such obligations,

   (3) guarantees of items of other Persons that would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor),

   (4) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction,

   (5) Disqualified Capital Stock of such Person or any Restricted Subsidiary thereof, and valued at its mandatory maximum redemption price or liquidation preference plus accrued dividends, and

   (6) obligations of any such Person under any Hedging Obligations applicable to any of the foregoing (if and to the extent such hedging obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP); provided that,

     (a) the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP; and


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     (b) Indebtedness shall not include any liability for federal, state, local, or other taxes.

Guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall not also be included.

   "Independent Financial Advisor" means an investment banking, financial advisory, valuation, or accounting firm of national reputation in the United
States:

   (1) which does not, and whose directors, officers, and employees or Affiliates do not, have a direct or indirect financial interest in the Company and

   (2) which, in the judgment of the board of directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

   "Investments" means, with respect of any Person, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business of such Person), loan, or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others, or otherwise), the purchase of any Capital Stock, bonds, notes, debentures, partnership or joint venture interests, or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices of such Person, but shall include the repurchase of securities of any Person by such Person.

   For the purposes of the "Limitation on Restricted Payments" and "Limitation on Investments" covenants, (1) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (2) the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be deemed a repayment of such Investment, and (3) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs, or write-offs with respect to such Investment, reduced by the payment of cash distributions in respect thereof received by the Company or any Restricted Subsidiary of the Company; provided that no such payment of distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

   "Issue Date" means the date the Notes are first issued by the Company and authenticated by the Trustee under the Indenture.

   "Lien" means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

   "Net Income" means, with respect to any Person, for any period, the net income (loss) of such Person determined in accordance with GAAP.

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

   "Net Proceeds" means:

   (1) in the case of any sale of Capital Stock by or equity contribution to any Person, the aggregate net proceeds received by such Person, after payment of expenses, commissions, and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the fair market value thereof, as determined in good faith by the board of directors of such Person, at the time of receipt),

   (2) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of the Company that is not Disqualified Capital Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to such Person upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by such Person in connection therewith), and

   (3) in the case of any issuance of any Indebtedness by the Company or any Restricted Subsidiary, the aggregate net cash proceeds received by such Person after the payments of expenses, commissions, underwriting discounts and the like incurred in connection therewith.

   "New Senior Credit Facility" means the Credit Agreement dated as of a date on or about the Issue Date, among PalEx, Inc., the guarantors party thereto, CIBC World Markets Corp. and Banc One Capital Markets, Inc. as Co-Lead Arrangers, Bank One, Texas, NA as Administrative Agent, CIBC World Markets Corp. as Syndication Agent, and the lenders party thereto in their capacities as lenders thereunder, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the "Limitation on Additional Indebtedness" covenant) or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

   "Non-Payment Event of Default" means any event (other than a Payment Default) the occurrence of which entitles one or more Persons to accelerate the maturity of any Designated Senior Debt.

   "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer, the President or any Vice President and the Chief Financial Officer, Chief Accounting Officer, or any Treasurer of such Person that shall comply with applicable provisions of the Indenture.

   "Payment Default" means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of or premium, if any, or interest on or any other amount payable in connection with Designated Senior Debt.

   "Permitted Asset Swap" means any transfer of properties or assets by the Company or any of its Restricted Subsidiaries in which the consideration received by the transferor consists of properties or assets (other than cash or Cash Equivalents) that will be used in the business of the transferor; provided that the aggregate fair market value (as determined in good faith by the board of directors of the Company) of the property or assets being transferred by the Company or such Restricted Subsidiary is not greater than the aggregate fair market value (as determined in good faith by the board of directors) of the property or assets received by the Company or such Subsidiary in such exchange.

   "Permitted Holders" means Christoph Schoeller, Martin A. Schoeller, their respective children and spouses or other lineal descendants, or any other corporation, partnership, or other entity all of the shareholders, partners, members, or owners of which are any of the foregoing.

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

   "Permitted Indebtedness" means:

   (1) Indebtedness incurred pursuant to the New Senior Credit Facility in an aggregate principal amount at any time outstanding not to exceed $125.0 million, reduced by any required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder;

   (2) Indebtedness under (a) the Notes outstanding on the Issue Date and (b) the Guarantees;

   (3) Indebtedness not covered by any other clause of this definition which is outstanding on the Issue Date;

   (4) Indebtedness of the Company to any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary to the Company or another Restricted Subsidiary;

   (5) Purchase Money Indebtedness and Capitalized Lease Obligations incurred to acquire property used or useful in the ordinary course of business which Purchase Money Indebtedness and Capitalized Lease Obligations do not in the aggregate exceed at any one time outstanding an amount equal to the greater of
(a) (Euro)20.0 million and (b) 5% of the Total Assets of the Company determined on a consolidated basis, as shown on the balance sheet of the Company as of the end of the most recent fiscal quarter, in accordance with GAAP;

   (6) Hedging Obligations;

   (7) Refinancing Indebtedness;

   (8) Indebtedness of the Company or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within five business days of incurrence;

   (9) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments (including adjustments in the purchase price related to the performance or results of any acquired business) in connection with the acquisition or disposition of assets permitted under the Indenture;

   (10) Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, issued in the ordinary course of business of the Company or such Restricted Subsidiary, including, without limitation, in order to provide security for worker's compensation claims or payment obligations in connection with self-insurance or similar requirements in the ordinary course of business and other Indebtedness with respect to workers' compensation claims, self-insurance obligations, performance, surety, and similar bonds, and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

   (11) guarantees of Indebtedness otherwise permitted under the Indenture;
and

   (12) additional Indebtedness of the Company and its Restricted Subsidiaries not to exceed (Euro)15.0 million in aggregate principal amount at any one time outstanding.

   "Permitted Investments" means Investments made on or after the Issue Date consisting of:

   (1) Investments by the Company, or by a Restricted Subsidiary thereof, in the Company or a Restricted Subsidiary;

   (2) Investments by the Company, or by a Restricted Subsidiary thereof, in a Person, if as a result of such Investment

     (a) such Person becomes a Restricted Subsidiary of the Company, or

     (b) such Person is merged, consolidated, or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary thereof;

   (3) Investments in cash and Cash Equivalents;

   (4) loans and advances made to officers and employees of the Company and its Restricted Subsidiaries in the ordinary course of business not to exceed
(Euro)1.5 million in the aggregate at any one time outstanding;

   (5) an Investment that is made by the Company or a Restricted Subsidiary thereof in the form of any Capital Stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to the Company or such Restricted Subsidiary solely as partial consideration for the consummation of an Asset Sale that is otherwise permitted under "--Certain Covenants--Limitation on Certain Asset Sales" above;

   (6) Hedging Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' business and not for speculative purposes;

   (7) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance, and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

   (8) Investments in any of the Notes;

   (9) receivables owing to the Company or any Restricted Subsidiary created in the ordinary course of business;

   (10) investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

   (11) obligations of one or more officers or other employees of the Company or any of its Restricted Subsidiaries in connection with such officer's or employee's acquisition of shares of Common Stock of the Company so long as no cash is paid by the Company or any of its Restricted Subsidiaries to such officers or employees in connection with the acquisition of any such obligations;

   (12) Investments acquired in exchange for, or out of the Net Proceeds (which have not been, and will not be, included pursuant to clause (3)(b) of the "Limitation on Restricted Payments" covenant) of a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Capital Stock) of the Company (or options, warrants, or other rights to acquire such Capital Stock);

   (13) Investments in connection with a Permitted Receivables Financing by or to any Receivables Subsidiary, including Investments of funds held in accounts permitted or required by the arrangements governing such Permitted Receivables Financing or any related Indebtedness; and

   (14) additional Investments the amount of which when made, when taken together with the then outstanding amount of other Investments made under this clause (14), shall not exceed (Euro)10.0 million in the aggregate at any one time outstanding.

   "Permitted Liens" means the following types of Liens:

   (1) Liens for taxes, assessments, or governmental charges or claims either
(a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

   (2) statutory Liens for landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen, and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP, shall have been made in respect thereof;

   (3) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance, and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, and other similar obligations (exclusive of obligations for the payment of borrowed money);

   (4) judgment Liens not giving rise to an Event of Default;

   (5) easements, right-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of business of the Company or any of its Restricted Subsidiaries;

   (6) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

   (7) Liens upon specific items of inventory or other goods and proceeds of any person securing such Persons' obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

   (8) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

   (9) Liens securing Hedging Obligations that relate to Indebtedness that is otherwise permitted under the Indenture;

   (10) Liens securing Capitalized Lease Obligations and Purchase Money Indebtedness permitted pursuant to clause (5) of the definition of "Permitted Indebtedness"; provided, however, that in the case of Purchase Money Indebtedness (a) the Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets so acquired or constructed and (b) the Lien securing such Indebtedness shall be created within 180 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 180 days of such refinancing;

   (11) Liens securing Acquired Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant; provided that:

     (a) such Liens secured Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted subsidiary; and

     (b) such Liens do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary; and

   (12) Liens securing industrial revenue bonds; and


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

   (13) Liens not permitted by clauses (1) through (12) that are incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed (Euro)5.0 million at any one time outstanding.

   "Permitted Receivables Financing" means a transaction or series of transactions (including amendments, supplements, extensions, renewals, replacements, refinancings, or modifications thereof) pursuant to which a Receivables Subsidiary purchases Receivables and Related Assets from the Company or any Subsidiary and finances such Receivables and Related Assets through the issuance of indebtedness or equity interests or through the sale of the Receivables and Related Assets or a fractional undivided interest in the Receivables and Related Assets; provided that:

   (1) the board of directors of the Company shall have determined in good faith that such Permitted Receivables Financing is economically fair and reasonable to the Company and the Receivables Subsidiary;

   (2) all sales of Receivables and Related Assets to or by the Receivables Subsidiary are made at fair market value (as determined in good faith by the board of directors of the Company);

   (3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the board of directors of the Company);

   (4) no portion of the Indebtedness of a Receivables Subsidiary is guaranteed by or is recourse to the Company or any Restricted Subsidiary (other than recourse for customary representations, warranties, covenants and indemnities, none of which shall relate to the collectibility of the Receivables and Related Assets); and

   (5) neither the Company nor any Subsidiary has any obligation to maintain or preserve the Receivable Subsidiary's financial condition.

   "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, or government (including any agency or political subdivision thereof).

   "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions, or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

   "Property" of any Person means all types of real, personal, tangible, intangible, or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

   "Purchase Money Indebtedness" means Indebtedness of any Person incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction, or improvement of, any Property.

   "Receivables and Related Assets" means accounts receivable and instruments, chattel paper, obligations, general intangibles and other similar assets, in each case relating to such receivables, including interests in merchandise or goods, the sale or lease of which gave rise to such receivable, related contractual rights, guarantees, insurance proceeds, collections, other related assets, and proceeds of all of the foregoing.

   "Receivables Subsidiary" means a Wholly Owned Restricted Subsidiary which is established for the limited purpose of acquiring and financing Receivables and Related Assets and engaging in activities ancillary thereto.

   "Redeemable Dividend" means, for any dividend or distribution with regard to Preferred Stock, the quotient of the dividend or distribution divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

   "Refinancing Indebtedness" means Indebtedness that refunds, refinances, or extends Indebtedness of the Company or of a Restricted Subsidiary of the Company incurred pursuant to the Consolidated Fixed Charge Coverage Ratio test of the covenant "Limitation on Additional Indebtedness" or pursuant to clauses
(2), (3), (4), (8), (9) or (11) of the definition of Permitted Indebtedness, but only to the extent that:

   (1) if the Indebtedness being refunded, refinanced or extended is subordinated to the Notes, the Refinancing Indebtedness shall be subordinated to the Notes to at least the same extent as the Indebtedness being refunded, refinanced, or extended,

   (2) the Refinancing Indebtedness is scheduled to mature either

     (a) no earlier than the Indebtedness being refunded, refinanced, or extended, or

     (b) after the maturity date of the Notes,

   (3) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Indebtedness being refunded, refinanced, or extended that is scheduled to mature on or prior to the maturity date of the Notes, and

   (4) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of

     (a) the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended,

     (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of pre-existing prepayment provisions on such Indebtedness being refunded, refinanced or extended and

     (c) the amount of customary fees, expenses, and costs related to the incurrence of such Refinancing Indebtedness.

   "Restricted Payment" means any of the following:

   (1) the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Restricted Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary of the Company (other than (a) dividends or distributions payable solely in Capital Stock (other than Disqualified Capital Stock) or in options, warrants, or other rights to purchase such Capital Stock (other than Disqualified Capital Stock), and (b) in the case of Restricted Subsidiaries of the Company, dividends or distributions payable to the Company or to a Restricted Subsidiary of the Company and pro rata dividends or distributions payable to the other holders of Common Stock of such Restricted Subsidiary),

   (2) the purchase, redemption, or other acquisition or retirement for value of any Capital Stock of the Company or any of its Restricted Subsidiaries (other than Capital Stock owned by the Company or a Wholly Owned Restricted Subsidiary of the Company, excluding Disqualified Capital Stock) or any option, warrants or other rights to purchase such Capital Stock,

   (3) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the Notes (other than subordinated Indebtedness acquired in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition),

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   (4) the making of any Investment or guarantee of any Investment in any
Person other than a Permitted Investment, and

   (5) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary (valued at the fair market value of the net assets of such Restricted Subsidiary on the date of such designation),

   "Restricted Subsidiary" means a Subsidiary of the Company other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Company existing as of the Issue Date. The board of directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action):

   (1) the Company could have incurred at least (Euro)1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to "--Certain Covenants--Limitation on Additional Indebtedness" above and

   (2) no Default or Event of Default shall have occurred and be continuing or result therefrom.

   "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of the Company of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

   "Senior Debt" means the principal of and premium, if any, and interest on, and any and all other fees, expense reimbursement obligations, and other amounts due pursuant to the terms of all agreements, documents and instruments providing for, creating, securing, or evidencing or otherwise entered into in connection with:

   (1) all Indebtedness of the Company or any Guarantor owed to lenders under the New Senior Credit Facility,

   (2) all obligations of the Company or any Guarantor with respect to any Hedging Obligations,

   (3) all obligations of the Company or any Guarantor to reimburse any bank or other person in respect of amounts paid under letters of credit, acceptances, or other similar instruments,

   (4) all other Indebtedness of the Company or any Guarantor which does not provide that it is to rank pari passu with or subordinate to the Notes or the Guarantee of such Guarantor, as the case may be, and

   (5) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the Senior Debt described above.

Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include:

   (1) Indebtedness of the Company or any Guarantor to any of its Subsidiaries, or to any Affiliate of the Company or such Guarantor or any of such Affiliate's Subsidiaries,

   (2) Indebtedness represented by the Notes and the Guarantees,

   (3) any Indebtedness that by the express terms of the agreement or instrument creating, evidencing, or governing the same is junior or subordinate in right of payment to any item of Senior Debt,

   (4) any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business,

   (5) Indebtedness incurred in violation of the Indenture, unless such Indebtedness consists of Indebtedness under the New Senior Credit Facility, and the holder(s) of such Indebtedness and their agents and

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representatives shall have received a representation from the Company at the time of incurrence to the effect that the incurrence of such Indebtedness did not violate the Indenture,

   (6) Indebtedness represented by Disqualified Capital Stock, or

   (7) any Indebtedness to or guaranteed on behalf of, any shareholders, director, officer, or employee of the Company or any Subsidiary of the Company.

   "Significant Restricted Subsidiary" means, with respect to any Person, any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1.02 (w) of Regulation S-X under the Exchange Act, as such Rule is in effect on the Issue Date.

   "SMG Exchangeable Shares" means the Non-Voting Exchangeable Shares issued by SMG Corporation, a corporation amalgamated under the laws of the Province of Ontario, all of the voting stock of which is held by PalEx.

   "Subsidiary" of any specified Person means any corporation, partnership, limited liability company, joint venture, association, or other business entity, whether now existing or hereafter organized or acquired,

   (1) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or

   (2) in the case of a partnership, limited liability company, joint venture, association, or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

   "Total Assets" means the total consolidated assets of the Company and its Restricted Subsidiaries, as set forth on the Company's most recent consolidated balance sheet.

   "Transactions" has the meaning provided to such term under "The
Transactions."

   "Unrestricted Subsidiary" means:

   (1) any Subsidiary of an Unrestricted Subsidiary and

   (2) any Subsidiary of the Company that is classified after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors of the Company;

provided that a Subsidiary may be so classified as an Unrestricted Subsidiary only if

   (a) such classification is in compliance with the "Limitation on Restricted Payments" covenant,

   (b) immediately after giving effect to such classification, the Company could have incurred at least (Euro)1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to "Certain Covenants--Limitation on Additional Indebtedness" above,

   (c) no Default or Event of Default shall have occurred and be continuing or result therefrom, and

   (d) neither the Company nor any Restricted Subsidiary shall at any time

     (i) provide a guarantee of, or similar credit support to, any Indebtedness of such Subsidiary (including any undertaking, agreement, or instrument evidencing such Indebtedness),

     (ii) be directly or indirectly liable for any Indebtedness of such Subsidiary or


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     (iii) be directly or indirectly liable for any other Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon (or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity) upon the occurrence of a default with respect to any other Indebtedness that is Indebtedness of such Subsidiary (including any corresponding right to take enforcement action against such Subsidiary), except in the case of clause (i) or (ii) to the extent

   (A) that the Company or such Restricted Subsidiary could otherwise provide such a guarantee or incur such Indebtedness (other than as Permitted Indebtedness) pursuant to "--Certain Covenants--Limitation on Additional Indebtedness" above and

   (B) the provision of such guarantee and the incurrence of such Indebtedness otherwise would be permitted under "--Certain Covenants--Limitation on Restricted Payments" above.

The Trustee shall be given prompt notice by the Company of each resolution adopted by the Board of Directors of the Company under this provision, together with a copy of each such resolution adopted.

   "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

   (1) the then outstanding aggregate principal amount of such Indebtedness into

   (2) the sum of the total of the products obtained by multiplying

     (a) the amount of each then remaining installment, sinking fund, serial maturity, or other required payment of principal, including payment at final maturity, in respect thereof, by

     (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

   "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary, all of the outstanding voting securities (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Restricted Subsidiary.

Form of Notes, Clearance and Settlement

   The Series B notes to be issued in this exchange offer will be represented by one or more notes in registered, global form (the "Global Notes") deposited with The Bank of New York Depositary (nominees) Limited, as common depositary (the "Common Depositary") for Euroclear and Clearstream Banking, societe anonyme, formerly Cedelbank, and registered in the name of a nominee of the Common Depositary. The Series B notes will not be eligible for clearance through The Depository Trust Company. Except in the limited circumstances set forth below, notes in certificated form will not be issued.

Depositary Procedures

   We understand that Euroclear and Clearstream Luxembourg each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders, thereby eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities. Euroclear and Clearstream Luxembourg each provide various services including safekeeping, administration, clearance, and settlement of internationally traded securities and securities lending and borrowing. Each of Euroclear and Clearstream Luxembourg can settle securities transactions in any of more than 30 currencies, including euros. Euroclear and Clearstream Luxembourg each also deal with domestic securities markets in several countries through established depository

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and custodial relationships. The systems of Euroclear and Clearstream
Luxembourg have established an electronic bridge between their two systems across which their respective account holders of each may settle trades with each other. Account holders in both Euroclear and Clearstream Luxembourg are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies, and clearing corporations. Indirect access to both Euroclear and Clearstream Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system. An account holder's overall contractual relations with either Euroclear or Clearstream Luxembourg are governed by the respective rules and operating procedures of Euroclear or Clearstream Luxembourg and any applicable laws. Both Euroclear and Clearstream Luxembourg act under their rules and operating procedures only on behalf of their respective account holders, and have no record of or relationship with any persons who are not direct account holders.

   Investors who hold accounts with the Euroclear Operator or Clearstream Luxembourg may acquire, hold and transfer security entitlements with respect to each such Global Note against the Euroclear Operator or Clearstream Luxembourg and its respective property by book-entry to accounts with the Euroclear Operator or Clearstream Luxembourg, each of which has an account with the Common Depositary and is subject at all times to the procedures and requirements of Euroclear or Clearstream Luxembourg, as the case may be. Security entitlement means the rights and property interests of an account holder against its securities intermediary under applicable law in or with respect to a security, including any ownership, co-ownership, contractual, or other rights. Investors who do not have accounts with the Euroclear Operator or Clearstream Luxembourg may acquire, hold, and transfer security entitlements with respect to a Global Note against the securities intermediary and its property with which the investors hold accounts by book-entry to accounts with such securities intermediary, which in turn may hold a security entitlement with respect to the Global Note through the Euroclear Operator or Clearstream Luxembourg. Investors electing to acquire security entitlements with respect to a Global Note through an account with the Euroclear Operator or Clearstream Luxembourg or some other securities intermediary must follow the settlement procedures of their securities intermediary with respect to the settlement of new issues of securities. Security entitlement with respect to a Global Note to be acquired through an account with the Euroclear Operator or Clearstream Luxembourg will be credited to the account as of the settlement date against payment in euros for value as of the settlement date. Investors electing to acquire, hold, or transfer security entitlements with respect to a Global Note through an account with the Euroclear Operator, Clearstream Luxembourg, or some other securities intermediary other than in connection with the initial distribution of the notes must follow the settlement procedures of their securities intermediary with respect to the settlement of secondary market transactions in securities.

   Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form, and will not be considered the registered owners or holders of notes. So long as the Common Depositary is the registered owner or holder of a Global Note, it will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the Indenture and the notes. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of Euroclear and Clearstream Luxembourg, as the case may be, and their account holders to exercise any rights and remedies of a holder of notes under the Indenture. Payments of principal and interest on the Global Notes will be made to the Common Depositary on behalf of Euroclear and Clearstream Luxembourg as the registered owners thereof.

   The laws of some countries and some states in the United States require that specified persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to these persons may be limited to that extent. Because Euroclear and Clearstream Luxembourg can act only on behalf of their own account holders, the ability of a person having beneficial interests in a Global Note to pledge the beneficial interests to persons or entities that do not participate in the relevant clearing system, or otherwise take actions in respect of the beneficial interests, may be affected by the lack of a physical certificate evidencing such interests.

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Payments on the Global Notes

   Payments in respect of the principal of, premium, if any, and interest, including Additional Amounts, if any, on a Global Note will be made through a paying agent appointed pursuant to the Indenture and will be payable to the Common Depositary on behalf of Euroclear and Clearstream Luxembourg, each in its capacity as the registered holder of the notes under the Indenture. Under the terms of the Indenture, IFCO Systems and the Trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of IFCO Systems, the Initial Purchasers, the Trustee, or any agent of IFCO Systems, the Initial Purchasers, or the Trustee has or will have any responsibility or liability for (1) any aspect or accuracy of the records of the relevant clearing system or their account holders relating to payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising, or reviewing any records of such clearing system or account holder relating to beneficial ownership interests in the Global Notes, or (2) any other matter relating to the actions and practices of the relevant clearing system or their account holders.

   Euroclear or Clearstream Luxembourg, as the case may be, upon receipt of any payment, will immediately credit the accounts of their relevant account holders, with payments in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant Global Note, as shown on the records of Euroclear or Clearstream Luxembourg, as the case may be. IFCO Systems expects that payments by the account holders to the beneficial owners of Global Notes will be governed by standing instructions and customary practices and will be the responsibility of the account holders. Neither IFCO Systems nor the Trustee will have responsibility or liability for the payment of amounts owing in respect of beneficial interests in the Global Notes held by the Common Depositary on behalf of Euroclear and Clearstream Luxembourg.

Transfers of Global Securities and Interests Therein

   Unless definitive securities are issued, the Global Notes may be transferred, in whole and in part, only by Euroclear and Clearstream Luxembourg to the Common Depositary, as the case may be, or by the Common Depositary to Euroclear, to Clearstream Luxembourg, or to another nominee or successor or a nominee of a successor.

   Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of Euroclear and Clearstream Luxembourg, as the case may be, and their account holders and intermediaries. Any secondary market-trading activity in beneficial interests in the Global Notes is expected to occur through the account holders and intermediaries, as the case may be, or Euroclear and Clearstream Luxembourg, and the securities custody accounts of investors will be credited with their holdings against payment in same-day funds on the settlement date.

   No service charge will be made for any registration of transfer or exchange of notes, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

   Although Euroclear and Clearstream Luxembourg have agreed to procedures to facilitate transfers of interests in the Global Notes among account holders in Euroclear and Clearstream Luxembourg, they are under no obligation to perform or to continue to perform the procedures, and the procedures may be discontinued at any time. None of IFCO Systems, the Initial Purchasers, the Trustee, nor any agent of IFCO Systems, the Initial Purchasers or the Trustee will have any responsibility for the nonperformance or misperformance, as a result of insolvency, mistake, misconduct, or otherwise, by Euroclear or Clearstream Luxembourg or their account holders or intermediaries of their obligations under the rules and procedures governing their operations.

   IFCO Systems understands that under existing industry practices, if either IFCO Systems or the Trustee requests any action of holders of notes, or if an owner of a beneficial interest in a Global Note desires to give instructions or take an action that a holder is entitled to give or take under the Indenture, Euroclear or

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Clearstream Luxembourg, as the case may be, would authorize their respective account holders owning the relevant beneficial interest to give instructions or take the action, and the account holders would authorize intermediaries to give instructions or take the action, or would otherwise act upon the instructions of the intermediaries.

   IFCO Systems understands that under existing practices of Euroclear or Clearstream Luxembourg if less than all of the respective class of notes are to be redeemed at any time, Euroclear or Clearstream Luxembourg, as the case may be, will credit their account holders' account on a proportionate basis, with adjustments to prevent fractions, or by lot or on such other basis as Euroclear or Clearstream Luxembourg, as the case may be, deems fair and appropriate, provided that no beneficial interests of less than (Euro)1,000 may be redeemed in part.

Certificated Notes

   Beneficial interests in a Global Note are exchangeable for definitive notes in registered certificated form only if (1) Euroclear and Clearstream Luxembourg are unwilling or unable to continue as depositary for the Global Note and IFCO Systems fails to appoint a successor depositary within 90 days or
(2) there shall have occurred and be continuing a Default or an Event of Default with respect to the notes. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interest in a Global Note will be registered in the names, and issued in any approved denominations, requested by or on behalf of Euroclear or Clearstream Luxembourg in accordance with their customary procedures. The notes may not be issued in bearer form.

   Upon the issuance of definitive notes, payments of interest on a definitive note will be made (1) by check drawn on a bank in London and mailed to the payee or (2) by transfer to an account maintained by the payee with a bank in London, in either case to the person in whose name such definitive note is registered on the fifteenth day before the due date for the payment of interest and payment of principal upon presentation and surrender of such definitive note at the specified office of the Paying Agent or any additional or substitute Paying Agent by a euro-denominated check drawn on a bank in London, as the case may be.

   In the case of the issuance of certificated notes in the limited circumstances set forth above, the holder of any certificated note may transfer such or exchange note by surrendering it at the offices or agencies of IFCO Systems maintained for this purpose within the City and State of New York and London, England, and at the office of the transfer agent in Luxembourg upon the surrender of such notes, together with the form of transfer thereon duly completed and executed and otherwise in accordance with the Indenture. Until otherwise designated by IFCO Systems, IFCO Systems' offices or agencies in the City and State of New York and London, England, will be the offices of the Trustee maintained for this purpose. In the event of a partial transfer of a holding of notes represented by one certificate, or partial redemption of a holding represented by one certificate, a new certificate shall be issued to the transferee in respect of the part transferred or redeemed and an additional new certificate in respect of the balance of the holding not transferred or redeemed shall be issued to the transferor, provided that no certificate in denominations less than (Euro)1,000 shall be issued. Each new certificate to be issued shall be available for delivery within ten business days at the office of the Trustee or the transfer agent in Luxembourg. IFCO Systems shall bear the cost of preparing, printing, packaging, and delivering the certificated notes.

   IFCO Systems shall not be required to register the transfer or exchange of certificated notes for a period of 15 days preceding (1) the due date for any payment of principal of or interest on the notes or (2) a selection of notes to be redeemed. Also, IFCO Systems is not required to register the transfer or exchange of any notes selected for redemption. In the event of the transfer of any certificated note, the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and IFCO Systems may require a holder to pay any taxes and fees required by law and permitted by the Indenture and the notes.

   If certificated notes are issued and a holder of a certificated note claims that the note has been lost, destroyed, or wrongfully taken or if the note is mutilated and is surrendered to the Trustee or, for so long as the notes are listed on the Luxembourg Stock Exchange, at the specified office of the transfer agent in

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Luxembourg, IFCO Systems shall issue and the Trustee shall authenticate a replacement note if the Trustee's and IFCO Systems' requirements are met. If required by the Trustee or IFCO Systems, an indemnity bond must be sufficient in the judgment of both to protect IFCO Systems, the Trustee or any paying agent or authenticating agent appointed pursuant to the Indenture from any loss that any of them may suffer if a note is replaced. IFCO Systems may charge for its expenses in replacing a note.

   In case any such mutilated, destroyed, lost, or stolen note has become or is about to become due and payable, or is about to be redeemed or purchased by IFCO Systems pursuant to the provisions of the Indenture, IFCO Systems in its discretion may, instead of issuing a new note, pay, redeem, or repurchase the note.

   Certificated notes held in the Netherlands may be subject to withholding of taxes due. Prospective purchasers of notes are advised to consult their own tax advisers as to the Netherlands tax consequences of the purchase, ownership, and disposition of notes including the effect of any regional or local tax laws. In the event the notes are issued in certificated form, the certificated notes will bear a legend to the foregoing effect.

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                                    TAXATION

United States Tax Considerations

   The following is a discussion of material U.S. federal income tax consequences relevant to the exchange of Series A notes for Series B notes. The U.S. federal income tax considerations discussed below are based upon currently existing provisions of the Internal Revenue Code of 1986, applicable Treasury Regulations, judicial authority and current administrative rulings and pronouncements of the IRS. We can give you no assurance that the IRS will not take a contrary view, and we have not asked, and do not intend to ask, for a ruling from the IRS on these issues. Legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions made below. Any changes or interpretations may or may not be retroactive and could affect the tax consequences discussed below. The description below does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

   Because individual circumstances may differ, each holder of the notes is strongly urged to consult his or her own tax advisor with respect to his or her particular tax situation and as to any federal, foreign, state, local, or other tax considerations (including any possible changes in tax law) affecting the purchase, holding and disposition of the notes.

   The exchange of Series A notes for Series B notes in the exchange offer should not constitute a sale or an exchange for federal income tax purposes. Accordingly, this exchange should have no federal income tax consequences to you. You should have a basis in the Series B notes equal to the basis of your Series A notes and your holding period for the Series B notes should include the period during which you held your Series A notes.

   A holder who does not tender his Series A notes will not recognize any gain or loss for federal income tax purposes from the exchange offer.

Netherlands Tax Considerations

   This summary describes the consequences that will generally apply in the case of an investment in the Series B notes under Netherlands tax laws in force and in effect as of the date of this prospectus, and is subject to changes in Netherlands law, including changes that could have retroactive effect. Not every potential tax consequence of such an investment under the law of the Netherlands has been addressed. Prospective purchasers of the notes are advised to consult their own tax advisors with respect to an investment in the Series B notes.

 Withholding

   All payments under the notes may be made free of withholding or deduction of, for, or on account of any taxes of whatever nature imposed, levied, withheld, or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

 Income and Capital Gains

   A holder of notes will not be subject to any Netherlands taxes on income or capital gains in respect of any payment under the notes or in respect of any gain realized on the disposal of the notes, including the exchange of Series A notes for Series B notes, provided that:

  . the holder is neither a resident nor deemed to be a resident in the Netherlands;

  . the holder does not have an enterprise which is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands and to which enterprise as the case may be, the notes are attributable; and


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

  . the holder does not have a substantial interest or a deemed substantial interest in IFCO Systems or, if the holder does have such an interest, it forms part of the assets of an enterprise.

   Generally, a holder of notes will have a substantial interest if he, his spouse, certain other relatives, including foster children, or certain persons sharing his household, hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of the total issued and outstanding capital, or the issued and outstanding capital of any class of shares, of IFCO Systems, or rights to acquire shares, whether or not already issued, that represent at any time, and from time to time, 5% or more of the total issued and outstanding capital, or the issued and outstanding capital of any class of shares, of IFCO Systems or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit of IFCO Systems and/or to 5% or more of the liquidation proceeds of IFCO Systems. A deemed substantial interest is present if all or part of a substantial interest has been disposed of, or is deemed to have been disposed of, on a roll-over basis.

 Other Taxes and Duties

   No Netherlands registration tax, custom duty, transfer tax, stamp duty, or any similar documentary tax or duty, other than court fees, will be payable in the Netherlands in respect of or in connection with the enforcement by legal proceedings, including the enforcement of any foreign judgment in the courts of the Netherlands, of any rights of the holders or the performance by IFCO Systems of our obligations under the Series A notes or under the Series B notes.

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                              PLAN OF DISTRIBUTION

   Based on an interpretation by the staff of the SEC provided in no action letters issued to third parties in similar transactions, we believe that Series B notes issued in the exchange offer in exchange for Series A notes may be offered for resale, resold or otherwise transferred by holders, other than any holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act. This applies, however, only if Series B notes are acquired in the ordinary course of the holders' business and the holders have no arrangement with any person to participate in the distribution of the Series B notes. We refer you to the "Morgan Stanley & Co. Inc." SEC No-Action Letter available June 5, 1991, "Exxon Capital Holdings Corporation" SEC No-Action Letter available May 13, 1988, and "Sherman & Sterling" SEC No-Action Letter available July 2, 1993, for support of our belief.

   Each broker-dealer that receives Series B notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus with any resale of the Series B notes. This prospectus may be used by a broker-dealer in connection with resales of Series B notes received in exchange for Series A notes where the Series A notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the exchange offer begins, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

   Series B notes received by a broker-dealer for its own accounts in the exchange for offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options of the Series B notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the Series B notes. Any broker-dealer that resells Series B notes that were received by it for its own account and any broker or dealer that participates in a distribution of Series B notes may be deemed to be an underwriter within the Securities Act, and any profit on any resale of Series B notes, commissions or concessions received by any of these persons may be underwriting compensation under the Securities Act.

   The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be admitting that it is an underwriter within the meaning of the Securities Act.

   We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the Series A notes, other than commissions or concessions of any broker-dealers. We have agreed to indemnify holders of the notes, including any broker-dealers, against some liabilities, including some liabilities under the Securities Act.

                      ENFORCEABILITY OF CIVIL LIABILITIES

   We are a public limited liability company incorporated under the laws of the Netherlands. Some members of our board of directors, some of our officers, and some of the experts named in this prospectus reside outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or those persons, or to enforce, in courts outside of the United States, judgments against us or those persons obtained in U.S. courts and based upon the civil liability provisions of the federal securities laws of the United States. Furthermore, since a substantial portion of our assets will be located outside of the United States, any judgment obtained in the United States against those persons or us may not be collectible within the United States. Additionally, there may be doubt as to the enforceability, in original actions in Dutch courts, of liabilities based solely upon the federal securities laws of the United States.

                                 LEGAL MATTERS

   The validity of the notes will be passed upon for us by our Dutch counsel, Stibbe Simont Monahan Duhot P.C., New York, New York, and our U.S. counsel, Gardere & Wynne, L.L.P., Dallas, Texas. Partners of Gardere & Wynne who participated in the preparation of this prospectus beneficially own 1,000 of our ordinary shares.

                                    EXPERTS

   The combined and consolidated financial statements of IFCO Systems as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus have been so included in reliance on the report of PwC Deutsche Revision AG, independent accountants, given on the authority of that firm as experts in auditing and accounting.

   The financial statements of IFCO U.S. as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of that firm as experts in auditing and accounting.

   The consolidated financial statements of PalEx and its subsidiaries as of December 26, 1999, and December 27, 1998, and for the years ended December 26, 1999, December 27, 1998, and December 28, 1997, included in this registration statement and prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report dated March 10, 2000, and are included in reliance upon the report of that firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual reports and other information with the SEC. You may read and copy any reports, statements, and other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please feel free to call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world-wide web site maintained by the SEC at www.sec.gov.

   We have filed a registration statement on Form F-4 to register the Series B notes. This prospectus is part of the registration statement. This prospectus does not include all the information contained in the registration statement. For further information about us and the Series B notes, you should review the registration statement. You may inspect or copy the registration statement and the exhibits to the registration statement at the SEC's public reference rooms or obtain a copy from commercial document retrieval services or the SEC's web site.

                                     ISSUER

   We are a leading international provider of round-trip systems, serving over 9,000 customers in 17 countries. We believe we:

  . own and manage the largest pool of round-trip containers, or RTCs, in Europe based on 1997 market information;

  . own and manage a rental pool of over 1.5 million pallets in Canada, making us the second largest pallet rental pool owner and manager in North America;

  . are the largest provider of new and recycled pallets in North America based on our pallet industry experience and industry information; and

  . are the largest provider of industrial container reconditioning services in North America based on our 1998 volume and our estimate of the total number of industrial containers reconditioned in the United States each year using information obtained from the Reusable Industrial Packaging Association.

   Round-trip means that a container is used for the flow of products through one whole distribution cycle and then is used multiple times. We provide RTCs and related services to growers or manufacturers in order to distribute goods to retailers. Retailers benefit from improved product handling and automation capabilities, in-store display in RTCs, improved space efficiency, and reduction of the amount of packaging for transport. We contract third parties to collect empty RTCs from retailers for inspection and reconditioning by us. The RTCs are then reintroduced into the round-trip system for reuse on a just-in-time basis. Our RTCs, which are based on patented technology, are made of plastic and are collapsible. The RTCs are available in many different standardized sizes and structures depending on the goods to be moved. They are designed to be stacked interchangeably regardless of size. Currently, we have approximately 63.5 million IFCO RTCs in circulation. Our European pool now serves over 4,000 growers supplying produce to approximately 15,000 supermarket outlets throughout Western Europe. Currently, approximately 75 retailer groups use our round-trip systems.

   We also manufacture, sell, lease, and recycle wooden pallets in a variety of shapes and sizes for the movement of various types of goods. We currently conduct our pallet operations from 60 facilities throughout the United States and Canada. We also recondition industrial container products, which include steel closed top drums, steel drums with fully removable heads, plastic drums, and industrial bulk containers, from 12 facilities in the United States.

   We were incorporated on March 31, 1999 under the laws of the Netherlands as a public limited liability company. Our authorized share capital consists of 100,000,000 ordinary shares, nominal value (Euro)2.00 per share, and 50,000,000 preferred shares, nominal value (Euro)2.00 per share. We have approximately
42.5 million ordinary shares and no preferred shares outstanding. As of March 31, 2000, we had approximately $278.6 million of total debt including capital lease obligations.

   The notes are guaranteed by all of our subsidiaries other than our immaterial subsidiaries. The subsidiary guarantors are:

  .  IFCO Europe Beteiligungs GmbH

  .  IFCO International Food Container Organisation GmbH

  .  IFCO Finance Consulting GmbH

  .  IFCO Skandinavien A/S

  .  GISO Verwaltungsgesellschaft mbH & Co. Behalterleasing KG

  .  MTS Okologistik GmbH

  .  IFCO International Network Beteiligungsgesellschaft mbH

  .  IFCO Argentina S.A.

  .  IFCO-U.S., L.L.C.

  .  PalEx, Inc.

  .  Acme Barrel Company, Inc.

  .  Bay Area Pallet Company

  .  Black River Forest Products, Inc.

  .  Charlotte Steel Drum Corporation

  .  Consolidated Container Corporation

  .  Container Resources Corporation

  .  Container Services Company NW, Inc.

  .  Container Services Company SW, Inc.

  .  Duckert Pallet Co., Inc.

  .  Drum Service Co. of Florida

  .  Environmental Recyclers of Colorado, Inc.

  .  Gilbert Lumber Incorporated

  .  Isaacson Lumber Company

  .  Interstate Pallet Co., Inc.

  .  New London Pallet, Inc.

  .  PalEx Container Systems, Inc.

  .  PalEx-Texas, Inc.

  .  PalEx-Texas, L.P.

  .  PalEx Texas Holdings, Inc.

  .  Pallet Outlet Company, Inc.

  .  Ridge Pallets, Inc.

  .  Sheffield Lumber and Pallet Company, Inc.

  .  Shipshewana Pallet Co., Inc.

  .  SMG Corporation

  .  Sonoma Pacific Company

  .  Southern Pallet, Inc.

  .  Valley Crating and Packaging, Inc.

  .  Western Container Limited Liability Company

   Our immaterial subsidiaries that are not guaranteeing the notes are:

  .  IFCO Logistic Services GmbH

  .  IFCO System Logistik GmbH

  .  IFCO International Food Container Organisation Ges. mbH

  .  IFCO France s.a.s.

  .  IFCO Schweiz AG

  .  IFCO Contenedores S.A.

  .  IFCO UK Ltd.

  .  IFCO Italia S.r.l.

  .  GELOG AG

  .  MTP GmbH

  .  MTP GmbH & Co. KG

  .  Schoeller-U.S., Inc.

  .  IFCO Uruguay s.a.

  .  IFCO Japan Inc.

  .  IFCO do Brasil Embalagens Ltda.

  .  Atlas Container Company, Inc.

  .  McCook Drum & Barrel Co., Inc.

  .  NLD, Inc.

  .  NLP Transport, Inc.

  .  PalEx Iowa, Inc.

  .  PalEx Kansas, Inc.

  .  Pallet Management Services, Inc.

  .  Southern Steel Drums, Inc.

   We are a holding company with no separate operations other than our ownership of the equity of our subsidiaries. Accordingly, the description of our business and operations in this prospectus includes a description of the business and operations of our subsidiaries, most of whom will be guarantors. As a result, we have not separately described the operations of our subsidiaries.

                              GENERAL INFORMATION

Listing

   The Series A notes are listed on the Luxembourg Stock Exchange, and we have applied to list the Series B Notes on the Luxembourg Stock Exchange. In connection with listing, we have deposited copies of our articles of association and a legal notice (Notice Legale) relating to the issue of the notes with the Chief Registrar of the District Court in Luxembourg (Greffier en Chef du Tribunal D'Arrondissement de et a Luxembourg), where copies may be obtained on request. In addition, copies of these documents may be obtained at the Luxembourg office of Kredietbank Luxembourg, the paying agent under the Indenture. Notice of any optional tax redemption, any change of control, or any change in the rate of interest payable on the notes will be published in a Luxembourg newspaper of general circulation.

Corporate

   We are incorporated under the laws of the Netherlands. The address of our registered office is "Rivierstaete", Amsteldijk 166, 1079 LH Amsterdam, The Netherlands.

Authorization

   The issuance of the notes was authorized by a resolution of our board of directors on February 28, 2000.

Accounts

   Copies of each of the following consolidated financial statements of IFCO Systems and its subsidiaries and PalEx and its subsidiaries as may be published for the life of the notes, will be available at the principal office of the paying agent in Luxembourg so long as the notes are listed on the Luxembourg Stock Exchange:

  . audited combined and consolidated financial statements of IFCO Systems as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999;

  . audited consolidated financial statements of PalEx and its subsidiaries as of December 27, 1998, and December 26, 1999, and for the years ended December 28, 1997, December 27, 1998, and December 26, 1999; and

  . audited financial statements of IFCO-U.S., L.L.C., as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999.

   We will provide to the Trustee and holders of the notes and will publish
(1) annual reports including annual financial statements and (2) quarterly reports, containing unaudited financial statements. These annual and quarterly reports will be available free of charge at the office of the paying agent in Luxembourg.

No Material Adverse Change

   Except as disclosed herein, there has been no material adverse change in the consolidated financial position of IFCO Systems and its subsidiaries and PalEx and its subsidiaries since December 31, 1999.

Litigation

   There are no legal or arbitration proceedings, including any proceedings which are pending or threatened of which we or our subsidiaries are aware, which may have, or have had in the past 12 months, a significant effect on our financial position.

Clearing

   The Notes have been accepted for clearance through Euroclear and Clearstream Banking, societe anonyme with a Common Code of 011457789 and an International Securities Identification Number of XS0114577892.

Documents Available

   Copies of each of the following documents are available for inspection on request, and, in the case of the documents specified in paragraph (a) below, obtainable at the specified office of the principal paying agent or the paying agent with its specified office in Luxembourg:

  (a) our articles of association;

  (b) the Indenture (incorporating the forms of the notes);

  (c) the purchase agreement; and

  (d) the registration rights agreement.

                         INDEX TO FINANCIAL STATEMENTS


IFCO Systems N.V.
 Report of Independent Accountants........................................  F-2
 Combined and Consolidated Balance Sheets as of December 31, 1998 and
  1999....................................................................  F-3
 Combined and Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998, and 1999.......................................  F-4
 Combined and Consolidated Statements of Comprehensive Loss for the years ended December 31, 1997, 1998, and 1999.................................  F-5
 Combined and Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1997, 1998, and 1999...........................  F-6
 Combined and Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998, and 1999.......................................  F-7
 Notes to Combined and Consolidated Financial Statements..................  F-9

IFCO Systems N.V. (unaudited)
 Condensed Consolidated Balance Sheets as of December 31, 1999 and March
  31, 2000................................................................ F-27
 Condensed Consolidated Statements of Operations for the three months ended March 31, 1999 and 2000........................................... F-28
 Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 1999 and 2000.................................... F-29
 Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 1999 and 2000........................................... F-30
 Notes to Condensed Consolidated Financial Statements..................... F-31

PalEx, Inc. and Subsidiaries
 Report of Independent Certified Public Accountants....................... F-39
 Consolidated Balance Sheets as of December 27, 1998 and December 26,
  1999.................................................................... F-40
 Consolidated Statements of Operations for the years ended December 28,
  1997, December 27, 1998, and December 26, 1999.......................... F-41
 Consolidated Statements of Comprehensive Income for the years ended
  December 28, 1997, December 27, 1998, and December 26, 1999............. F-42
 Consolidated Statements of Changes in Stockholders' Equity for the years ended December 28, 1997, December 27, 1998, and December 26, 1999....... F-43
 Consolidated Statements of Cash Flows for the years ended December 28,
  1997, December 27, 1998, and December 26, 1999 ......................... F-44
 Notes to Consolidated Financial Statements............................... F-45

IFCO-U.S., L.L.C.
 Report of Independent Certified Public Accountants....................... F-63
 Balance Sheets as of December 31, 1998 and 1999.......................... F-64
 Statements of Operations and Changes in Accumulated Members' Deficit for
  the years ended December 31, 1997, 1998, and 1999....................... F-65
 Statements of Cash Flows for the years ended December 31, 1997, 1998, and
  1999.................................................................... F-66
 Notes to Financial Statements ........................................... F-67

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of IFCO Systems N.V.
Rivierstaete
Amsteldijk 166, 1079 LH
Amsterdam

In our opinion, the accompanying combined and consolidated balance sheets and the related combined and consolidated statements of operations, comprehensive income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the combined and consolidated financial position of IFCO Systems N.V. and its subsidiaries (collectively "the Company") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States on the basis described in Note 1. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States and Germany, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft
Dusseldorf, Germany
April 26, 2000

(Betz)                                    (Hartmann)
Wirtschaftsprufer                         Wirtschaftsprufer

                               IFCO SYSTEMS N.V.

                    COMBINED AND CONSOLIDATED BALANCE SHEETS

                             (In thousands of US$)

                                                              December 31,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................................ $ 23,642  $ 12,240
  Receivables..............................................   74,462    64,809
  Other....................................................    1,874     4,591
                                                            --------  --------
    Total current assets...................................   99,978    81,640
PROPERTY, PLANT AND EQUIPMENT, net.........................  172,437   167,678
OTHER NON-CURRENT ASSETS...................................   12,038    17,303
                                                            --------  --------
    Total assets........................................... $284,453  $266,621
                                                            ========  ========
           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term loans......................................... $    500  $    795
  Short-term related party loans...........................    2,618     2,280
  Current maturities of long-term debt.....................    4,912    70,038
  Current maturities of capital lease obligations..........    9,340    10,329
  Refundable deposits......................................   70,875    66,436
  Accounts payable.........................................   69,287    83,209
  Accrued expenses and other current liabilities...........    7,303     7,918
  Deferred income..........................................    6,573     5,459
                                                            --------  --------
    Total current liabilities..............................  171,408   246,464
ACCUMULATED LOSSES IN EXCESS OF INVESTMENT IN EQUITY
 ENTITIES..................................................    4,472     5,623
LONG-TERM DEBT, net of current maturities..................   77,874
CAPITAL LEASE OBLIGATIONS, net of current maturities.......   26,867    24,198
COMMITMENTS AND CONTINGENCIES..............................
MINORITY INTEREST..........................................   28,887    25,316
PARTICIPATING RIGHTS.......................................    4,274     3,259
REDEEMABLE PARTICIPATING RIGHTS............................    1,544     1,433
SHAREHOLDERS' EQUITY:
  Contributed capital of predecessor companies.............   10,017
  Common stock, (Euro)10 par value, authorized 5,000,000
   shares; issued 1999--5,000 shares, issued 1998--0
   shares..................................................                 54
  Paid-in capital..........................................             10,339
  Accumulated deficit......................................  (38,858)  (52,737)
  Accumulated other comprehensive income (loss)............   (2,032)    2,672
                                                            --------  --------
    Total shareholders' equity.............................  (30,873)  (39,672)
                                                            --------  --------
    Total liabilities and shareholders' equity............. $284,453  $266,621
                                                            ========  ========

 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

               COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

                             (In thousands of US$)

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
REVENUES......................................... $118,546  $136,176  $154,726
COST OF SALES:
  Depreciation and amortization expense and crate
   breakage......................................   26,929    28,051    35,805
  Other costs of sales...........................   72,693    78,167    88,680
                                                  --------  --------  --------
                                                    99,622   106,218   124,485
                                                  --------  --------  --------
    Gross profit.................................   18,924    29,958    30,241
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.....   18,328    24,289    24,511
MERGER AND INTEGRATION COSTS.....................                        3,519
AMORTIZATION OF GOODWILL.........................      675       383       289
OTHER OPERATING (INCOME) EXPENSES, NET...........     (840)     (864)     (639)
                                                  --------  --------  --------
    Income (loss) from operations................      761     6,150     2,561
INTEREST EXPENSE.................................  (14,302)  (12,101)  (12,534)
INTEREST INCOME..................................    3,887     1,607       600
FOREIGN CURRENCY (LOSSES) GAINS..................       25      (188)   (1,092)
LOSSES FROM EQUITY ENTITIES......................   (2,347)   (2,726)   (1,738)
OTHER INCOME (EXPENSE), net......................      183       (83)     (240)
                                                  --------  --------  --------
    Loss before income taxes and minority
     interest....................................  (11,793)   (7,341)  (12,443)
INCOME TAX PROVISION.............................      (47)     (210)     (320)
MINORITY INTEREST................................             (1,274)   (1,291)
                                                  --------  --------  --------
    Net loss.....................................  (11,840)   (8,825)  (14,054)
PARTICIPATING RIGHTS.............................      630       (88)      175
                                                  --------  --------  --------
    Net loss applicable to common stock.......... $(11,210) $ (8,913) $(13,879)
                                                  ========  ========  ========
Basic loss per share (in US$)....................   ($0.56)   ($0.45)   ($0.69)


 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

           COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                             (In thousands of US$)

                                                     1997      1998      1999
                                                   --------  --------  --------
Net loss.......................................... $(11,840) $ (8,825) $(14,054)
Other comprehensive income (loss):
  Foreign currency translation adjustment.........      317    (1,970)    4,704
                                                   --------  --------  --------
Comprehensive loss................................ $(11,523) $(10,795) $ (9,350)
                                                   ========  ========  ========




 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

          COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             (In thousands of US$)

                         Contributed                             Accumulated
                         Capital of                                 Other
                         Predecessor Common Paid-In Accumulated Comprehensive Shareholders'
                          Companies  Stock  Capital   Deficit   Income (Loss)    Equity
                         ----------- ------ ------- ----------- ------------- -------------
BALANCE January 1,
 1997...................  $ 10,017     --        --  $(10,100)     $  (379)     $   (462)
Capital distribution,
 net of tax.............        --     --        --    (8,635)          --        (8,635)
Participating rights,
 net of tax.............        --     --        --       774           --           774
Redeemable cumulative
 participating rights,
 net of tax.............        --     --        --      (144)          --          (144)
Foreign currency
 adjustment.............        --     --        --        --          317           317
Net loss................        --     --        --   (11,840)          --       (11,840)
                          --------    ---   -------  --------      -------      --------
BALANCE December 31,
 1997...................    10,017                    (29,945)         (62)      (19,990)
Participating rights,
 net of tax.............        --     --        --        61           --            61
Redeemable cumulative
 participating rights,
 net of tax.............        --     --        --      (149)          --          (149)
Foreign currency
 adjustment.............        --     --        --        --       (1,970)       (1,970)
Net loss................        --     --        --    (8,825)          --        (8,825)
                          --------    ---   -------  --------      -------      --------
BALANCE December 31,
 1998...................    10,017                    (38,858)      (2,032)      (30,873)
Original cash
 contribution on March
 31, 1999...............        --     54        --        --           --            54
Participating rights,
 net of tax.............        --     --        --       328           --           328
Contribution from
 shareholder, net of
 tax....................       322     --        --        --           --           322
Contribution of shares
 from SLT...............   (10,339)    --    10,339        --           --            --
Redeemable cumulative
 participating rights,
 net of tax.............        --     --        --      (153)          --          (153)
Foreign currency
 adjustment.............        --     --        --        --        4,704         4,704
Net loss................        --     --        --   (14,054)          --       (14,054)
                          --------    ---   -------  --------      -------      --------
BALANCE December 31,
 1999...................  $     --    $54   $10,339  $(52,737)     $ 2,672      $(39,672)
                          ========    ===   =======  ========      =======      ========



 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

               COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (In thousands of US$)

                                                     Year Ended December 31,
                                                    ---------------------------
                                                      1997     1998      1999
                                                    --------  -------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss..........................................  $(11,840) $(8,825) $(14,054)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
 Depreciation and amortization expense and crate
  breakage........................................    26,929   28,051    35,805
 Amortization of goodwill.........................       675      383       289
 Amortization of intangible assets and debt
  issuance costs..................................        --    1,036     1,311
 Foreign currency (gains) losses..................       (25)     188     1,092
 Loss applicable to minority interests............              1,274     1,291
 (Profit)/loss on sale of property, plant and
  equipment.......................................        (2)      --         2
 Losses from equity entities......................     2,347    2,726     1,738
 Changes in operating assets and liabilities--
  Proceed from factoring arrangement..............        --   25,435    32,887
  Receivables.....................................   (11,588)   2,160   (36,851)
  Other assets, long term.........................       243      176       202
  Inventory.......................................     7,414   (1,621)   (2,742)
  Prepaid expenses and other current accounts.....       107      673      (443)
  Accounts payable................................     2,133   10,933     6,429
  Other current liabilities.......................     3,515   (7,791)   (1,683)
  Accrued liabilities.............................     8,722    3,803    11,073
  Deferred income.................................       917    1,337       (28)
                                                    --------  -------  --------
   Net cash provided by operating activities......    29,547   59,938    36,318
                                                    --------  -------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of crates...............................   (39,007) (38,098)  (27,691)
 Purchase of property, plant and equipment........      (562)  (2,097)   (3,076)
 Purchase of other intangible assets..............      (243)     (33)   (3,097)
 Merger costs.....................................        --       --    (2,039)
 Investment in equity entities....................      (478)  (1,390)     (587)
 Proceeds from sale of property and equipment.....       448      106        --
 Sale (purchase) of investments carried at cost...      (436)   2,746        --
                                                    --------  -------  --------
   Net cash used in investing activities..........   (40,278) (38,766)  (36,490)
                                                    --------  -------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from original issuance of shares........                           54
 Proceeds from sale of redeemable convertible
  preferred stock.................................    24,949       --        --
 Proceeds from shareholder contribution...........        --       --       322
 Payments on short-term bank borrowings...........        --  (51,254)       --
 Payments on long-term bank borrowings............    (3,502) (15,351)  (13,634)
 Payments on short-term related party loans.......        --  (25,779)     (196)
 Payments on capital lease obligations............   (14,214)  (5,331)   (9,401)
 Proceeds from short term bank borrowings.........     8,591       --       314
 Proceeds from long term bank borrowings..........        --   91,756    14,453
 Proceeds from related party loans................     3,997    1,850       276
 Payment for interest rate cap....................        --     (202)       --
 Debt issuance costs..............................    (6,621)  (2,131)       --
 Capital distribution to shareholders.............    (8,635)      --        --
 Other............................................       464       --        --
                                                    --------  -------  --------
   Net cash provided by (used in) financing
    activities....................................     5,029   (6,442)   (7,812)
                                                    --------  -------  --------

 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

                             (In thousands of US$)

                                                   Year Ended December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS...................................... $  (549) $   920  $ (3,418)
                                                   -------  -------  --------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS......................................  (6,251)  15,650   (11,402)
CASH AND CASH EQUIVALENTS, beginning of the
 period...........................................  14,243    7,992    23,642
                                                   -------  -------  --------
CASH AND CASH EQUIVALENTS, end of period.......... $ 7,992  $23,642  $ 12,240
                                                   =======  =======  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid for interest........................... $ 6,772  $ 6,959  $ 12,143
 Cash paid for income taxes....................... $    47  $    64  $     92
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
 FINANCING ACTIVITIES:
 Accretion of redeemable convertible preferred
  stock...........................................      --  $ 1,274  $  1,077
 Redeemable cumulative participating rights....... $   144  $   149  $   (153)
 Participating rights............................. $  (774) $   (61) $   (328)
 Purchase of containers on capital leases......... $ 8,465  $ 9,382  $ 13,984
 Merger costs included in accounts payable........      --       --  $  4,100
 Container purchases included in accounts
  payable......................................... $ 2,943       --  $ 16,484



 The accompanying notes are an integral part of these combined and consolidated financial statements.

             NOTES TO THE FINANCIAL STATEMENTS OF IFCO SYSTEMS N.V.

                 (In thousands of US$ unless otherwise stated)

1. BUSINESS AND ORGANIZATION:

   IFCO Systems N.V. ("the Company" or "IFCO"), which was incorporated under the laws of the Netherlands on March 31, 1999, is a holding company for IFCO Europe Beteiligungs GmbH ("IFCO Europe"), MTS Okologistik GmbH ("MTS"), and Schoeller International Logistics Beteiligungsgesellschaft ("SIL").

   On March 8, 2000, the Company completed a merger with PalEx, Inc. ("PalEx") upon the approval of the shareholders of PalEx, in addition to an initial public offering. See Note 13.

   IFCO Europe was established in 1997 and is the holding company of IFCO International Food Container Organisation GmbH ("IFCO GmbH"), a German company, which was established in 1992. IFCO Europe is involved in the organization and administration of the purchase, distribution and leasing of round-trip container ("RTC") systems in Germany and other European countries. The RTCs are leased primarily to producers of fresh fruit and vegetables in exchange for a one-time usage fee. The producers' goods are transported in the RTCs to various intermediaries and ultimately retailers for sale to consumers. IFCO Europe delivers the empty RTCs to customers' bulk warehouses and collects the empty crates from regional service points, where the RTCs are transported to the Company's depots and cleaned for reuse. IFCO Europe is 76% owned by IFCO Systems N.V., with a subsidiary of General Electric Capital Corporation ("GECC") holding a minority interest of 24%. In connection with its initial investment of $24,949 in IFCO Europe in 1997, GECC received options to increase its investment in IFCO Europe to 49% and then up to 100% after certain dates have passed and criteria have been met. GECC also received options to purchase 100% of MTS and up to 100% of SIL after certain dates have passed and criteria have been met.

   MTS, a German company that is 100% owned by IFCO Systems N.V. was established in 1992 and offers a reusable packing system for dry goods sold primarily by retailers. MTS's business processes are generally similar to those of IFCO Europe.

   SIL, a German company that is 100% owned by IFCO Systems N.V. was established in 1994 to hold ownership interests in RTC systems in the United States, Argentina and Japan. The operation in Argentina is wholly owned and is consolidated within SIL. SIL has a 50% voting interest in the operations in the United States and a 33% ownership investment in the Japanese operations. SIL has agreed to fund its proportionate share of losses of the operations in the United States and Japan in excess of its capital investment. Both of these operations are accounted for under the equity method. SIL's business processes are generally similar to those of IFCO Europe.

   Prior to November 3, 1999, IFCO Europe and MTS were subsidiaries of Schoeller Packaging Systems GmbH ("SPS"). In December 1999, SPS changed its name to Schoeller Logistics Industries GmbH ("SLI"). SIL was a subsidiary of Gebruder Schoeller Beteilungsverwaltungs GmbH, Munich ("GSB"). SLI and GSB are wholly owned by the same group of shareholders, the Schoeller family. Effective November 3, 1999, SLI indirectly contributed its shares of IFCO Europe and MTS to IFCO Systems N.V. In addition, GSB contributed its shares of SIL to IFCO Systems N.V. effective November 22, 1999. IFCO Systems N.V. is 100% owned by Schoeller Logistic Technologies Holding GmbH, Pullach ("SLT"). SLT is 24% owned by GSB and 76% owned by SLI. The transfer of shares was accounted for as a transfer between entities of common control using the historical basis of assets and liabilities transferred.

   Periods prior to the contribution of shares to IFCO Systems N.V. described above represent the combined financial statements of IFCO Europe, MTS and SIL. Periods subsequent to the contribution represent the combined and consolidated results of IFCO Systems N.V. The contribution of shares to IFCO Systems N.V. has been reflected as a transfer from combined contributed share capital of IFCO Europe, MTS and SIL to paid-in capital of IFCO Systems N.V. within the combined and consolidated statement of shareholders' equity.

                               IFCO SYSTEMS N.V.

   IFCO Europe and MTS previously reported separately to SLI. SIL previously reported to GSB. All costs relating to each entity were historically billed through management charges. These costs include all general corporate overhead, consisting of accounting, legal and technical services and other general and administrative costs, and interest expense related to the operations of IFCO Europe, MTS, and SIL. Subsequent to the transfer of shares to IFCO Systems N.V., SLI continues to provide management services to the Company. See Note 9. All significant inter-company transactions and balances between the combined and consolidated companies have been eliminated. Income taxes have been calculated on a separate return basis.

   On February 29, 2000 a debenture in the amount of DM 45 million ($22,151) was issued to GECC by SLT in exchange for the contribution of GECC's preferred share in IFCO Europe to SLT. On March 1, 2000 SLT contributed this preferential share to IFCO Systems N.V., making IFCO Systems N.V. the 100% shareholder of IFCO Europe. This debenture has a 30 year term and bears interest at 5% per year. The debenture is convertible to IFCO Systems N.V. ordinary shares that are held by SLT after a mandatory holding period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Accounting Principles

   The accompanying combined and consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

 Reclassifications

   Certain reclassifications have been made in the 1998 and 1997 financial statements to conform to the 1999 presentation.

 Fiscal Year

   All combined and consolidated entities maintain their accounting records using a December 31 year-end.

 Cash and Cash Equivalents

   The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

 Inventory

   Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined using a weighted average cost method.

 Property, Plant and Equipment

   Property, plant, and equipment is carried at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The straight-line method of depreciation is utilized for financial reporting purposes.

   Included in property, plant and equipment is the Company's RTC rental pool, which is being depreciated to estimated salvage value using the straight line method over lives ranging from 8 to 15 years. The Company periodically reviews its RTC rental pool to ensure that all unusable RTCs are reduced to net realizable value in

                               IFCO SYSTEMS N.V.

accordance with the Company's RTC supply contract. These charges are considered breakage by the Company and are included in cost of sales in the accompanying combined and consolidated statements of operations.

   Expenditures for maintenance and repairs are charged to expense as incurred. Additions and major replacements or betterments that increase capacity or extend useful lives are added to the cost of the asset. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in other income (expense), net, in the accompanying combined and consolidated statements of operations.

   The Company follows the reporting requirements of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 establishes the recognition and measurement standards related to the impairment of long-lived assets. The Company periodically assesses the realizability of its long-lived assets pursuant to the provisions of SFAS No.
121. See Note 3.

   The Company follows the reporting requirements of SFAS No. 13 "Accounting for Leases". Leases classified as capital leases are recognized as assets and liabilities in the balance sheet at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between imputed finance charge and the reduction of the outstanding liability. The lease asset is depreciated during the period of expected used on a systematic basis consistent with the depreciation policy for depreciable assets that are owned.

 Goodwill and Other Intangible Assets

   Goodwill, which represents the excess of acquisition cost over the fair market value of identified net assets acquired in business combinations accounted for as purchases, is amortized using the straight-line method over 15 years. The Company capitalizes certain internal software development costs which are amortized by the straight-line method over the estimated useful economic lives of the software, not to exceed 4 years. At December 31, 1998 and 1999, unamortized software costs were $2,974 and $896, respectively. Amortization of capitalized internal software development costs totalled $261, $186 and $168, in 1997, 1998 and 1999, respectively.

   The Company evaluates on a regular basis whether events and circumstances have occurred that indicate that the carrying amount of goodwill and other intangible assets may warrant revision. Management believes that there has been no impairment of the goodwill and other intangible assets as reflected in the Company's combined and consolidated financial statements as of December 31, 1999.

 Advertising Costs

   All advertising costs are expensed when incurred. Total advertising costs were $1,215, $833, and $1,502 for the years ended December 31, 1997, 1998, and 1999, respectively.

 Investment in Equity Entities

   Entities over which IFCO has between 20% and 50% of the voting rights, and over which IFCO exercises significant influence, are accounted for using the equity method.

   SIL's share of operating losses in the Japanese operations ("IFCO-Japan") has exceeded its capital investment, and accordingly the investment in IFCO-Japan has been reduced to zero. In 1999, SIL agreed to fund the losses of IFCO-Japan and accordingly has recorded its proportionate share of the losses in IFCO-Japan in excess of its investment as accumulated losses in excess of investment in equity entities in the combined and

                               IFCO SYSTEMS N.V.

consolidated balance sheet. IFCO-Japan's losses that have been recorded are included in losses from equity entities on the combined and consolidated statement of operations.

   SIL's share of the operating losses in the operations in the United States ("IFCO-US") has exceeded its initial capital investment. SIL has recorded its proportionate share of the losses in IFCO-US in excess of its investment as accumulated losses in excess of investment in equity entities in the combined and consolidated balance sheet as SIL has agreed to fund its proportionate share of the losses. The loss that has been recognized by SIL in respect of IFCO-US is recorded in losses from equity entities on the combined and consolidated statement of operations.

 Participating Rights

   The participating rights were originally issued to Schoeller Plast Industries GmbH, Pullach, ("SPI"), a company wholly owned by SLI, in respect of IFCO GmbH with a nominal value of DM 10.0 million. The rights have no voting rights and are issued for an unlimited period and may be terminated by IFCO upon repayment of the nominal value. In the event of IFCO GmbH's liquidation, it is repayable after all other creditors and ranks equally with the share capital. The participating rights share in IFCO GmbH's profits up to a maximum of DM1.6 million ($0.8 million) per year, before any other distribution may be made, and in IFCO GmbH's losses in the amount of 10% per year until the balance is exhausted. In the event that the participating rights has been reduced from its nominal value by its share of losses, future profits must first be used to restore it to its nominal value before any other distributions may be made.

   On March 8, 2000, in connection with the IPO and the refinancing of IFCO, the Company made a payment of DM 8.0 million ($3,915) to SPI for the termination of the participating rights. This payment is an estimate of the amount required to terminate the participating rights. SPI will reimburse the Company for approximately DM 1.7 million ($838) as the Company made an over-payment to SPI.

 Redeemable Participating Rights

   In 1996 SIL received DM 2.0 million ($1,228) from Alexander Schoeller & Co. Management Holding GmbH ("ASMH"), a company which is wholly owned by the Schoellers. Each year that SIL recognizes a profit under German GAAP, ASMH is entitled to DM 250,000 ($128) per annum. This amount is cumulative, and any unpaid balance due to SIL's lack of profit bears interest at 6.0% per annum. ASMH does not participate in SIL's losses, and has no voting rights in SIL. The agreement is for an unlimited duration, and may be terminated by either party with a six month notice period.

   On March 8, 2000, the Company paid DM 2.8 million ($1,370) to ASMH to terminate these redeemable participating rights.

 Income Taxes

   The Company uses the liability method of accounting for income taxes, wherein deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through income tax expense.

                               IFCO SYSTEMS N.V.

 Revenue Recognition

   The majority of the Company's combined and consolidated revenues are generated from RTC usage fees and are recognized over the Company's service obligation period, which is complete when the customer's product is removed from the RTCs and the RTC is returned to the Company.

   In December 1999, the United States Securities and Exchange Commission ("SEC") issued SAB 101, "Revenue Recognition", which summarizes certain of the SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 in these financial statements. Such adoption had no impact on the Company's financial statements.

   The Company also generates revenues from the lease of RTCs for specified periods of time, which are recognized on a straight-line basis over the lease term. Additionally, the Company generates revenues from the sale of broken RTCs.

 Refundable Deposits

   The Company receives a deposit from its customers upon RTC delivery that is classified as a refundable deposit in the accompanying combined and consolidated balance sheets. This deposit is refunded by the Company when the RTC is recollected.

 Fair Value of Financial Instruments

   SFAS No. 107, "Disclosures About Fair Values of Financial Instruments", and SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments", require the disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. The carrying value of the Company's long-term debt approximates fair value due to variable interest rates. The carrying value of the Company's other financial instruments also approximates fair value, except for the interest rate cap of the Senior Facility Agreement. The cap uses a derivative financial instrument, and as it is an integral part of the Senior Facility Agreement, it cannot be reliably segregated and measured. There are no published price quotations in active public securities markets and even though there are well-established valuation models, the data inputs to these models does not come from active markets.

 Foreign Currency Transactions and Translation

   Sales and purchases in foreign currency are measured using the exchange rate at the day of the transaction. Foreign currency transaction gains and losses are included in the combined and consolidated statement of operations.

   The functional currency is the local currency of each subsidiary. The Company has selected the United States dollar ("US$") as its reporting currency. The financial statements of the Company's operations which are not denominated in United States dollars are translated using the exchange rate as of the balance sheet date for assets and liabilities and a weighted average exchange rate for the reported amount of revenues, expenses, gains and losses during the reporting period. The cumulative translation adjustment is recorded as a separate component of shareholders' equity.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets

                               IFCO SYSTEMS N.V.

and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Although the Company reviews all significant estimates affecting its combined and consolidated financial statements on a recurring basis and records the estimated effect of any necessary adjustments prior to their publication, actual results could differ from these estimates.

 Basic Loss Per Share

   Basic loss per share has been computed using the actual number of ordinary shares that were issued to the shareholders of IFCO in connection with the IPO of IFCO Systems N.V. and the merger with PalEx. This amount has been calculated as 20.0 million. The numerator used in the calculation of proforma basic loss per share has been calculated using the net loss for the year plus the redeemable cumulative participating rights and the participating rights. The number of shares used in calculating basic and diluted loss per share is the same, as the conversion of the preferred stock would result in anti-dilution.

 Recent Accounting Pronouncements

   On May 19, 1999, the Financial Accounting Standards Board decided to delay the effective date of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 requires that all derivative financial instruments be recognized as either assets or liabilities on the balance sheet at their fair values and that accounting for the changes in their fair values is dependent upon the intended use of the derivatives and their resulting designations. The new standard will supersede or amend existing standards that deal with hedge accounting and derivatives. The Company has not determined the effect that adopting this standard will have on its combined and consolidated financial statements.

3. PROPERTY, PLANT AND EQUIPMENT:

   Property, plant and equipment consist of the following:

                                                 Estimated
                                                  Useful     December 31,
                                                 Lives in  ------------------
                                                   Years     1998      1999
                                                 --------- --------  --------
   Crates.......................................   8-15    $188,848  $189,964
   Machinery and equipment......................   4-10       7,631     6,641
   Furniture and fixtures.......................   4-10       4,213     3,910
                                                           --------  --------
                                                           $200,692  $200,515
   Less: Accumulated depreciation and
    amortization................................            (28,255)  (32,837)
                                                           --------  --------
                                                           $172,437  $167,678
                                                           ========  ========

   Depreciation expense for the years ended December 31, 1997, 1998, and 1999, was $8,579, $10,414, and $12,757 respectively. Of the total assets above, costs of $14,388, $38,288, and $37,159, and accumulated depreciation of $651, $981, and $2,876 are held under capital leases at December 31, 1997, 1998, and 1999, respectively.

                               IFCO SYSTEMS N.V.

4. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

 Accounts Receivable

   The major components of accounts receivable are as follows:

                                                               At December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Trade (gross).............................................. $63,292  $61,723
   Less: Allowance for doubtful accounts......................  (6,079)  (4,706)
   Related Party..............................................  11,738    4,071
   Other......................................................   5,511    3,721
                                                               -------  -------
                                                               $74,462  $64,809
                                                               =======  =======

   Activity in the Company's allowance for doubtful accounts consists of the following:

                                                                  Year ended
                                                                 December 31,
                                                                 --------------
                                                                  1998    1999
                                                                 ------  ------
   Balance, beginning of year................................... $5,886  $6,079
   Write-offs...................................................   (887) (1,996)
   Additional provisions........................................    540   1,277
   Increase (decrease) due to foreign exchange translation......    540    (654)
                                                                 ------  ------
                                                                 $6,079  $4,706
                                                                 ======  ======

 Other Non-current Assets

   The major components of other non-current assets are as follows:

                                                               At December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Debt issuance costs........................................ $ 9,364  $ 7,974
   Merger costs...............................................      --    5,051
   Goodwill...................................................   4,187    3,496
   Software...................................................     896    2,974
   Other intangible assets....................................      66    1,215
                                                               -------  -------
                                                                14,513   20,710
   Less: accumulated amortization.............................  (2,475)  (3,407)
                                                               -------  -------
                                                               $12,038  $17,303
                                                               =======  =======

   Merger costs represent the direct costs of the acquisition of PalEx during 1999. Included in other intangible assets at December 31, 1999 are deferred IPO and deferred high yield debt issuance costs of $857 and $231, respectively. The deferred IPO costs relate to costs of issuing equity securities in early 2000, and will be accounted for as a reduction of the proceeds of the equity offering. Accordingly, these costs will not be amortized over future periods. The deferred high yield debt issuance costs relate to debt issued in early 2000 and will be amortized over the life of the new debt issue.

                               IFCO SYSTEMS N.V.

 Accounts payable

   The major components of accounts payable are as follows:

                                                                 At December 31,
                                                                 ---------------
                                                                  1998    1999
                                                                 ------- -------
   Trade........................................................ $65,525 $72,013
   Related party................................................   3,762  11,196
                                                                 ------- -------
                                                                 $69,287 $83,209
                                                                 ======= =======

5. DEBT:

 Long-Term Debt

   During 1998, the Company negotiated a new financing arrangement through a lending syndicate under a Deutsche Mark ("DM") 146 million ($89.6 million) Senior Facility Agreement (SFA) and a DM35 million ($21.5 million) Senior Subordinated Agreement (SSA). The proceeds from the SFA and SSA were primarily used to reduce the Company's outstanding short-term borrowings.

   During 1999, the amount of credit available to the Company was reduced to DM
160.5 million ($82.3 million). The credit facility consists of DM 125.5 million ($64.3 million) available under the SFA and DM35.0 million ($18.0 million) available under the SSA.

   The SFA consists of a DM64.0 million ($32.8 million) fixed term loan and two revolving credit facilities totaling DM61.5 million ($31.5 million). All borrowings under the SFA, approximately DM100.5 million ($51.5 million) outstanding as of December 31, 1999, contain principal reduction provisions, mature in 2004, and accrue interest at EURIBOR plus 1.75% (5.31% as of December 31, 1999). The amount available for future borrowings under the SFA as of December 31, 1999 was approximately DM25.0 million ($12.8 million). The SSA does not have scheduled principal reductions until a balloon payment in 2005. Outstanding borrowings under the SSA, which totaled DM35.0 million ($18.0 million) accrue interest at a rate of EURIBOR plus 2.75% (6.31% as of December 31, 1999).

   Substantially all of the Company's receivables and long-lived assets are pledged as security against all outstanding borrowings under the SFA and SSA, which also prohibit any dilution of GECC's capital investment. The SFA and SSA prohibit the payment of dividends by the Company as long as any outstanding borrowings exist under the SFA or SSA, restrict the Company's incurrence or assumption of other indebtedness and require the Company to comply with non-financial and financial covenants, including certain funded debt and interest expense to earnings before taxes, depreciation, interest and amortization ratios and certain cash flow ratios. The Company was in compliance with, or had obtained waivers for, each of the covenants as of December 31, 1998. At December 31, 1999, the Company was in violation of certain covenants under the SSA and SFA. The Company did not obtain waivers for these violations as the SSA and SFA were paid in full in March 2000 upon completion of the IPO. See Note
13. The outstanding balances on the SFA and SSA have been classified as current liabilities at December 31, 1999.

   To hedge its variable rate interest risk, the Company has entered into an interest rate cap agreement, which as of December 31, 1999, covers DM101.4 million ($52.0 million) of the Company's outstanding debt and limits interest rates applicable to the SFA and SSA borrowings to 6.75%, and 7.75%, respectively. The costs of this agreement are included in interest expense ratably over the agreement's life. The unamortized cost of the agreement is included in other assets in the accompanying combined and consolidated balance sheets.

                               IFCO SYSTEMS N.V.

   Long-term debt consists of the following:

                                                               At December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   SFA term loan.............................................. $44,208  $32,840
   SFA credit facilities......................................  16,578   18,706
   SSA term loan..............................................  21,490   18,045
   Other......................................................     510      447
                                                               -------  -------
                                                                82,786   70,038
   Less: current maturities...................................  (4,912) (70,038)
                                                               -------  -------
                                                               $77,874  $    --
                                                               =======  =======

   The maturities of long-term debt are as follows for the year ending December 31, 1999:

                                                                         Amount
                                                                         -------
   2000................................................................. $70,038
   2001.................................................................      --
   2002.................................................................      --
   2003.................................................................      --
   2004.................................................................      --
   Thereafter...........................................................      --
                                                                         -------
                                                                         $70,038
                                                                         =======

 Short-Term Loans

   Short-term loans at December 31, 1998 and 1999 relate to a renewable short-term note with a bank.

 Short-Term Related Party Loans

   SLI and GSB, SLI's subsidiaries and SLI's direct owners have historically provided working capital financing to the Company. Outstanding balances accrue interest at rates ranging from 5.0% to 8.0%.

 Receivable Factoring

   Prior to May 1998, IFCO Europe had an agreement whereby the trade accounts receivable balances were used as collateral against borrowings from third parties. Both the receivables and the funding were recorded on IFCO Europe's books. The administrative processes related to collecting the receivables was performed by the third party acting as an agent for IFCO Europe, for which IFCO Europe paid a fee.

   In May 1998 the arrangement was altered to allow IFCO Europe to factor up to 85% of accounts receivable balances that meet certain requirements as set forth in the agreement. For the receivables accepted for factoring, the factoring agent is required to remit between 60% and 80% of the unpaid amounts of factored receivables to IFCO Europe. The remainder, less a factoring charge, is held in an escrow account and is remitted to IFCO Europe following collection. There is no risk of loss associated with the funds initially received by IFCO Europe, and these funds have been netted off against receivables. The risk of loss on the balance held in the escrow account remains with the factoring agent who performs the administrative collection process for all factored receivables. The balance held in the escrow account is included in receivables on the combined and consolidated balance sheet and at December 31, 1999 and 1998 was $9,485 and $7,279, respectively. The interest rate on cash advances relating to uncollected factored receivables is based on the

                               IFCO SYSTEMS N.V.

three-month EURIBOR rate plus 1.25% (4.59% as of December 31, 1999). IFCO Europe factored approximately $32,887 and $25,435 of its combined and consolidated receivables in 1999 and 1998, respectively. IFCO Europe incurred approximately $4,270 and $3,966 in 1999 and 1998, respectively, in factoring and interest charges relating to this agreement.

 Capital Lease Obligations

   The Company has entered into leases with third parties principally for plastic RTCs that are accounted for as capital leases. The future minimum lease payments for assets under capital leases, together with the present value of minimum lease payments, were as follows as of December 31, 1999:

   2000................................................................ $12,131
   2001................................................................   9,427
   2002................................................................   8,214
   2003................................................................   8,205
   2004................................................................     162
   Thereafter..........................................................     760
                                                                        -------
   Total future minimum lease payments.................................  38,899
   Less amounts representing interest..................................  (4,372)
                                                                        -------
   Present value of future minimum lease payments...................... $34,527
                                                                        =======
   Current............................................................. $10,329
   Non-current.........................................................  24,198
                                                                        -------
   Total............................................................... $34,527
                                                                        =======

6. MINORITY INTEREST:

   IFCO Europe has outstanding, one share of preferred stock held by a subsidiary of GECC. The holder of the preferred share shall be entitled to 16% of the vote on all matters of which common stockholders are entitled to vote. The other 84% of votes are held by the common stockholders. The holder of the preferred share participates in 24% of the profits of IFCO Europe. However, the preferred share has preference over the first DM 2,250 ($1,153) of profits before any profits are distributed to the common shareholders.

   The preferred share is convertible into common stock of IFCO Europe at any time prior to September 30, 2004. The preferred stock is redeemable beginning September 30, 2002, at the option of the holder for the original investment amount. In addition to the original investment amount, the holder is entitled to 5% annual interest on the purchase price minus any capital repaid to the holder for the period starting at the day of the original investment and ending on the date of redemption election, such interest amount being compounded at an interest rate of 5% per year and being reduced by any dividends paid out to the holder. The redemption amount outstanding on the redemption date is payable in 12 monthly installments, plus 5% interest beginning two years after the redemption election date. In addition, the preferred stock is redeemable subject to certain conditions at the option of the issuer in year 2003 at the earliest. The redemption amount is calculated under similar terms as above.

   In the event of liquidation or dissolution of the Company, the holder of the preferred share shall have priority entitlement before distribution to other shareholders to proceeds which are available for distribution to the shareholders up to an amount of DM 45,000 ($23,062), plus preferential dividends which have not been distributed, less any eventual distribution of profits in excess of the preferential dividends.

                               IFCO SYSTEMS N.V.

   In connection with the investment in the preferred share, GECC received options to increase its investment in IFCO Europe to 49% and then up to 100% after certain dates have passed and criteria have been met. In addition, GECC received options to purchase 100% of MTS and up to 100% of SIL after certain dates have passed and criteria have been met. Also in connection with the investment, SLI has a put option to sell its interest in IFCO Europe to GECC after certain dates have passed and criteria have been met.

   Effective November 3, 1999, upon transfer of the shares of IFCO Europe to IFCO Systems N.V. by SLI, the preferred share in IFCO Europe still held by GECC is shown as minority interest on the balance sheet of IFCO Systems N.V. as of December 31, 1999. The interest attributable to the preferred share from November 3, 1999 to December 31, 1999 is reflected as minority interest in the statement of operations for the year ended December 31, 1999. Reclassifications have been made to the balance sheet and the statement of operations in order to be consistent with the 1999 presentation of the preferred share in IFCO Europe still held by GECC.

7. INCOME TAXES:

                                                             Year ended
                                                            December 31,
                                                       ------------------------
                                                        1997     1998    1999
                                                       -------  ------  -------
Loss before income taxes
  Germany............................................. $ 8,576  $3,802  $ 3,532
  Foreign.............................................   3,217   3,539    8,911
                                                       -------  ------  -------
Total................................................. $11,793  $7,341  $12,443
                                                       =======  ======  =======
Income tax provision
Current
  Germany............................................. $    --  $   --  $  (106)
  Foreign.............................................     (47)   (210)    (214)
                                                       -------  ------  -------
Total current......................................... $   (47) $ (210)    (320)
                                                       -------  ------  -------
Deferred
  Germany............................................. $    --  $   --  $    --
  Foreign............................................. $    --  $   --  $    --
                                                       -------  ------  -------
Total deferred........................................ $    --  $   --  $    --
                                                       -------  ------  -------
Total provision....................................... $   (47) $ (210) $  (320)
                                                       =======  ======  =======

   The differences in income taxes provided and the amounts determined by applying appropriate statutory tax rates to loss before income taxes result from the following:

                                                     Year ended December 31,
                                                     -------------------------
                                                      1997     1998     1999
                                                     -------  -------  -------
Tax benefit at statutory rate (48.8%)............... $ 5,755  $ 3,582  $ 6,072
Increase (decrease) resulting from:
  Movement in valuation allowance...................  (3,693)  (3,605)  (6,133)
  Participating rights..............................    (378)     (30)    (160)
  Non deductible finance charges....................    (464)    (348)    (304)
  Goodwill amortisation.............................    (131)    (118)    (141)
  Other.............................................  (1,136)     309      346
                                                     -------  -------  -------
                                                     $   (47) $  (210) $  (320)
                                                     =======  =======  =======

                               IFCO SYSTEMS N.V.

   Deferred taxes result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. Components of the Company's net deferred tax liability are as follows:

                                                              At December 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
Deferred income tax liabilities:
  Accelerated depreciation.................................. $ 81,114  $ 75,323
  Other.....................................................    3,467     7,674
                                                             --------  --------
Total deferred income tax liabilities.......................   84,581    82,997
Deferred income tax assets:
  Carryforward losses.......................................   73,891    78,222
  Interest on accretion.....................................      622       526
  Capitalized crate cost....................................   17,679    16,240
  Patent....................................................    3,596     2,626
  Other.....................................................    6,164     4,974
                                                             --------  --------
Total deferred income tax assets............................  101,952   102,588
                                                             --------  --------
Valuation allowance.........................................  (17,371)  (19,591)
                                                             --------  --------
Net deferred income tax assets..............................   84,581    82,997
                                                             --------  --------
Deferred income tax assets, net............................. $     --  $     --
                                                             ========  ========

   Income tax payable at December 31, 1998 and 1999 was approximately $146 and $207, respectively, and is included in accrued liabilities in the accompanying combined and consolidated balance sheets.

   As certain RTC leases are capitalized for book purposes but are treated as operating leases for tax purposes, the amount of expense recognized for book and tax purposes differs, resulting in a deferred tax asset. Such asset will reverse over the life of the lease.

   At December 31, 1998 and 1999, the Company has net operating loss carryforwards in Germany of approximately $135,275 and $ 132,801, respectively. The loss carryforwards attributable to German operations do not expire. The loss carryforwards attributable to foreign operations at December 31, 1998 and 1999 are $18,648 and $27,489, respectively. These operating loss carryforwards expire in 2005 and 2006, respectively. These carryforwards are available to offset future taxable income. A valuation allowance has been made by the Company to provide for all deferred tax assets. The valuation allowance is necessary as the specific subsidiaries for which it is attributable have not made profits consistently, thereby making it more likely than not that the asset will not be realized. The amount of the valuation allowance is reviewed periodically and will be released in the future if it becomes more likely than not that these carryforward losses can be realized.

   Activity in the Company's valuation allowance for deferred tax assets consists of the following:

                                                     Year ended December 31,
                                                     ------------------------
                                                      1997     1998    1999
                                                     -------  ------- -------
Balance, beginning of year.......................... $ 5,497  $11,719 $17,371
Increase (decrease) due to foreign exchange
 translation........................................    (958)   1,485  (3,120)
Additions during the year...........................   7,180    4,167   5,340
                                                     -------  ------- -------
Balance, end of year................................ $11,719  $17,371 $19,591
                                                     =======  ======= =======

                               IFCO SYSTEMS N.V.

   The valuation allowance allocated by tax jurisdiction is as follows:

                                                         Year ended December 31,
                                                         -----------------------
                                                          1997    1998    1999
                                                         ------- ------- -------
Germany:
  Current............................................... $   300 $   800 $   420
  Long-term.............................................   7,192  10,451   7,848
                                                         ------- ------- -------
                                                         $ 7,492 $11,251 $ 8,268
Other:
  Long-term............................................. $ 4,227 $ 6,120 $11,323
                                                         ------- ------- -------
    Total............................................... $11,719 $17,371 $19,591
                                                         ======= ======= =======

   At December 31, 1999 the recognition of any future tax benefits resulting from the reduction of $2,910 of the valuation allowance will result in a credit to accumulated deficit.

8. COMMITMENTS AND CONTINGENCIES:

 Litigation

   In 1998, one of the Company's subsidiaries was assessed a charge related to value added tax by the Swiss government in the amount of approximately $2.0 million, resulting from differing interpretations of the Company's RTC activity in Switzerland. The Company objects to the charge and is currently negotiating with the tax authorities. The Company has accrued an amount that it believes to be a probable liability.

   In 1999, another of the Company's subsidiaries has been assessed a charge related to value added tax by the Spanish government for the years 1995 through 1998. Negotiations between tax authorities and IFCO have given rise to a potential settlement of approximately $1.2 million, which IFCO has included in accrued liabilities at December 31, 1999.

   The Company is involved in various legal proceedings that have arisen in the ordinary course of business. While it is not possible to predict the outcome of such proceedings with certainty, in the opinion of the Company's management, all such proceedings are adequately covered by insurance or, if not so covered, should not materially result in any liability which would have a material adverse effect on the financial position, liquidity or results of operations of the Company.

 Leasing Arrangements

   The Company also leases certain facilities and machinery under noncancellable operating leases. Lease payments are expensed on a straight-line basis over the term of the lease. Minimum future rental payments under these leases as of December 31, 1999 are as follows:

                                                                         Amount
                                                                         -------
      2000..............................................................   4,180
      2001..............................................................   3,469
      2002..............................................................   2,511
      2003..............................................................   2,358
      2004..............................................................   1,457
      Thereafter........................................................   1,263
                                                                         -------
                                                                         $15,238
                                                                         =======

   Rent expense under operating leases was approximately $2,335, $4,442 and $3,928 for the years ending December 31, 1997, 1998, and 1999, respectively.

                               IFCO SYSTEMS N.V.

9. RELATED PARTY TRANSACTIONS:

 RTC Supply Contracts

   IFCO Europe has historically purchased the majority of its RTCs through single-year supply contracts with SPI. During 1997, the Company entered into a ten-year supply agreement with SPI to provide all of the Company's plastic RTCs. SPI will not provide plastic crates to other third party crate rental or leasing companies. SPI unit prices are a function of their weight, the price for granulate and the actual quantity purchased by the Company. There is not a minimum purchase requirement. Changes in pricing may occur when SPI's production costs vary by more that 15%, as defined in the agreement. This supply agreement also states that the Company is to receive a fixed price per kilogram for broken RTCs that are recollected from the Company by SPI. During 1997, 1998, and 1999, the Company paid SPI $45,472, $46,397, and $34,959, respectively, for RTCs. Sale of broken RTCs from the Company to SPI totaled $8,750, $9,438, and $9,475 in 1997, 1998, and 1999, respectively, and are included within revenues.

 Management Fee

   The Company has entered into a management contract expiring in December 2000 with SLI to provide management and administrative services to the Company. The Company has recorded $769, $576, and $954, in costs under this contract during fiscal years 1997, 1998, and 1999, respectively, which are included in selling, general and administrative costs in the accompanying combined and consolidated statement of operations. The current contract expires on December 31, 2000, and the Company is obligated to pay an additional $954 for management services during 2000.

 Related Party Working Capital Financing

   The Company has generated payables to and receivables from SPI, primarily as a result of the purchase of RTCs from SPI and the subsequent sale of broken RTCs to SPI. Additionally, the Company has recorded receivables and payables from other related parties. The Company receives interest on its receivables and accrues interest on its payables at 7.5%.

   The Company has recorded net interest income (expense) from related parties which principally consist of SLI and SPI of approximately ($1,266), $215, and $72, during fiscal years 1997, 1998, and 1999, respectively.

 Capital Distribution

   During 1997, IFCO Europe purchased a patent for a type of plastic RTC from SPI for $8,635. The patent had been internally developed by another related party and had a nominal carrying value. As this represented a transfer of assets under common control, the amount paid for the patent has been treated as a capital distribution, and IFCO Europe is carrying the patent at the nominal carrying value.

 Cost Reimbursement Agreement

   In January 1999, the Company entered into an additional agreement with Schoeller Plast AG, an indirect 80%-owned subsidiary of SLI, in which Schoeller Plast AG agreed to share higher initial costs related to the strategic growth of the RTC leasing and supply business up to a maximum amount of DM 6.0 million ($3,272) for the year ended 1999. For the year ended December 31, 1999, Schoeller Plast AG has reimbursed the Company DM 6.0 million ($3,272) which has been recorded as a reduction of cost of goods sold. The agreement terminated at the end of 1999 and subsequent to December 31, 1999, no further costs related to the agreement will be reimbursed.

                               IFCO SYSTEMS N.V.

10. MERGER AND INTEGRATION COSTS:

   The major components of merger and integration costs are as follows:

                                                                          1999
                                                                         ------
      PalEx transaction costs........................................... $2,800
      Restructuring costs...............................................    564
      Other.............................................................    155
                                                                         ------
                                                                         $3,519
                                                                         ======

   In connection with the merger between the Company and PalEx on March 8, 2000, the Company agreed to reimburse PalEx for their transaction costs incurred during 1999 of approximately $2,800. These costs are expensed as they are not direct costs of acquisition for the Company. In connection with the restructuring of IFCO Systems N.V. due to the PalEx merger, four operational employees were terminated during 1999. Costs incurred during 1999 relating to this restructuring total $564, and are included in "merger and integration costs" in the statement of operations. At December 31, 1999, the remaining accrual balance is $500 and is included in accrued expenses and other current liabilities on the balance sheet.

11. BUSINESS SEGMENTS:

   The Company has three business segments, the European plastic RTC operations ("European perishables"), the dry good RTC operations ("Dry goods"), and the non-European plastic RTC operations ("Non-European perishables"). The European perishables and Non-European perishables segments sell, repair/wash, lease and retrieve plastic RTCs primarily for use in agricultural markets. The Dry goods segment has a reusable packing system for dry goods, primarily for use in industrial markets.

   The accounting policies for the segments are the same as those described in
Note 2, Summary of Significant Accounting Policies. The Company evaluates the performance of its reportable segments and allocates resources based on operating profit.

   As discussed in Note 2, Summary of Significant Accounting Policies, accumulated loss in excess of investments in equity entities relates to the amount shown in the combined and consolidated balance sheet of a portion of IFCO-US's and IFCO-Japan's losses recognized in excess of the carrying value of the investments in IFCO-US and IFCO-Japan. Losses from equity entities represents the portion of IFCO-US and IFCO Japan's losses that the Company has recognized in the combined and consolidated statements of operations.

                                        Year ended December 31, 1997
                         -----------------------------------------------------------
                          European     Dry    Non-European              Combined and
                         perishables  goods   perishables  Eliminations consolidated
                         ----------- -------  ------------ ------------ ------------
Revenues................  $108,674   $ 9,580    $   292      $    --      $118,546
Profit (loss) before
 taxes..................    (7,338)     (424)    (4,031)                   (11,793)
Interest revenue........     4,031       240         71         (455)        3,887
Interest expense........   (14,236)     (244)      (277)         455       (14,302)
Depreciation and RTC
 breakage...............   (25,009)   (1,783)      (137)          --       (26,929)
Amortization of
 goodwill...............      (675)       --         --           --          (675)
Total assets............   237,629    15,242      2,411       (5,725)      249,557
Accumulated loss in
 excess of investments
 in equity entities.....        --        --     (3,136)          --        (3,136)
Losses from equity
 entities...............        --        --     (2,347)          --        (2,347)
Capital expenditures....   (37,713)   (1,783)       (73)          --       (39,569)

                               IFCO SYSTEMS N.V.

                                        Year ended December 31, 1998
                         -----------------------------------------------------------
                          European     Dry    Non-European              Combined and
                         perishables  goods   perishables  Eliminations consolidated
                         ----------- -------  ------------ ------------ ------------
Revenues................  $125,128   $ 9,901    $ 1,147      $    --      $136,176
Profit (loss) before
 taxes..................    (2,644)     (470)    (4,227)          --        (7,341)
Interest revenue........     1,660       238          7         (298)        1,607
Interest expense........   (11,910)     (133)      (356)         298       (12,101)
Depreciation and RTC
 breakage...............   (25,927)   (1,917)      (207)          --       (28,051)
Amortization of
 goodwill...............      (383)       --         --           --          (383)
Total assets............   267,866    17,954      2,777       (4,144)      284,453
Accumulated loss in
 excess of investments
 in equity entities.....        --        --     (4,472)          --        (4,472)
Losses from equity
 entities...............        --        --     (2,726)          --        (2,726)
Capital expenditures....   (37,690)   (2,122)      (383)          --       (40,195)

                                        Year ended December 31, 1999
                         -----------------------------------------------------------
                          European     Dry    Non-European              Combined and
                         perishables  goods   perishables  Eliminations consolidated
                         ----------- -------  ------------ ------------ ------------
Revenues................  $141,984   $10,154    $ 2,588      $    --      $154,726
Profit (loss) before
 taxes..................    (9,464)      900     (3,879)          --       (12,443)
Interest income.........       834        76          8         (318)          600
Interest expense........   (11,217)     (998)      (634)         315       (12,534)
Depreciation and RTC
 breakage...............   (33,517)   (1,474)      (814)          --       (35,805)
Amortization of
 goodwill...............      (289)       --         --           --          (289)
Total assets............   255,381    13,527      6,696       (8,983)      266,621
Accumulated loss in
 excess of investments
 in equity entities.....        --        --     (5,623)          --        (5,623)
Losses from equity
 entities...............        --        --     (1,738)          --        (1,738)
Capital expenditures....   (29,256)   (1,390)      (121)          --       (30,767)

   Eliminations for revenue and expense items above are made to eliminate intercompany sales and expenses. Eliminations for total asset are made for intercompany receivables and investments in other affiliated entities.

   The Company's revenue by country, based on the location of the customer, is as follows:

                                                      Year ended December 31,
                                                     --------------------------
                                                       1997     1998     1999
                                                     -------- -------- --------
   Germany.......................................... $ 44,616 $ 49,838 $ 60,189
   Spain............................................   20,914   23,727   22,091
   Italy............................................   14,746   18,369   19,305
   France...........................................   10,043   11,208   11,998
   Other............................................   28,227   33,034   41,143
                                                     -------- -------- --------
   Combined and consolidated........................ $118,546 $136,176 $154,726
                                                     ======== ======== ========

   The Company's long-lived assets by country are as follows:

                                                                1998     1999
                                                              -------- --------
   Germany................................................... $182,274 $179,023
   Other.....................................................    2,201    5,958
                                                              -------- --------
   Combined and consolidated................................. $184,475 $184,981
                                                              ======== ========

                               IFCO SYSTEMS N.V.

12. EQUITY ENTITIES:

   Summarized combined financial data of IFCO-US and IFCO-Japan, entities accounted for under the equity method by the Company, is as follows:

                                                        At December 31,
                                                   ----------------------------
                                                     1997      1998      1999
                                                   --------  --------  --------
   Total assets................................... $ 20,058  $ 22,186  $ 38,682
   Total liabilities.............................. $(27,437) $(32,783) $(52,727)
   Members' deficit............................... $ (7,379) $(10,597) $(14,045)

   Summarized income information for IFCO-US and IFCO-Japan is as follows:

                                                          At December 31,
                                                      -------------------------
                                                       1997     1998     1999
                                                      -------  -------  -------
   Revenue........................................... $ 3,709  $ 6,252  $12,447
   Gross margin (loss)...............................  (1,132)     213    4,478
   Loss from operations..............................  (3,405)  (3,213)  (1,420)
   Net Loss..........................................  (4,641)  (5,303)  (3,440)

13. SUBSEQUENT EVENTS:

 Merger and IPO

   On March 8, 2000, the Company completed the merger with PalEx upon the approval of the shareholders of PalEx, in addition to an initial public offering. Under the terms of the merger agreement, 7.4 million shares of IFCO Systems N.V. common stock was issued to PalEx shareholders. Also, approximately $71.4 million was paid to former PalEx shareholders in exchange for approximately 8.2 million shares of PalEx common stock. The merger will be accounted for under purchase accounting, with the purchase price allocated to the acquired assets and assumed liabilities based on fair market value. The gross proceeds received by the Company from the IPO was $222.2 million.

 Issuance of Shares to SLT

   Effective March 1, 2000, the Company issued to SLT a total of 995,000 common shares in connection with the contribution of IFCO Europe, MTS, and SIL.

 Debt Offering

   Effective March 3, 2000, the Company issued 10 5/8% Senior Subordinated Notes ("SSN") in the amount of (Euro)200,000,000 ($192,349). The Company has agreed to register similar notes with the SEC.

 Debt Extinguishment

   On March 8, 2000, the Company repaid the remaining outstanding balance under the Senior Facility Agreement in the amount of DM 119 million ($58.4 million) and repaid the remaining balance under the Senior Subordinated Agreement in the amount of DM 35 million ($17.2 million).

 Release of GECC's Options and Purchase of GECC's Interest in IFCO-Europe

   On March 8, 2000, the Company made a payment of DM 43 million ($21.0 million) to GECC in exchange for the release of options and rights to purchase shares in the IFCO Companies. The Company received a 4.5% discount on the original contractual amount of DM 45 million payable to GECC.

                               IFCO SYSTEMS N.V.

   On February 29, 2000 a debenture in the amount of DM 45 million ($22,151) has been issued to GECC by SLT in exchange for the contribution of GECC's preferred share in IFCO Europe to SLT. On March 1, 2000 SLT contributed this preferential share to IFCO Systems N.V., effectively making IFCO Systems N.V. the 100% shareholder of IFCO Europe. This debenture has a 30 year term and bears interest at 5% per year. The debenture is convertible to IFCO Systems N.V. ordinary shares that are held by SLT after a mandatory holding period.

 Purchase of IFCO-US

   On March 10, 2000, the Company paid $5.0 million to Intertape for its 49% interest in IFCO-US, giving the Company 100% ownership of IFCO-US.

 Payment of Participating Rights

   On March 8, 2000, in connection with the IPO and the refinancing of IFCO, the Company made a payment of DM 8.0 million ($3,915) to SPI for the termination of the participating rights. This payment is an estimate of the amount required to terminate the participating rights. SPI will reimburse the Company for approximately DM 1.7 million ($838) as the Company made an over-payment to SPI.

   On March 8, 2000, the Company paid DM 2.8 million ($1,370) to ASMH to terminate their redeemable participating rights held in SIL.

 Repayment of Related Party Loans

   On March 8, 2000, the Company repaid all short-term related party loans, which are not included in accounts payable as of December 31, 1999.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                       (In Thousands, Except Share Data)
                                  (Unaudited)

                                                         December 31, March 31,
                                                             1999       2000
                                                         ------------ ---------
                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................   $ 12,240   $ 36,172
  Accounts receivable...................................     64,809    139,035
  Inventories...........................................         --     35,884
  Other current assets..................................      4,591     22,480
                                                           --------   --------
    Total current assets................................     81,640    233,571
PROPERTY, PLANT AND EQUIPMENT, net......................    167,678    250,345
GOODWILL AND OTHER INTANGIBLE ASSETS....................         --    280,121
OTHER ASSETS............................................     17,303     39,265
                                                           --------   --------
    Total assets........................................   $266,621   $803,302
                                                           ========   ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term loans......................................   $    795   $     --
  Current maturities of long-term debt and related party
   loans................................................     72,318        899
  Current maturities of capital lease obligations.......     10,329      9,365
  Refundable deposits...................................     66,436     71,608
  Accounts payable, accrued expenses and other current
   liabilities..........................................     96,586    141,901
                                                           --------   --------
    Total current liabilities...........................    246,464    223,773
ACCUMULATED LOSSES IN EXCESS OF INVESTMENT IN EQUITY
 ENTITIES...............................................      5,623         --
LONG-TERM DEBT AND RELATED PARTY LOANS, net of current
 maturities.............................................         --    247,268
CAPITAL LEASE OBLIGATIONS, net of current maturities....     24,198     21,063
MINORITY INTEREST, PARTICIPATING AND REDEEMABLE
 PARTICIPATING RIGHTS...................................     30,008         --
OTHER LONG-TERM LIABILITIES.............................         --     18,376
COMMITMENTS AND CONTINGENCIES...........................
STOCKHOLDERS' EQUITY:
  Ordinary shares, (Euro)2 nominal value, 25,000,000 and
   100,000,000 authorized shares, respectively; 25,000
   and 42,538,672 issued and outstanding, respectively..         54     87,102
  Additional paid-in capital............................     10,339    275,421
  Accumulated other comprehensive income:
    Foreign currency translation adjustment.............      2,672      5,672
  Accumulated deficit...................................    (52,737)   (75,373)
                                                           --------   --------
Total stockholders' equity..............................    (39,672)   292,822
                                                           --------   --------
    Total liabilities and stockholders' equity..........   $266,621   $803,302
                                                           ========   ========

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                (In Thousands, Except Share and Per Share Data)
                                  (Unaudited)

                                                         Three Months Ended
                                                        -----------------------
                                                        March 31,    March 31,
                                                           1999         2000
                                                        ----------   ----------
REVENUES..............................................  $   38,799   $   57,263
COST OF GOODS SOLD....................................      31,289       47,319
                                                        ----------   ----------
    Gross profit......................................       7,510        9,944
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..........       6,137        6,865
MERGER TRANSACTION EXPENSES...........................         582        1,283
GOODWILL AMORTIZATION.................................          72          642
OTHER OPERATING INCOME, NET...........................        (234)        (147)
                                                        ----------   ----------
    Income from operations............................         953        1,301
INTEREST EXPENSE, NET.................................      (3,081)      (4,303)
FOREIGN CURRENCY LOSSES, NET..........................        (185)        (152)
LOSS FROM EQUITY ENTITY...............................        (521)        (417)
OTHER EXPENSE, NET....................................        (404)        (110)
                                                        ----------   ----------
LOSS BEFORE INCOME TAXES AND MINORITY INTEREST........      (3,238)      (3,681)
INCOME TAX PROVISION (BENEFIT)........................          34         (707)
MINORITY INTEREST.....................................         (65)          --
                                                        ----------   ----------
LOSS BEFORE EXTRAORDINARY LOSS AND CUMULATIVE EFFECT
 OF CHANGE IN ACCOUNTING PRINCIPLE....................      (3,337)      (2,974)
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT....          --       (5,600)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE...          --          770
                                                        ----------   ----------
NET LOSS..............................................  $   (3,337)  $   (7,804)
                                                        ==========   ==========
LOSS PER SHARE--basic and diluted, before
 extraordinary item and cumulative effect of change in
 accounting principle.................................  $     (.17)  $     (.12)
Extraordinary item--loss on early extinguishments of
 debt.................................................          --         (.22)
Cumulative effect of change in accounting principle...          --          .03
                                                        ----------   ----------
NET LOSS PER SHARE--basic and diluted.................  $     (.17)  $     (.30)
                                                        ==========   ==========
Weighted average shares used in computing net loss per
 share--basic and diluted.............................  20,000,000   25,603,018

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                 (In Thousands)
                                  (Unaudited)

                                                             Three Months Ended
                                                             -------------------
                                                             March 31, March 31,
                                                               1999      2000
                                                             --------- ---------
Net loss....................................................  $(3,337)  $(7,804)
Other comprehensive income:
  Foreign currency translation adjustment...................    2,629     3,000
                                                              -------   -------
Comprehensive loss..........................................  $  (708)  $(4,804)
                                                              =======   =======



    The accompanying notes are an integral part of these condensed consolidated financial statement.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In Thousands)
                                  (Unaudited)

                                                            Three Months Ended
                                                            --------------------
                                                            March 31,  March 31,
                                                              1999       2000
                                                            ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss................................................. $ (3,337)  $ (7,804)
  Adjustments to reconcile net income to net cash provided
   by (used in) operating activities--
    Depreciation and amortization..........................   10,060     14,993
    Foreign currency exchange loss.........................      185        153
    Loss on sale of assets.................................       --          6
    Losses from equity entities............................     (521)      (417)
    Changes in operating assets and liabilities--
      Accounts receivable..................................  (20,135)    (8,357)
      Inventories..........................................   (1,077)      (663)
      Other current assets.................................     (293)    (1,832)
      Accounts payable and accrued expenses................   16,512    (14,523)
      Other assets and liabilities.........................     (155)      (141)
                                                            --------   --------
    Net cash provided by (used in) operating activities....    1,239    (18,585)
                                                            --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of RTCs........................................  (16,789)    (6,623)
  Purchases of property, plant and equipment...............      (46)    (2,381)
  Proceeds from sale of equipment..........................      570         39
  Purchase of intangible assets............................     (207)   (40,134)
  Purchase of investments carried at cost..................     (826)      (566)
  Cash paid for business acquisitions, net of cash
   acquired................................................       --    (77,052)
                                                            --------   --------
    Net cash used in investing activities..................  (17,298)  (126,717)
                                                            --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt and related party loans.....    1,755    251,747
  Payments on long-term debt and related party loans.......   (3,387)  (251,988)
  Payments of acquired indebtedness of purchased
   companies...............................................       --    (34,888)
  Payments on capital lease obligations....................   (1,836)    (2,072)
  Payments for termination of participating rights.........       --     (3,135)
  Net proceeds from factoring..............................    1,185         --
  Net proceeds from issuance of common stock...............       --    207,532
  Net proceeds from exercise of stock options..............       --      2,034
  Distributions to stockholders............................     (128)        --
                                                            --------   --------
    Net cash (used in) provided by financing activities....   (2,411)   169,230
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS...............................................       --          4
                                                            --------   --------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.......  (18,470)    23,932
  CASH AND CASH EQUIVALENTS--beginning of period...........   23,642     12,240
  CASH AND CASH EQUIVALENTS--end of period................. $  5,172   $ 36,172
                                                            ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for--
    Interest............................................... $  3,098   $  5,394
    Income taxes........................................... $     11   $     22

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 2000
                                  (Unaudited)

1. BASIS OF PRESENTATION

   IFCO Systems N.V. (the "Company" or "IFCO"), which was incorporated under the laws of the Netherlands on March 31, 1999, is a holding company for IFCO Europe Beteiligungs GmbH ("IFCO Europe"), MTS Okologistik GmbH ("MTS"), IFCO International Network Beteiligungsgesellschaft mbH (formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH) ("IFCO International", and together with IFCO Europe and MTS, the "IFCO Companies"), and PalEx, Inc. and its subsidiaries ("PalEx"), which was acquired by merger (the "Merger") on March 8, 2000 concurrently with the Company's initial public offering and related transactions. As such, PalEx's financial position and results of operations for the period from March 8, 2000 through March 31, 2000 are included in the accompanying condensed consolidated financial statements.

   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Unless otherwise noted, all amounts are shown in U.S. dollars, which IFCO has elected as its reporting currency. The Company's assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the Deutsch mark, since the Deutsch mark is the functional currency of the Company's European operations.

   The IFCO Companies have been identified as the accounting acquiror for financial reporting purposes.

 The Company

   IFCO Europe, a German company that is 100% owned by the Company, is involved in the organization and administration of the purchase, distribution and leasing of round-trip container ("RTC") systems in Germany and other European countries. The RTCs are leased primarily to producers of fresh fruit and vegetables in exchange for a one-time usage fee. The producers' goods are transported in the RTCs to various intermediaries and ultimately retailers for sale to consumers. IFCO Europe delivers the empty RTCs to customers' bulk warehouses and collects the empty RTCs from regional service points, where the RTCs are transported to the Company's depots and cleaned for reuse.

   MTS, a German company that is 100% owned by the Company, was established in 1992 and offers a reusable packing system for dry goods sold primarily by retailers. MTS's business processes are generally similar to those of IFCO Europe.

   IFCO International, a German company that is 100% owned by the Company, was established in 1994 to hold ownership interests in RTC systems in the United States, Argentina and Japan. The operation in Argentina is wholly owned and is consolidated within IFCO International. IFCO International owns a 33% ownership investment in the Japanese operations. The operation in Japan is accounted for under the equity method. IFCO International's share of operating losses in the Japanese operation ("IFCO-Japan") has exceeded its initial capital investment and, accordingly, the investment in IFCO-Japan has been reduced to zero. In 1999, IFCO Internatinoal agreed to fund its proportionate share of the losses of IFCO-Japan. Effective with the date of the Merger, the Company now owns 100% of IFCO-U.S. L.L.C. ("IFCO-U.S"), which operates the Company's RTC system in the United States. IFCO International's business processes are generally similar to those of IFCO Europe.

   PalEx, a U.S. company that is 100% owned by the Company, was founded in January 1996 to create a nationwide provider of pallet products and related services. Between the time of its founding and October, 1998, PalEx acquired, either directly or through other subsidiaries, 27 companies, three of which were its

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
founding companies and eight of which are engaged in the reconditioning and rebuilding of industrial steel containers. One is engaged in the rental of pallets in Canada.

   The Company's headquarters are located in Amsterdam, the Netherlands. Its European subsidiaries' headquarters are in Pullach, Germany, and its North American subsidiaries' headquarters are in Houston, Texas. There are operations in approximately 60 locations in Europe, 11 locations in Japan, 6 locations in Argentina and approximately 80 locations in North America.

   The accompanying unaudited condensed consolidated financial statements are prepared pursuant to the rules and regulations for reporting interim results for companies listed on the SMAX segment of the Frankfurt Stock Exchange. Accordingly, certain information and footnotes required by United States generally accepted accounting principles for complete financial statements are not included herein. The Company believes all adjustments necessary for a fair presentation of these interim statements have been included. The interim statements should be read in conjunction with the Audited Financial Statements.

 The Merger and Initial Public Offering

   In March 2000, IFCO completed the merger of PalEx with and into Silver Oak Acquisition Corp., IFCO's newly formed, wholly owned subsidiary, which changed its name to "PalEx, Inc." As a result of the merger and related transactions, IFCO owns all of the stock of the IFCO Companies and PalEx. In the merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO's ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

   In connection with the merger, IFCO also completed an initial public offering of 13.0 million ordinary shares in March 2000 and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option (collectively, the "IPO"). The total net proceeds to the Company from the IPO, including the exercise of the overallotment option, were $211.4 million. Effective March 8, 2000, the Company issued 10 5/8% Senior Subordinated Notes Due 2010 ("Senior Subordinated Notes") in the principal amount of (Euro)200.0 million ($181.9 million, based on current exchange rates). The net proceeds from the IPO, the net proceeds from the Senior Subordinated Notes, borrowings from the Company's new senior credit facility, along with cash on hand, were used to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders in the amount of $71.4 million, to fund the cash payment due to GE Capital Corporation ("GE Capital") described below, and to fund IFCO's purchase of the remaining joint venture interest in IFCO-U.S.

   In addition, IFCO, together with Schoeller Logistics Industries GmbH ("Schoeller Industries"), the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, and Gebruder Schoeller Beteiligungsverwaltungs GmbH entered into the Option Release and IPO-Facilitation Agreement with GE Capital and General Electric Erste Beteiligungs GmbH ("GE Erste"), in connection with the merger and the IPO. Pursuant to that agreement, Schoeller Logistic Technologies Holding GmbH ("SLT") issued a DM45.0 million, or approximately $20.9 million, convertible debenture to GE Erste in exchange for the contribution of the preferential share of IFCO Europe owned by GE Erste. The Company also paid GE Capital DM43.0 million, or approximately $21.0 million, out of the net proceeds of the IPO, the offering of the Senior Subordinated Notes, and the initial borrowings under the new senior credit facility in consideration of the release of GE Capital's and GE Erste's options and other rights to purchase shares of the IFCO Companies.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

   Effective March 1, 2000, the Company issued a total of 995,000 (4,975,000 split effected) common shares in connection with the contribution of IFCO Europe, MTS, and IFCO International to IFCO.

   On March 8, 2000, the Company repaid the remaining outstanding balance under its previous senior facility agreement in the amount of DM119 million ($58.4 million) and repaid the remaining balance under the previous senior subordinated agreement in the amount of DM35 million ($17.2 million).

   On March 8, 2000, in connection with the IPO and the refinancing of IFCO, the Company made a payment of DM8.0 million ($3.9 million) to Schoeller Plast Industries GmbH for the termination of participating rights. This payment was an estimate of the amount required to terminate the participating rights. The Company will be reimbursed by the participating rights holder for an overpayment of approximately DM1.7 million ($0.8 million).

   On March 8, 2000, the Company paid DM2.8 million ($1.4 million) to terminate the redeemable participating rights held in IFCO International.

   On March 8, 2000, the Company repaid all short-term related party loans.

   Prior to the merger, during the three months ended March 31, 2000, the Company declared a five-for-one ordinary share split. Ordinary shares authorized, issued and outstanding have been restated on the accompanying condensed consolidated balance sheets to reflect the split. Nominal value was changed from (Euro)10 to (Euro)2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The Company maintains its accounting records using a calendar year, except for PalEx, which uses a 52/53 week year ending on the last Sunday in December.

   Except as discussed in the following paragraph, there has been no significant change in the accounting policies of the Company during the periods presented. For a description of these policies, refer to Note 2 of Notes to the Audited Financial Statements.

   The Company undertook a comprehensive review of its RTC refurbishment cost capitalization policies. The results of this review led the Company to conclude that it should adopt the accounting method that it believes most fairly matches the cost of refurbishing RTCs with the revenue cycle of RTCs. Previously, the Company charged cost of sales for refurbishing costs at the end of the RTC trip cycle. The Company now charges costs of sales for refurbishing expenses when the RTC begins the trip cycle. The reasoning underlying this change in accounting policy is that refurbishing the RTC prepares it for the next trip cycle. While the accounting policy for refurbishing costs previously followed by the Company was in accordance with generally accepted accounting principles, the changed policy is preferable. The effect of this change in accounting for the three months ended March 31, 2000 was a credit of $0.8 million ($.03 per share).

3. GOODWILL RELATED TO THE MERGER

   The acquisition of PalEx and the remaining interest in IFCO-U.S were accounted for as purchases and have been reflected in the Company's financial statements as of March 8, 2000. The aggregate consideration paid in these transactions was $77.1 million in cash and 7.4 million of the Company's ordinary shares with a fair value of approximately $110.7 million based on the initial public offering price of the ordinary shares. The accompanying balance sheet as of March 31, 2000 includes allocations of the purchase price. The allocations resulted in approximately $74.7 million in goodwill. The goodwill from the purchase of PalEx and remaining interest in IFCO-U.S. is being amortized over 30 years.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

4. LONG-TERM DEBT

   On the closing date of the IPO and the merger, IFCO and PalEx entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000, to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, Texas, NA. PalEx is the borrower, and IFCO and IFCO's other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the co-arrangers, and Bank One, Texas, NA is also the administrative agent. The new senior credit facility replaced the former credit facilities of IFCO Europe discussed below and PalEx's senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the new senior credit facility.

   The results of operations for the three months ended March 31, 2000 include an extraordinary loss on the extinguishment of debt of $5.6 million. The loss occurred as a result of the write-off of unamortized portions of deferred bank fees and other charges related to credit facilities that were paid off in conjunction with the merger and related transactions.

   The new senior credit facility provides for borrowings of up to $235.0 million and consists of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.75 million and (2) a revolving credit facility providing for revolving loans to PalEx of up to $126.25 million. The term loan may be borrowed in up to 20 drawings commencing on the closing date of the IPO and the merger and ending on the third anniversary of the closing date. The term loan facility may be used only to finance permitted acquisitions. Permitted acquisitions include any acquisition in which the total consideration paid does not exceed $25.0 million. The aggregate amount of consideration IFCO or its subsidiaries pay in connection with permitted acquisitions during any consecutive 12-month period may not exceed $90.0 million. There was $28.0 million outstanding under the new senior credit facility as of March 31, 2000.

   PalEx is able to draw on the revolving credit facility from the closing date of the IPO and the Merger through the third anniversary of the closing date. The revolving credit facility matures on the sixth anniversary of the closing date. The revolving credit facility may be utilized to make capital expenditures and to finance the working capital needs of IFCO and its subsidiaries in the ordinary course of business and to pay fees and expenses related to the transactions. The borrowing base under the revolving credit facility is based on a percentage of IFCO's eligible accounts receivable, eligible inventory, and eligible RTCs. Eligible inventory includes RTCs and pallets that IFCO and its subsidiaries own for lease to third parties, and eligible RTCs are those owned by IFCO-U.S.

   The outstanding amounts under the term loan and the revolving credit facility, as well as the swingline facility described below, bear interest at interest rates determined based upon the Company's consolidated total leverage ratio, which is defined in the new senior credit facility, and changes quarterly commencing with September 30, 2000. The rates range from a high of 300 basis points over LIBOR and 200 basis points over prime rate, if the Company's consolidated total leverage ratio is greater than 3.25, to a low of 200 basis points over LIBOR and 100 basis points over prime rate, if the Company's consolidated total leverage ratio is less than 1.75. The new senior credit facility establishes a 25 basis point increase if the consolidated total leverage ratio is 1.75 to less than 2.25 and a similar increase for each .50 increase in the consolidated total leverage ratio. Generally the Company may elect one-, two-, three- and six-month LIBOR.

   The outstanding amounts under the term loan and the revolving credit facility are repayable in 12 consecutive quarterly installments commencing 39 months after the closing date in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

   PalEx has available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduces availability under the revolving facility on a dollar-for-dollar basis. PalEx may obtain letters of credit, in an aggregate amount not in excess of $25.0 million of the revolving facility, issued by Canadian Imperial Bank of Commerce and Bank One, NA. Drawings under any letter of credit will be reimbursed by PalEx on the same business day.

   PalEx's obligations under the new senior credit facility are guaranteed by IFCO and each of its existing and future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. The new senior credit facility and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the cost of obtaining the security interest are excessive in relation to the value of the security.

   The new senior credit facility contains a number of covenants that, among other things, limit IFCO's and its subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, the new senior credit facility requires that IFCO and its subsidiaries comply with specified ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio, and a minimum EBITDA requirement. At March 31, 2000, the Company was in compliance with all covenants of the new senior credit facility.

   The new senior credit facility contains customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

   On March 8, 2000, IFCO issued (Euro)200.0 million principal amount of Senior Subordinated Notes, which translates to approximately $181.9 million, based on current exchange rates, in a private placement. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were $184.7 million. The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 10 5/8% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15 commencing September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company's material subsidiaries. The notes and the guarantees rank behind all of IFCO's existing and future senior debt, including IFCO's obligations under the new senior credit facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO's corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter in to sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

   The new senior credit facility permits specified levels of receivable factoring. During 1994, IFCO Europe had entered into a factoring agreement under which IFCO Europe could offer all of its trade receivables to a factoring agent. Under the factoring agreement, the sales price is the nominal value of the receivable less a factoring fee of 0.6% of the nominal value of the factored receivables. The factoring agent has the right to collect the receivables and bears the collection risk. The factoring agent is required to remit 75% of the

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
factored receivables to IFCO Europe. The remainder, less the factoring charge, is held in an escrow account and is remitted to IFCO Europe following collection. The interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus 1.25%, or 5.1% as of March 31, 2000. For the three months ended March 31, 2000, IFCO Europe factored 48% of its revenues and incurred factoring and interest charges of $1.0 million.

   At March 31, 2000, IFCO had entered into several capital lease agreements resulting in total capital lease obligations of $30.4 million.

5. NET LOSS PER SHARE

   Net loss per share--basic for the three months ended March 31, 2000 was computed using 25,603,018 weighted average shares (the shares attributable to the IPO, the shares issued to the stockholders of PalEx, the shares allocated for future transfers to shareholders of the Company's Canadian subsidiary, the shares issued to the former shareholders of IFCO Europe, MTS and IFCO International, and the shares issued through March 31, 2000 pursuant to the exercise of stock options). Unaudited net loss per share--basic for the three months ended March 31, 1999 was computed using the 20,000,000 outstanding ordinary shares, which were issued to the existing IFCO Companies' shareholders prior to the merger and reflects the five-for-one ordinary share split. The effect of unexercised stock options determined under the treasury method was anti-dilutive for the three months ended March 31, 2000 and March 31, 1999.

   In conjunction with the merger, each option to purchase PalEx common stock that was outstanding on the date of the merger was converted into an option to purchase a certain number of ordinary shares of IFCO, as determined by the merger agreement. The PalEx options became immediately vested upon completion of the merger and conversion to IFCO options.

6. COMMITMENTS AND CONTINGENCIES

 Litigation

   In 1998, one of the Company's subsidiaries was assessed a charge related to value added tax by the Swiss government in the amount of approximately $2.0 million, resulting from differing interpretations of the Company's RTC activity in Switzerland. The Company objects to the charge and is currently negotiating with the tax authorities. The Company accrued an amount during 1999 that it believes to be a probable liability.

 Potential Environmental Liabilities

   In February 1998, PalEx acquired Drum Service of Florida ("DSF"), a steel drum reconditioning company with a facility in Zellwood, Florida. DSF is a wholly-owned subsidiary of PalEx Container Systems, Inc., a wholly owned subsidiary of PalEx ("PCS"). In 1982, DSF was notified by the U.S. Environmental Protection Agency (the "EPA") and the Florida Department of Environmental Regulation (the "DER") that they believed that DSF might be a potentially responsible party ("PRP") regarding the Zellwood Groundwater Contamination Site in Orange County, Florida (the "Zellwood Site"). The Zellwood Site was designated a "Superfund" environmental clean-up site after the DER discovered arsenic contamination in a shallow monitoring well adjacent to it. The DSF facility is a portion of the 57 acres constituting the Zellwood Site. The Company believes that DSF and its former shareholders were among approximately 25 entities and individuals identified as PRPs by the EPA.

   Between March 1990 and July 1996, the EPA issued various unilateral administrative orders and notices to DSF and various other PRPs. Those orders and notices demanded reimbursement from PRPs of approximately

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

$2 million of the EPA's costs regarding the Zellwood Site and requested the PRPs to accept financial responsibility for additional clean-up efforts. During that time, the EPA estimated that the cost of the selected remedy for soil at the Zellwood Site would be approximately $1 million and the cost of the selected remedy for groundwater at the Zellwood Site would be approximately $5.1 million. DSF and the other PRPs did not agree to the EPA's demands or agree to fund any additional clean-up. In April 1997, the EPA issued an order unilaterally withdrawing its previous orders.

   On June 12, 1998 a suit was filed in the United States District Court for the Middle District of Florida (Orlando Division) against DSF and certain other PRPs with respect to the Zellwood Site (United States of America v. Drum Service Co. of Florida, John Michael Murphy, Douglass Fertilizer & Chemical, Inc., et, al., Civil No. 98-687-Civ-Orl-22C) (the "Zellwood Suit"). In this lawsuit, the EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 17 years and a declaratory judgment for future response costs.

   DSF has maintained comprehensive general liability insurance coverage for over 25 years, and a number of the policies providing such coverage did not contain exclusions for environmental contamination. DSF has notified the insurers that issued such policies of the EPA's claims regarding the Zellwood Site and the commencement of the Zellwood Suit. The insurer has now agreed to pay DSF's legal fees and expenses in defending the EPA lawsuit and to reimburse DSF for past legal fees and expenses. In addition, the former shareholders of DSF have agreed with DSF and PalEx to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities exceed DSF's and PalEx's insurance recoveries.

   DSF and several other PRPs are currently negotiating with the EPA to settle the Zellwood Suit. DSF intends to vigorously defend the Zellwood Suit and pursue its insurance coverage with respect to losses and expenses incurred in connection with the Zellwood Site. Although there can be no assurance as to any ultimate liability of DSF under the Zellwood Suit, the amount of recoveries from other PRPs or the insurance coverage, or the amount of insurance recoveries, the Company's management believes that DSF's insurance coverage, recoveries from other PRPs and the obligations of DSF's former shareholders will be adequate to cover any liability or expenses of DSF arising from the Zellwood Suit. The accompanying consolidated balance sheet as of March 31, 2000 includes a $2.0 million receivable from a former shareholder of DSF and a corresponding amount in other long-term liabilities.

7. BUSINESS SEGMENTS

   As a result of the merger, the Company now has two business segments, one operating in the materials handling services industry ("Systems and Services") and the other in the pallet manufacturing industry ("Manufacturing"). The Systems and Services segment leases RTCs in Europe, North and South America and Japan, recycles, sells, repairs, leases and retrieves wooden pallets in the United States and Canada primarily for use in agricultural and industrial markets and reconditions and sells steel drums in the United States primarily for use in agricultural and industrial markets. The Manufacturing segment manufactures wooden pallets and crates in the United States primarily for use in industrial and agricultural markets. There were no significant intercompany sales between the two segments for the three month periods ended March 31, 1999 and March 31, 2000.

   The Company's business segments are managed separately because they require different technology and marketing strategies.

   The Company evaluates the performance of its reportable segments based on income before corporate overhead charges, interest expense, non-recurring expenses, goodwill amortization and income taxes.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

                                             Three Months Ended March 31, 1999
                                            -----------------------------------
                                            Systems
                                              and
                                            Services Manufacturing Consolidated
                                            -------- ------------- ------------
Revenues................................... $38,799     $    --      $38,799
                                            =======     =======      =======
Earnings contribution......................   1,025          --        1,025
                                            =======     =======
Corporate expenses.........................                               --
Interest expense...........................                           (3,081)
Amortization of goodwill...................                              (72)
Other income (expense).....................                           (1,110)
                                                                     -------
Income before provision for income taxes...                          $(3,238)
                                                                     =======
                                             Three Months Ended March 31, 2000
                                            -----------------------------------
                                            Systems
                                              and
                                            Services Manufacturing Consolidated
                                            -------- ------------- ------------
Revenues................................... $45,042     $12,221      $57,263
                                            =======     =======      =======
Earnings contribution......................   2,623         927        3,550
                                            =======     =======
Corporate expenses.........................                           (1,607)
Interest expense...........................                           (4,303)
Amortization of goodwill...................                             (642)
Other income (expense).....................                             (679)
                                                                     -------
Income before provision for income taxes...                          $(3,681)
                                                                     =======

Report of Independent Certified Public Accountants

To the Board of Directors of
PalEx. Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of PalEx. Inc. (a Delaware corporation) and subsidiaries as of December 26, 1999, and December 27, 1998, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for the years ended December 26, 1999, December 27, 1998, and December 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PalEx, Inc. and subsidiaries as of December 26, 1999, and December 27, 1998, and the results of their operations and their cash flows for the years ended December 26, 1999, December 27, 1998, and December 28, 1997, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP

Tampa, Florida
March 10, 2000

                          PALEX, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)
                                    (Note 1)

                                                       December 27, December 26,
                                                           1998         1999
                                                       ------------ ------------
                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........................   $  4,157     $  4,889
  Accounts receivable, net of allowances of $1,616 and
   $1,671 in 1998 and 1999, respectively..............     44,543       49,885
  Inventories.........................................     29,986       30,302
  Deferred income taxes...............................      2,105        2,276
  Prepaid expenses and other current assets...........      4,427        9,770
                                                         --------     --------
Total current assets..................................     85,218       97,122
PROPERTY, PLANT AND EQUIPMENT, net....................     75,724       75,074
GOODWILL AND OTHER INTANGIBLE ASSETS,
 net of accumulated amortization of $4,648 and $9,249
 in 1998 and 1999, respectively.......................    128,568      129,718
OTHER ASSETS..........................................      2,928        2,996
                                                         --------     --------
Total assets..........................................   $292,438     $304,910
                                                         ========     ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt................   $  1,960     $137,719
  Current maturities of subordinated convertible notes
   payable to related parties.........................        --        10,012
  Bank overdraft......................................      8,407        8,925
  Accounts payable....................................      9,004        8,847
  Accrued expenses....................................     10,646       19,656
  Income taxes payable................................        529          864
                                                         --------     --------
Total current liabilities.............................     30,546      186,023
LONG-TERM DEBT, net of current maturities.............    143,902        2,054
SUBORDINATED CONVERTIBLE NOTES PAYABLE TO RELATED
 PARTIES, net of current maturities...................      9,910          --
DEFERRED INCOME TAXES.................................      5,350        5,653
FOREIGN DEFERRED INCOME TAXES.........................      3,957        4,326
OTHER LONG-TERM LIABILITIES...........................      3,493        3,041
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; 5,000,000 shares
   authorized, no shares issued.......................         --           --
  Common stock, $.01 par value; 30,000,000 shares
   authorized; 20,289,091 and 20,299,341 shares
   outstanding........................................        203          203
  Additional paid-in capital..........................     79,030       79,107
  Unearned compensation...............................     (1,770)      (1,770)
  Accumulated other comprehensive income (loss):
   Foreign currency translation adjustment............       (623)       1,080
Retained earnings.....................................     18,440       25,193
                                                         --------     --------
Total stockholders' equity............................     95,280      103,813
                                                         --------     --------
Total liabilities and stockholders' equity............   $292,438     $304,910
                                                         ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          PALEX, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands, except share and per share data)
                                    (Note 1)

                                          Year Ended   Year Ended   Year Ended
                                         December 28, December 27, December 26,
                                             1997         1998         1999
                                         ------------ ------------ ------------
REVENUES...............................   $  222,993   $  319,691   $  386,887
COST OF GOODS SOLD.....................      188,084      259,562      311,735
INVENTORY VALUATION ADJUSTMENT.........          --         1,235          --
                                          ----------   ----------   ----------
Gross Profit...........................       34,909       58,894       75,152
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES..............................       20,135       33,042       44,249
AMORTIZATION OF GOODWILL AND OTHER
 INTANGIBLE ASSETS.....................          593        3,334        4,774
POOLING EXPENSES.......................          --         1,841          --
COMPENSATION DIFFERENTIAL..............        1,020        1,062          --
RESTRUCTURING CHARGE...................          --           949          --
PLANT CLOSURE COSTS AND ASSET
 ABANDONMENT LOSS......................          --         1,369          --
                                          ----------   ----------   ----------
Income from operations.................       13,161       17,297       26,129
INTEREST EXPENSE.......................       (1,722)      (8,468)     (14,996)
OTHER INCOME (EXPENSE), NET............          (95)         262        1,397
                                          ----------   ----------   ----------
INCOME BEFORE PROVISION FOR INCOME
 TAXES.................................       11,344        9,091       12,530
PROVISION FOR INCOME TAXES.............        4,704        5,105        5,777
                                          ----------   ----------   ----------
NET INCOME.............................   $    6,640   $    3,986   $    6,753
                                          ==========   ==========   ==========
Net income per share--basic............   $      .43   $      .21   $      .33
                                          ==========   ==========   ==========
Net income per share--diluted..........   $      .42   $      .21   $      .33
                                          ==========   ==========   ==========
Shares used in computing net income per
 share--basic..........................   15,561,489   18,937,354   20,297,424
                                          ==========   ==========   ==========
Shares used in computing net income per
 share--diluted........................   15,914,157   19,310,295   20,299,783
                                          ==========   ==========   ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                          PALEX, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                 (In thousands)
                                    (Note 1)

                                         Year Ended   Year Ended    Year Ended
                                        December 28, December 27, December 26,
                                            1997         1998         1999
                                        ------------ ------------ ------------
Net income (loss)......................    $6,640       $3,986       $6,753
Other comprehensive income (loss):
Foreign currency translation
 adjustment............................       --          (623)       1,703
                                           ------       ------       ------
Comprehensive income...................    $6,640       $3,363       $8,456
                                           ======       ======       ======





    The accompanying notes are integral part of these consolidated financial statements.

                          PALEX, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (In thousands)
                                    (Note 1)

                              Common Stock                                                     Accumulated
                          -------------------- Additional                          Treasury       Other
                                 Stockholders'  Paid-in     Unearned   Retained  Stock Income Comprehensive
                          Shares    Amount      Capital   Compensation Earnings     (loss)    Income (Loss)  Total
                          ------ ------------- ---------- ------------ --------  ------------ ------------- --------
BALANCE, November 30,
 1996...................   9,433     $ 94       $ 6,561     $(1,980)   $20,644      $(876)       $  --      $ 24,443
Shares issued to profit
 sharing plans..........     143        1           800         --         --         --            --           801
Public offering, net of
 offering costs.........   3,450       35        23,529         --         --         --            --        23,564
Acquisition of founding
 companies..............   4,087       41        17,228         --         --         --            --        17,269
Acquisition of purchased
 company................     286        3         4,457         --         --         --            --         4,460
Acquisition of pooled
 company at inception...     245        2            92         --         497        --            --           591
Retire treasury shares..     --       --            --          --        (876)       876           --           --
Capital contributions...     --       --            231         --         --         --            --           231
Capital contributions
 equal to the current
 income taxes of S
 corporations...........     --       --          1,209         --         --         --            --         1,209
Distributions to
 stockholders, net......     --       --            --          --     (12,382)       --            --       (12,382)
Net loss for the one-
 month period ended
 December 31, 1996......     --       --            --          --         (66)       --            --           (66)
Adjustment to conform
 year-end of pooled
 companies..............     --       --            --          --         467        --            --           467
Shares released under
 leveraged ESOP plan....     --       --            --          210        --         --            --           210
Net income, year ended
 December 28, 1997......     --       --            --          --       6,640        --            --         6,640
                          ------     ----       -------     -------    -------      -----        ------     --------
BALANCE, December 28,
 1997...................  17,644      176        54,107      (1,770)    14,924        --            --        67,437
Acquisition of purchased
 companies..............   2,639       27        25,502         --         --         --            --        25,529
Exercise of stock
 options................       6      --             49         --         --         --            --            49
Purchase of minority
 interest in pooled
 company................     --       --           (751)        --         --         --            --          (751)
Capital contribution....     --       --            123         --         --         --            --           123
Foreign currency
 translation
 adjustment.............     --       --            --          --         --         --           (623)        (623)
Adjustment to conform
 year end of pooled
 companies..............     --       --            --          --        (470)       --            --          (470)
Net income..............     --       --            --          --       3,986        --            --         3,986
                          ------     ----       -------     -------    -------      -----        ------     --------
BALANCE, December 27,
 1998...................  20,289      203        79,030      (1,770)    18,440        --           (623)      95,280
Exercise of stock
 options ...............      10      --             77         --         --         --            --            77
Foreign currency
 translation adjustment
 .......................     --       --            --          --         --         --          1,703        1,703
Net income (unaudited)..     --       --            --          --       6,753        --            --         6,753
                          ------     ----       -------     -------    -------      -----        ------     --------
BALANCE, December 26,
 1999...................  20,299     $203       $79,107     $(1,770)   $25,193      $ --         $1,080     $103,813
                          ======     ====       =======     =======    =======      =====        ======     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          PALEX, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)
                                    (Note 1)

                                          Year Ended   Year Ended   Year Ended
                                         December 28, December 27, December 26,
                                             1997         1998         1999
                                         ------------ ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.............................    $  6,640    $   3,986     $  6,753
Net loss for Fraser for the one-month
 transition period.....................         (66)         --           --
Adjustment to conform year-end of
 pooled companies......................         467         (470)         --
Unearned compensation..................         210          --           --
Cash acquired from pooled company at
 inception.............................          51          --           --
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
Depreciation and amortization..........       5,558       11,665       14,669
Adjustments to goodwill and other
 intangible assets, net................         --           --        (5,060)
Deferred tax provision (benefit).......         (86)       1,207          501
(Gain) loss on sale of property, plant
 and equipment.........................         400        1,135         (461)
Capital contributions..................       1,209          --           --
Changes in operating assets and
 liabilities, net of purchased
 companies:
Accounts receivable....................      (1,632)      (7,349)      (5,191)
Inventories............................      (5,458)         473         (210)
Prepaid expenses and other current
 assets................................      (1,478)         (29)      (5,351)
Accounts payable and accrued expenses..      (1,957)       1,181        9,284
Income taxes payable...................       1,135         (707)         150
Other assets and liabilities...........       1,370        1,899         (513)
                                           --------    ---------     --------
Net cash provided by operating
 activities............................       6,363       12,991       14,571
                                           --------    ---------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and
 equipment.............................      (9,149)     (13,951)      (9,706)
Purchase of minority interest in pooled
 company...............................         --          (751)         --
Cash paid for purchased companies, net
 of cash acquired......................      (4,607)     (85,512)         --
Proceeds from sale of property, plant
 and equipment.........................         --           --         1,775
                                           --------    ---------     --------
Net cash used in investing activities..     (13,756)    (100,214)      (7,931)
                                           --------    ---------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net payments on line for credit........        (365)      (1,150)         --
Net payments on subordinated
 convertible notes payable to related
 parties...............................      (2,980)         --           --
Proceeds from long-term debt...........      32,787      170,675       79,380
Payments on long-term debt.............     (28,648)     (59,064)     (85,367)
Payments of acquired indebtedness of
 purchased companies...................         --       (26,667)         --
Net proceeds from exercise of stock
 options...............................         --            49           77
Net proceeds from issuance of common
 stock.................................      23,564          --           --
Other capital contributions............         --           123          --
Distributions to stockholders..........     (12,382)         --           --
                                           --------    ---------     --------
Net cash provided by (used in)
 financing activities..................      11,976       83,966       (5,910)
                                           --------    ---------     --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
 AND CASH EQUIVALENTS..................         --           (34)           2
                                           --------    ---------     --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS......................       4,583       (3,291)         732
CASH AND CASH EQUIVALENTS, beginning of
 year..................................       2,865        7,448        4,157
                                           --------    ---------     --------
CASH AND CASH EQUIVALENTS, end of
 year..................................    $  7,448    $   4,157     $  4,889
                                           --------    ---------     --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
Cash paid for interest.................    $  1,710    $   7,474     $ 13,717
                                           ========    =========     ========
Cash paid for income taxes.............    $  1,835    $   4,776     $  5,094
                                           ========    =========     ========
SUPPLEMENTAL DISCLOSURE OF NON-CASH
 INVESTING AND FINANCING ACTIVITIES
Convertible notes payable issued in
 business acquisitions.................    $    --     $   9,910     $    --
                                           ========    =========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          PALEX, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION:

   PalEx, Inc. ("PalEx" or the "Company") was founded in January 1996 to create a nationwide provider of pallet products and related services. On March 25, 1997, concurrently with the closing of PalEx's initial public offering (the "Offering") of its common stock, par value $.01 per share (the "Common Stock"), PalEx and separate wholly owned subsidiaries of PalEx acquired, in separate transactions, the following three businesses: Fraser Industries, Inc. ("Fraser"), Ridge Pallets, Inc. ("Ridge"), and Interstate Pallet Co., Inc. ("Interstate") (collectively, the "Founding Companies").

   Subsequent to the acquisition of the Founding Companies and the Offering and through the end of fiscal 1998, PalEx acquired 24 additional companies, eight of which were accounted for using the pooling-of-interests (the "Pooled Companies") and 16 of which were accounted for using the purchase method of accounting (the "Purchased Companies"). PalEx did not acquire any companies in fiscal 1999.

   Eight of the 24 companies acquired are engaged in the reconditioning and rebuilding of industrial steel containers with the other 16 companies acquired plus the Founding Companies primarily engaged in the sale and lease of wooden pallets.

   The Company's headquarters are in Houston, Texas, with significant manufacturing operations located in Arkansas, California, Florida, Georgia, Illinois, North Carolina, Ohio, Pennsylvania, Texas and Wisconsin and pallet leasing operations in seven Canadian provinces. Sales are made throughout the United States and Canada with significant concentrations in the southeastern, midwestern and western regions of the United States serving primarily agricultural and industrial customers. Revenues related to the agricultural customers are highly seasonal, occurring primarily during the harvesting season.

   Unless the context otherwise requires, all references herein to the Company include PalEx, the Founding Companies, the Pooled Companies and the Purchased Companies.

   Pursuant to the amended and restated merger agreement dated October 6, 1999, PalEx and a group of commonly controlled companies collectively known as IFCO were merged on March 8, 2000, and became subsidiaries of a newly formed public company, IFCO Systems, N.V. ("IFCO Systems"). IFCO Systems includes IFCO's European, United States, Asian and Latin American returnable packaging operations and PalEx's North American pallet and industrial container operations. PalEx shareholders received consideration valued at $9.00 per share for each of their shares of the Company's common stock, with approximately 40 percent of the total consideration paid in cash and the balance of the consideration in the form of shares of stock of IFCO Systems.

   Concurrent with the merger, IFCO Systems raised approximately $193.7 million, before expenses, from an initial public offering of its stock and Euro
200.0 million (approximately $191 million), before expenses, in subordinated notes (the "New Subordinated Notes"). IFCO Systems also entered into a revolving credit facility (the "New Revolving Credit Facility") on March 8, 2000, in the amount of approximately $200.0 million. The net proceeds of the initial public offering, the New Subordinated Notes, and initial drawings on the New Revolving Credit Facility were used to repay PalEx's Amended Credit Facility, Subordinated Notes and Convertible Notes, as defined in Note 6, which were then subsequently retired.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Basis of Presentation

   Fraser has been identified as the accounting acquiror for financial statement presentation purposes. The acquisitions of Ridge, Interstate and the Purchased Companies were accounted for using the purchase method of accounting. The allocations of the purchase price to the assets acquired and liabilities assumed have been

                          PALEX, INC. AND SUBSIDIARIES
assigned and recorded based on estimates of fair value and have been adjusted to reflect changes in the estimates of fair value, although the Company does not believe those changes have been material. All significant intercompany transactions and balances have been eliminated in consolidation.

 Reclassifications

   Certain reclassifications have been made to the 1998 financial statements in order to conform to the 1999 presentation.

 Fiscal Year

   PalEx's fiscal year-end is the last Sunday in the calendar year. Accordingly, it maintains its accounting records using a 52/53-week year ending on the last Sunday in December. Each quarter contains 13 weeks, unless otherwise noted.

 Cash and Cash Equivalents

   The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

 Inventories

   Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis or by specific identification. The cost of finished goods inventory includes direct materials, direct labor and overhead.

 Property, Plant and Equipment

   Property, plant and equipment acquired in business combinations accounted for under the purchase method of accounting is recorded at fair value. Property, plant, and equipment acquired subsequently is carried at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The straight-line method of depreciation is utilized for substantially all assets for financial reporting purposes, but accelerated methods are used for tax purposes.

   The Company's rental pool consists of a pallet rental pool at its Canadian operations. Where the Company repairs its own pallets, cost includes materials plus direct labor and applicable overhead. The rental pool is being depreciated to estimated salvage value, using the straight-line method over lives ranging from three to 10 years, with a weighted average useful life of approximately nine years.

   Expenditures for maintenance and repairs are charged to expense as incurred. Additions and major replacements or betterments that increase capacity or extend useful lives are added to the cost of the asset. Upon sales or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in other expense, net, in the accompanying consolidated statements of operations.

   The Company periodically assesses the realizability of its long-lived assets and has determined that no impairments were required during the years ended December 26, 1999, December 27, 1998, or December 28, 1997.

 Goodwill

   Goodwill, which represents the excess of acquisition cost over the fair market value of identified net assets acquired in business combinations accounted for under the purchase method of accounting, is amortized using

                          PALEX, INC. AND SUBSIDIARIES
the straight-line method over 30 years. The Company evaluates, on a regular basis, whether events and circumstances have occurred that indicate that the carrying amount of goodwill may warrant revision. Management believes that there has been no impairment of the goodwill as reflected in the Company's consolidated financial statements as of December 26, 1999.

 Income Taxes

   The Company uses the liability method of accounting for income taxes, wherein deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

   Deferred income taxes were not provided on the undistributed foreign earnings of the Company's Canadian subsidiary because such earnings are expected to be reinvested indefinitely.

 Revenue Recognition

   The Company recognizes revenue upon delivery of the product to the customer for product sales and recognizes revenue on a straight-line basis over the life of the rental period for product leases.

 Fair Value of Financial Instruments

   The carrying value of the Company's financial instruments approximates fair value.

 Foreign Currency Translation

   The financial statements of the Company's Canadian subsidiary are translated to U.S. dollars using the exchange rate as of the balance sheet date for assets and liabilities and a weighted average exchange rate for the reported amount of revenues, expenses, gains and losses during the reporting period. The cumulative translation adjustment is recorded as a separate component of stockholders' equity.

 Use of Estimates

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Although the Company reviews all significant estimates affecting its consolidated financial statements on a recurring basis and records the estimated effect of any necessary adjustments prior to their publication, actual results could differ from these estimates.

 Earnings Per Share

   Under Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", net income per share--basic excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period.

   Net income per share--basic for the year ended December 27, 1998, was computed using shares issued in consideration for the acquisition of the Founding Companies, the Pooled Companies, the shares issued pursuant to the Offering and the related overallotment option, shares issued to Main Street Capital Partners, L.P. and to PalEx management, the shares issued to the profit sharing plans of the Founding Companies, the weighted average shares issued for the 1998 acquisition of certain of the Purchased Companies and exercise of stock options. Net income per share--basic for the year ended December 28, 1997, was computed using shares

                          PALEX, INC. AND SUBSIDIARIES
attributable to Fraser, the shares issued in acquisitions of the Pooled Companies, the weighted average shares issued in consideration for the acquisition of Ridge, Interstate and a purchased company, the shares issued pursuant to the Offering and the related overallotment option, the shares issued to Main Street Capital Partners, L.P. and to PalEx management, the shares issued to the profit sharing plans of the Founding Companies and the shares issued in the 1998 acquisition of one of the Pooled Companies, deemed to have been acquired at its date of inception in 1997.

   Net income per share--diluted reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock and includes 2,359, 372,941 and 352,668 shares for unexercised stock options computed under the treasury method for the years ended December 26, 1999, December 27, 1998, and December 28, 1997, respectively. The weighted average shares also include, as common stock equivalents, those shares of the Company's Canadian subsidiary, which are convertible on a share for share basis into the common stock of the Company. The effect of the conversion of the Company's outstanding subordinated convertible notes payable to related parties was anti-dilutive for all periods presented, and therefore not included in the calculation of net income per share--diluted.

   The following stock options were outstanding as of December 28, 1997, December 27, 1998 and December 26, 1999, but were not included in the computation of net income per share--diluted because the options' exercise prices were greater than the average market price of the common shares:

                                                       December 28, 1997
                                                --------------------------------
   Number of options...........................                          292,000
   Range of exercise prices....................                    $11.38-$14.75
   Range of expiration dates................... August 1, 2007-December 10, 2007
                                                       December 27, 1998
                                                --------------------------------
   Number of options...........................                        1,056,000
   Range of exercise prices....................                    $10.25-$14.88
   Range of expiration dates...................        June 6, 2007-May 21, 2008
                                                       December 26, 1999
                                                --------------------------------
   Number of options...........................                        2,382,400
   Range of exercise prices....................                     $6.81-$14.88
   Range of expiration dates...................  March 20, 2007-November 9, 2008

 Concentrations of Risk

   Materials

   Pallet prices are closely related to the changing costs and availability of lumber, the principal raw material used in the manufacture and repair of wooden pallets. Lumber supplies and costs are affected by many factors including weather, governmental regulation of logging on public lands, lumber agreements between Canada and the United States and competition from other industries that use similar grades and types of lumber.

   Drum demand in certain regions of the United States has required more drums to be shipped outside of the region than are shipped into the region. Consequently, the acquisition costs of used drums, the primary raw materials for reconditioned drums, in these regions are significantly higher since the used drum deficit must be replaced by collecting and shipping used drums over significant distances. The west coast and southeast are regions that tend to be net exporters of open top drums because of their emphasis on agriculture. The midwest

                          PALEX, INC. AND SUBSIDIARIES
tends to be a significant accumulator of drums because of its greater industrial content and usage of petroleum products, coatings and chemicals.

   Markets

   Markets for pallet manufacturing and pallet recycling are highly fragmented and competitive. These markets are not capital-intensive and barriers to entry in such businesses are minimal.

   Markets for steel drum reconditioning are highly fragmented and competitive. There are three significant barriers to entry in the steel drum reconditioning industry: (i) regulatory permits for facilities and ongoing compliance requirements, (ii) significant distribution barriers as a result of high transportation costs for containers; and (iii) the capital-intensive nature of the business.

   Customers

   The Company seeks to efficiently serve large numbers of customers across diverse markets and industries to provide a stable and diversified base for ongoing sales of products and services in all of its operations.

   Customers of the Company include companies in the automotive, chemical, consumer products, grocery, produce and food production, petroleum, paper and forest products, retail, and steel and metals industries and are both regional and national in scale. Because a significant part of the Company's products and services are sold to customers engaged in the produce and citrus industries, the Company's sales volumes in certain regions tend to be seasonal.

   On April 29, 1998 the Company notified its largest customer, CHEP, that PalEx was terminating all its existing agreements with CHEP (see Note 12). CHEP operates a national pallet leasing program that provides 48" x 40" pallets primarily to grocery and consumer products customers throughout the U.S. for a daily fee. The Company manufactured and repaired pallets for CHEP and provided a variety of logistical services with respect to CHEP's pallet leasing program, including the storage and just-in-time delivery of pallets. Sales to CHEP were approximately 26 percent and 8 percent of the Company's consolidated revenues in 1997 and 1998, respectively.

   The Company sold approximately $490,000 and $481,000 of lumber to a corporation owned by a Board director and two other employees during the fiscal years 1997 and 1998, respectively. Management believes sales prices approximate those charged to unaffiliated third parties.

3.BUSINESS COMBINATIONS:

 1997 Purchase Acquisitions

   The acquisitions of Ridge, Interstate and one other company in 1997 were accounted for as purchases and have been reflected in the Company's consolidated financial statements from March 31, 1997 for Ridge and Interstate and from November 20, 1997 for the other company. The aggregate consideration paid in these transactions was approximately $4.6 million in cash and 3,301,971 shares of commons stock with an estimated fair value of approximately $21.7 million. The accompanying consolidated balance sheet as of December 28, 1997, includes allocations of the respective purchase prices of these acquisitions. The allocations resulted in

                          PALEX, INC. AND SUBSIDIARIES
approximately $25.2 million of goodwill, which represents the excess of purchase price over the fair value of net assets acquired, as follows (in thousands):

   Goodwill........................................................... $ 25,241
   Fair value of assets acquired......................................   20,503
   Liabilities assumed................................................  (19,408)
   Fair value of common stock.........................................  (21,729)
                                                                       --------
   Cash paid, net of cash acquired.................................... $  4,607
                                                                       ========

 1998 Purchase Acquisitions

   Certain acquisitions in 1998 were accounted for as purchases and have been reflected in the Company's consolidated financial statements from the date of each respective acquisition. The aggregate consideration paid in these transactions was approximately $85.5 million in cash, 2,638,571 shares of common stock with an estimated fair value of approximately $25.5 million and issuance of convertible notes payable to former shareholders of approximately
$9.9 million. The accompanying consolidated balance sheet as of December 27, 1998 includes allocations of the respective purchase prices of these acquisitions. The allocations resulted in approximately $103.9 million in goodwill, which represents the excess of purchase price over the fair value of net assets acquired, as follows (in thousands):

   Goodwill........................................................... $103,949
   Fair value of assets acquired......................................   62,601
   Convertible notes payable issued...................................   (9,910)
   Liabilities assumed................................................  (45,599)
   Fair value of common stock.........................................  (25,529)
                                                                       --------
   Cash paid, net of cash acquired.................................... $ 85,512
                                                                       ========

4.PROPERTY, PLANT AND EQUIPMENT:

   Property, plant and equipment consist of the following (in thousands):

                                     Estimated Useful December 27, December 26,
                                      Lives In Years      1998         1999
                                     ---------------- ------------ ------------
   Land............................                     $  5,485     $  5,275
   Machinery and equipment.........        5-10           60,753       62,350
   Rental assets...................        3-10           15,537       17,996
   Buildings and leasehold
    improvements...................       15-40           19,890       20,339
   Furniture and fixtures..........         5-8            3,890        3,640
   Tractors and trailers...........         5-6           18,122       19,463
                                                        --------     --------
                                                         123,677      129,063
   Less: accumulated depreciation..                      (47,953)     (53,989)
                                                        --------     --------
                                                        $ 75,724     $ 75,074
                                                        ========     ========

                          PALEX, INC. AND SUBSIDIARIES

5.DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

   Activity in the Company's allowance for doubtful accounts consists of the following (in thousands):

                                                     December 27, December 26,
                                                         1998         1999
                                                     ------------ ------------
   Balance at beginning of year.....................   $   617      $ 1,616
   Additional charges to costs and expenses.........       394          412
   Additional allowances from Purchased Companies...       843         (148)
   Deductions for uncollectible accounts written
    off.............................................      (238)        (209)
                                                       -------      -------
   Balance at end of year...........................   $ 1,616      $ 1,671
                                                       =======      =======

   The major components of inventories are as follows (in thousands):

                                                     December 27, December 26,
                                                         1998         1999
                                                     ------------ ------------
   Raw materials....................................   $23,174      $19,485
   Work-in-process..................................        43        1,041
   Finished goods...................................     6,769        9,776
                                                       -------      -------
                                                       $29,986      $30,302
                                                       =======      =======

   Accrued expenses consist of the following (in thousands):

                                                     December 27, December 26,
                                                         1998         1999
                                                     ------------ ------------
   Accrued compensation and benefits................   $ 2,762      $ 3,067
   Accrued taxes....................................     1,503          961
   Contingent purchase price (Note 8)...............        --        6,000
   Other accrued expenses...........................     6,381        9,628
                                                       -------      -------
                                                       $10,646      $19,656
                                                       =======      =======

6.DEBT:

 Amended Credit Facility

   The Company and members of a lending syndicate are parties to an amended and restated secured credit agreement dated as of September 26, 1999 (collectively, the "Amended Credit Facility"). The Amended Credit Facility provides the Company with a revolving line of credit of up to $150.0 million, which may be used for general corporate purposes, including acquisitions, the repayment or refinancing of indebtedness of all acquisitions, including future acquisitions, capital expenditures, letters of credit and working capital. Amounts outstanding under the Amended Credit Facility as of December 26, 1999, are classified as current liabilities in the accompanying consolidated balance sheet.

   Advances under the Amended Credit Facility bear interest at Bank One's base interest rate, as defined, plus a margin of 200 basis points, as of December 26, 1999. At the Company's option, such advances may bear interest based on a designated LIBOR rate plus a margin of 400 basis points, as of December 26, 1999. Commitment fees of 50 basis points are payable quarterly on the unused portion of the Amended Credit Facility. The Amended Credit Facility contains a limit for standby letters of credit of $10.0 million. There were letter of credit commitments of approximately $4.4 million outstanding under the Amended Credit Facility as of December 26, 1999. The Amended Credit Facility prohibits the payment of dividends by the Company, restricts the Company's incurrence or assumption of certain indebtedness and acquisitions and requires the

                          PALEX, INC. AND SUBSIDIARIES

Company to comply with certain financial covenants, including consolidated net worth, fixed charge coverage and funded debt and senior debt to earnings before interest, taxes, depreciation and amortization ratios, and certain levels of earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined. The Company was in compliance with the covenants as of December 26, 1999. The approximate level of borrowings available under the Amended Credit Facility as of December 26, 1999, was $34.8 million. The Amended Credit Facility is secured by a lien on the real and tangible personal property of the Company, as defined, a pledge of the outstanding stock of each of the Company's U.S. subsidiaries and 65 percent of the outstanding stock of the Company's Canadian subsidiary. The amounts due under the Amended Credit Facility are also guaranteed by the Company's U.S. subsidiaries.

 Note Purchase Agreement

   During 1999, the Company entered into a note purchase agreement (the "Note Purchase Agreement") with CIBC World Markets Corp. (CIBC) to acquire $25.0 million of the Company's unsecured Senior Subordinated Notes due September 30, 2000 (the "Subordinated Notes"). Under the terms of the Subordinated Notes, the Company will pay interest at the greater of LIBOR plus 600 basis points and the rate on the Amended Credit Facility plus 200 basis points.

 Convertible Notes Payable to Related Parties

   The Company issued approximately $10.0 million in subordinated convertible notes payable (the "Convertible Notes") to certain former owners of the Purchased Companies. The Convertible Notes, which bear interest at rates ranging from 6 to 8 percent, are convertible into shares of the Company's common stock at conversion prices ranging from $10.78 to $15.86 per share.

   Long-term debt consists of the following (in thousands):

                                                       December 27, December 26,
                                                           1998         1999
                                                       ------------ ------------
   Advances under the Amended Credit Facility,
    bearing interest at rates ranging from 9.51% to
    10.25%...........................................    $141,500     $110,700
   Note Purchase Agreement, bearing interest at
    10.13%...........................................          --       25,000
   Various notes payable, bearing interest at rates
    ranging from 3.00% to 8.64% at December 26, 1999,
    with maturities ranging from 2001 until 2009,
    secured by certain company assets................       2,662        2,373
   Variable rate note issued by the Acme ESOP (see
    Note 9), guaranteed
    by the Company, interest at 6.19%................       1,700        1,700
                                                         --------     --------
                                                          145,862      139,773
   Less-Current maturities...........................      (1,960)    (137,719)
                                                         --------     --------
                                                         $143,902       $2,054
                                                         ========     ========

   Future maturities of long-term debt as of December 26, 1999 are as follows (in thousands):

   Fiscal Year Ending December,
   ----------------------------
   2000............................................................... $137,719
   2001...............................................................      345
   2002...............................................................      316
   2003...............................................................      308
   2004...............................................................      303
   Thereafter.........................................................      782
                                                                       --------
                                                                       $139,773
                                                                       ========

                          PALEX, INC. AND SUBSIDIARIES

   As further explained in Note 1, all amounts outstanding under the Amended Credit Facility, the Subordinated Notes, and the Convertible Notes were repaid in connection with the Company's merger with IFCO.

7.INCOME TAXES:

   The provision (benefit) for income taxes consisted of the following (in thousands):

                                                        Year Ended
                                          --------------------------------------
                                          December 28, December 27, December 26,
                                              1997         1998         1999
                                          ------------ ------------ ------------
   Current:
     Federal.............................    $3,944       $2,831       $4,146
     State...............................       846          829        1,247
     Foreign.............................        --          238         (117)
                                             ------       ------       ------
                                              4,790        3,898        5,276
                                             ------       ------       ------
   Deferred:
     Federal.............................       (71)         892          200
     State...............................       (15)         131           12
     Foreign.............................        --          184          289
                                             ------       ------       ------
                                                (86)       1,207          501
                                             ------       ------       ------
                                             $4,704       $5,105       $5,777
                                             ======       ======       ======

   The differences in income taxes provided and the amounts determined, by applying the federal statutory tax rate to income before provision for income taxes are as follows (in thousands):

                                                      Year Ended
                                        --------------------------------------
                                        December 28, December 27, December 26,
                                            1997         1998         1999
                                        ------------ ------------ ------------
   Tax at federal statutory rate of
    35%................................    $3,970       $3,182       $4,386
   Increase (decrease) resulting from:
    State income taxes, net of federal
     benefit...........................       547          624          818
    Income taxed to Fraser
     stockholders......................      (172)         --            --
    Foreign income tax provision
     (benefit).........................       --            74          (20)
    Nondeductible items--
    Amortization of goodwill and other
     intangible assets.................       200          484          740
    Pooling expenses...................        45          603          --
    Other..............................       114          138         (147)
                                           ------       ------       ------
                                           $4,704       $5,105       $5,777
                                           ======       ======       ======

                          PALEX, INC. AND SUBSIDIARIES

   Deferred taxes result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. Components of the Company's net deferred tax liability are as follows (in thousands):

                                                       December 27, December 26,
                                                           1998         1999
                                                       ------------ ------------
   Deferred income tax liabilities:
    Property and equipment............................   $(8,405)     $(9,580)
    Other.............................................      (902)        (399)
                                                         -------      -------
   Total deferred income tax liabilities..............    (9,307)      (9,979)
                                                         -------      -------
   Deferred income tax assets:
    Allowance for doubtful accounts...................       654          680
    Basis difference in inventory.....................       175          550
    Accruals and reserves.............................     1,276        1,046
                                                         -------      -------
   Total deferred income tax assets...................     2,105        2,276
                                                         -------      -------
   Net deferred income tax liabilities................   $(7,202)     $(7,703)
                                                         =======      =======

8.COMMITMENTS AND CONTINGENCIES:

 Litigation

   The Company is involved in various legal proceedings that have arisen in the ordinary course of business. While it is not possible to predict the outcome of such proceedings with certainty, in the opinion of the Company's management, all such proceedings are adequately covered by insurance or, if not so covered, should not materially result in any liability, which would have a material adverse effect on the financial position, liquidity or results of operations of the Company.

 Insurance

   The Company carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and a general umbrella policy.

   The Company is self-insured for certain medical claims up to $50,000 per person per year and is self-insured for workers compensation claims up to $250,000 per incident per year. Provisions for expected future payments are accrued based on the Company's estimate of its aggregate liability for all open and unreported claims. Management believes the amount currently accrued is adequate to cover all known and unreported claims as of December 26, 1999.

 Operating Lease Agreements

   The Company leases certain facilities and equipment. Minimum future rental payments under noncancelable operating leases as of December 26, 1999 are as follows (in thousands):

   Fiscal Year Ending December
   ---------------------------
   2000................................................................ $ 3,197
   2001................................................................   3,042
   2002................................................................   2,561
   2003................................................................   1,971
   2004................................................................   1,641
   Thereafter..........................................................   8,225
                                                                        -------
                                                                        $20,637
                                                                        =======

                          PALEX, INC. AND SUBSIDIARIES

   Rent expense under operating leases was approximately $1,445,000, $2,995,000 and $3,827,000 for fiscal years 1997, 1998 and 1999, respectively. Rent expense paid to related parties and included in the foregoing amounts was approximately $146,000, $558,000 and $713,000 for fiscal years 1997, 1998 and 1999, respectively.

 Potential Environmental Liabilities

   In February 1998, the Company acquired Drum Service Co. of Florida ("DSF"), a steel drum reconditioning company with a facility in Zellwood, Florida. DSF is a wholly-owned subsidiary of the Company. In 1982, DSF was notified by the U.S. Environmental Protection Agency (the "EPA") and the Florida Department of Environmental Regulation (the "DER") that they believed that DSF might be a potentially responsible party ("PRP") in the Zellwood Groundwater contamination site in Orange County, Florida (the "Zellwood Site"). The Zellwood Site was designated a "Superfund" environmental clean-up site after the DER discovered arsenic contamination in a shallow monitoring well adjacent to it. The DSF facility is a portion of the 57 acres constituting the Zellwood Site. The Company believes that DSF and its former shareholders were among approximately 25 entities and individuals identified as PRPs by the EPA.

   Between March 1990 and July 1996, the EPA issued various unilateral administrative orders and notices to DSF and various other PRPs. Those orders and notices demanded reimbursement from PRPs of approximately $2 million of the EPA's costs regarding the Zellwood Site and requested the PRPs to accept financial responsibility for additional clean-up efforts. During that time, the EPA estimated that the cost of the selected remedy for soil at the Zellwood Site would be approximately $1 million and the cost of the selected remedy for groundwater at the Zellwood Site would be approximately $5.1 million. DSF and the other PRPs did not agree to the EPA's demands or agree to fund any additional clean-up. In April 1997, the EPA issued an order, unilaterally withdrawing its previous orders.

   On June 12, 1998 a suit was filed in the United States District Court for the Middle District of Florida (Orlando Division) against DSF and certain other PRPs, with respect to the Zellwood Site (United States of America v. Drum Service Co. of Florida, John Michael Murphy, Douglass Fertilizer & Chemical, Inc., et, al., Civil No. 98-687-Civ-Orl-22C) (the "Zellwood Suit"). In this lawsuit, the EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 18 years and a declaratory judgment for future response costs.

   DSF has maintained comprehensive general liability insurance coverage for over 25 years, and a number of the policies providing such coverage did not contain exclusions for environmental contamination. DSF has notified the insurers that issued such policies of the EPA's claims regarding the Zellwood Site and the commencement of the Zellwood Suit. In addition, the former shareholders of DSF have agreed with DSF and the Company to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities exceed the Company's insurance recoveries.

   DSF is vigorously defending the Zellwood Suit and intends to pursue its insurance coverage with respect to losses and expenses incurred in connection with the Zellwood Site. Although there can be no assurance as to any ultimate liability of DSF under the Zellwood Suit, the amount of recoveries from other PRPs or the insurance coverage, or the amount of insurance recoveries, the Company's management believes that DSF's insurance coverage, recoveries from other PRPs and the obligations of DSF's former shareholders will be adequate to cover any liability or expenses of DSF arising from the Zellwood Suit. The accompanying consolidated balance sheet as of December 26, 1999, includes a $2.0 million receivable from a former shareholder of DSF and a corresponding amount in other long-term liabilities.

                          PALEX, INC. AND SUBSIDIARIES

   In approximately 1990, Container Services Company ("CSC"), a subsidiary of the Company, first received notice from the EPA, identifying it as a PRP with respect to the Operating Industries, Inc. site ("OII Site") in Monterey Park, California. The estimated maximum liability of CSC with respect to the OII Site is approximately $300,000 based on CSC's quantified contribution to the site. Although CSC intends to aggressively negotiate any final settlement of this matter, the Company has accrued $300,000 in the accompanying consolidated balance sheet as of December 26, 1999.

   In November 1998, CSC received notice from the EPA that it had been identified as a de minimis PRP with respect to the Casmalia disposal site in Santa Barbara County, California ("Casmalia Site"), which was a licensed hazardous waste disposal facility from 1974 to 1989.

   In December 1999, CSC settled in full with the EPA for its liability related to the Casmalia Site for approximately $200,000, which is included in accrued expenses in the accompanying consolidated balance sheet as of December 26, 1999.

 Contingent Purchase Price

   The Company is obligated under the terms of an agreement with the former owners of one of the Purchased Companies to pay, in either cash or equal amounts of cash and the Company's Common Stock, up to $6,000,000 based on the subsidiary's post-acquisition earnings, as defined. The Company reached a preliminary determination that the maximum amount of the contingent purchase price will be required to be paid. As a result, the Company has accrued $6,000,000 as part of the purchase price in the accompanying consolidated balance sheet as of December 26, 1999. The payment method will be determined after the amount of the contingent purchase price has been finalized.

 Employment Agreements

   The Company has entered into employment agreements with certain company officers and certain former owners of the companies acquired by PalEx. The remaining commitment under the terms of these agreements as of December 26, 1999 is approximately $1 million, all of which is payable during the twelve-month period ending December 2000. Certain of these agreements were amended in connection with the merger of PalEx with IFCO (see Note 1).

 Warrant

   On September 30, 1998, the Company issued a warrant for the purchase of up to 250,000 shares of its Common Stock for professional advisory services at an exercise price of $11.375 per share. that would become exercisable upon the consummation of certain defined transactions, including, without limitation, the merger of PalEx with IFCO (see Note 1). During 1999, this agreement was modified to also provide for the issuance of 200,000 shares of the Company's Common Stock if certain criteria are met upon the closing of the merger between PalEx and IFCO. Upon completion of the merger on March 8, 2000 (see Note 1), the 250,000 warrants were converted to warrants to purchase common stock of IFCO Systems and the 200,000 shares of the Company's Common Stock were awarded to the advisor and exchanged for approximately $675,000 in cash and approximately 76,000 shares of IFCO Systems.

9. STOCK OPTION PLAN:

   On June 1, 1996, the Board of Directors (the "Board") and the stockholders of the Company approved the 1996 Stock Option Plan, as amended (the "Stock Option Plan"). The Stock Option Plan provides for the granting of stock options to directors, executive officers, other employees and certain non-employee consultants

                          PALEX, INC. AND SUBSIDIARIES
of the Company. The Company accounts for the Stock Option Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly no compensation expense has been recognized. The Stock Option Plan, which permits an amount equal to no more than 15 percent of the outstanding shares of the Company's common stock to be issued as optioned shares, terminates in June 2006. In general, the terms of the option awards (including vesting schedules) are established by the Compensation Committee of the Board.

   The following table summarizes activity under the Stock Option Plan:

                                                                        Weighted
                                                                        Average
                                                             Exercise   Exercise
                                                 Shares    Price Range   Price
                                                ---------  ------------ --------
   Outstanding at November 30, 1996............       --            --      --
    Granted.................................... 1,328,500  $7.50-$14.75  $ 8.97
    Exercised..................................       --            --      --
    Forfeited..................................    (7,000)        $7.50  $ 7.50
   Outstanding at December 28, 1997............ 1,321,500  $7.50-$14.75  $ 8.85
    Granted.................................... 1,361,500  $5.88-$14.88  $ 9.46
    Exercised..................................    (6,500)        $7.50  $ 7.50
    Forfeited..................................   (65,850) $7.50-$13.50  $ 9.25
   Outstanding at December 27, 1998............ 2,610,650  $5.88-$14.88  $ 9.94
    Granted....................................       --            --      --
    Exercised..................................  $(10,000)        $7.50  $ 7.50
    Forfeited..................................  (194,500) $6.75-$14.88  $11.67
   Outstanding at December 26, 1999............ 2,406,150  $5.88-$14.88  $ 9.87

   At December 26, 1999, options for approximately 997,000 shares of the Company's common stock were exercisable. Unexercised options expire 10 years from the issue date.

   The following pro forma summary of the Company's consolidated results of operations have been prepared as if the fair value based method of accounting required by SFAS No. 123, "Accounting for Stock-Based Compensation" had been applied (in thousands, except per share data):

                                          Year ended   Year ended   Year ended
                                         December 28, December 27, December 26,
                                             1997         1998         1999
                                         ------------ ------------ ------------
   Net income attributable to common
    stockholders.......................     $6,640      $ 3,986      $ 6,753
   Pro forma adjustment................       (775)      (1,434)      (1,638)
                                            ------      -------      -------
   Pro forma net income attributable to
    common stockholders................     $5,865      $ 2,552      $ 5,115
                                            ======      =======      =======
   Net income per share ("EPS")
    Basic EPS as reported..............     $  .43      $   .21      $   .33
    Basic EPS pro forma................     $  .38      $   .13      $   .25
    Diluted EPS as reported............     $  .42      $   .21      $   .33
    Diluted EPS pro forma..............     $  .37      $   .13      $   .25

                          PALEX, INC. AND SUBSIDIARIES

   Fair value of the options issued during 1998 and 1997 was estimated at the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

                                                                Fiscal Year
                                                                  Option
                                                             ------------------
                                                              1997      1998
                                                             --------  --------
   Risk free interest rate..................................     6.66%     5.39%
   Dividend yield...........................................     0.00%     0.00%
   Volatility factor........................................    35.77%    41.99%
   Weighted average expected life........................... 10 years  10 years

   A summary of stock options outstanding and exercisable as of December 26, 1999 is as follows:

                                 Options outstanding                      Options exercisable
                  --------------------------------------------------- ----------------------------
     Range of
     exercise       Number       Weighted average    Weighted average   Number    Weighted average
      prices      outstanding remaining life (years)  exercise price  exercisable  exercise price
   -------------  ----------- ---------------------  ---------------- ----------- ----------------
   $5.88-$8.75     1,298,250          7.77                $ 7.54        579,917        $ 7.50
   $8.88-$13.12      766,500          8.10                $11.84        276,750        $11.70
   $13.13-$14.88     341,400          7.93                $14.33        140,367        $14.22

   All of the Company's outstanding options became immediately vested in connection with the merger of PalEx and IFCO (see Note 1).

10.EMPLOYEE BENEFIT PLANS:

   The Company approved a defined contribution profit-sharing plan (the "Plan") in March 1997, which qualifies under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to the lesser of 15 percent of their annual compensation or the maximum amount permitted under Internal Revenue Service (IRS) regulations to their account. The Company matches the contributions of participating employees on the basis of the percentages specified in the Plan. The employee and company matching contributions are invested at the direction of the individual employee. Employer contributions to the Plan were approximately $768,000, $1,134,000 and $1,476,000 for the years ended December 28, 1997, December 27, 1998, and December 26, 1999, respectively.

   In May 1985, Acme Barrel Company, Inc. ("Acme"), which was acquired by the Company in 1998, established an employee stock ownership plan ("ESOP") for Acme's eligible employees, as defined. The ESOP is a qualified plan exempt from taxes under IRS 401(a). In May 1994, the ESOP purchased 3,400 shares of Acme common stock at $765 per share from a stockholder for $2,601,000. The ESOP funded the purchase by issuing a variable rate note to a commercial bank that was guaranteed by Acme. Upon completion of the acquisition of Acme by PalEx, the shares of Acme stock in the ESOP were replaced with shares of the Company's Common Stock of equal value and the guaranty by Acme was replaced by a letter of credit issued under the Credit Facility.

   The Company accounts for the ESOP in accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plan" ("SOP 93-6"). Accordingly, the debt of the ESOP is recorded as long-term debt and the shares pledged as collateral are reported as unearned compensation on the Company's consolidated balance sheet. As shares are released, the Company reports compensation expense equal to the current estimated market price of the shares. In accordance with SOP 93-6, additional paid-in capital is adjusted whenever the market value of the shares released is more or less than the cost of the shares released.

   Contributions to the ESOP amounted to approximately $727,000, $153,000 and $0 for the years ended December 28, 1997, December 27, 1998, and December 26, 1999, respectively, which include interest paid by

                          PALEX, INC. AND SUBSIDIARIES
the Company on the loan used to purchase the ESOP shares of approximately $122,000, $83,000 and $102,000, for the years ended December 28, 1997, December 27, 1998, and December 26, 1999, respectively. The balance in unearned compensation of $1,770,000 at December 26, 1999, results from the leveraged ESOP stock purchase less the deemed release of shares at cost. At December 26, 1999, the ESOP contained 843,061 allocated shares and 425,923 unallocated shares of the Company's common stock, for a total of 1,268,984 shares.

   The Company received a Private Letter Ruling from the IRS in 1999 that allows the termination of the ESOP and the non-taxable disposal of the PalEx shares in the ESOP. It is the Company's intent to use the proceeds from the sale of the shares to repay the ESOP's indebtedness. Upon termination of the ESOP and debt retirement, the ESOP will allocate the remaining unallocated shares to the plan participants, resulting in a charge to earnings by the Company and a corresponding increase to additional paid-in-capital for the difference between the total value of the shares at the time of their sale and the ESOP indebtedness. In anticipation of the termination of the ESOP, no additional shares were allocated during the year ended December 26, 1999.

   During March 2000, 206,800 shares of the Company's common stock were sold by the ESOP. Proceeds of the sale were used to repay the note that was guaranteed by the Company. The remaining 219,123 unallocated shares will be distributed to the ESOP participants when the method of distribution has been approved by the ESOP participants. In accordance with the AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," compensation expense of approximately $2 million was recorded during March 2000, when the ESOP shares were effectively committed to be released.

11.TERMINATION OF CHEP RELATIONSHIP

   During the fourth quarter of 1997 and first quarter of 1998, company management had numerous discussions with representatives of its largest customer, CHEP, regarding numerous issues affecting the profitability of the products manufactured for CHEP by the Company and the pricing of new pallets, the uncertainty of CHEP production requirements, the absence of fees for extra services provided to CHEP, quality control and the opening of new facilities that would be primarily dedicated to performing services for CHEP. The Company manufactured new, high-grade pallets for CHEP, which in turn leased these pallets to its customers. These pallets were part of a "closed-loop" materials handling and management system that included recovery of the pallet from the end user, aggregating them in Company operated depots where they were sorted, repaired and returned to CHEP's customers.

   In addition, the Company began renegotiating the prices CHEP was being charged for new pallets to more accurately reflect constantly changing lumber prices. Subsequent discussion and communications ensued until it became apparent to Company management that the issues would not be resolved to the mutual satisfaction of CHEP and the Company. Accordingly, CHEP was notified that effective April 29, 1998, the Company would cease supplying CHEP with new pallets and provided advance notice (generally, 10 to 60 days) under contractual arrangements to discontinue repair and depot services for CHEP.

   The termination of the Company's relationship with CHEP affected the operations of certain of the Company's facilities in the southeastern and western United States. As a result, management formally adopted a restructuring plan, which was approved by the Board of Directors, to close, curtail, or convert operations to alternative business activities at facilities related to CHEP production. There were eight CHEP-related manufacturing facilities that were targeted for either closure, sale, consolidation or conversion to alternative product lines. As of December 27, 1998, three facilities dedicated to CHEP production have been closed, one was sold and two more were consolidated into one facility. The other two facilities were converted to manufacture non-CHEP products. The Company terminated approximately 400 production-related employees at CHEP related facilities during 1998.

                          PALEX, INC. AND SUBSIDIARIES

   Management determined that there were four categories of CHEP restructuring costs, in accordance with Emerging Issues Task Force 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)"
("EITF 94-3"): disputed accounts receivable; severance payments; lease cancellation fees and penalties; and a valuation allowance to restate CHEP-related inventory at its net realizable value.

   The results of operations for the year ended December 27, 1998 include net charges to continuing operations of approximately $1.2 million for an inventory valuation adjustment to reduce CHEP-related inventory to net realizable value and approximately $0.9 million for disputed accounts receivable, lease cancellation fees and penalties and severance pay associated with the termination of employees at CHEP related facilities. As of December 27, 1998, all CHEP restructuring costs have been paid or incurred. Accordingly, there is no remaining balance in accrued liabilities or inventory valuation allowance in the accompanying consolidated balance sheet.

   In addition, management determined that the termination of the CHEP relationship also required the application of SFAS No. 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of," and evaluated the facts and circumstances with regard to the CHEP-related facilities and the assets employed in the production of CHEP pallets. Accordingly, the results of operations for the year ended December 27, 1998 include a charge of approximately $1.4 million for plant closure and asset abandonment costs for the CHEP facilities noted above. The charge includes approximately $0.9 million for abandoned leasehold improvements and approximately $0.5 million to value pallet production machinery and equipment at its net realizable value. The abandoned and impaired assets had a book value of approximately $1.8 million prior to the revaluation. The net realizable value of these assets was determined based on management's estimates of current market value for similar types of manufacturing equipment used in the pallet production process. There have been no changes in the estimates used nor corresponding adjustments to the charges previously taken. The Company is attempting to sell the machinery and equipment as soon as possible. Depreciation expense on these assets for the period from their impairment date until December 27, 1998 would have been approximately $109,000.

   Management reviewed the recoverability and possible impairment of goodwill related to the subsidiaries which operated the CHEP facilities and determined that no goodwill adjustments were necessary due to the potential for replacing CHEP business with other customers.

   Management believes that all CHEP-related restructuring was complete as of December 27, 1998.

12.BUSINESS SEGMENTS:

   The Company has two business segments, one operating in the pallet industry and the other in the steel drum reconditioning industry. The pallet segment produces, recycles, sells, repairs, leases and retrieves wooden pallets in the United States and Canada primarily for use in agricultural and industrial markets. The drum segment reconditions steel drums in the United States, primarily for use in agricultural and industrial markets. There were no significant intercompany sales between the two segments for the periods presented.

                          PALEX, INC. AND SUBSIDIARIES

   The Company's business segments are managed separately because they require different technology and marketing strategies. The accounting policies for the segments are the same as those described in Note 2. The Company evaluates the performance of its reportable segments based on income before corporate overhead charges, interest expense, non-recurring expenses, goodwill amortization and income taxes.


                                                  Year Ended December 28, 1997
                                                 -------------------------------
                                                  Pallet    Drum    Consolidated
                                                 -------- --------  ------------
                                                         (in thousands)
 Revenues....................................... $162,848 $ 60,145    $222,993
 Segment earnings contribution..................   15,402     (152)     15,250
 Total assets...................................   96,562   23,443     120,005
 Depreciation and amortization..................    4,607      951       5,558
 Capital expenditures...........................    7,683    1,446       9,149
                                                  Year Ended December 27, 1998
                                                 -------------------------------
                                                  Pallet    Drum    Consolidated
                                                 -------- --------  ------------
                                                         (in thousands)
 Revenues....................................... $234,120 $ 85,571    $319,691
 Segment earnings contribution..................   15,286   11,743      27,029
 Total assets...................................  255,363   37,075     292,438
 Depreciation and amortization..................    9,442    2,223      11,665
 Capital expenditures...........................    9,428    4,523      13,951
                                                  Year Ended December 26, 1999
                                                 -------------------------------
                                                  Pallet    Drum    Consolidated
                                                 -------- --------  ------------
                                                         (in thousands)
 Revenues....................................... $283,521 $103,366    $386,887
 Segment earnings contribution..................   26,343   12,857      39,200
 Total assets...................................  221,253   83,657     304,910
 Depreciation and amortization..................   10,059    4,610      14,669
 Capital expenditures...........................    4,701    5,005       9,706

   Segment earnings contribution is reconciled to consolidated income before provision for income taxes as follows (in thousands):

                                        Year Ended   Year Ended   Year Ended
                                       December 28, December 27, December 26,
                                           1997         1998         1999
                                       ------------ ------------ ------------
   Total earnings contribution for
    reportable segments...............   $15,250      $27,029      $39,200
   Unallocated amounts:
    Corporate expenses................    (1,496)      (4,080)      (8,297)
    Interest expense..................    (1,722)      (8,468)     (14,996)
    Goodwill amortization.............      (593)      (3,334)      (4,774)
    Restructuring charge..............       --          (949)         --
    Plant closure and asset
     abandonment loss.................       --        (1,369)         --
    Other income (expense)............       (95)         262        1,397
                                         -------      -------      -------
   Income before provision for income
    taxes.............................   $11,344      $ 9,091      $12,530
                                         =======      =======      =======

                          PALEX, INC. AND SUBSIDIARIES

   The Company's revenue by country, based on the location of the customer, is as follows (in thousands):

                                           Year Ended   Year Ended   Year Ended
                                          December 28, December 27, December 26,
                                              1997         1998         1999
                                          ------------ ------------ ------------
   United States.........................   $222,993     $314,967     $370,735
   Canada................................        --         4,724       16,152
                                            --------     --------     --------
   Consolidated..........................   $222,993     $319,691     $386,887
                                            ========     ========     ========

   The Company's long-lived assets by country are as follows (in thousands):

                                                       December 27, December 26,
                                                           1998         1999
                                                       ------------ ------------
   United States......................................   $176,063     $175,493
   Canada.............................................     31,157       32,295
                                                         --------     --------
   Consolidated.......................................   $207,220     $207,788
                                                         ========     ========

   Earnings contribution for the Drum segment for the year ended December 27, 1998 includes charges of approximately $1.8 million for pooling expenses and compensation differential (the difference between previous owners' and officers' compensation before the acquisitions and the amounts to which they have contractually agreed) of approximately $1.1 million. There were no pooling expenses for the year ended December 28, 1997. Compensation differential was approximately $1.0 million for the year ended December 28, 1997.

   Earnings contribution for the Pallet segment for the year ended December 27, 1998 includes an inventory valuation adjustment of approximately $1.2 million.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of IFCO-U.S., L.L.C.:

In our opinion, the accompanying balance sheets and the related statements of operations and changes in accumulated members' deficit, and of cash flows present fairly, in all material respects, the financial position of IFCO-U.S., L.L.C. (the "Company") at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Tampa, Florida
April 12, 2000

                               IFCO-U.S., L.L.C.

                                 BALANCE SHEETS

                                                          December 31,
                                                    --------------------------
                                                        1998          1999
                                                    ------------  ------------
ASSETS:
 Cash.............................................. $     10,487  $     27,754
 Receivables, net of allowance for doubtful
  accounts of $50,000 and $75,000..................    2,376,495     5,199,535
 Related party receivables.........................       95,749     4,977,836
 Crate rental pool, net............................    5,299,773    12,016,378
 Crates held for transfer to related party.........      611,107       535,420
 Equipment and furniture, net......................    1,296,018     1,124,998
 Other assets......................................       40,883        26,360
                                                    ------------  ------------
                                                    $  9,730,512  $ 23,908,281
                                                    ============  ============
LIABILITIES AND MEMBERS' DEFICIT:
 Accounts payable and accrued expenses............. $    616,945  $  1,456,952
 Related party payables............................    3,120,816     4,924,577
 Refundable deposits...............................    2,014,188     3,779,234
 Other liabilities.................................          --        124,920
 Related party debt................................   14,521,444    27,598,287
                                                    ------------  ------------
                                                      20,273,393    37,883,970
                                                    ------------  ------------
Commitments and contingencies (Notes 1, 6 and 7)


MEMBERS' DEFICIT:
 Class A voting membership interests, $.40 par
  value; 1,000 shares authorized...................          400           400
 Class B non-voting membership interests, $.40 par
  value; 1,500 shares authorized...................          600           600
 Accumulated deficit...............................  (10,543,881)  (13,976,689)
                                                    ------------  ------------
  Total members' deficit...........................  (10,542,881)  (13,975,689)
                                                    ------------  ------------
                                                    $  9,730,512  $ 23,908,281
                                                    ============  ============


   The accompanying notes are an integral part of these financial statements.

                               IFCO-U.S., L.L.C.

      STATEMENTS OF OPERATIONS AND CHANGES IN ACCUMULATED MEMBERS' DEFICIT

                                                   Year Ended
                                                  December 31,
                                      ---------------------------------------
                                         1997          1998          1999
                                      -----------  ------------  ------------
Rental revenues...................... $   919,427  $  1,657,424  $  5,750,889
                                      -----------  ------------  ------------
Cost of revenues:
 Rental logistics cost...............  (1,254,538)   (1,646,080)   (3,608,314)
 Crate depreciation..................    (499,098)     (679,324)   (1,623,303)
 Equipment depreciation..............     (49,140)     (132,763)     (144,000)
 Loss on related party crate
  transfers..........................    (454,445)     (193,238)           --
                                      -----------  ------------  ------------
Total cost of revenues...............  (2,257,221)   (2,651,405)   (5,375,617)
                                      -----------  ------------  ------------
  Gross margin (loss)................  (1,337,794)     (993,981)      375,272

Selling, general and administrative
 expenses............................  (1,423,417)   (1,719,353)   (2,144,534)
                                      -----------  ------------  ------------
  Loss from operations...............  (2,761,211)   (2,713,334)   (1,769,262)

Interest expense.....................  (1,033,872)   (1,382,946)   (1,677,085)
Other income (expense), net..........      12,031      (175,887)      (13,539)
                                      -----------  ------------  ------------
Net loss.............................  (3,783,052)   (4,272,167)   (3,432,808)

Beginning accumulated deficit........  (2,488,662)   (6,271,714)  (10,543,881)
                                      -----------  ------------  ------------
Ending accumulated deficit........... $(6,271,714) $(10,543,881) $(13,976,689)
                                      ===========  ============  ============


   The accompanying notes are an integral part of these financial statements.

                               IFCO-U.S., L.L.C.

                            STATEMENTS OF CASH FLOWS

                                                     Year Ended
                                                    December 31,
                                         -------------------------------------
                                            1997         1998         1999
                                         -----------  -----------  -----------
Net cash provided by (used in)
 operating activities:
Net loss...............................  $(3,783,052) $(4,272,167) $(3,432,808)
Adjustments to reconcile net loss to
 cash provided by operating activities:
 Depreciation..........................      557,934      826,042    1,807,299
 Provision for doubtful accounts
  receivable...........................       25,000       25,000       25,000
 Transfer of crates to related parties,
  excluding freight and duty...........      219,141      106,343     (193,148)
 Loss on disposition of equipment and
  furniture............................          --       198,547           --
 Decrease (increase) in receivables....     (595,894)  (1,351,104)  (2,848,040)
 Decrease (increase) in related party
  receivables..........................   (1,969,647)   1,999,467   (1,729,087)
 Decrease (increase) in other assets...       58,577      (40,883)      14,523
 Increase (decrease) in accounts
  payable and accrued expenses.........       94,552      161,836      845,400
 Increase (decrease) in related party
  accounts payable.....................    1,069,925    1,177,851    1,798,371
 Increase (decrease) in refundable
  deposits.............................      561,991      997,289    1,765,046
                                         -----------  -----------  -----------
Net cash used in operating activities..   (3,761,473)    (171,779)  (1,947,444)
                                         -----------  -----------  -----------
Net cash provided by (used in)
 investing activities:
Purchases of furniture and equipment...     (683,066)    (279,084)     (12,976)
Proceeds from crate transfers to
 related parties.......................    1,790,551    1,128,973    1,897,208
                                         -----------  -----------  -----------
Net cash provided by investing
 activities............................    1,107,485      849,889    1,884,232
                                         -----------  -----------  -----------
Net cash provided by (used in)
 financing activities:
Proceeds from issuance of related party
 debt..................................    4,504,285    1,682,585    3,406,857
Payment of other liabilities...........          --           --      (202,267)
Payment of related party debt..........   (1,854,456)  (2,358,238)  (3,124,111)
                                         -----------  -----------  -----------
Net cash provided by (used in)
 financing activities..................    2,649,829     (675,653)      80,479
                                         -----------  -----------  -----------
Net increase (decrease) in cash:
Cash equivalents at the beginning of
 the period............................       (4,159)       2,457       17,267
Cash at the end of the period..........       12,189        8,030       10,487
                                         -----------  -----------  -----------
                                         $     8,030  $    10,487  $    27,754
                                         ===========  ===========  ===========
Supplemental cash flow information:
 Interest paid.........................  $   270,000  $   289,000  $   333,000

Non-cash investing and financing
 activities:

   During 1997, 1998, and 1999, the Company had crate purchases of approximately $1,854,000, $2,154,000, and 9,783,500, respectively. These crate purchases have been financed with notes payable from related parties.

   The accompanying notes are an integral part of these financial statements.

                               IFCO-U.S., L.L.C.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION:

   IFCO-U.S., L.L.C. (the "Company" or "IFCO-US") is a limited liability company. The Company's members are Schoeller-U.S., Inc. ("SIL-US") and Polymer International Corporation ("PIC"). SIL-US is a wholly-owned subsidiary of Schoeller International Logistics Beteiligungsgesellschaft mbH ("SIL") and PIC is a wholly-owned subsidiary of Intertape Polymer Group Inc. ("IPG"). The Company owns and manages a rental plastic container pool in the United States. These collapsible, reusable plastic containers ("crates") offer produce retailers and growers economic and environmental advantages over disposable packaging alternatives. The crates are leased primarily to growers of fresh fruit and vegetables in exchange for a one-time usage fee. The growers' goods are transported in the crates to various intermediaries and ultimately retailers for sale to consumers. The Company delivers the empty crates to customers' bulk warehouses and collects the empty crates from regional service points, where the crates are transported to the Company's depots and cleaned for reuse.

   The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Consequently, the accompanying balance sheet is presented on an unclassified basis.

   On September 2, 1999, PIC and SIL-US entered into a Membership Interest and Share Purchase Agreement (the "Purchase Agreement"). Upon execution of the agreement, PIC purchased from SIL 36.25% of the outstanding shares in SIL-US (the "Polymer Shares") for a note payable of $3,153,000 (the "Polymer Note"). Effective October 1, 1999, SIL assigned the Polymer Note to the Company. As a result of the assignment, the Company recorded a receivable from PIC and a payable to SIL for $3,153,000. Interest on the Polymer Note and interest on an additional $3,153,000 of existing PIC debt will be waived until March 1, 2000.

   PIC also agreed to sell subject to certain conditions including consummation of a merger between IFCO Systems and PalEx, Inc. (the "Palex Merger") and a related initial public offering of IFCO Systems N.V. (the "IPO") no later than March 31, 2000, its entire 20% interest in IFCO-US (the "Polymer Interest") and the Polymer Shares to IFCO Systems N.V. for approximately $10,657,500, plus all outstanding indebtedness which was approximately $26,840,000 as of December 31, 2000. Such amount will be reduced by the cancellation of the Polymer Note in the amount of $3,153,000, and $2,500,000 and certain other indebtedness.

   Commencing September 10, 1999, and on the first business day of each month thereafter until the earlier of the consummation of the PalEx Merger and IPO or March 1, 2000, SIL-US and PIC shall each make a loan to the Company in the amount of $75,000.

   On March 8, 2000, the merger of IFCO Systems N.V. ("IFCO Systems") and PalEx, Inc., was completed. In conjunction with the merger, PIC sold its entire 20% interest in the Company and the Polymer Shares to IFCO Systems N.V. for $10,657,000, plus all outstanding indebtedness at that date, less $3,153,000 for cancellation of the Polymer Note, and $2,500,000 and certain other indebtedness.

   The Company is currently trying to establish the plastic crate rental concept to the produce distribution market in the United States. As such, the Company is in a start-up business phase and will continue to realize net losses until its sales and gross margins increase high enough to cover variable and fixed operating costs. The Company's continuation as a going concern is dependent on its ability to obtain profitability and to generate sufficient cash flows, in a timely basis to meet obligations. IFCO Systems has represented to the Company's management that they intend to continue to provide whatever financial support is necessary to enable the Company to continue to operate and meet its liabilities as and when they fall due for a period of at least twelve months from the date of the audit opinion of these financial statements.

                               IFCO-U.S., L.L.C.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   A summary of the significant accounting policies followed in the preparation of the Company's financial statements is set forth below:

 Crates

   The Company depreciates its crate pool using the straight line method over a 15-year life. Additionally, the Company accrues additional depreciation for estimated crate breakage at a rate of 4.5% of the crate purchase price on a per trip basis. The Company periodically reviews its crate rental pool to ensure that all unusable crates are reduced to net realizable value.

   Expenditures for repairs are charged to expense as incurred. Upon transfer or retirement of crates, the cost and related accumulated depreciation are eliminated from the respective accounts.

   The gains and losses from related party crate transfers are included within cost of revenues. The cost of related party crate transfers includes the net book value of the asset sold and any direct costs associated with the transfers.

 Equipment and Furniture

   Equipment and furniture are stated at cost, less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful lives of the related assets. Machinery and equipment are depreciated from 5-10 years and furniture and fixtures are depreciated over 5 years.

   Expenditures for maintenance and repairs are charged to expense as incurred. Additions and major replacements or betterments that increase capacity or extend useful lives are added to the cost of the asset.

 Income Taxes

   The Company is a limited liability company which is treated as a partnership for federal and state tax purposes. As such, the income or loss generated by the Company is taxable to its members. Therefore, no provision for income taxes is recorded by the Company.

 Revenue Recognition

   The majority of the Company's revenues are generated from crate rental fees. Revenue is recognized over the Company's service obligation period. The service obligation period is complete when the customer's product is removed from the crates and the crate is ready to be returned to the Company. The Company accrues for the cost of returning crates to the rental pool.

   The Company records a two-dollar per crate deposit receivable and an offsetting refundable deposit liability for each crate delivered. Deposits are refundable upon proof of crate shipment by the customer.

 Fair Value of Financial Instruments

   SFAS No. 107, "Disclosures About Fair Values of Financial Instruments," requires the disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. The carrying amounts reported in the accompanying balance sheets for accounts receivable, accounts payable and accrued expenses, related party payables, and refundable deposits approximate fair value because of their short term nature. It is not practicable for the

                               IFCO-U.S., L.L.C.

Company to reasonably estimate the fair market value of the long term debt due to the related party nature of the debt, absence of a quoted market rate for the debt or debt with similar characteristics and complexities surrounding maturity dates.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Although the Company reviews all significant estimates affecting its financial statements on a recurring basis and records the estimated effect of any necessary adjustments, actual results could differ from these estimates.

 Advertising Expense

   The Company expenses the cost of advertising as incurred. The Company incurred approximately $80,000, $295,000, and $412,000 in advertising costs for the year ended December 31, 1997, 1998, and 1999, respectively.

 Start-up and organization costs

   The Company has expensed all start-up and organization costs when incurred.

 Impairment of Long-Lived Assets

   SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company believes that there is no impairment of its long-lived assets, primarily rental crates.

 Concentrations of Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company performs credit evaluation procedures on its customers and the Company's rental invoices are primarily on 14-day terms. Historically, the Company has not incurred significant credit related losses, however, an allowance for potential credit losses is maintained. Risk may exist in the Company's business and accounts receivable as approximately 39% and 18% of the Company's customers are located in California and Florida, respectively. As the Company's customers are in the produce industry, the Company's sales volumes in certain regions tend to be seasonal and subject to weather and other naturally occurring conditions.

   During the year ended December 31, 1999, the Company had no customer that accounted for more than 10% of total receivables. During each of the years ended December 31, 1997 and 1998, the Company had one customer each year that accounted for more than 10% of total revenues. DNE International accounted for approximately 12% of revenues during fiscal year ended December 31, 1997. Fresh From Texas accounted for 14% of revenues during fiscal year ended December 31, 1998.

 Reclassifications

   Certain prior year balances have been reclassified to be consistent with current year presentation. Such reclassifications had no effect on total assets, equity, net income, or total cash flows.

                               IFCO-U.S., L.L.C.

3. RECEIVABLES:

   Receivables consisted of the following at December 31:

                                                1997        1998        1999
                                             ----------  ----------  ----------
Trade--Rental receivables................... $  206,648  $  523,339  $1,569,049
Trade--Deposit receivables..................    862,383   1,903,156   3,705,486
Less: Allowance for doubtful accounts.......    (25,000)    (50,000)    (75,000)
Other receivables...........................      6,360         --          --
                                             ----------  ----------  ----------
                                             $1,050,391  $2,376,495  $5,199,535
                                             ==========  ==========  ==========

   Related party receivables consisted of the following at December 31:

                                                      1997    1998      1999
                                                      ----- -------- ----------
Crate transfer receivable............................ $     $ 95,749 $1,824,836
Polymer Note receivable..............................            --   3,153,000
                                                      ----- -------- ----------
                                                      $     $ 95,749 $4,977,836
                                                      ===== ======== ==========

4. CRATE RENTAL POOL, NET

     Crate rental pool, net consisted of the following at December 31:

                                              1997        1998         1999
                                           ----------  -----------  -----------
Crate rental pool......................... $6,149,627  $ 6,367,117  $14,024,437
Less: accumulated depreciation............   (722,141)  (1,067,344)  (2,008,059)
                                           ----------  -----------  -----------
Crate rental pool, net.................... $5,427,486  $ 5,299,773  $12,016,378
                                           ==========  ===========  ===========

   Crate depreciation expense for the years ended December 31, 1997, 1998 and 1999 was $499,098, $679,324 and $1,623,307, respectively.

5. EQUIPMENT AND FURNITURE:

     Equipment and furniture consisted of the following at December 31:

                                                1997        1998        1999
                                             ----------  ----------  ----------
   Machinery and equipment.................. $1,405,317  $1,444,451  $1,485,596
   Furniture and fixtures...................     18,538      25,040      32,382
                                             ----------  ----------  ----------
                                              1,423,855   1,469,491   1,517,978
   Less: accumulated depreciation...........    (61,656)   (173,473)   (392,980)
                                             ----------  ----------  ----------
   Equipment and furniture, net............. $1,362,199  $1,296,018  $1,124,998
                                             ==========  ==========  ==========

   Equipment and furniture depreciation expense for the years ended December 31, 1997, 1998 and 1999 was $58,836, $146,718 and $183,996, respectively.

                               IFCO-U.S., L.L.C.

6. OTHER LIABILITIES

   During 1999, IFCO-US entered into a purchase agreement with GE Polymer Logistics B.V. to purchase econobins (a large type of crate) for approximately $325,000. As of December 31, 1999, the Company has $124,920 of the remaining purchase agreement which will become due and payable in monthly installments through June 2001.

7. RELATED PARTY DEBT:

     Indebtedness consists of the following as of December 31:

                                              1997        1998         1999
                                           ----------- ----------- ------------
U.S. prime rate advances from PIC........  $ 4,465,882 $ 4,353,392 $  1,878,208
0% advances from PIC.....................          --      800,000    4,315,281
U.S. prime rate + 6% related party notes
 payable in default from IFCO
 Manufacturing...........................      860,807   1,339,883    2,901,937
10% related party notes payable from IFCO
 Manufacturing ..........................    6,315,943   5,828,169   12,487,580
U.S. prime rate PIC member loan..........    1,400,000   1,400,000    1,700,000
0% SIL-US member loan....................          --      800,000    4,315,281
                                           ----------- ----------- ------------
                                           $13,042,632 $14,521,444 $ 27,598,287
                                           =========== =========== ============

     The maturities of indebtedness are as follows for the years ending December 31:

                                                                       Amount
                                                                     -----------
      2000.......................................................... $19,535,007
      2001..........................................................   4,072,333
      2002..........................................................   3,506,376
      2003..........................................................     484,571
      2004..........................................................         --
      Thereafter....................................................         --
                                                                     -----------
                                                                     $27,598,287
                                                                     ===========

 Advances from PIC

   PIC has advanced funds to the Company for operating cash flow purposes. Under the terms of the operating agreement between SIL-US and PIC, advances from members accrue interest at the U.S. prime rate as published in the Wall Street Journal ("U.S. prime rate"), which was 8.5%, 7.75% and 8.5% at December 31, 1997, 1998 and 1999, respectively.

   In May 1998, PIC agreed to waive interest charges on the first $800,000 of its advances to the Company (see discussion of member loans).

 Related Party Note Payables

   The Company purchases its crates from IFCO Manufacturing, Inc. ("IFCO Manufacturing"), a wholly-owned subsidiary of IPG. The Company finances crate purchases with a three year note payable with IFCO Manufacturing. The notes accrue interest at 10%, with interest becoming payable on a semi-annual basis. One third of the principal of each note becomes due after every 12 months. The Company is currently in default on a portion of its principal and interest payments on its manufacturing note payables. Upon default, the notes and interest due began accruing additional interest at the default interest rate which is the U.S. prime rate plus 6% (14.5%, 13.75% and 14.5% at December 31, 1997, 1998 and 1999, respectively). Substantially all of the Company's receivables and long-lived assets are pledged as collateral for all outstanding notes payable under the crate supply agreement with IFCO Manufacturing.

                               IFCO-U.S., L.L.C.

 Member Loans

   The Company has a member loan with PIC for $1.4 million, which accrues interest at the U.S. prime rate. The funds were provided to the Company during 1995 and 1996 to fund start-up and organization costs. In accordance with the February 16, 1995 operating agreement between PIC and SIL-US, repayment of the loan by the Company shall be at such times as the Company can repay the loan when considering its future cash or requirements as contemplated in the operating agreement. At the time the Company has sufficient operating capital from profits, the entire principal and interest remaining outstanding shall then become due and payable in semi-annual installments of principal together with all accumulated interest until all amounts due and owing are paid in full. As of December 31, 1999, no principal or interest payments have been made.

   During May of 1998, SIL-US agreed to fund the Company's cash flow deficits with an $800,000 interest free loan. The SIL-US loan was funded in cash and does not have a stated maturity date. In conjunction with the SIL-US loan, PIC agreed to waive interest charges on the first $800,000 of advances.

8. COMMITMENTS AND CONTINGENCIES:

 Litigation

   The Company is involved in various legal proceedings that have arisen in the ordinary course of business. In the opinion of the Company's management, all such proceedings are adequately covered by insurance or, if not so covered, will not materially result in any liability which would have a material adverse effect on the financial position, liquidity or results of operations of the Company.

 Leasing Arrangements

   The Company leases certain facilities and machinery under non-cancelable operating leases. Additionally, the Company sub-leases office space from a wholly-owned subsidiary of IPG. The Company's rent expense under the related party sub-lease was $46,000, $47,000 and $50,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Lease payments are accrued on a straight-line basis over the term of the lease. Minimum future rental payments under these leases as of December 31, 1999 are as follows:

                                                                         Amount
                                                                        --------
      2000............................................................. $282,636
      2001.............................................................  186,728
      2002.............................................................    7,000
      2003.............................................................      --
      Thereafter.......................................................      --
                                                                        --------
                                                                        $476,364
                                                                        ========

   Rent expense under operating leases was approximately $46,000, $155,000 and $270,000 for the years ending December 31, 1997, 1998 and 1999, respectively.

9. MEMBERS' EQUITY:

   SIL-US and PIC each own 500 shares of the Class A voting membership interests. Additionally, SIL-US owns 100% of the 1,500 shares of the Class B non-voting membership interests. All shares participate equally in the sharing of the Company's profits/losses and distributions.

                               IFCO-U.S., L.L.C.

10. OTHER RELATED PARTY TRANSACTIONS:

 Related Party Receivables and Payables

   All of the Company's related party receivables are the result of crate transfers. The Company's related party payables are related to services provided by related parties in connection with export crate rentals under the export servicing agreement, crate deposits, royalties, and other miscellaneous payables. The related party payables are composed of the following:

                                                         December 31,
                                               --------------------------------
                                                  1997       1998       1999
                                               ---------- ---------- ----------
Crate deposits................................ $  152,400 $  259,754 $  259,754
Reconditioning fees...........................    297,257    552,531    832,166
Crate purchases...............................    317,735     22,608     22,608
Royalties.....................................     24,117     92,517    257,508
Interest payable..............................    795,105  1,558,525  2,584,440
Interest payable in default...................    356,351    634,881    968,101
                                               ---------- ---------- ----------
                                               $1,942,965 $3,120,816 $4,924,577
                                               ========== ========== ==========

 Crate Supply Agreement

   During 1996, the Company entered into a five-year supply agreement with IPG (through its wholly owned subsidiary IFCO Manufacturing) to provide all of the Company's plastic crates. The agreement specifies that the Company must purchase all crates from IPG and IPG is prohibited from selling crates to other customers. Crate prices are determined by a formula based upon raw material weight, the price for granulate and the actual quantity purchased by the Company. The agreement does not call for a minimum purchase requirement. During 1997, 1998 and 1999, the Company purchased approximately $1,854,000, $2,154,000 and $9,783,500, respectively, for crates supplied by IFCO Manufacturing. These crate purchases are financed through notes with IFCO Manufacturing.

 System Licensing Agreement

   In 1996, SIL and the Company entered into a ten-year licensing agreement. Under the agreement, the Company shall owe SIL a royalty commission equal to 3% of domestic crate rentals which are payable every quarter. For the years ended December 31, 1997, 1998 and 1999, the Company recorded royalty commission expenses of $19,123, $45,484 and $171,186, respectively.

 Export Servicing Agreement

   Some of the Company's customers use the crates to ship produce to international markets. In conjunction with its export rental program, the Company has a service agreement with IFCO-GmbH, a related party, whereby, IFCO-GmbH has agreed to collect, sort, wash, and include the crates within the European operations rental pool. Under the agreement, the Company records an amount equal to 80% of the export rental revenue as an expense payable to IFCO-GmbH as consideration for the services.

   Export rental revenue was approximately $273,000, $306,000 and $309,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

                               IFCO-U.S., L.L.C.

 Related Party Crate Transfers

   Under the terms of the export servicing agreement discussed above, the Company transfers ownership of crates shipped to Europe to related parties upon completion of the export rental period at the net book value of the crates.

   In 1997, 1998 and 1999, the Company agreed to transfer certain excess crates to related parties. These transfers were not related to the export servicing agreement. For the years ended December 31, 1997, 1998 and 1999, the Company recognized losses of $193,000, $454,000 and $0 on the transfer of crates to related parties which have been included within cost of revenues.

 Management

   IPG employees oversee the daily management of the Company. The Company's controller and assistant controller share responsibilities with other companies owned by IPG, including IFCO Manufacturing. Their salaries are charged to the Company based upon the estimated time spent working on Company business. All significant business decisions are determined by the Company's Board of Directors, which is composed of two members from SIL-US and two members from PIC.

   IPG has provided various management, accounting and administrative services to the Company. Wherever appropriate and practical, the costs associated with these services have been allocated and/or directly charged to the Company. However, the costs of some services such as credit, collections, treasury management, marketing and information systems management have not been allocated to the Company and the Company's financial statements do not reflect amounts associated with such services.

   The significant services that have been allocated to the Company include:

                                                      Year ended December 31,
                                                     --------------------------
                                                       1997     1998     1999
                                                     -------- -------- --------

Employee benefits................................... $ 35,000 $ 45,000 $100,000
Leased vehicles for salesman travel.................   40,000   60,000   60,000
Telecommunications expenses.........................   15,000   23,000   25,000
                                                     -------- -------- --------
                                                     $ 90,000 $128,000 $185,000
                                                     ======== ======== ========

11. EMPLOYEE BENEFITS:

   The Company's employees are eligible to participate in IPG's 401(k) defined contribution plan. The Company may make a discretionary match of up to 6% of the participant's salary to the participant's account. Additionally, the Company may make profit sharing distributions to the participants based upon IPG's financial performance. Contributions for the years ended December 31, 1997, 1998 and 1999 were $12,000, $24,000 and $33,000, respectively.

                        REGISTERED OFFICE OF THE ISSUER

                               IFCO SYSTEMS N.V.

                                  "Rivierstaete"
                                  Amsteldijk 166
                                1079 LH Amsterdam
                                 The Netherlands

                                LEGAL ADVISORS

      To the Issuer as to U.S. law            To the Issuer as to Dutch law
        Gardere & Wynne, L.L.P.              Stibbe Simont Monahan Duhot P.C.
      1601 Elm Street, Suite 3000              350 Park Avenue, Suite 2800
          Dallas, Texas 75201                    New York, New York 10017


                                                       BOOK-ENTRY DEPOSITARY,
      EXCHANGE AGENT              TRUSTEE            REGISTRAR, AND PAYING AGENT

   The Bank of New York     The Bank of New York        The Bank of New York
     30 Cannon Street        101 Barclay Street          101 Barclay Street
 London EC4M 6X4 England         Floor 21W                   Floor 21W
                             New York, New York       New York, New York 10286
                                   10286


           LUXEMBOURG LISTING, PAYING, TRANSFER, AND EXCHANGE AGENT

                         Kredietbank S.A. Luxembourgeoise
                                43 Boulevard Royal
                                L-2955 Luxembourg

                                   AUDITORS

      Auditors for IFCO        Auditors for IFCO-         Auditors for PalEx,
       Systems N.V.              U.S., L.L.C.                   Inc.
     and IFCO Companies      PricewaterhouseCoopers       Arthur Andersen LLP
    PwC Deutsche Revision            LLP                 101 E. Kennedy Blvd.,
            AG                400 N. Ashley Street,           Suite 2200
     Moskauer Strabe 19           Suite 2800             Tampa, Florida 33602
      40227 Dusseldorf,       Tampa, Florida 33602
         Germany

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   You should rely only on the information contained in this prospectus or the accompanying letter of transmittal. We have not authorized anyone to provide you with different information. We are not offering these securities in any jurisdiction where an offering is not permitted. The information in this prospectus and the letter of transmittal may only be accurate on the date of this document.

                              ------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Presentation of Financial Information....................................   i
Exchange Rate Information................................................   i
Prospectus Summary.......................................................   1
Risk Factors.............................................................  14
Cautionary Note Regarding Forward-Looking Statements.....................  22
The Exchange Offer.......................................................  23
The Transactions.........................................................  29
Use of Proceeds..........................................................  30
Capitalization...........................................................  30
Unaudited Pro Forma Combined and Consolidated Financial Statements.......  31
Selected Financial Information...........................................  37
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  40
Industry Overview........................................................  54
Business.................................................................  57
Management...............................................................  76
Certain Relationships and Related Transactions...........................  79
Security Ownership of Principal Shareholders and Management..............  82
Description of New Senior Credit Facility................................  83
Description of the Registered Notes .....................................  85
Taxation................................................................. 126
Plan of Distribution..................................................... 128
Enforceability of Civil Liabilities...................................... 129
Legal Matters............................................................ 129
Experts.................................................................. 129
Where You Can Find More Information...................................... 130
Issuer................................................................... 131
General Information...................................................... 134
Index to Financial Statements............................................ F-1

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                            [LOGO OF IFCO SYSTEMS]

                               IFCO Systems N.V.

                               Offer to Exchange
                                All Outstanding
                            Series A 10 5/8% Senior
                          Subordinated Notes due 2010
                                      for
                            Series B 10 5/8% Senior
                          Subordinated Notes due 2010

                           -------------------------
                                  PROSPECTUS
                           -------------------------



                                 July 18, 2000

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